
XLVISION
XLFOCUS
XLEXCELLENCE

EXELIXIS 2008 ANNUAL REPORT

XL STOCKHOLDERS

OUR STRATEGIES AND STRENGTHS.

of clinical anti-tumor activity have been observed. Importantly, the pharmacodynamic pathway inhibition and early signs of clinical benefit have been achieved with a favorable safety and tolerability profile at or below the maximum tolerated dose.

Encouraging phase 1 data also were reported for XL281, an inhibitor of wild-type and mutant RAF kinases implicated in a variety of human cancers. Of 29 patients in this ongoing dose-escalation trial, one has had a partial response and 12 others have had stable disease for more than three months. This includes stable disease for more than one year in four patients. Substantial modulation of RAF signaling, reduction in proliferation and increased cell death were observed in pharmacodynamic analyses of tumor samples. This trial is ongoing and is part of our development partnership with Bristol-Myers Squibb Company.

Leveraging Our Partnership Potential The encouraging preclinical and clinical data generated from the compounds in our pipeline continue to be validated by success in establishing multiple partnerships with leading biotechnology and pharmaceutical companies. The depth, breadth and continued replenishment of our pipeline gives us flexibility in establishing partnerships and licensing agreements that balance near-, mid- and long-term financial and commercial needs and objectives. To-date, Exelixis has successfully entered into co-development agreements and out-licensing agreements while retaining a number of exciting candidates to develop as proprietary programs. This asset allocation paradigm allows us to diversify the risks of product development while increasing the likelihood for success.

In December 2008, Exelixis entered into a global collaboration with Bristol-Myers Squibb Company covering XL184 and XL281. The terms of the agreement provide Exelixis with $240 million in upfront and license fees, with $195 million received upfront and $45 million in additional license payments payable in 2009. Exelixis and Bristol-Myers Squibb Company have agreed to co-develop XL184, which is currently in a pivotal phase 3 trial for MTC and in phase 2 and phase 1b/2 trials for GBM and NSCLC, respectively. Exelixis will share U.S. commercial profits 50/50 with Bristol-Myers Squibb Company and has the option to co-promote XL184 in the United States. Exelixis also is eligible to receive sales performance milestones of up to $150 million and double-digit royalties on sales outside the United States. Exelixis and Bristol-Myers Squibb Company will share worldwide (except for Japan) development costs, 35% (Exelixis) and 65% (Bristol-Myers Squibb Company)[1].

Bristol-Myers Squibb Company has an exclusive worldwide license to develop and commercialize XL281, currently in a phase 1 trial in patients with advanced solid tumors, and will be responsible for funding all future development of the compound. Exelixis is eligible for development and regulatory milestones of up to $315 million, sales performance milestones of up to $150 million and double-digit royalties on worldwide sales of XL281.

These favorable economic terms reflect the substantial clinical and commercial potential of XL184 and XL281 in diverse cancers and our ability to work effectively with our partners. We have worked with Bristol-Myers Squibb Company for nearly a decade on multiple collaborations and we are excited about the opportunity to co-develop XL184.

In 2008, our partnerships with leading oncology companies progressed as planned. GlaxoSmithKline is conducting phase 2 trials of XL880 in papillary renal cell carcinoma, gastric cancer and head and neck cancer. Bristol-Myers Squibb Company is conducting phase 1 trials of XL652 in cardiovascular disease and XL139 and XL413 in various cancers. XL518, which Genentech selected for development in 2008, is in phase 1 trials in solid tumors and the maximum tolerated dose has been defined. The selection triggered a $3 million milestone payment and Exelixis is entitled to receive another $7 million after Genentech initiates phase 2 trials.

[1] We will be responsible to fund the initial $100 million of such costs. We will have the option to defer payments for development, early commercialization and other costs above certain thresholds.

Going forward, we will continue to allocate compounds to co-development partnerships, licensing arrangements, and our own proprietary pipeline based on the time and resources needed to bring specific compounds to the market, the risk, and the ability of a partner to enhance the size of the market opportunity or shorten the time to market. Regardless of the pathway to which individual compounds are allocated, our goal is to bring first- or best-in-class medicines to patients with unmet medical need. We believe that our partnerships can result in shorter development times and/or approval for a broader array of indications. Success of the partnerships, and of our partners, benefits patients and Exelixis' stockholders.

Combined, the cash and clinical progress generated by our partnerships help to keep our balance sheet strong.

A Focused Organization with Healthy Productivity In 2008, we streamlined our operations through a 10% reduction in head count. While there is always reluctance to lose people who have contributed to our organization, this reduction was necessary to bring our operations in-line with our financial resources. Being tightly focused and productive is a priority for everyone at Exelixis and we continue to strengthen the necessary areas of our organization to ensure that our compounds advance.

Continuing on a Better Path to Better Medicines Although I am pleased with our accomplishments over the past year, we are keenly focused on our goals and are determined to remain on course despite the turmoil of the financial markets. Moving into 2009, we are focused on continued execution of multiple clinical development programs and disciplined and pragmatic use of our financial assets. A top priority is the successful execution of the clinical development plan for XL184, and we are pleased to be in partnership with Bristol-Myers Squibb Company to expedite this effort.

Seven abstracts have been accepted for presentation at ASCO, including data from the phase 2 GBM trial for XL184 and phase 1 trials of XL765, XL147, XL228 and XL281. As in recent years, we expect that the conference will afford us the opportunity to garner additional enthusiasm for our pipeline within the oncology community.

The Exelixis pipeline is the foundation of our clinical and financial success to-date and we intend to continue to replenish it with compelling new development candidates. We will continue to critically prioritize compounds in the clinical pipeline, retaining those with clear clinical and commercial potential, or halting development of programs that we believe have a low probability of success and seeking partnerships for programs with complex, lengthy or costly clinical trajectories.

Our continued commitment to rationalize our pipeline is intended to keep our clinical expenses in-line with our financial resources. In the months ahead, we expect to further enhance our financial resources – already close to $500 million in cash and committed funding as of the end of 2008 – through additional partnerships. And we will continue to focus on prudent use of our financial and intellectual assets so that we have the resources and flexibility to make ongoing progress in a dynamic environment.

I want to thank all of you for your support and confidence in Exelixis. I look forward to sharing our progress with you in the months ahead.

Sincerely,

George A. Scangos, PhD
President and Chief Executive Officer

The Exelixis pipeline is the foundation of our clinical and financial success to-date and we intend to continue to replenish it with compelling new development candidates.

The following table shows our clinical-stage compounds that we are developing internally or are co-developing with a partner:

COMPOUND	PARTNER	PRINCIPAL TARGETS	INDICATION	STAGE OF DEVELOPMENT
XL184	Bristol-Myers Squibb	MET, RET, VEGFR2	MTC	Phase 3
			GBM	Phase 2
			NSCLC+erlotinib	Phase 1b/2
XL147	Unpartnered	PI3K	NSCLC+erlotinib	Phase 1b/2
			NSCLC+paclitaxel/carboplatin	Phase 1b/2
			Solid Tumors	Phase 1
XL765	Unpartnered	PI3K, mTOR	GBM+temozolomide	Phase 1b/2
			NSCLC+erlotinib	Phase 1b/2
			Solid Tumors	Phase 1
XL518	Genentech	MEK	Cancer	Phase 1
XL228	Unpartnered	IGF1R, BCR-ABL, SRC	Resistant CML	Phase 1
			Advanced Malignancies	Phase 1
XL019	Unpartnered	JAK2	Hematological Malignancies	Phase 1
XL139	Bristol-Myers Squibb	Hedgehog	Cancer	Phase 1
XL413	Bristol-Myers Squibb	Cdc7	Cancer	Phase 1
XL888	Unpartnered	HSP90	Cancer	Phase 1

The following table shows our preclinical and clinical-stage compounds that we have out-licensed to third parties for further development and commercialization:

COMPOUND	PARTNER	PRINCIPAL TARGETS	INDICATION	STAGE OF DEVELOPMENT
XL880	GlaxoSmithKline	MET, VEGFR2	Renal Cell Carcinoma	Phase 2
			Gastric Cancer	Phase 2
			Head and Neck Cancer	Phase 2
XL281	Bristol-Myers Squibb	RAF	Cancer	Phase 1
XL652	Bristol-Myers Squibb	LXR	Metabolic and Cardiovascular Disease	Phase 1
XL550	Daiichi-Sankyo	MR	Metabolic and Cardiovascular Disease	Preclinical
FXR	Wyeth	FXR	Metabolic and Liver Disorders	Preclinical



Exelixis, Inc.
210 East Grand Avenue
South San Francisco, CA 94083-0511
650.837.7000 tel
650.837.8300 fax
http://www.exelixis.com

Corporate Information

Corporate Counsel
Cooley Godward Kronish LLP
Palo Alto, CA

Transfer Agent
BNY Mellon Shareowner Services
Securities Transfer Services
P.O. Box 358010
Pittsburg, PA 15252-8010
800.356.2017 tel
Foreign Shareholders:
+1 201.680.6578 tel
http://www.melloninvestor.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Palo Alto, CA

Form 10-K
A copy of the Exelixis annual report on Form 10-K filed with the Securities and Exchange Commission is available free of charge from the company's Corporate Communications Department by calling 650.837.7012.

Stock Information
The common stock of the company has traded on the Nasdaq Global Select Market under the symbol "EXEL" since April 11, 2000. No dividends have been paid on the common stock since the company's inception.

Common Stock
The following table sets forth, for the periods indicated, the high and low intraday sales prices for the company's common stock as reported by the Nasdaq Global Select Market:

Quarter Ended	High	Low
January 2, 2009	$6.30	$2.11
September 26, 2008	$7.35	$4.64
June 27, 2008	$8.15	$5.00
March 28, 2008	$8.95	$4.81

Board of Directors

Stelios Papadopoulos, PhD
Chairman of the Board,
Exelixis, Inc.

Charles Cohen, PhD
Managing Director,
Advent Healthcare Ventures

Carl B. Feldbaum
President Emeritus,
Biotechnology Industry Organization

Alan M. Garber, MD, PhD
Henry J. Kaiser, Jr. Professor
Professor of Medicine
Professor (by courtesy) of Economics,
Health Research and Policy, and of
Economics in the Graduate School of Business
Director, Center for Health Policy
Director, Center for Primary Care and
Outcomes Research
Stanford University

Vincent Marchesi, MD, PhD
Director, Boyer Center for Molecular
Medicine and Professor of Pathology
and Cell Biology, Yale University

Frank McCormick, PhD, FRS
Director, Helen Diller Family Comprehensive
Cancer Center and Cancer Research Institute;
E. Dixon Heise Distinguished Professor in
Oncology; David A. Wood Distinguished
Professor of Tumor Biology and Cancer
Research; Associate Dean, School of Medicine,
University of California, San Francisco

George Poste, DVM, PhD
Chief Scientist, Complex Adaptive
Systems Initiative
Regents' Professor and Del E. Webb
Distinguished Professor of Biology
Arizona State University

George A. Scangos, PhD
President and Chief Executive Officer,
Exelixis, Inc.

Lance Willsey, MD
Founding Partner, DCF Capital

Jack L. Wyszomierski
Executive Vice President and Chief Financial
Officer, VWR International, LLC

Management

George A. Scangos, PhD
President and Chief Executive Officer

Michael Morrissey, PhD
President of Research and Development

Frances K. Heller, JD
Executive Vice President,
Business Development

Frank L. Karbe
Executive Vice President and
Chief Financial Officer

Gisela M. Schwab, MD
Executive Vice President and
Chief Medical Officer

Pamela A. Simonton, JD, LLM
Executive Vice President and
General Counsel

Peter Lamb, PhD
Senior Vice President, Discovery Research and
Chief Scientific Officer

Lupe M. Rivera, SPHR, CCP
Senior Vice President, Operations

D. Ry Wagner, PhD
Vice President, Plant Biotechnology,
Exelixis Plant Sciences, Inc.

This annual report and the accompanying letter to stockholders contain statements that are forward-looking, including, without limitation, statements relating to: Exelixis' ability to move the company forward for a substantial period of time without having to access the capital markets; Exelixis' expectation that it will have the financial resources to capitalize on the company's diverse pipeline of promising candidates; Exelixis' belief that the company is uncommonly well positioned for success; Exelixis' belief that the company is well positioned to weather the current economic crisis and that the company will make significant progress toward its goal of bringing products to market and creating value for patients and stockholders; the future development and therapeutic and commercial potential of XL184, XL147, XL765, XL518, XL228, XL019, XL139, XL413, XL888, XL880, XL281, XL652, XL550, FXR and Exelixis' other compounds; Exelixis' goal to continue to replenish the company's diverse pipeline, as it makes decisions about further investments in specific programs; the availability of data related to XL228, XL019, XL888, XL184 and Exelixis' other compounds; the timing for go/no go decisions with respect to XL228, XL019 and XL888; Exelixis' expectations to partner XL147 and XL765 in the near future and the benefits and impact thereof; the continued development and growth of the company; Exelixis' expectations and plans for the development of XL184, including the initiation a broad phase 2 "signal searching" trial for XL184 in 2009 and other clinical trials; Exelixis' and Bristol-Myers Squibb's plans to share costs, profits and losses with respect to XL184; Exelixis' potential receipt of milestones and royalties on sales of XL184 outside the United States; Exelixis' potential receipt of milestones and royalties on worldwide sales of XL281; Exelixis' expectation that it will receive a $7 milestone from Genentech for XL518; Exelixis' plan to continue to allocate compounds to co-development partnerships, licensing arrangements, and its own proprietary pipeline; Exelixis' belief that partnerships can result in shorter development times and/or approval for a broader array of indications and that successful partnerships benefit patients and Exelixis stockholders; Exelixis' plan to continue to strengthen the necessary areas of the company to ensure that its compounds advance; Exelixis' expectation that ASCO will afford the company the opportunity to garner additional enthusiasm for its pipeline within the oncology community; Exelixis' plan to keep the company's clinical expenses in line with its financial resources; Exelixis' expectations to further enhance the company's financial resources through additional partnerships; and Exelixis' continued focus on prudent use of the company's financial and intellectual assets. Words such as "plan," "goal," "may," "would," "will" "could," "expect," "should," "anticipate," "suggest," "intend," "potential," "encouraging," "promising," "continue," "well positioned" and similar expressions are intended to identify forward-looking statements. These statements are only predictions and are based upon Exelixis' current plans, assumptions, beliefs and expectations. Forward-looking statements involve risks and uncertainties. Exelixis' actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to: the potential failure of XL647, XL184, XL880, XL019, XL147, XL765, XL281, XL518, XL228, XL820, XL844, XL139 and other Exelixis compounds to demonstrate safety and efficacy in clinical testing; the therapeutic and commercial value of XL647, XL184, XL880, XL019, XL147, XL765, XL281, XL518, XL228, XL820, XL844, XL139 and other Exelixis compounds; Exelixis' ability to initiate clinical trials at the referenced times; the ability to conduct clinical trials for Exelixis' compounds sufficient to achieve a positive completion; the timing and level of expenses associated with the advancement and maturation of the Exelixis pipeline; Exelixis' ability to control its costs; Exelixis' dependence on its relationship with Bristol-Myers Squibb Company; Exelixis' ability to enter into new collaborations; Exelixis' ability to execute upon its objectives; the timely receipt of potential license payments, research funding, milestones and royalties under Exelixis' collaborative agreements; the uncertainty of the FDA approval process; market competition; and changes in economic and business conditions. These and other risk factors are discussed under "Risk Factors" and elsewhere in Exelixis' Annual Report on Form 10-K for the fiscal year ended January 2, 2009 and Exelixis' other reports filed with the Securities and Exchange Commission. Exelixis expressly disclaims any duty, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements made in this discussion to reflect any change in Exelixis' expectations with regard thereto or any changes in events, conditions or circumstances on which any such statements are based.



George A. Scangos PhD, President and Chief Executive Officer

In these challenging times for the biotechnology industry and for our economy in general, I am pleased to report that Exelixis is in excellent shape. We ended 2008 with close to $500 million in cash and committed funding. We have controlled our expenses and focused our resources. The result is that we have the ability to move the company forward for a substantial period of time without having to access the capital markets.



Our lead compound XL184 is in a phase 3 trial for medullary thyroid cancer (MTC) and has generated encouraging data in a phase 2 trial for patients with glioblastoma (GBM). Together with our partner Bristol-Myers Squibb Company, we are moving the compound aggressively through clinical development with a plan that fully exploits the potential of this promising compound. We have a multitude of other partnered and proprietary compounds and a deep and diverse pipeline of promising candidates. Through aggressive business development, thoughtful cost-control and careful focus, we expect to have the financial resources to make the most of these opportunities. At a time of unprecedented challenge for the biotechnology industry, Exelixis is uncommonly well positioned for success.

The Right Strategy Since our evolution into a drug discovery and development company several years ago, our strategy has been clear and consistent: To discover and aggressively develop multiple, high-quality compounds that have the potential to improve the treatment of patients with cancer and other chronic diseases; to seek to do so at scale and at a fraction of the cost and time of competitors; to build a pipeline that is competitive with large biotechnology and pharmaceutical companies within the therapeutic area of cancer; and to efficiently finance our enterprise to minimize stockholder dilution and maximize value.

The outcome of that strategy to-date is a diverse pipeline of 14 compounds. We have strategically partnered many of our compounds as a source of immediate cash and clinical bandwidth, and we have retained a meaningful economic stake in all of the compounds as a way of building future value for the company. Our commitment to the highest standards of care and quality is yielding rewards in our current clinical programs and partnerships. As a result, Exelixis is well positioned not only to weather the current economic crisis, but also to make significant progress toward our goal of bringing products to market and creating value for patients and stockholders.

Today, Exelixis has succeeded in building an industry leading pipeline that currently consists of the following compounds:

XL184, an inhibitor of the proteins MET, RET and VEGFR2, has generated encouraging data in trials of patients with MTC and GBM. It is currently in a phase 3 trial for patients with MTC, in a phase 2 trial for patients with GBM, and in a phase 1b/2 trial for patients with non-small cell lung cancer (NSCLC). Additionally, together with our partner Bristol-Myers Squibb Company, we are aggressively exploring the potential of this compound to provide benefit to patients with a variety of other tumor types.

XL147 is a selective inhibitor of phosphoinositide-3 kinase (PI3K). The PI3K pathway is the most frequently dysregulated pathway in human tumors. This compound and XL765 are the most advanced compounds targeting the PI3K pathway. XL147 has shown robust pathway modulation in patient tumors and encouraging signs of anti-tumor activity in a phase 1 trial. In addition to the ongoing single agent phase 1 trial, XL147 is currently being tested in phase 1b/2 trials in combination with either erlotinib or chemotherapy (carboplatin and paclitaxel).

XL765 is a dual inhibitor of PI3K and mTOR. This compound also has shown encouraging pathway modulation in patient tumors as a single agent in a phase 1 trial and the evaluation of the combination of XL765 with erlotinib or temozolomide is ongoing in phase 1b/2 trials.

XL518 is a specific inhibitor of MEK, a key component of the MAP kinase pathway. This compound has reached its maximum tolerated dose in an ongoing phase 1 trial and is being transferred to our partner Genentech for further clinical development.

XL228 is an inhibitor of IGF1R, BCR-ABL and SRC. This compound has shown encouraging early signs of activity and is being tested in patients with chronic myelogenous leukemia, multiple myeloma, and advanced solid tumors. As with all of our compounds, we will determine whether to move this compound into later stage development once we have the data from the ongoing trials, anticipated by the end of 2009.



(left to right): **Michael M. Morrissey** PhD, President of Research and Development
Frances K. Heller JD, Executive Vice President, Business Development
Frank L. Karbe, Executive Vice President and Chief Financial Officer
Gisela M. Schwab MD, Executive Vice President and Chief Medical Officer
Pamela A. Simonton JD, LLM, Executive Vice President and General Counsel
Peter Lamb PhD, Senior Vice President, Discovery Research and Chief Scientific Officer
Lupe M. Rivera SPHR, CCP, Senior Vice President, Operations

XL019 is a selective inhibitor of JAK2. This compound has shown signs of activity in preleukemic myelofibrosis patients but has been associated with low levels of neuropathy at its current dose. We are planning to evaluate XL019 further in patients with preleukemic myelofibrosis or other leukemic conditions where JAK2 activation is thought to be relevant to the disease in order to determine if this compound may provide a therapeutic option for these specific patient populations. We anticipate that we will be able to make a data-driven decision to continue or halt the development of this compound during 2009.

XL139 is an inhibitor of the hedgehog pathway. This pathway is believed to be one of the most important pathways involved in cancer stem cell maintenance and is abnormally activated in many types of cancer. This compound currently is in a phase 1 trial, and our co-development partner Bristol-Myers Squibb Company has primary responsibility for its development and commercialization.

XL413 is a potent, selective, and orally available small molecule inhibitor of the threonine-serine kinase Cdc7, which is an important regulator of cellular DNA synthesis. It is being co-developed with Bristol-Myers Squibb Company, and Bristol-Myers Squibb Company has primary responsibility for its development and commercialization.

XL888 is a novel, synthetic, orally bioavailable inhibitor of HSP90, a chaperone protein that promotes the activity and stability of a range of key regulatory proteins including kinases. It is currently in a phase 1 clinical trial.

XL880 (GSK089) is an inhibitor of MET and VEGFR and is being moved through clinical development by our partner GlaxoSmithKline. Phase 2 clinical trials evaluating XL880 in papillary renal cell carcinoma, gastric cancer, and head and neck cancer are ongoing.

XL281 is a selective inhibitor of the RAF kinase, a member of the MAP kinase pathway that is frequently dysregulated in solid tumors. It has demonstrated on-target activity and substantial pathway inhibition in patient tumors and is being tested in patients with colorectal cancer, NSCLC, melanoma and papillary thyroid cancer. This compound has been out-licensed to Bristol-Myers Squibb Company.

XL652 is a modulator of the liver X receptor (LXR), a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic disorders. LXR plays a central role in lipid metabolism, and LXR modulators improve lipid profiles and shrink atherosclerotic plaques in preclinical models. XL652 is currently in phase 1 trials, and our partner Bristol-Myers Squibb Company has sole responsibility for the development and commercialization of the compound.

XL550 is a novel small-molecule antagonist the mineralocorticoid receptor (MR), a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic diseases. Preclinical evaluation of XL550 is ongoing with our partner Daiichi-Sankyo, and Daiichi-Sankyo has sole responsibility for its development and commercialization.

The farnesoid X receptor (FXR), a member of the nuclear hormone receptor superfamily, is implicated in a variety of metabolic and liver disorders. Preclinical evaluation of an FXR agonist is ongoing with our partner Wyeth Pharmaceuticals, and Wyeth Pharmaceuticals has sole responsibility for the development and commercialization of the compound.

In addition to these compounds, we have a number of other compounds moving through preclinical development at Exelixis in preparation for potential investigational new drug application filings in 2009 and 2010. Our goal is to continue to replenish our diverse pipeline, as we make tough, data-driven decisions about further investments in specific programs.

Although Exelixis is financially well positioned and has a diverse and valuable pipeline, we are aware of the challenging economic environment in which we find ourselves. We cannot, and will not attempt to independently develop all of the compounds in our pipeline. We have established many

WE ARE CONSTANTLY EVALUATING

successful partnerships with leading biotechnology and pharmaceutical companies. For example, Exelixis and Bristol-Myers Squibb Company are putting substantial resources behind XL184. The data generated by this compound to-date are encouraging, and we believe that this compound merits our continued investment and full support.

We are performing limited studies for our proprietary compounds XL228, XL019 and XL888 with the goal of making "go/no go" decisions later this year. We are paying 35% of the development costs for XL139 and XL413, while Bristol-Myers Squibb Company pays the remaining development costs. Our decision to continue to fund these programs into later stage development is contingent on the data generated in phase 1.

We have no financial commitment for XL281, XL518, and XL652; costs for these programs are paid by our partners. We expect to partner XL147 and XL765 in the near future. Success of one or more of these compounds will provide substantial benefit to us, while we have limited our risk in the event of failure.

We are striving to continue our company's development and growth through good decision making.

Substantial Clinical Productivity In 2008, we made substantial progress in our clinical pipeline. A key achievement was the initiation of a phase 3 pivotal trial for XL184 in MTC. XL184 is the first compound discovered and developed at Exelixis to advance to pivotal trials and we have advanced the compound to this stage in less than three years after it entered clinical development. This progress is the result of our robust discovery and early development processes and our strategy for identifying time- and cost-effective paths to potential approval.

In an earlier-stage trial, XL184 demonstrated a 55% response rate and an 84% disease control rate in MTC and we believe that the strength of the data may provide a clear and rapid pathway to the market. Additional clinical data suggest that XL184 may have potential in diverse cancers, including NSCLC, colorectal cancer, GBM, melanoma and other solid tumors. Thus, while approval in MTC may provide the most time- and cost-effective indication to pursue for initial approval of XL184, subsequent approval in other indications would allow for significant expansion of the compound's market potential.

Toward this end, we are evaluating XL184 in a phase 2 trial in patients with relapsed or recurrent GBM. We rapidly completed accrual in this trial, enrolling more than 40 patients in less than three months. The rapid enrollment reflects both the critical need for new GBM therapies as well as the enthusiasm for XL184 among oncologists. Preliminary data from this trial have been accepted for presentation at the American Society of Clinical Oncology (ASCO) annual meeting, which will take place at the end of May. If the phase 2 results in GBM continue to be positive, we intend to advance this program rapidly to pivotal trials for this indication.

In collaboration with Bristol-Myers Squibb Company, we have completed our initial planning phase of the full development program for XL184 in a variety of oncology indications, including potential pivotal trials that we expect to initiate in 2009, as well as a broad phase 2 "signal search" trial that we plan to initiate this year to identify other potential indications. We have staffed the XL184 development program in a fashion that is competitive with other clinically active agents at this stage of development and, together with Bristol-Myers Squibb Company, have critical mass and expertise in clinical, regulatory, manufacturing and commercial to extend the sizable lead we have with XL184 as the most advanced MET inhibitor in clinical testing.

Over the course of 2008, we presented data from several ongoing clinical development programs at leading medical conferences. We presented data from XL765 and XL147, each of which targets PI3K. Data from phase 1 trials of XL147 and XL765 have shown encouraging pathway inhibition in human tumors and surrogate tissues such as hair and skin. Early signs


VISION
FOCUS
EXCELLENCE

Design Hane Chow, Inc., Oakland, CA **Photography** Pages 1-5 and 7: Anthony Lindsey, San Francisco, CA; Inside Back Cover: Jock McDonald, San Francisco, CA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: January 2, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-30235

EXELIXIS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-3257395**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

249 East Grand Ave.
P.O. Box 511
South San Francisco, CA 94083
(Address of principal executive offices, including zip code)

(650) 837-7000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.001 Par Value per Share	**The Nasdaq Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer (Do not check if a smaller reporting company) ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $445,074,036 (Based on the closing sales price of the registrant's common stock on that date. Excludes an aggregate of 17,700,506 shares of the registrant's common stock held by officers, directors and affiliated stockholders. For purposes of determining whether a stockholder was an affiliate of the registrant at June 27, 2008, the registrant assumed that a stockholder was an affiliate of the registrant at June 27, 2008 if such stockholder (i) beneficially owned 10% or more of the registrant's common stock, as determined based on public filings, and/or (ii) was an executive officer or director or was affiliated with an executive officer or director of the registrant at June 27, 2008. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.)

As of February 27, 2009, there were 106,382,566 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than May 2, 2009, in connection with the registrant's 2009 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

EXELIXIS, INC.

FORM 10-K

INDEX

PART I

Some of the statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Annual Report on Form 10-K are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry and involve known and unknown risks, uncertainties and other factors that may cause our company's or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in, or contemplated by, the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "goal," "objective," "will," "may" "should," "would," "could," "estimate," "predict," "potential," "continue," "encouraging" or the negative of such terms or other similar expressions identify forward-looking statements. Our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in "Item 1A. Risk Factors" as well as those discussed elsewhere in this Annual Report on Form 10-K. These and many other factors could affect our future financial and operating results. We undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

In 2006, Exelixis adopted a 52- or 53-week fiscal year that ends on the Friday closest to December 31st. Fiscal year 2006, a 52-week year, ended on December 29, 2006, fiscal year 2007, a 52-week year, ended on December 28, 2007, fiscal year 2008, a 53-week year, ended on January 2, 2009, and fiscal year 2009, a 52-week year, will end on January 1, 2010. For convenience, references in this report as of and for the fiscal years ended December 29, 2006, December 28, 2007, and January 2, 2009 are indicated on a calendar year basis, ending December 31, 2006, 2007 and 2008, respectively.

ITEM 1. BUSINESS

Overview

We are committed to developing innovative therapies for cancer and other serious diseases. Through our integrated drug discovery and development activities, we are building a portfolio of novel compounds that we believe have the potential to be high-quality, differentiated pharmaceutical products. Our most advanced pharmaceutical programs focus on discovery and development of small molecule drugs for cancer.

Utilizing our library of more than 4.5 million compounds, we have integrated high-throughput processes, medicinal chemistry, bioinformatics, structural biology and early *in vivo* testing into a process that allows us to efficiently and rapidly identify highly qualified drug candidates that meet our extensive development criteria.

Since our inception, we have filed 16 investigational new drug applications, or INDs, with the United States Food and Drug Administration, or FDA. As our compounds advance into clinical development, we expect to generate a critical mass of data that will help us to understand the full clinical and commercial potential of our drug candidates. In addition to guiding the potential commercialization of our innovative therapies, these data may contribute to the understanding of disease and help improve treatment outcomes.

Based on the strength of our expertise in biology, drug discovery and development, we have established collaborations with leading pharmaceutical and biotechnology companies, including Bristol-Myers Squibb Company, Genentech, Inc. and GlaxoSmithKline, that allow us to retain economic participation in compounds and support additional development of our pipeline. Our collaborations generally fall into one of two categories: collaborations in which we co-develop compounds with a partner, share development costs and profits from commercialization and may have the right to co-promote products in the United States, and collaborations in which we out-license compounds to a partner for further development and commercialization, have no further unreimbursed cost obligations and are entitled only to receive milestones and royalties from commercialization. Under either form of collaboration, we may also be entitled to license fees, research funding and milestone payments from research results and subsequent product development activities. We maintain exclusive ownership of those compounds in our pipeline that we are developing ourselves. We are responsible for all development costs for these compounds and are entitled to 100% of profits if the compounds are commercialized.

The following table sets forth those compounds in clinical development that we are developing internally or are co-developing with a partner:

Compound	Partner	Principal Targets	Indication	Stage of Development
XL184	Bristol-Myers Squibb	MET, VEGFR2, RET	Cancer	Phase 3
XL147	Unpartnered	PI3K	Cancer	Phase 1b/2
XL765	Unpartnered	PI3K, mTOR	Cancer	Phase 1b/2
XL518	Genentech	MEK	Cancer	Phase 1
XL228	Unpartnered	IGF1R , ABL, SRC	Cancer	Phase 1
XL019	Unpartnered	JAK2	Cancer	Phase 1
XL139	Bristol-Myers Squibb	Hedgehog	Cancer	Phase 1
XL413	Bristol-Myers Squibb	CDC7	Cancer	Phase 1
XL888	Unpartnered	HSP90	Cancer	Phase 1

The following table sets forth those compounds in preclinical and clinical development that we have out-licensed to third parties for further development and commercialization:

Compound	Partner	Principal Targets	Indication	Stage of Development
XL880	GlaxoSmithKline	MET, VEGFR2	Cancer	Phase 2
XL281	Bristol-Myers Squibb	RAF	Cancer	Phase 1
XL652	Bristol-Myers Squibb	LXR	Metabolic and cardiovascular diseases	Phase 1
XL550	Daiichi-Sankyo	MR	Metabolic and cardiovascular diseases	Preclinical
FXR	Wyeth	FXR	Metabolic and liver disorders	Preclinical

Our Strategy

Our business strategy is to leverage our biological expertise and integrated drug discovery capabilities to generate a pipeline of diverse development compounds with first-in-class or best-in-class potential that fulfill unmet medical needs in the treatment of cancer and potentially other serious diseases. We have refined our strategy to reflect the prolonged economic downturn and the deterioration of the capital markets. In particular, we are focused on ensuring that our expenses are in line with our cash resources, with the goal of being able to operate independently of the capital markets for a substantial period of time.

Our strategy is centered around three principal elements:

- Focus development – While we have historically pursued an approach to drug discovery intended to generate a significant number of development candidates to fuel our pipeline, for the foreseeable future we intend to direct our discovery efforts more towards generating development candidates under existing and future discovery collaborations with third parties. Our objective is to fund a significant portion of our discovery costs by entering into such collaborations. We are also focusing our later stage clinical development efforts on a limited number of programs. We believe that the most attractive compounds to develop ourselves or to co-develop with a partner have a lower-cost, lower-risk route to the market, usually for a niche indication, with the possibility of substantially expanding the market into major indications. Our most advanced clinical asset, XL184, which we are co-developing with Bristol-Myers Squibb, represents such a compound. We expect particularly to focus our later stage development efforts on XL184, which is being studied in a variety of tumor types, with the goal of rapidly commercializing the compound.

- Partner compounds – We are seeking new collaborations with leading pharmaceutical and biotechnology companies for the development and ultimate commercialization of some of our preclinical and clinical assets, particularly those drug candidates for which we believe that the capabilities and bandwidth of a partner can accelerate development and help to fully realize their therapeutic and commercial potential. Collaborations also provide us with a means of shifting a portion or all of the development costs related to such drug candidates. Consistent with this element of our strategy, in December 2008 we entered into a worldwide collaboration with Bristol-Myers Squibb on two of our cancer programs: one associated with XL184 and the other associated with XL281.
- Control costs – We are committed to managing our costs. In November 2008, we implemented a restructuring that resulted in the reduction of approximately 10% of our workforce. We will continue to analyze our expenses to ensure that they are not disproportionate to our cash resources. In addition, we will continue to be selective with respect to funding our clinical development programs. We have established definitive "go/no-go" criteria with respect to our development programs to ensure that we commit our resources only to those programs with the greatest commercial and therapeutic potential. For example, we are conducting limited studies on XL019 and XL228 with the goal of making decisions to continue or halt development of these compounds during 2009. In addition, in late 2008 we discontinued development of XL820 and XL844. In the second half of 2008, we also decided not to invest any additional Exelixis resources in the development of XL647. To control costs, we may decide in the future to pursue collaborations for the development of drug candidates that we had initially determined to develop ourselves. We also retain the right to opt-out of the development of certain drug candidates that we are currently co-developing with partners.

We make decisions regarding whether and how to develop particular drug candidates we have generated through our discovery efforts based on a variety of factors, including preclinical and clinical data, our available financial resources, estimates of the costs to develop and commercialize the drug candidate, our bandwidth and our expertise. Ultimately, our decision-making is intended to maximize the value and productivity of our resources and to focus our efforts on those drug candidates that are commercially attractive and have the potential to be first-in-class or best-in-class therapeutics.

Areas of Expertise

Integrated Drug Research, Discovery and Development Capabilities

We have built a multidisciplinary, integrated research and development platform that supports the complex, iterative nature of drug discovery, translational research and clinical development. Our platform has been designed to include all of the critical functions and expertise required to advance from gene to drug in a consistent and streamlined fashion. Our integrated approach supports advancement of candidate compounds from development candidate status to IND in less than 12 months.

Our organizational structure is designed to create a seamless and flexible research and development process. It is structured to provide one consistent set of goals and objectives to all departments within the research and development organization and to give us the flexibility to allocate and focus our diverse resources to address our most pressing needs and those of our partners. This organizational structure ensures that our earliest discovery activities generate data that inform clinical development strategies, and enables us to apply what we learn about our drug candidates in the clinic to how we discover, assess and select new compounds for future development. We believe that this approach allows us to align the target profile of a specific compound with the molecular profiles of specific cancer types and patient populations. We also believe that this strengthens our ability to select appropriate patients for clinical trials, which may allow significant efficacy to be demonstrated using smaller, shorter trials. Similarly, we use biological approaches to identify disease indications that give us a clear and potentially shorter path to the market, which may allow us to decrease our development times and bring drugs to market sooner.

Additionally, we are leveraging what we learn through preclinical pharmacodynamic studies to identify clinical biomarkers that can be utilized to determine early in the development process if the compound is having the expected effect on the target(s) and pathway(s) of interest and if patients are responding to it. This approach may result in an increased probability that patients receive effective therapies.

We believe that an effective approach to the treatment of cancer is to target multiple pathways, simultaneously turning off growth signals, increasing rates of programmed cell death and reducing the growth of blood vessels necessary to support tumor growth. Many of our first-generation anticancer product candidates in our clinical pipeline are Spectrum Selective Kinase Inhibitors, or SSKIs, that have been optimized for balanced potency, specificity, tolerability and pharmacologic parameters. These SSKIs are designed to target multiple members of a family of proteins known as receptor tyrosine kinases, or RTKs, in a concerted manner. RTKs are validated targets for drug development, as evidenced by several recent approved cancer therapies. Because interactions among multiple RTKs contribute to the development and progression of disease, SSKIs may provide more effective disease control than compounds that target only one RTK or target multiple non-related RTKs. Additionally, because SSKIs are optimized for key *in vitro* and *in vivo* parameters, these compounds may also provide improved efficacy and enhanced safety profiles compared with combinations of single-target drugs that have not been optimized for use together.

Our second-generation compounds are designed to selectively inhibit kinases that are points of convergence in critical signaling pathways employed by growth factor receptors to transmit their aberrant signals in tumor cells. The targets of several approved therapies transmit their signals through a number of common downstream pathways, such as the RAS/RAF/MEK/ERK, PI3 kinase/AKT/mTOR, and JAK/STAT pathways. These pathways also are often mutationally activated in a wide range of tumors. Thus, inhibition of key kinase targets in these pathways may provide superior efficacy, safety and tolerability compared to conventional chemotherapy and may enable entirely new approaches to cancer therapy.

The majority of our compounds target one or more molecular pathways that control critical aspects of cancer cell growth, migration or survival. These include:

- Cell Growth – In most normal adult tissues, cell growth is tightly controlled. However, cancer cells escape normal growth control and are driven to divide very rapidly. In many cases, this growth is driven by excessive activity of cellular growth factors and/or their receptors. This change in activity may result from mutations that allow the receptor to be active even when no growth factor is present or from expression of abnormally high levels of a growth factor or its receptor. This abnormal activity may also allow cancer cells to survive under conditions that would usually lead to cell death, which contributes to resistance to chemotherapy or radiation. Inhibition of growth factors or growth factor receptors is a validated approach to treating cancer, and several approved cancer therapies are designed to inhibit the activity of these proteins. Growth factor receptors that play a role in tumor cell growth include the platelet-derived growth factor receptor, or PDGFR, the hepatocyte growth factor receptor, or MET, the neurotrophic factor rearranged during transfection, or RET, and the insulin-like growth factor type 1 receptor, or IGF1R. Key kinases in signal transduction pathways downstream of growth factor receptors that promote cell growth include RAF, the MAPK-ERK kinase, or MEK, ABL, the cytoplasmic tyrosine janus kinase 2, or JAK2, the phosphoinosotide-3 kinase, or PI3K, and the mammalian target of rapamycin, or mTOR. Abnormal activation of the hedgehog-smoothened pathway, via mutation of pathway components or over-expression of the hedgehog family of growth factors, also drives the growth of certain tumors. In particular, activation of this pathway may be important for the growth of tumor stem cells that are resistant to many current therapies. Inhibition of this pathway has shown clinical benefit in basal cell carcinomas, and may result in more durable responses when used in combination with chemo- or radio-therapy.
- Cell Survival – Normal cells often activate a "self-destruct program" known as programmed cell death or apoptosis under abnormal conditions that include the stresses that arise as a result of nutrient, oxygen or energy deprivation, for example. One of the hallmarks of tumor cells is the ability to survive under such conditions, an attribute that results from the inappropriate activation of survival signaling

pathways. These pathways often become activated in tumor cells as a result of genetic alterations that result in either loss of the suppressor genes that negatively regulate such pathways or the activation of positive effectors of the pathway. Many growth factor receptors, including MET and IGF1R activate survival signaling pathways. Other key kinases in survival pathways include PI3K and mTOR.

- Angiogenesis – Angiogenesis, the process by which new blood vessels form, is essential for the growth of tumors beyond a minimum size. In small tumors, cancer cells use existing blood vessels to get oxygen and nutrients needed for growth and to remove waste products. As tumors grow, the existing blood vessels are no longer sufficient to support the rapid pace of cancer cell growth, and continued growth and cancer cell survival requires the formation of new blood vessels. Tumor cells send out chemical signals that stimulate nearby blood vessels to grow into the tumor. In addition to providing essential oxygen and nutrients to the tumor, these new blood vessels also facilitate the migration of tumor cells into the blood system where they can travel to other parts of the body and give rise to metastatic disease. Inhibition of angiogenesis is a validated approach to treating cancer, and angiogenesis inhibitors have been approved by the FDA for the treatment of several types of cancer. RTKs that play a role in angiogenesis include the vascular endothelial growth factor receptor 2, or VEGFR2 (also known as KDR), PDGFR, MET and SRC.
- Migration – Cell migration allows tumor cells to invade healthy tissue and spread to disparate parts of the body. A key target that has been shown to play a role in cell migration is MET.
- Cell Cycle Regulation – In normal cells, the processes of DNA replication and cell division are tightly controlled, so that cell division does not occur until DNA replication is complete. This is achieved through enforcement of cell cycle checkpoints which prevent cells with damaged or incompletely replicated DNA from advancing into mitosis. Disruption of these checkpoints triggers cell death in many tumor cells, but causes a reversible arrest in normal cells. Inhibition of key components of these cell cycle checkpoints, such as the protein kinase CDC7, may therefore allow for selective killing of tumors cells with minimal systemic toxicity.

Drug Discovery

In addition to establishing an integrated research and development organizational structure, we have built an optimized drug discovery platform. We utilize a variety of high-throughput technologies to enable the rapid discovery, optimization and extensive characterization of lead compounds such that we are able to select development candidates with the best potential for further evaluation and advancement into the clinic. We have combined our ability to identify and validate novel targets with state-of-the-art drug discovery to effectively exploit both the chemical and biological sciences. In addition, we have built critical mass in all key operational areas. We believe that these human and technological resources enable us to: (1) effectively and rapidly qualify novel targets for high-throughput screening; (2) identify and optimize proprietary lead compounds; (3) develop extensive preclinical data to guide selection of patient populations, thereby maximizing the opportunity for obtaining significant clinical benefit; and (4) perform the broad range of preclinical testing required to advance promising compounds through all stages of development. Key capabilities within drug discovery include: high-throughput screening, medicinal and combinatorial chemistry, cell biology, protein biochemistry, structural biology, pharmacology, biotherapeutics and informatics.

Translational Research

Our translational research group is focused on using the knowledge we generate in the discovery process about biological targets and the impact of our compounds on those targets to identify patient populations in which to test our compounds and methods for assessing compound activity. This includes understanding the role of specific targets in disease therapy, identifying gene mutations or gene variants that impact response to therapy and identifying biomarkers that can be used to assess drug responses early on in treatment. Key capabilities within translational research include nonclinical development (encompassing toxicology, drug metabolism, pharmacokinetics and bioanalytics) and translational medicine.

Development

Our development group leads the implementation of our clinical and regulatory strategies. Working closely with the discovery and translational research groups, and with our partners, as the case may be, the development group prioritizes disease indications in which our compounds may be studied in clinical trials. The development group designs, directs, implements and oversees all areas of clinical operations, including identifying and selecting clinical investigators, recruiting study subjects to participate in our clinical trials, biostatistics, data management, drug safety evaluation, and adverse event reporting. The development group also is responsible for assuring that our development programs are conducted in compliance with all regulatory requirements. The group works closely with the cross functional project and clinical teams to facilitate the appropriate and efficient development of our diverse product pipeline. Key capabilities within development include clinical development, clinical operations, safety monitoring, biostatistics, programming and data management, regulatory strategy and program management.

Our Pipeline

We have an extensive pipeline of compounds in various stages of development that will potentially treat cancer and various metabolic and cardiovascular disorders. All of our development compounds were generated through our internal drug discovery efforts.

Compounds Being Developed Internally or Co-Developed with a Partner

We are currently developing internally or are co-developing with a partner the following nine compounds in clinical development.

- **XL184** inhibits MET, RET and VEGFR2, key drivers of tumor growth and vascularization. This SSKI has demonstrated dose-dependent tumor growth inhibition and tumor regression in a variety of tumor models, including thyroid, breast, non-small cell lung cancer and glioblastoma. A phase 1 clinical trial in patients with solid tumors for whom there are no other available therapies was initiated in September 2005. Preliminary data from this study were first reported by investigators at the 18th EORTC-NCI-AACR International Conference on Molecular Targets and Cancer Therapuetics, or the EORTC Symposium, in November 2006. Updated data from this study were presented at the 2007 and 2008 EORTC Symposia and the 44th Annual Meeting of the American Society of Clinical Oncology, or ASCO Annual Meeting, in June 2008. A phase 1b/2 trial of XL184 as a single agent and in combination with erlotinib was initiated in January 2008 in patients with non-small cell lung cancer who have failed prior therapy with erlotinib, and a phase 2 trial in patients with advanced glioblastoma was initiated in April 2008. In July 2008, a phase 3 registration trial of XL184 as a potential treatment for medullary thyroid cancer was initiated following agreement between the Company and the FDA on the trial design through the FDA's Special Protocol Assessment process. As described under " – Corporate Collaborations – Bristol-Myers Squibb – 2008 Cancer Collaboration," in December 2008, we entered into a worldwide co-development collaboration with Bristol-Myers Squibb for the development and commercialization of XL184.
- **XL147** selectively targets PI3K. Upregulation of PI3K activity is one of the most common characteristics of human tumor cells and can result from activation of growth factor receptors, amplification of the PI3Kα gene, activating mutations in the PI3Kα gene, downregulation of the phosphatase and tensin homolog, or PTEN, lipid phosphatase, or activating mutations in RAS. Activation of PI3K results in stimulation of AKT and mTOR kinases resulting in promotion of tumor cell growth and survival. This survival signal plays a significant role in conferring resistance to chemo- and radio-therapy by inhibiting apoptotic cell death. XL147 is a potent and selective inhibitor of PI3K with excellent pharmacokinetic and pharmacodynamic properties and compelling efficacy in several preclinical xenograft models both as a single agent and in combination with chemotherapy. We filed an IND for XL147 in March 2007 and initiated a phase 1 trial in June 2007. Preliminary data from this trial were reported at the 2007 EORTC Symposium in October 2007, and updated data were presented

at the 2008 EORTC Symposium in October 2008. Two phase 1b/2 studies were initiated in 2008 combining XL147 with either erlotinib or combination chemotherapy (carboplatin and paclitaxel).

- **XL765** targets both PI3K and mTOR, key kinases in the PI3K signaling pathway. mTOR is a serine/threonine kinase that controls the protein translation machinery and hence cell growth. mTOR is activated by growth factors via PI3K and AKT, but is also activated in a PI3K independent fashion in response to nutrient and energy levels. Thus, in some tumors targeting both PI3K and mTOR may provide additional benefit compared to selectively targeting PI3K. XL765 is a potent inhibitor of PI3K and mTOR with excellent pharmacokinetic and pharmacodynamic properties, and compelling efficacy in several preclinical xenograft models both as a single agent and in combination with chemotherapy. We filed an IND for XL765 in April 2007 and initiated a phase 1 trial in June 2007. Preliminary data from this trial were reported at the 2007 EORTC Symposium in October 2007, and updated data were presented at the 2008 ASCO Annual Meeting in June 2008 and at the 2008 EORTC Symposium in October 2008. Two phase 1b/2 studies were initiated in 2008 combining XL765 with either erlotinib or chemotherapy (temozolomide).

- **XL518** is a novel small molecule inhibitor of MEK, a key component of the RAS/RAF/MEK/ERK signaling pathway. This pathway is frequently activated in human tumors and is required for transmission of growth-promoting signals from numerous receptor tyrosine kinases. Preclinical studies have demonstrated that XL518 is a potent and specific inhibitor of MEK with highly optimized pharmacokinetic and pharmacodynamic properties. XL518 exhibits oral bioavailability in multiple species and causes substantial and durable inhibition of ERK phosphorylation in xenograft tumor models. Administration of XL518 causes tumor regression in multiple xenograft models with mutationally-activated B-RAF or RAS. We filed an IND for XL518 in December 2006 and initiated a phase 1 clinical trial in May 2007. In December 2006, we entered into a worldwide co-development agreement with Genentech for the development and commercialization of XL518, as described under " – Corporate Collaborations – Genentech." In early 2009, we reached the maximum tolerated dose for XL518 and expect to transfer the compound to Genentech in March 2009.

- **XL228** targets IGF1R, an RTK that is highly expressed and activated in a broad range of human tumors and is thought to promote tumor growth, survival and resistance to chemotherapeutic agents. In addition, XL228 potently inhibits the T315I mutant form of BCR-ABL, which is resistant to inhibition by other targeted therapies approved for chronic myelogenous leukemia. XL228 also targets SRC, a tyrosine kinase that is activated and/or expressed in many tumors and plays an important role in tumor angiogenesis, progression and metastisis. XL228 exhibited efficacy in a variety of solid tumor xenograft models. We filed an IND for XL228 in August 2006. We subsequently observed formulation stability data resulting in the need for minor changes in formulation. We then initiated a phase 1 clinical trial in May 2007 in patients with chronic myelogenous leukemia who have failed or have been intolerant to imatinib and dasatinib therapy, and a phase 1 trial in patients with solid tumors in October 2007. Preliminary data from the trial in patients with chronic myelogenous leukemia were reported at the annual meeting of the American Society of Hematology in December 2007 and 2008. Preliminary data from the phase 1 trial in patients with solid tumors were presented at the EORTC Symposium in October 2008.

- **XL019** inhibits JAK2, a cytoplasmic tyrosine that is activated by cytokine and growth factor receptors and that phosphorylates members of the STAT family of inducible transcription factors. Activation of the JAK/STAT pathway promotes cell growth and survival, and is a common feature of human tumors. JAK2 is activated by mutation in the majority of patients with polycythemia vera and essential thrombocythemia and appears to drive the inappropriate growth of blood cells in these conditions. XL019 is a potent and selective inhibitor of JAK2, with excellent pharmacodynamic properties and an encouraging safety profile in preclinical models. A phase 1 trial was initiated in patients with myelofibrosis in August 2007, and data from this study were reported at the annual meetings of the American Society of Hematology in December 2007 and 2008.

- **XL139** inhibits activation of Hedgehog, or Hh, signaling by binding to smoothened, a key component of the signaling pathway. Genetic lesions that activate the Hh pathway are key drivers of basal cell carcinoma and medulloblastoma formation in humans. In addition, activation of the Hh signaling pathway via the action of the ligands SHh, IHh or DHh promotes cellular growth, and elevated ligand production and Hh pathway activation is observed in a variety of human tumors including pancreatic carcinomas, small-cell lung cancer and glioblastomas. Signaling via the Hh pathway is also thought to promote survival of cancer stem cells, which constitute a particularly chemo- and radio-resistant component of tumors. In preclinical models, XL139 potently inhibits Hh signaling in tumors and significantly slows tumor growth. XL139 was advanced to development compound status in July 2007. As described under " – Corporate Collaborations – Bristol-Myers Squibb – 2007 Cancer Collaboration," in January 2008, Bristol-Myers Squibb exercised its option to develop and commercialize XL139, and we exercised our option to co-develop and co-commercialize XL139.

- **XL413** is a small molecule inhibitor of the serine-threonine kinase CDC7. The function of CDC7 is required for DNA replication to proceed, and its activity is often upregulated in cancer cells. Studies suggest that CDC7 plays a role in regulation of cell cycle checkpoint control and protects tumor cells from apoptotic cell death during replication stress. Therefore, inhibition of CDC7 may have utility in the treatment of a wide variety of cancers, either as a single agent or in combination with DNA damaging agents. XL413 was advanced to development compound status in October 2008. As described under " – Corporate Collaborations – Bristol-Myers Squibb – 2007 Cancer Collaboration," in November 2008, Bristol-Myers Squibb exercised its option to develop and commercialize XL413, and we exercised our option to co-develop and co-commercialize XL413.

- **XL888** is a novel, synthetic inhibitor of HSP90, a chaperone protein that promotes the activity and stability of a range of key regulatory proteins including kinases. The activity of HSP90 is particularly prominent in tumor cells, where it promotes the activity of proteins controlling cell proliferation and survival. Natural product based inhibitors of HSP90 are currently in clinical trials and have shown encouraging signs of efficacy, but their utility is limited by poor pharmacokinetic properties and by their side effect profiles. XL888 inhibits HSP90 with potency comparable to natural product-based inhibitors, but has good oral bioavailability and an improved tolerability profile in preclinical models. In multiple preclinical xenograft tumor models, XL888 exhibits substantial anti-tumor activity at well tolerated doses. XL888 was advanced to development compound status in October 2007, and we filed an IND in October 2008 and initiated a phase 1 clinical trial in November 2008.

We are committed to having preclinical and clinical data from our compounds presented at periodic peer review meetings.

Out-Licensed Compounds

We have out-licensed to third parties for further development and commercialization the following five compounds in preclinical and clinical development:

- **XL880** is a potent inhibitor of MET and VEGFR2, which play synergistic roles in promoting tumor growth and angiogenesis. Activation or overexpression of MET has been documented as a negative prognostic indicator in patients with various carcinomas and in patients with multiple myeloma, glioma and other solid tumors. Interim data from an ongoing phase 1 trial of XL880 were presented at the 2005 EORTC Symposium and at the 2006 ASCO Annual Meeting. Updated data were reported at the 2006 EORTC Symposium. Data from two phase 1 trials were reported at the 2007 ASCO Annual Meeting. A phase 2 clinical trial of XL880 was initiated in patients with hereditary or sporadic papillary renal cell carcinoma in June 2006, and data from this trial were reported at the 2007 EORTC Symposium and 2008 ASCO Annual Meeting. Another phase 2 trial was initiated in patients with metastatic, poorly differentiated diffuse gastric cancer in December 2006, and data from this trial were reported at the

2008 ASCO Annual Meeting. Additionally, a phase 2 trial was initiated in head and neck cancer patients in August 2007. As described under " – Corporate Collaborations – GlaxoSmithKline," in December 2007, GlaxoSmithKline exercised its option to further develop and commercialize XL880, and we transferred the XL880 development program to GlaxoSmithKline in the first quarter of 2008.

- **XL281** specifically targets RAF, which is a cytoplasmic serine/threonine kinase that lies immediately downstream of RAS, and is a key component of the RAS/RAF/MEK/ERK pathway that is frequently activated in human tumors. Activating mutations in B-RAF occur in approximately 60% of melanoma patients, indicating a potentially pivotal role for deregulation of this kinase in the progression of melanoma. XL281 is a potent and highly selective inhibitor of RAF kinases, is orally bioavailable and exhibits substantial efficacy in tumor xenograft models. A phase 1 trial was initiated in April 2007, and preliminary data from this trial were presented at the EORTC Symposium in October 2008. As described under " – Corporate Collaborations – Bristol-Myers Squibb – 2008 Cancer Collaboration," in December 2008, we entered into a collaboration agreement with Bristol-Myers Squibb pursuant to which we granted to Bristol-Myers Squibb an exclusive worldwide license to develop and commercialize XL281.

- **XL652** targets the liver X receptors, or LXR, which modulate genes involved in regulation of lipid and cholesterol homeostasis. Activation of LXRα or LXRß in foam cells in atherosclerotic plaques promotes reverse cholesterol transport and results in marked anti-atherogenic activity in multiple preclinical models of atherosclerosis. However, prototype LXR agonists also activate LXRα in the liver resulting in increased fatty acid synthesis and consequent elevations in hepatic and circulating triglycerides, an unacceptable side effect. XL652 is a novel LXR agonist that effectively reduces atherosclerotic plaques in preclinical models at doses that do not result in triglyceride elevations. XL652 was developed under a collaboration with Bristol-Myers Squibb, which is responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compound. For more information on our LXR collaboration, see " – Corporate Collaborations – Bristol-Myers Squibb – LXR Collaboration."

- **XL550** is a potent, selective, non-steroidal mineralocorticoid receptor, or MR, antagonist that is effective in animal models of hypertension and congestive heart failure. XL550 has shown excellent oral bioavailability and drug metabolism and pharmacokinetic properties in multiple preclinical models and has exhibited a significantly better pharmacokinetic and pharmacodynamic profile than existing steroid drugs. In multiple studies in various non-clinical species, XL550 shows potent anti-hypertensive action and anti-hypertrophic action on the heart, lung and kidney. In addition, XL550 shows 50-100 times greater potency vs. eplerenone in various in vivo studies related to hypertension and congestive heart failure in preclinical models. As a novel proprietary non-steroidal MR antagonist, XL550 has the potential to offer highly effective and safe therapeutic approaches for the treatment of hypertension and congestive heart failure. XL550 was licensed to Daiichi Sankyo Company Limited, or Daiichi-Sankyo, for development and commercialization in March 2006. Daiichi-Sankyo is responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compound. See " – Corporate Collaborations – Other Collaborations – Daiichi-Sankyo."

- **FXR Program** targets the Farnesoid X Receptor, or FXR, which has been shown to function as a bile acid receptor regulating genes involved in lipid, cholesterol and bile acid homeostasis. We have identified proprietary, potent and selective FXR ligands (compounds that bind to a receptor) that have good oral bioavailability and drug metabolism and pharmacokinetic properties. In rodent models of dyslipidemia, these compounds lowered triglycerides by decreasing triglyceride synthesis and secretion. In addition, they improved the high-density lipoprotein (HDL)/low-density lipoprotein (LDL) ratio and are anti-atherogenic (prevent the formation of lipid deposits in the arteries) in animal models of atherosclerosis. These compounds are also effective in models of cholestasis (a condition in which bile excretion from the liver is blocked), cholesterol gallstones and liver fibrosis. These data suggest that small molecule ligands targeting FXR should function as novel therapeutic agents for treating symptoms and disease states associated with metabolic syndrome as well as certain liver disorders. In December 2005, we licensed the FXR program to Wyeth. Wyeth is responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds. For information regarding our collaboration with Wyeth, see " –Corporate Collaborations – Other Collaborations – Wyeth."

Corporate Collaborations

Based on the strength of our expertise in biology, drug discovery and development, we have established collaborations with leading pharmaceutical and biotechnology companies that allow us to retain economic participation in compounds and support additional development of our pipeline. Our collaborations generally fall into one of two categories: collaborations in which we co-develop compounds with a partner, share development costs and profits from commercialization and may have the right to co-promote products in the United States, and collaborations in which we out-license compounds to a partner for further development and commercialization, have no further unreimbursed cost obligations and are entitled only to receive milestones and royalties from commercialization. Under either form of collaboration, we may also be entitled to license fees, research funding and milestone payments from research results and subsequent product development activities. Many of our collaborations have been structured strategically to provide us with access to technology that may help to advance our internal programs while at the same time enabling us to retain rights to use these technologies in different industries.

Bristol-Myers Squibb

2008 Cancer Collaboration. In December 2008, we entered into a worldwide collaboration with Bristol-Myers Squibb on two of our novel cancer programs: one associated with XL184 and the other associated with XL281. Upon effectiveness of the agreement in December 2008, Bristol-Myers Squibb paid us an upfront cash payment of $195.0 million for the development and commercialization rights to both programs. Bristol-Myers Squibb is also required to make additional license payments of $45.0 million in 2009.

We and Bristol-Myers Squibb have agreed to co-develop XL184, which may include a backup program for XL184. The companies will share worldwide (except for Japan) development costs for XL184. We are responsible for 35% of such costs and Bristol-Myers Squibb is responsible for 65% of such costs, except that we are responsible for funding the initial $100.0 million of combined costs and have the option to defer payments for development costs above certain thresholds. In return, we will share 50% of the commercial profits and losses (including pre-launch commercialization expenses) in the United States and have the option to co-promote XL184 in the United States. We have the right to defer payment for certain early commercialization and other related costs above certain thresholds. We are eligible to receive sales performance milestones of up to $150.0 million and double-digit royalties on sales on XL184 outside the United States. The clinical development of XL184 is directed by a joint committee. It is anticipated that we will conduct certain clinical development activities for XL184. We may opt out of the co-development for XL184, in which case we would instead be eligible to receive development and regulatory milestones of up to $295.0 million, double-digit royalties on XL184 product sales worldwide and sales performance milestones. Our co-development and co-promotion rights may be terminated in the event that we have "cash reserves" below $80.0 million and we are unable to increase such cash reserves to $80.0 million or more within 90 days, in which case we would receive development and regulatory milestones, sales milestones and double-digit royalties, instead of sharing product profits on XL184 in the United States. For purposes of the agreement, "cash reserves" includes our total cash, cash equivalents and investments (excluding any restricted cash), plus the amount then available for borrowing by us under the Facility Agreement dated June 4, 2008 among us, Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited (collectively, the "Deerfield Entities"), as the same may be amended from time to time, and any other similar financing arrangements. Our co-promotion rights on XL184 in the United States, and possibly our right to share product profits on XL184, may be terminated in the event we undergo certain change of control transactions. Bristol-Myers Squibb may, upon certain prior notice to us, terminate the agreement as to products containing XL184 or XL281. In the event of such termination election, Bristol-Myers Squibb's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize such products.

Bristol-Myers Squibb received an exclusive worldwide license to develop and commercialize XL281. We will carry out certain clinical trials of XL281 which may include a backup program on XL281. Bristol-Myers Squibb is responsible for funding all future development on XL281, including our activities. We are eligible for development and regulatory milestones of up to $315.0 million on XL281, sales performance milestones of up to $150.0 million and double-digit royalties on worldwide sales of XL281.

2007 Cancer Collaboration. In December 2006, we entered into a worldwide collaboration with Bristol-Myers Squibb, which became effective in January 2007, to discover, develop and commercialize novel targeted therapies for the treatment of cancer. We are responsible for discovery and preclinical development of small molecule drug candidates directed against mutually selected targets. In January 2007, Bristol-Myers Squibb made an upfront payment of $60.0 million to us for which we granted Bristol-Myers Squibb the right to select up to three IND candidates from six future Exelixis compounds.

For each IND candidate selected, we are entitled to receive a $20.0 million selection milestone from Bristol-Myers Squibb. Once selected, Bristol-Myers Squibb will lead the further development and commercialization of the selected IND candidates. In addition, we have the right to opt in to co-promote the selected IND candidates, in which case we will equally share all development costs and profits in the United States. If we opt-in, we will be responsible for 35% of all development costs related to clinical trials intended to support regulatory approval in both the United States and the rest of the world (except for Japan), with the remaining 65% to be paid by Bristol-Myers Squibb. We have the right to defer payment for certain development costs above certain thresholds. If we do not opt in to co-promote the selected IND candidates, we would be entitled to receive milestones and royalties in lieu of profits from sales in the United States. Outside of the United States, Bristol-Myers Squibb will have primary responsibility for development activities and we will be entitled to receive royalties on product sales. After exercising its co-development option, Bristol-Myers Squibb may, upon notice to us, terminate the agreement as to any product containing or comprising the selected candidate. In the event of such termination election, Bristol-Myers Squibb's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize certain collaboration compounds that were discovered.

In January 2008 and November 2008, Bristol-Myers Squibb exercised its option under the collaboration to develop and commercialize XL139 and XL413, respectively. Under the terms of the collaboration agreement, the selection of XL139 and XL413 by Bristol-Myers Squibb entitled us to a milestone payment of $20.0 million each, which we received in February 2008 and December 2008, respectively. In addition, we exercised our option under the collaboration agreement to co-develop and co-commercialize each of XL139 and XL413 in the United States. Bristol-Myers Squibb is leading all global activities with respect to XL139 and XL413. The parties will co-develop and co-commercialize each of XL139 and XL413 in the United States and expect to, subject to exercising our co-promotion option, share those profits 50/50. The parties will share U.S. commercialization expenses 50/50 and we will be responsible for 35% of global (except for Japan) development costs, with the remaining 65% to be paid by Bristol-Myers Squibb. We have the right to defer payment for certain development costs above certain thresholds. We will be entitled to receive double-digit royalties on product sales outside of the United States.

LXR Collaboration. In December 2005, we entered into a collaboration agreement with Bristol-Myers Squibb for the discovery, development and commercialization of novel therapies targeted against LXR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic disorders. This agreement became effective in January 2006, at which time we granted Bristol-Myers Squibb an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate LXR. During the research term, we expect to jointly identify drug candidates with Bristol-Myers Squibb that are ready for IND-enabling studies. After the selection of a drug candidate for further clinical development by Bristol-Myers Squibb, Bristol-Myers Squibb has agreed to be solely responsible for further preclinical development as well as clinical development, regulatory, manufacturing and sales/marketing activities for the selected drug candidate. After Bristol-Myers Squibb's selection, except in certain termination scenarios described below, we would not have rights to reacquire the selected drug candidate.

Under the collaboration agreement, Bristol-Myers Squibb paid us a nonrefundable upfront payment in the amount of $17.5 million and was obligated to provide research and development funding of $10.0 million per year for an initial research period of two years. In September 2007, the collaboration was extended at Bristol-Myers Squibb's request through January 12, 2009, and in November 2008, the collaboration was extended at Bristol-Myers Squibb's request through January 12, 2010.

Under the collaboration agreement, Bristol-Myers Squibb is required to pay us development and regulatory milestones of up to $140.0 million per product for up to two products from the collaboration. In addition, we are also entitled to receive sales milestones and royalties on sales of any products commercialized under the collaboration. In connection with the extension of the collaboration through January 2009, Bristol-Myers Squibb paid us additional research funding of approximately $7.7 million, and in connection with the extension of the collaboration through January 2010, Bristol-Myers Squibb is obligated to pay us additional research funding totaling approximately $5.8 million, which is payable in quarterly installments over the additional research term. Bristol-Myers Squibb has the option to terminate the collaboration agreement at any time after January 2008, in which case Bristol-Myers Squibb's payment obligations would cease, its license relating to compounds that modulate LXR would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize certain collaboration compounds that were discovered under the collaboration agreement. In December 2007, we received $5.0 million for achieving a development milestone.

2001 Cancer Collaboration. In July 2001, we entered into a cancer collaboration agreement with Bristol-Myers Squibb. Under the terms of the collaboration, Bristol-Myers Squibb paid us a $5.0 million upfront license fee and agreed to provide us with $3.0 million per year in research funding for a minimum of three years. In December 2003, the cancer collaboration was extended until January 2007, at which time Bristol-Myers Squibb elected to continue the collaboration until July 2009. The goal of the extension was to increase the total number and degree of validation of cancer targets that we will deliver to Bristol-Myers Squibb. Each company will maintain the option to obtain exclusive worldwide rights to equal numbers of validated targets arising from the collaboration. Under the terms of the extended collaboration, Bristol-Myers Squibb provided us with an upfront payment and agreed to provide increased annual research funding and milestones on certain cancer targets arising from the collaboration that progress through specified stages of validation. We will also be entitled to receive milestones on compounds in the event of successful clinical and regulatory events and royalties on commercialized products.

Genentech

MEK Collaboration. In December 2006, we entered into a worldwide co-development agreement with Genentech for the development and commercialization of XL518, a small-molecule inhibitor of MEK. Genentech paid upfront and milestone payments of $25.0 million in December 2006 and $15.0 million in January 2007 upon signing of the co-development agreement and with the submission of an IND for XL518. We initiated a phase 1 clinical trial of XL518 in the first quarter of 2007, and enrollment in this trial is ongoing.

Under the terms of the co-development agreement, we are responsible for developing XL518 through the end of a phase 1 clinical trial, and Genentech has the option to co-develop XL518, which Genentech may exercise after receipt of certain phase 1 data from us. In March 2008, Genentech exercised its option, triggering a payment to us of $3.0 million, which we received in April 2008. We will continue to be responsible for the phase 1 clinical trial until the point that a maximum tolerated dose, or MTD, is determined. After MTD is achieved, we will be required grant to Genentech an exclusive worldwide revenue-bearing license to XL518 and Genentech will be responsible for completing the phase 1 clinical trial and subsequent clinical development. We reached the MTD for XL518 in early 2009 and expect to transfer the compound to Genentech in March 2009. Another $7.0 million is due to us when a phase 2 program is initiated by Genentech. Genentech will be responsible for all further development costs of XL518 and we will share equally in the U.S. commercialization costs. On an annual basis, we are entitled to an initial equal share of U.S. profits and losses, which will decrease as sales increase, and we are also entitled to royalties on non-U.S. sales. We also have the option to co-promote in the United States. Genentech has the right to terminate the agreement without cause at any time. If Genentech terminates the co-development agreement without cause, all licenses that were granted to Genentech under the agreement terminate and revert to us. Additionally, we would receive, subject to certain conditions, licenses from Genentech to research, develop and commercialize reverted product candidates.

Cancer Collaboration. In May 2005, we established a collaboration agreement with Genentech to discover and develop therapeutics for the treatment of cancer, inflammatory diseases, and tissue growth and repair. Under the terms of the collaboration agreement, we granted to Genentech a license to certain intellectual property. Genentech paid us a nonrefundable upfront license payment and was obligated to provide research and development funding over the three-year research term, totaling $16.0 million.

Under the collaboration agreement, Genentech has primary responsibility in the field of cancer for research and development activities as well as rights for commercialization of any products. In the fields of inflammatory disease and in the fields of tissue growth and repair, we initially have primary responsibility for research activities. In May 2008, the research term under the collaboration expired, at which time we had the option to elect to share a portion of the costs and profits associated with the development, manufacturing and commercialization of products in one of the fields. In June 2008, we elected to share a portion of the costs and profits associated with the development, manufacturing and commercialization of a therapeutic to treat tissue growth and repair. For all products under the collaboration agreement that were not elected as cost or profit sharing products, we may receive milestone and royalty payments.

GlaxoSmithKline

In October 2002, we established a collaboration with GlaxoSmithKline to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. The collaboration involved three agreements: (1) a product development and commercialization agreement (2) a stock purchase and stock issuance agreement; and (3) a loan and security agreement. During the term of the collaboration, we received $65.0 million in upfront and milestone payments, $85.0 million in research and development funding and loans in the principal amount of $85.0 million. In connection with the collaboration, GlaxoSmithKline purchased a total of three million shares of our common stock.

In October 2008, the development term under the collaboration concluded as scheduled. Under the terms of the collaboration, GlaxoSmithKline had the right to select up to two of the compounds in the collaboration for further development and commercialization. GlaxoSmithKline selected XL880 and had the right to choose one additional compound from a pool of compounds, which consisted of XL184, XL281, XL228, XL820 and XL844 as of the end of the development term.

In July 2008, we achieved proof-of-concept for XL184 and submitted the corresponding data report to GlaxoSmithKline. In October 2008, GlaxoSmithKline notified us in writing that it decided not to select XL184 for further development and commercialization and that it waived its right to select XL281, XL228, XL820 and XL844 for further development and commercialization. As a result, Exelixis retained the rights to develop, commercialize, and/or license all of the compounds, subject to payment to GSK of a 3% royalty on net sales of any product incorporating XL184. As described under " – Bristol-Myers Squibb – 2008 Cancer Collaboration," in December 2008, we entered into a worldwide collaboration with Bristol-Myers Squibb for XL184 and XL281. We discontinued development of XL820 and XL844 in December 2008.

The $85.0 million loan we received from GlaxoSmithKline bears interest at a rate of 4.0% per annum and is secured by certain intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest under the loan becomes due in three annual installments, beginning on October 27, 2009. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of our common stock at fair market value, subject to certain conditions. As of December 31, 2008, the aggregate principal and interest outstanding under the loan was $102.2 million.

Other Collaborations

Symphony Evolution. In June 2005, we entered into a series of related agreements, including a purchase option agreement, providing for the financing of the clinical development of XL647 and two of our other product candidates, XL784 and XL999. In December 2006, we amended the purchase option agreement. Pursuant to the agreements, Symphony Evolution, Inc., or SEI, and its investors have invested $80.0 million to fund the clinical development of XL647, XL784 and XL999, and we have licensed to SEI our intellectual property rights related to these product candidates. SEI is a wholly owned subsidiary of Symphony Evolution Holdings LLC, or Holdings, which provided $40.0 million in funding to SEI on June 9, 2005 and an additional $40.0 million on June 9, 2006. We continue to be primarily responsible for the development of XL647, XL784 and XL999 in accordance with specified development plans and related development budgets.

Pursuant to the agreements, we received an exclusive purchase option that gives us the right to acquire all of the equity of SEI, thereby allowing us to reacquire XL647, XL784 and XL999. Under our amended purchase option agreement with SEI, we cannot repurchase a single product candidate without also repurchasing the other two product candidates. The amended purchase option allows us, at our sole election, to pay up to 100% of the purchase option exercise price in shares of our common stock. The purchase option is exercisable at any time until the earlier of June 9, 2009 or the 90th day after the date on which SEI provides us with financial statements showing cash and cash equivalents of less than $5.0 million at an exercise price equal to the sum of: (1) the total amount of capital invested in SEI by Holdings; and (2) an amount equal to 25% per year on such funded capital (with respect to the initial funded capital, compounded from June 9, 2005 and, with respect to the second draw amount, compounded from June 9, 2006).

In 2007, we discontinued the development of XL999 and completed the phase 2 trial for XL784; the phase 2 clinical development program for XL647 is ongoing. We are in discussions with SEI regarding the future clinical development of XL647 and XL784 and related funding. We do not intend to further develop XL647 or XL784 on our own or invest any further Exelixis resources in the development of these compounds. In light of the foregoing, in the absence of a partner, we do not anticipate using our own funds or common stock to exercise the purchase option.

Pursuant to the agreements, we issued to Holdings two five-year warrants to purchase 1.5 million shares of our common stock at $8.90 per share. In addition, should the purchase option expire unexercised until the earlier of June 9, 2009, or the 90th day after SEI provides us with financial statements showing cash and cash equivalents of less than $5.0 million, we are obligated to issue to Holdings an additional five-year warrant to purchase 500,000 shares of our common stock at a price per share equal to 125% of the market price of our common stock at the time of expiration of the purchase option.

Wyeth. In December 2005, we entered into a license agreement with Wyeth Pharmaceuticals, a division of Wyeth, related to compounds targeting FXR, a nuclear hormone receptor implicated in a variety of metabolic and liver disorders. Under the terms of the agreement, we granted to Wyeth an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate FXR. Wyeth paid us a nonrefundable upfront payment in the amount of $10.0 million and we received $4.5 million in November 2006 for achieving a development milestone. In November 2007, Wyeth paid us $2.5 million for achieving a second development milestone. Wyeth is obligated to pay additional development and commercialization milestones of up to $140.5 million as well as royalties on sales of any products commercialized by Wyeth under the agreement. Wyeth will be responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds. Subject to certain terms and conditions, Wyeth has the option to terminate the license agreement.

Daiichi-Sankyo. In March 2006, we entered into a collaboration agreement with Daiichi-Sankyo for the discovery, development and commercialization of novel therapies targeted against MR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic diseases. Under the terms of the agreement, we granted to Daiichi-Sankyo an exclusive, worldwide license to certain intellectual property primarily relating to compounds that modulate MR. Daiichi-Sankyo is responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds and we do not have rights to reacquire such compounds, except as described below.

Daiichi-Sankyo paid us a nonrefundable upfront payment in the amount of $20.0 million and is obligated to provide research and development funding of $3.8 million over a 15-month research term. In June 2007, our collaboration agreement with Daiichi-Sankyo was amended to extend the research term by six months over which Daiichi-Sankyo was required to provide $1.5 million in research and development funding. In November 2007, the parties decided not to further extend the research term. For each product from the collaboration, we are also entitled to receive payments upon attainment of pre-specified development, regulatory and commercialization milestones. In addition, we are also entitled to receive royalties on any sales of certain products commercialized under the collaboration. Daiichi-Sankyo may terminate the agreement upon 90 days' written notice in which case Daiichi-Sankyo's payment obligations would cease, its license relating to compounds that modulate MR would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Daiichi-Sankyo to research, develop and commercialize compounds that were discovered under the collaboration.

Manufacturing and Raw Materials

We currently do not have manufacturing capabilities necessary to enable us to produce materials for our clinical trials. Raw materials and supplies required for the production of our product candidates are generally available from multiple suppliers. However, in some instances materials are available only from one supplier. In those cases where raw materials are only available through one supplier, we manage supplies, to the extent feasible, by ordering raw materials in advance of scheduled needs. However, clinical trial schedules may be delayed due to interruptions of raw material supplies.

Government Regulation

The following section contains some general background information regarding the regulatory environment and processes affecting our industry and is designed to illustrate in general terms the nature of our business and the potential impact of government regulations on our business. It is not intended to be comprehensive or complete. Depending on specific circumstances, the information below may or may not apply to us or any of our product candidates. In addition, the information is not necessarily a description of activities that we have undertaken in the past or will undertake in the future. The regulatory context in which we operate is complex and constantly changing.

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

- preclinical laboratory and animal tests;
- submission of an IND, which must become effective before clinical trials may begin;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug candidate for its intended use;
- pre-approval inspection of manufacturing facilities and selected clinical investigators; and
- FDA approval of a new drug application (NDA), or NDA supplement, for an approval of a new indication if the product is already approved for another indication.

The testing and approval process requires substantial time, effort and financial resources.

Prior to commencing the first clinical trial with a product candidate, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, and the FDA must grant permission for each clinical trial to start and continue. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

- Phase 1 – Studies are initially conducted in a limited patient population to test the product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans or patients.
- Phase 2 – Studies are conducted with groups of patients afflicted with a specified disease in order to provide enough data to evaluate the preliminary efficacy, optimal dosages and expanded evidence of safety. Multiple phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a "phase 2b" evaluation, which is a second, confirmatory phase 2 trial that could, if positive, serve as a pivotal trial in the approval of a product candidate.
- Phase 3 – When phase 2 evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, phase 3 trials are undertaken in large patient populations to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical trial sites.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called phase 4 studies may be made a condition to be satisfied after a drug receives approval. The results of phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA's voluntary adverse drug reaction reporting system. The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of product candidates or new diseases for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our product candidates. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Competition

There are many companies focused on the development of small molecules and antibodies for diseases including cancer and metabolic and cardiovascular disorders. Our potential competitors include major pharmaceutical and biotechnology companies. Many of our potential competitors have significantly more financial, technical and other resources than we do, which may allow them to have a competitive advantage. Any products that we may develop or discover are likely to be in highly competitive markets. Many of our competitors may succeed in developing products that may render our products and those of our collaborators obsolete or noncompetitive.

We believe that our ability to successfully compete will depend on, among other things:

- efficacy, safety and reliability of our product candidates;
- timing and scope of regulatory approval;
- the speed at which we develop product candidates;
- our ability to complete preclinical testing and clinical development and obtaining regulatory approvals for product candidates;
- our ability to manufacture and sell commercial quantities of a product to the market;
- obtaining reimbursement for product use in approved indications;
- product acceptance by physicians and other health care providers;
- quality and breadth of our technology;
- skills of our employees and our ability to recruit and retain skilled employees;
- protection of our intellectual property; and
- availability of substantial capital resources to fund development and commercialization activities.

Research and Development Expenses

Research and development expenses consist primarily of personnel expenses, laboratory supplies, consulting and facilities costs. Research and development expenses were $257.4 million for the year ended December 31, 2008, compared to $225.4 million for the year ended December 31, 2007 and $185.5 million for the year ended December 31, 2006.

Revenues from Significant Collaborators

In 2008, we derived 46%, 37% and 17% of our revenues from Bristol-Myers Squibb, GlaxoSmithKline and Genentech, respectively.

Proprietary Rights

We have obtained licenses from various parties that give us rights to technologies that we deem to be necessary or desirable for our research and development. These licenses (both exclusive and non-exclusive) may require us to pay royalties as well as upfront and milestone payments.

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country.

While trade secret protection is an essential element of our business and we have taken security measures to protect our proprietary information and trade secrets, we cannot give assurance that our unpatented proprietary technology will afford us significant commercial protection. We seek to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants are also required to sign agreements obligating them to assign to us their interests in intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us and not to disclose or misuse our confidential information. However, it is possible that these agreements may be breached or invalidated, and if so, there may not be an adequate corrective remedy available. Accordingly, we cannot ensure that employees, consultants or third parties will not breach the confidentiality provisions in our contracts, infringe or misappropriate our trade secrets and other proprietary rights or that measures we are taking to protect our proprietary rights will be adequate.

In the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend ourselves against such claims, whether they are with or without merit and whether they are resolved in favor of, or against, our licensors or us, we may face costly litigation and the diversion of management's attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all.

Employees

As of December 31, 2008, after giving effect to the restructuring we implemented in November 2008, we had 676 full-time employees worldwide, 240 of whom held Ph.D. and/or M.D. degrees, most of whom were engaged in full-time research and development activities. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Available Information

We were incorporated in Delaware in November 1994 as Exelixis Pharmaceuticals, Inc., and we changed our name to Exelixis, Inc. in February 2000.

We maintain a site on the worldwide web at www.exelixis.com; however, information found on our website is not incorporated by reference into this report. We make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, copies of our filings with the SEC are available at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the worldwide web that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

ITEM 1A. RISK FACTORS

In addition to the factors discussed elsewhere in this report and our other reports filed with the Securities and Exchange Commission, the following are important factors that could cause actual results or events to differ materially from those contained in any forward-looking statements made by us or on our behalf. The risks and uncertainties described below are not the only ones facing the company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks or such other risks actually occurs, our business could be harmed.

Risks Related to Our Need for Additional Financing and Our Financial Results

If additional capital is not available to us, we would be forced to delay, reduce or eliminate our product development programs or commercialization efforts and we may breach our financial covenants.

We will need to raise additional capital to:

- fund our operations and clinical trials;
- continue our research and development efforts; and
- commercialize our product candidates, if any such candidates receive regulatory approval for commercial sale.

As of December 31, 2008, we had $284.2 million in cash and cash equivalents and short-term and long-term marketable securities, which included investments held by SEI of $14.7 million and restricted cash and investments of $4.0 million. We anticipate that our current cash and cash equivalents, short-term and long-term marketable securities, investments held by SEI, funds available under the Facility Agreement with the Deerfield Entities, and other funding that we expect to receive from collaborators, which assumes a moderate level of business development activity, will enable us to maintain our operations for a period of at least 12 months following the filing date of this report. Our goal is to be able to operate independently of the capital markets for a substantial period of time. However, our future capital requirements will be substantial and will depend on many factors that may require us to use available capital resources significantly earlier than we currently anticipate. These factors include:

- repayment of our loan from GlaxoSmithKline – In October 2002, we entered into a collaboration with GlaxoSmithKline, to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. As part of the collaboration, we entered into a loan and security agreement with GlaxoSmithKline, pursuant to which we borrowed $85.0 million for use in our efforts under the collaboration. The loan bears interest at a rate of 4.0% per annum and is secured by certain intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest under the loan becomes due in three annual installments, beginning on October 27, 2009. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of our common stock at fair market value, subject to certain conditions. As of December 31, 2008, the aggregate principal and interest outstanding under our GlaxoSmithKline loan was $102.2 million. Following the conclusion on October 27, 2008 of the development term under our collaboration with GlaxoSmithKline, we are no longer eligible to receive selection milestone payments from GlaxoSmithKline to credit against outstanding loan amounts, and in the event the market price for our common stock is depressed, we may not be able to repay the loan in full using shares of our common stock due to restrictions in the agreement on the number of shares we may issue. In addition, the issuance of shares of our common stock to repay the loan may result in significant dilution to our stockholders. As a result, we may need to obtain additional funding, including from funds available under the Facility Agreement with the Deerfield Entities, to satisfy our repayment obligations, including the payment that is due on October 27, 2009. There can be no assurance that we will have sufficient funds to repay amounts outstanding under the loan when due or that we will satisfy the conditions to our ability to repay the loan in shares of our common stock.

- whether and when we draw funds under our Facility Agreement with the Deerfield Entities – In June 2008, we entered into the Facility Agreement with the Deerfield Entities pursuant to which the Deerfield Entities agreed to loan to us up to $150.0 million, subject to certain conditions. We may draw down on the facility in $15.0 million increments at any time until December 2009. The outstanding principal and interest under the loan, if any, is due by June 4, 2013, and, at our option, can be repaid at any time with shares of our common stock, subject to certain restrictions, or in cash. Interest under the loan does not accrue until we draw down on the facility, at which time interest will begin to accrue at a rate of 6.75% per annum compounded annually on the outstanding principal amount of the facility. The Deerfield Entities also have limited rights to accelerate repayment of the loan upon certain changes of control of Exelixis or an event of default. Pursuant to the Facility Agreement, we paid the Deerfield Entities a one time transaction fee of $3.8 million, or 2.5% of the loan facility, and we are obligated to pay an annual commitment fee of $3.4 million, or 2.25% of the loan facility, payable quarterly. If we draw down under the Facility Agreement, we would be required to issue to the Deerfield Entities additional warrants to purchase shares of our common stock. If we draw down under the Facility Agreement, there is no assurance that the conditions to our ability to repay the loan in shares of our common stock would be satisfied at the time that any outstanding principal and interest under the loan is due, in which case we would be obligated to repay the loan in cash, or that events permitting acceleration of the loan will not occur, in which event we would be required to repay any outstanding principal and interest sooner than anticipated;

- the progress and scope of our collaborative and independent clinical trials and other research and development projects, including with respect to XL184, our most advanced asset. We expect to particularly focus our later stage development efforts on XL184, which is being studied in a variety of tumor types, with the goal of rapidly commercializing the compound. As described under " – Corporate Collaborations – Bristol-Myers Squibb – 2008 Cancer Collaboration," in December 2008, we entered into a worldwide co-development collaboration with Bristol-Myers Squibb for the development and commercialization of XL184. The companies will share worldwide (except for Japan) development costs for XL184. We are responsible for 35% of such costs and Bristol-Myers Squibb is responsible for 65% of such costs, except that we are responsible to fund the initial $100 million of combined costs and have the option to defer payments for development costs above certain thresholds. In return, we will share 50% of the commercial profits and losses (including pre-launch commercialization expenses) in the United States and have the option to co-promote XL184 in the United States. We have the right to defer payment for certain early commercialization and other related costs above certain thresholds. During the term of the collaboration, so long as we have not opted out of the co-development of XL184, there may be periods during which Bristol-Myers Squibb will partially reimburse us for certain research and development expenses, and other periods during which we will owe Bristol-Myers Squibb for research and development expenses that Bristol-Myers Squibb incurred on joint development projects, less amounts reimbursable to us by Bristol-Myers Squibb on these projects. On an annual basis, to the extent that net research and development funding payments are received from Bristol-Myers Squibb, these payments will be presented as collaboration revenue. In annual periods when net research and development funding payments are payable to Bristol-Myers Squibb, these payments will be presented as collaboration cost sharing expense. Generally, the direction of cash flows will depend on the level of development activity by either party, which may change during the development term. Our capital requirements will be impacted by the level of our expenses for the development activity conducted by us and the degree to which we will be required to make payments to, or we will receive payments from, Bristol-Myers Squibb. If we opt out of the co-development of XL184, we would have no further unreimbursed cost obligations;

- the level of payments received under existing collaboration agreements, licensing agreements and other arrangements as well as our ability to enter into new collaboration agreements, licensing agreements and other arrangements that provide additional payments;

- our ability to control costs;

- our ability to remain in compliance with, or amend or cause to be waived, financial covenants contained in agreements with third parties;
- the amount of our cash and cash equivalents and marketable securities that serve as collateral for bank lines of credit;
- future clinical trial results;
- our need to expand our product and clinical development efforts;
- our ability to share the costs of our clinical development efforts with third parties;
- the cost and timing of regulatory approvals;
- the cost of clinical and research supplies of our product candidates;
- the effect of competing technological and market developments;
- the filing, maintenance, prosecution, defense and enforcement of patent claims and other intellectual property rights;
- the cost of any acquisitions of or investments in businesses, products and technologies; and
- the cost and timing of establishing or contracting for sales, marketing and distribution capabilities.

One or more of these factors or changes to our current operating plan may require us to use available capital resources significantly earlier than we anticipate. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. We may seek to raise funds through the sale of equity or debt securities or through external borrowings. In addition, we may enter into strategic partnerships for the development and commercialization of our compounds. However, we may be unable to raise sufficient additional capital when we need it, on favorable terms or at all. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt-financing arrangements may require us to pledge certain assets and enter into covenants that would restrict certain business activities or our ability to incur further indebtedness, and may contain other terms that are not favorable to our stockholders or us. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or obtain funds by entering into financing, supply or collaboration agreements on unattractive terms or we may be required to relinquish rights to technology or product candidates or to grant licenses on terms that are unfavorable to us.

We will have to obtain additional funding in order to stay in compliance with financial covenants contained in agreements with third parties. For example, as part of our collaboration with GlaxoSmithKline, we entered into the loan and security agreement, which, as amended, contains financial covenants pursuant to which our "working capital" (the amount by which our current assets exceed our current liabilities as defined by the agreement, which excludes restricted cash and deferred revenue, but includes amounts available for borrowing under the Facility Agreement with the Deerfield Entities) must not be less than $25.0 million and our "cash and investments" (total cash, cash equivalents and investments as defined by the agreement, which excludes restricted cash) must not be less than $50.0 million. As of December 31, 2008, our "working capital" was $321.0 million (including $150.0 million available for borrowing under the Facility Agreement) and our "cash and investments" were $280.2 million. If we were to default on the financial covenants under the loan and security agreement, GlaxoSmithKline may, among other remedies, declare immediately due and payable all obligations under the loan and security agreement. Outstanding borrowings and accrued interest under the loan and security agreement totaled $102.2 million at December 31, 2008. Principal and accrued interest under the loan becomes due in three annual installments beginning on October 27, 2009. In addition, if our cash and cash equivalents and marketable securities on the last day of any calendar quarter are less than $75.0 million, then we would be in default under the Facility Agreement with the Deerfield Entities, and the Deerfield Entities would have the right, among other remedies, to cancel our right to request disbursements and declare immediately due and payable any amounts accrued or payable under the Facility Agreement. If our "cash reserves" fall below $80.0 million and we are unable to increase such cash reserves to $80.0 million or more within 90 days, our co-development and co-promotion rights with respect to XL184 under our 2008 collaboration agreement with Bristol-Myers Squibb may be terminated. "Cash reserves" for purposes of our 2008 collaboration agreement with Bristol-Myers Squibb includes our total cash, cash equivalents and investments (excluding any restricted cash), plus the amount then available for borrowing by us under the Facility Agreement with the Deerfield Entities, as the same may be amended from time to time, and any other similar financing arrangements. If we cannot raise additional capital in order to remain in compliance with our financial covenants or if we are unable to renegotiate such covenants and the lender exercises its remedies under the agreement, we would not be able to operate under our current operating plan.

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability.

We have incurred net losses since inception, including a net loss of $162.9 million for year ended December 31, 2008. As of that date, we had an accumulated deficit of $954.5 million. We expect our losses in 2009 to increase as compared to 2008 and anticipate negative operating cash flow for the foreseeable future. We have not yet completed the development, including obtaining regulatory approval, of any of our pharmaceutical product candidates and, consequently, have not generated revenues from the sale of pharmaceutical products. Except for revenues associated with the transgenic mouse business of our former German subsidiary, Artemis Pharmaceuticals, GmbH, or Artemis, our only revenues to date are license revenues and revenues under contracts with our partners. In November 2007, we sold 80.1% of our ownership interest in Artemis. The amount of our net losses will depend, in part, on the rate of growth, if any, in our license and contract revenues and on the level of our expenses. These losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Our research and development expenditures and general and administrative expenses have exceeded our revenues to date, and we expect to spend significant additional amounts to fund research and development in order to enhance our technologies and undertake product development. We currently have numerous product candidates in various stages of clinical development and we anticipate filing additional IND applications for additional product candidates within the next 12 months. As a result, we expect to continue to incur substantial operating expenses, and, consequently, we will need to generate significant additional revenues to achieve profitability. Because of the numerous risks and uncertainties associated with developing drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do increase our revenues and achieve profitability, we may not be able to maintain or increase profitability.

We may not realize the expected benefits of our initiatives to control costs.

Managing costs is a key element of our business strategy. Consistent with this element of our strategy, in November 2008 we implemented a restructuring that resulted in the reduction of approximately 10% of our workforce. We anticipate that we will incur some level of restructuring charges through the end of 2009 as we continue to implement this restructuring.

If we experience excessive unanticipated inefficiencies or incremental costs in connection with restructuring activities, such as unanticipated inefficiencies caused by reducing headcount, we may be unable to meaningfully realize cost savings and we may incur expenses in excess of what we anticipate. Either of these outcomes could prevent us from meeting our goal of being able to operate independently of the capital markets for a substantial period of time, and could adversely impact our results of operations or financial condition.

Global credit and financial market conditions could negatively impact the value of our current portfolio of cash equivalents or short-term investments and our ability to meet our financing objectives.

Our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. Our short-term and long-term investments consist primarily of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. While as of the date of this filing, we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents, short-term investments, or long-term investments since December 31, 2008, no assurance can be given that further deterioration in conditions of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or investments or our ability to meet our financing objectives.

Risks Related to Development of Product Candidates

Clinical testing of our product candidates is a lengthy, costly, complex and uncertain process and may fail to demonstrate safety and efficacy.

Clinical trials are inherently risky and may reveal that our product candidates are ineffective or have unacceptable toxicity or other side effects that may significantly decrease the likelihood of regulatory approval. The results of preliminary studies do not necessarily predict clinical or commercial success, and later-stage clinical trials may fail to confirm the results observed in earlier-stage trials or preliminary studies. Although we have established timelines for manufacturing and clinical development based on existing knowledge of our compounds in development and industry metrics, we may not be able to meet those timelines.

We may experience numerous unforeseen events during, or as a result of, clinical testing that could delay or prevent commercialization of our product candidates, including:

- our product candidates may not prove to be efficacious or may cause harmful side effects;
- negative or inconclusive clinical trial results may require us to conduct further testing or to abandon projects that we had expected to be promising;
- we or our competitors may subsequently discover other compounds that we believe show significantly improved safety or efficacy compared to our product candidates;
- patient registration or enrollment in our clinical testing may be lower than we anticipate, resulting in the delay or cancellation of clinical testing; and
- regulators or institutional review boards may not authorize, delay, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their determination that participating patients are being exposed to unacceptable health risks.

If any of these events were to occur and, as a result, we were to have significant delays in or termination of our clinical testing, our expenses could increase or our ability to generate revenue from the affected product candidates could be impaired, either of which could adversely impact our financial results.

We have limited experience in conducting clinical trials and may not be able to rapidly or effectively continue the further development of our compounds or meet current or future requirements identified based on our discussions with the FDA. We do not know whether our planned clinical trials will begin on time, will be completed on schedule, or at all, will be sufficient for registration of these compounds or will result in approvable products.

Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of factors relating to the clinical trial, including, among others:

- the number of patients that ultimately participate in the clinical trial;
- the duration of patient follow-up that is appropriate in view of the results;
- the number of clinical sites included in the trials; and
- the length of time required to enroll suitable patient subjects.

Any delay or termination described above could limit our ability to generate revenues, cause us to incur additional expense and cause the market price of our common stock to decline significantly.

Risks Related to Our Relationships with Third Parties

We are dependent upon our collaborations with major companies. If we are unable to achieve milestones, develop products or renew or enter into new collaborations, our revenues may decrease and our activities may fail to lead to commercialized products.

We have derived substantially all of our revenues to date from collaborative research and development agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, the achievement of milestones and royalties we earn from any future products developed from the collaborative research. If we are unable to successfully achieve milestones or our collaborators fail to develop successful products, we will not earn the revenues contemplated under such collaborative agreements. In addition, some of our collaborations are exclusive and preclude us from entering into additional collaboration arrangements with other parties in the area or field of exclusivity. Future collaborations may require us to relinquish some important rights, such as marketing and distribution rights.

If any of these agreements is not renewed or is terminated early, whether unilaterally or by mutual agreement, or if we are unable to enter into new collaboration agreements on commercially acceptable terms, our revenues and product development efforts could suffer. Our agreements with Bristol-Myers Squibb, Genentech, Daiichi-Sanko and Wyeth contain early termination provisions. In addition, from time to time we review and assess certain aspects of our collaborations, partnerships and agreements and may amend or terminate, either by mutual agreement or pursuant to any applicable early termination provisions, such collaborations, partnerships or agreements if we deem them to be no longer in our economic or strategic interests. We may not be able to enter into new collaboration agreements on similar or superior financial terms to offset the loss of revenue from the termination or expiration of any of our existing arrangements, and the timing of new collaboration agreements may have a material adverse effect on our ability to continue to successfully meet our objectives.

Conflicts with our collaborators could jeopardize the outcome of our collaboration agreements and our ability to commercialize products.

We are conducting proprietary research programs in specific disease, therapeutic modality and agricultural product areas that are not covered by our collaboration agreements. Our pursuit of opportunities in pharmaceutical and agricultural markets could result in conflicts with our collaborators in the event that any of our collaborators takes the position that our internal activities overlap with those areas that are exclusive to our collaboration agreements, and we should be precluded from such internal activities. Moreover, disagreements with our collaborators could develop over, among other things, development plans and budgets, the parties' respective research and development activities and rights to our intellectual property. In addition, our collaboration agreements may have provisions that give rise to disputes regarding the respective rights and obligations of the parties, including the rights of collaborators with respect to our internal programs and disease area research. Any conflict with or among our collaborators could lead to the termination of our collaborative agreements, delay collaborative activities, impair our ability to renew agreements or obtain future collaboration agreements or result in litigation or arbitration and would negatively impact our relationship with existing collaborators. If our collaborators fail to develop or commercialize any of our compounds or product candidates, we would not receive any future royalties or milestone payments for such compounds or product candidates. We have limited or no control over the resources that our collaborators may choose to devote to our joint efforts. Our collaborators may breach or terminate their agreements with us or fail to perform their contractual obligations. Also, our collaboration agreements may be subject to early termination by mutual agreement. Further, our collaborators may elect not to develop products arising out of our collaboration arrangements, may experience financial difficulties, may undertake business combinations or significant changes in business strategy that adversely affect their willingness or ability to complete their obligations under any arrangement with us or may fail to devote sufficient resources to the development, manufacture, marketing or sale of such products. Certain of our collaborators could also become competitors in the future. If our collaborators develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain necessary regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of our products, our product development efforts could be delayed or otherwise adversely effected and may fail to lead to commercialized products.

If third parties upon which we rely do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third parties we do not control such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

We lack the capability to manufacture compounds for clinical trials and rely on third parties to manufacture our product candidates, and we may be unable to obtain required material in a timely manner, at an acceptable cost or at a quality level required to receive regulatory approval.

We currently do not have the manufacturing capabilities or experience necessary to enable us to produce materials for our clinical trials. We rely on collaborators and third-party contractors to produce our compounds for preclinical and clinical testing. These suppliers must comply with applicable regulatory requirements, including the FDA's current Good Manufacturing Practices, or GMP. Our current and anticipated future dependence upon these third-party manufacturers may adversely affect our future profit margins and our ability to develop and commercialize product candidates on a timely and competitive basis. These manufacturers may not be able to produce material on a timely basis or manufacture material at the quality level or in the quantity required to meet our development timelines and applicable regulatory requirements. We may not be able to maintain or renew our existing third-party manufacturing arrangements, or enter into new arrangements, on acceptable terms, or at all. Our third-party manufacturers could terminate or decline to renew our manufacturing arrangements based on their own business priorities, at a time that is costly or inconvenient for us. If we are unable to contract for the production of materials in sufficient quantity and of sufficient quality on acceptable terms, our clinical trials may be delayed. Delays in preclinical or clinical testing could delay the filing of our INDs and the initiation of clinical trials.

Our third-party manufacturers may not be able to comply with the GMP regulations, other applicable FDA regulatory requirements or similar regulations applicable outside of the United States. Additionally, if we are required to enter into new supply arrangements, we may not be able to obtain approval from the FDA of any alternate supplier in a timely manner, or at all, which could delay or prevent the clinical development and commercialization of any related product candidates. Failure of our third-party manufacturers or us to obtain approval from the FDA or to comply with applicable regulations could result in sanctions being imposed on us, including fines, civil penalties, delays in or failure to grant marketing approval of our product candidates, injunctions, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products and compounds, operating restrictions and criminal prosecutions, any of which could have a significant adverse affect on our business.

Materials necessary to manufacture some of our compounds currently under development may not be available on commercially reasonable terms, or at all, which may delay our development and commercialization of these compounds.

Some of the materials necessary for the manufacture of our compounds under development may, from time to time, be available either in limited quantities, or from a limited number of manufacturers, or both. Our contract manufacturers need to obtain these materials for our clinical trials and, potentially, for commercial distribution when and if we obtain marketing approval for these compounds. Suppliers may not sell us these materials at the time we need them or on commercially reasonable terms. If we are unable to obtain the materials needed to conduct our clinical trials, product testing and potential regulatory approval could be delayed, adversely affecting our ability to develop the product candidates. Similarly, if we are unable to obtain critical manufacturing materials after regulatory approval has been obtained for a product candidate, the commercial launch of that product candidate could be delayed or there could be a shortage in supply, which could materially affect our ability to generate revenues from that product candidate. If suppliers increase the price of manufacturing materials, the price for one or more of our products may increase, which may make our products less competitive in the marketplace. If it becomes necessary to change suppliers for any of these materials or if any of our suppliers experience a shutdown or disruption at the facilities used to produce these materials, due to technical, regulatory or other reasons, it could harm our ability to manufacture our products.

Risks Related to Regulatory Approval of Our Product Candidates

Our product candidates are subject to a lengthy and uncertain regulatory process that may not result in the necessary regulatory approvals, which could adversely affect our ability to commercialize products.

Our product candidates, as well as the activities associated with their research, development and commercialization, are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate would prevent us from commercializing that product candidate. We have not received regulatory approval to market any of our product candidates in any jurisdiction and have only limited experience in preparing and filing the applications necessary to gain regulatory approvals. The process of obtaining regulatory approvals is expensive, and often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Before a new drug application can be filed with the FDA, the product candidate must undergo extensive clinical trials, which can take many years and may require substantial expenditures. Any clinical trial may fail to produce results satisfactory to the FDA. For example, the FDA could determine that the design of a clinical trial is inadequate to produce reliable results. The regulatory process also requires preclinical testing, and data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in regulatory policy for product approval during the period of product development and regulatory agency review. Changes in regulatory approval policy, regulations or statutes or the process for regulatory review during the development or approval periods of our product candidates may cause delays in the approval or rejection of an application. Even if the FDA or a comparable authority in another country approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. These agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

Risks Related to Commercialization of Products

The commercial success of any products that we may develop will depend upon the degree of market acceptance of our products among physicians, patients, health care payors, private health insurers and the medical community.

Our ability to commercialize any products that we may develop will be highly dependent upon the extent to which these products gain market acceptance among physicians, patients, health care payors, such as Medicare and Medicaid, private health insurers, including managed care organizations and group purchasing organizations, and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate adequate product revenues, if at all, and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend upon a number of factors, including:

- the effectiveness, or perceived effectiveness, of our products in comparison to competing products;
- the existence of any significant side effects, as well as their severity in comparison to any competing products;
- potential advantages over alternative treatments;
- the ability to offer our products for sale at competitive prices;
- relative convenience and ease of administration;
- the strength of marketing and distribution support; and
- sufficient third-party coverage or reimbursement.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.

We have no experience as a company in the sales, marketing and distribution of pharmaceutical products and do not currently have a sales and marketing organization. Developing a sales and marketing force would be expensive and time-consuming, could delay any product launch, and we may never be able to develop this capacity. To the extent that we enter into arrangements with third parties to provide sales, marketing and distribution services, our product revenues are likely to be lower than if we market and sell any products that we develop ourselves. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenues.

If we are unable to obtain adequate coverage and reimbursement from third-party payors for any products that we may develop, our revenues and prospects for profitability will suffer.

Our ability to commercialize any products that we may develop will be highly dependent on the extent to which coverage and reimbursement for our products will be available from third-party payors, including governmental payors, such as Medicare and Medicaid, and private health insurers, including managed care organizations and group purchasing organizations. Many patients will not be capable of paying themselves for some or all of the products that we may develop and will rely on third-party payors to pay for, or subsidize, their medical needs. If third-party payors do not provide coverage or reimbursement for any products that we may develop, our revenues and prospects for profitability will suffer. In addition, even if third-party payors provide some coverage or reimbursement for our products, the availability of such coverage or reimbursement for prescription drugs under private health insurance and managed care plans often varies based on the type of contract or plan purchased.

A primary trend in the United States health care industry is toward cost containment. In December 2003, President Bush signed into law legislation creating a prescription drug benefit program for Medicare recipients. The new prescription drug program may have the effect of reducing the prices that we are able to charge for products we develop and sell through plans under the program. The new prescription drug program may also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for products we develop or to lower the price that they will pay. In addition, members of the United States Congress have stated their desire to reduce the government's cost for reimbursements of prescription drugs by amending this legislation.

State Medicaid programs generally have outpatient prescription drug coverage, subject to state regulatory restrictions, for the population eligible for Medicaid. The availability of coverage or reimbursement for prescription drugs under private health insurance and managed care plans varies based on the type of contract or plan purchased.

Another development that may affect the pricing of drugs is proposed congressional action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 gives discretion to the Secretary of Health and Human Services to allow drug reimportation into the United States under some circumstances from foreign countries, including countries where the drugs are sold at a lower price than in the United States. Proponents of drug reimportation may attempt to pass legislation, which would allow direct reimportation under certain circumstances. If legislation or regulations were passed allowing the reimportation of drugs, it could decrease the price we receive for any products that we may develop, thereby negatively affecting our revenues and prospects for profitability.

In addition, in some foreign countries, particularly the countries in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, price negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement and/or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in the commercialization of our product candidates. Third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use any products that we may develop. Cost-control initiatives could decrease the price we might establish for products that we may develop, which would result in lower product revenues to us.

Our competitors may develop products and technologies that make our products and technologies obsolete.

The biotechnology industry is highly fragmented and is characterized by rapid technological change. In particular, the area of kinase-targeted therapies is a rapidly evolving and competitive field. We face, and will continue to face, intense competition from biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research activities similar to ours. Some of our competitors have entered into collaborations with leading companies within our target markets, including some of our existing collaborators. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us, which would impair our ability to commercialize our product candidates. Our future success will depend upon our ability to maintain a competitive position with respect to technological advances. Any products that are developed through our technologies will compete in highly competitive markets. Further, our competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with us have greater capital resources, larger research and development staff and facilities, more experience in obtaining regulatory approvals and more extensive product manufacturing and marketing capabilities. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies and products, and those of our collaborators, obsolete and noncompetitive. In addition, there may be product candidates of which we are not aware at an earlier stage of development that may compete with our product candidates.

We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidates have been manufactured in small quantities for preclinical and clinical trials. If any of these product candidates are approved by the FDA or other regulatory agencies for commercial sale, we will need to manufacture them in larger quantities. We may not be able to successfully increase the manufacturing capacity, whether in collaboration with third-party manufacturers or on our own, for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidates require precise, high-quality manufacturing. The failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

Our success will depend in part upon our ability to obtain patents and maintain adequate protection of the intellectual property related to our technologies and products. The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will continue to apply for patents covering our technologies and products as and when we deem appropriate. However, these applications may be challenged or may fail to result in issued patents. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that cover the production, manufacture, commercialization or use of our product candidates. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patents. In addition, our patents may be challenged or invalidated or may fail to provide us with any competitive advantages, if, for example, others were the first to invent or to file patent applications for these inventions.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to "work" the invention in that country or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Compulsory licensing of life-saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which could limit our potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection, which makes it difficult to stop infringement. We rely on trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information and trade secrets, but these measures may not provide adequate protection. While we seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants, we cannot assure you that our proprietary information will not be disclosed, or that we can meaningfully protect our trade secrets. In addition, our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and adversely affect our ability to develop and commercialize products.

Our commercial success depends in part upon our ability to avoid infringing patents and proprietary rights of third parties and not to breach any licenses that we have entered into with regard to our technologies. Other parties have filed, and in the future are likely to file, patent applications covering genes and gene fragments, techniques and methodologies relating to model systems and products and technologies that we have developed or intend to develop. If patents covering technologies required by our operations are issued to others, we may have to obtain licenses from third parties, which may not be available on commercially reasonable terms, or at all, and may require us to pay substantial royalties, grant a cross-license to some of our patents to another patent holder or redesign the formulation of a product candidate so that we do not infringe third-party patents, which may be impossible to obtain or could require substantial time and expense.

Third parties may accuse us of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to our technologies and claim that use of such technologies infringes on their patents. Regardless of their merit, such claims could require us to incur substantial costs, including the diversion of management and technical personnel, in defending ourselves against any such claims or enforcing our patents. In the event that a successful claim of infringement is brought against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect our ability to develop and commercialize products.

We may be subject to damages resulting from claims that we, our employees or independent contractors have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees and independent contractors were previously employed at universities, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, independent contractors or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and divert management's attention. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel and/or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

Risks Related to Employees, Growth and Location

The loss of key personnel or the inability to retain and, where necessary, attract additional personnel could impair our ability to expand our operations.

We are highly dependent upon the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives and the continuation of existing collaborations. Also, we do not currently have sufficient clinical development personnel to fully execute our business plan. Retaining and, where necessary, recruiting qualified clinical and scientific personnel will be critical to support activities related to advancing our clinical and preclinical development programs, and supporting our collaborative arrangements and our internal proprietary research and development efforts. Competition is intense for experienced clinical personnel, and we may be unable to retain or recruit clinical personnel with the expertise or experience necessary to allow us to pursue collaborations, develop our products and core technologies or expand our operations to the extent otherwise possible. Further, all of our employees are employed "at will" and, therefore, may leave our employment at any time.

Our collaborations with outside scientists may be subject to restriction and change.

We work with scientific and clinical advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These advisors and collaborators are not our employees and may have other commitments that limit their availability to us. Although these advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In such a circumstance, we may lose work performed by them, and our development efforts with respect to the matters on which they were working maybe significantly delayed or otherwise adversely affected. In addition, although our advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

Difficulties we may encounter managing our growth may divert resources and limit our ability to successfully expand our operations.

We have experienced a period of rapid and substantial growth that has placed, and our anticipated growth in the future will continue to place, a strain on our research, development, administrative and operational infrastructure. We will need to continue to manage multiple locations and additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and growth effectively requires us to continue to improve our reporting systems and procedures as well as our operational, financial and management controls. In addition, rules and regulations implemented by the Securities and Exchange Commission have increased the internal control and regulatory requirements under which we operate. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner to meet future requirements.

Our headquarters are located near known earthquake fault zones, and the occurrence of an earthquake or other disaster could damage our facilities and equipment, which could harm our operations.

Our headquarters are located in South San Francisco, California, and therefore our facilities are vulnerable to damage from earthquakes. We currently do not carry earthquake insurance. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures, terrorism and similar events since any insurance we may maintain may not be adequate to cover our losses. If any disaster were to occur, our ability to operate our business at our facilities could be seriously, or potentially completely, impaired. In addition, the unique nature of our research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

Security breaches may disrupt our operations and harm our operating results.

Our network security and data recovery measures may not be adequate to protect against computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of our proprietary and confidential information that is electronically stored, including research or clinical data, could have a material adverse impact on our business, operating results and financial condition. Additionally, any break-in or trespass of our facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to our proprietary and confidential information, including research or clinical data, or that results in damage to our research and development equipment and assets could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Environmental and Product Liability

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may face liability for any injury or contamination that results from our use or the use by third parties of these materials, and such liability may exceed our insurance coverage and our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

In addition, our collaborators may use hazardous materials in connection with our collaborative efforts. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials used by these parties. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations.

We face potential product liability exposure far in excess of our limited insurance coverage.

We may be held liable if any product we or our collaborators develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, product liability claims could result in decreased demand for our product candidates, injury to our reputation, withdrawal of patients from our clinical trials, substantial monetary awards to trial participants and the inability to commercialize any products that we may develop. These claims might be made directly by consumers, health care providers, pharmaceutical companies or others selling or testing our products. We have obtained limited product liability insurance coverage for our clinical trials in the amount of $10.0 million per occurrence and $10.0 million in the aggregate. However, our insurance may not reimburse us or may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, if insurance coverage becomes more expensive, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, juries have awarded large judgments in class action lawsuits for claims based on drugs that had unanticipated side effects. In addition, the pharmaceutical and biotechnology industries, in general, have been subject to significant medical malpractice litigation. A successful product liability claim or series of claims brought against us could harm our reputation and business and would decrease our cash reserves.

Risks Related to Our Common Stock

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline, causing investor losses.

Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. A number of factors, many of which we cannot control, could subject our operating results and stock price to volatility, including:

- recognition of upfront licensing or other fees or revenue;
- payments of non-refundable upfront or licensing fees, or payment for cost-sharing expenses, to third parties;
- acceptance of our technologies and platforms;

- the success rate of our discovery efforts leading to milestone payments and royalties;
- the introduction of new technologies or products by our competitors;
- the timing and willingness of collaborators to commercialize our products;
- our ability to enter into new collaborative relationships;
- the termination or non-renewal of existing collaborations;
- the timing and amount of expenses incurred for clinical development and manufacturing of our product candidates;
- the impairment of acquired goodwill and other assets; and
- general and industry-specific economic conditions that may affect our collaborators' research and development expenditures.

A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed in the short term. If our revenues decline or do not grow as anticipated due to the expiration or termination of existing contracts, our failure to obtain new contracts or our inability to meet milestones or because of other factors, we may not be able to correspondingly reduce our operating expenses. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. As a result, in some future quarters, our operating results may not meet the expectations of securities analysts and investors, which could result in a decline in the price of our common stock.

Our stock price may be extremely volatile.

The trading price of our common stock has been highly volatile, and we believe the trading price of our common stock will remain highly volatile and may fluctuate substantially due to factors such as the following, many of which we cannot control:

- adverse results or delays in clinical trials;
- announcement of FDA approval or non-approval, or delays in the FDA review process, of our or our collaborators' product candidates or those of our competitors or actions taken by regulatory agencies with respect to our, our collaborators' or our competitors' clinical trials;
- the announcement of new products by us or our competitors;
- quarterly variations in our or our competitors' results of operations;
- conflicts or litigation with our collaborators;
- litigation, including intellectual property infringement and product liability lawsuits, involving us;
- failure to achieve operating results projected by securities analysts;
- changes in earnings estimates or recommendations by securities analysts;
- financing transactions;
- developments in the biotechnology or pharmaceutical industry;
- sales of large blocks of our common stock or sales of our common stock by our executive officers, directors and significant stockholders;
- departures of key personnel or board members;
- developments concerning current or future collaborations;
- FDA or international regulatory actions;

- third-party reimbursement policies;
- acquisitions of other companies or technologies;
- disposition of any of our subsidiaries, technologies or compounds; and
- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These factors, as well as general economic, political and market conditions, may materially adversely affect the market price of our common stock. As with the stock of many other public companies, the market price of our common stock has been particularly volatile during the recent period of upheaval in the capital markets and world economy. This excessive volatility may continue for an extended period of time following the filing date of this report.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's attention and resources, which could have a material and adverse effect on our business.

We are exposed to risks associated with acquisitions.

We have made, and may in the future make, acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies. Acquisitions involve numerous risks, including, but not limited to:

- difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired companies;
- diversion of management's attention from other operational matters;
- the potential loss of key employees;
- the potential loss of key collaborators;
- lack of synergy, or the inability to realize expected synergies, resulting from the acquisition; and
- acquired intangible assets becoming impaired as a result of technological advancements or worse-than-expected performance of the acquired company.

Mergers and acquisitions are inherently risky, and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations.

Future sales of our common stock may depress our stock price.

If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of options and warrants and shares issued under our employee stock purchase plan) in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Some of our existing stockholders can exert control over us, and their interests could conflict with the best interests of our other stockholders.

Due to their combined stock holdings, our officers, directors and principal stockholders (stockholders holding more than 5% of our common stock), acting together, may be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of our stockholders. In addition, the interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that would not be widely viewed as beneficial.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent or deter attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and bylaws may discourage, delay or prevent an acquisition of our company, a change in control, or attempts by our stockholders to replace or remove members of our current Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- a classified Board of Directors;
- a prohibition on actions by our stockholders by written consent;
- the inability of our stockholders to call special meetings of stockholders;
- the ability of our Board of Directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors;
- limitations on the removal of directors; and
- advance notice requirements for director nominations and stockholder proposals.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We currently lease an aggregate of 436,957 square feet of office and laboratory facilities. In California, we currently lease 401,098 square feet in our South San Francisco and San Diego locations. The South San Francisco location, which currently is comprised of six buildings totaling 367,773 square feet, is covered by four lease agreements. The first two leases covering three buildings for a total of 179,964 square feet expire in 2017, with two five-year options to extend their respective terms prior to expiration. The third lease covering two buildings for a total of 116,063 square feet expires in 2018. A fourth lease covers a portion of one building in which we occupy 71,746 square feet that commenced in May 2008 and expires in 2015, with one three-year option to extend the term prior to expiration. Under the terms of this lease, we have the right to rent all of the remaining 57,775 rentable square feet of the building. This expansion right expires on December 31, 2009. If we exercise our right to lease the entire building, we will have the option to extend the lease for an additional ten years. In our San Diego location, we lease 33,325 square feet under a month-to-month lease, with a nine-month termination notice.

In Portland, Oregon, we lease 20,505 square feet of office and laboratory space. The lease expires in July 2010 and we have the option to extend the lease for two one-year periods. We lease an additional 14,999 square feet of office and warehouse space in Portland, Oregon. The lease for such space expires in September 2013 but we may terminate the lease in July 2010, July 2011 and July 2012. We also have the option to extend the lease for an additional five years. We also lease a 15-acre farm in Woodburn, Oregon. Greenhouse capacity at the farm currently totals 50,000 square feet. We previously owned the farm but sold it to Agrigentics, Inc., a wholly-owned subsidiary of The Dow Chemical Company, in September 2007. We are leasing the farm in connection with a contract research agreement between us and Agrigentics, and the lease expires upon termination or expiration of the contract research agreement.

In Guilford, Connecticut, we lease 3,000 square feet of office space, under a month-to-month lease, with a six-month termination notice. The lease commenced in January 2008.

We believe that our leased facilities have sufficient space to accommodate our current needs and also provide for the expansion of our operations for the near term.

ITEM 3. LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has traded on the Nasdaq Global Select Market (formerly the Nasdaq National Market) under the symbol "EXEL" since April 11, 2000. The following table sets forth, for the periods indicated, the high and low intraday sales prices for our common stock as reported by the Nasdaq Global Select Market:

	Common Stock Price	
	High	Low
Quarter ended January 2, 2009	$ 6.30	$2.11
Quarter ended September 26, 2008	$ 7.35	$4.64
Quarter ended June 27, 2008	$ 8.15	$5.00
Quarter ended March 28, 2008	$ 8.95	$4.81
Quarter ended December 28, 2007	$12.29	$7.82
Quarter ended September 28, 2007	$12.37	$9.40
Quarter ended June 29, 2007	$12.77	$9.92
Quarter ended March 30, 2007	$11.74	$8.67

On February 27, 2009, the last reported sale price on the Nasdaq Global Select Market for our common stock was $4.32 per share.

Holders

As of February 27, 2009, there were approximately 631 stockholders of record of our common stock.

Dividends

Since inception, we have not paid dividends on our common stock. We currently intend to retain all future earnings, if any, for use in our business and currently do not plan to pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the company under the Securities Act of 1933, as amended.

The following graph compares, for the five year period ended December 31, 2008, the cumulative total stockholder return for our common stock, the Nasdaq Stock Market (U.S. companies) Index, or the Nasdaq Market Index, and the Nasdaq Biotech Index. The graph assumes that $100 was invested on December 31, 2003 in each of the common stock of the company, the Nasdaq Market Index and the Nasdaq Biotech Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Cumulative Total Return
200
150
100
50
0
12/31/03
03/31/04
06/30/04
09/30/04
12/31/04
03/31/05
06/30/05
09/30/05
12/31/05
03/31/06
06/30/06
09/30/06
12/31/06
03/31/07
06/30/07
09/30/07
12/31/07
03/31/08
06/30/08
09/30/08
12/31/08
Period Ending
Exelixis, Inc.
Nasdaq Market Index
Nasdaq Biotech Index

	12/31/03	03/31/04	06/30/04	09/30/04	12/31/04	03/31/05	06/30/05
Exelixis, Inc.	100	121	143	114	135	96	105
Nasdaq Market Index	100	100	102	95	109	100	103
Nasdaq Biotech Index	100	107	105	99	106	90	95

	09/30/05	12/31/05	03/31/06	06/30/06	09/30/06	12/31/06	03/31/07
Exelixis, Inc.	109	134	170	143	124	128	141
Nasdaq Market Index	107	110	117	108	113	121	121
Nasdaq Biotech Index	108	109	116	103	104	110	107

	06/30/07	09/30/07	12/31/07	03/31/08	06/30/08	09/30/08	12/31/08
Exelixis, Inc.	172	150	122	96	72	89	74
Nasdaq Market Index	130	135	133	113	116	109	81
Nasdaq Biotech Index	111	118	116	106	110	119	102

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial information has been derived from our audited consolidated financial statements. The financial information as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 are derived from audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The following Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Total revenues	$ 117,859	$ 113,470	$ 98,670	$ 75,961	$ 52,857
Operating expenses:					
Research and development(1)	257,390	225,375	185,481	141,135	137,724
General and administrative(2)	36,892	44,940	39,123	27,731	20,905
Amortization of intangible assets	—	202	820	1,086	779
Restructuring charge	2,890	—	—	—	2,275
Acquired in-process research and development	—	—	—	—	26,376
Total operating expenses	297,172	270,517	225,424	169,952	188,059
Loss from operations	(179,313)	(157,047)	(126,754)	(93,991)	(135,202)
Total other income (expense)(3)	3,743	46,025	3,565	(819)	(2,043)
Loss from continuing operations before noncontrolling interest in Symphony Evolution, Inc.	(175,570)	(111,022)	(123,189)	(94,810)	(137,245)
Loss attributed to noncontrolling interest in Symphony Evolution, Inc.	12,716	24,641	21,697	10,406	—
Net loss	$(162,854)	$ (86,381)	$(101,492)	$ (84,404)	$(137,245)
Net loss per share, basic and diluted	$ (1.54)	$ (0.87)	$ (1.17)	$ (1.07)	$ (1.89)
Shares used in computing basic and diluted net loss per share	105,498	99,147	86,602	78,810	72,504

(1) Amounts for 2008, 2007 and 2006 include $14.8 million, $11.6 million and $11.2 million in employee stock-based compensation, respectively, under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R).

(2) Amounts for 2008, 2007 and 2006 include $8.1 million, $7.3 million and $6.3 million in employee stock-based compensation, respectively, under SFAS 123R.

(3) In September 2007, we sold our plant trait business and, as a result, we recognized a gain of $18.8 million in other income. In 2008 we received an additional $4.5 million of contingent consideration for development of an additional asset which was recognized as additional gain in other income. In November 2007, we sold 80.1% of our German subsidiary, Artemis Pharmaceuticals GmbH, and recognized a gain of $18.1 million in other income. In 2008, we recognized an additional $0.1 million gain from with a purchase price adjustment associated with this transaction.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents, marketable securities, investments held by Symphony Evolution, Inc. and restricted cash and investments	$ 284,185	$ 299,530	$ 263,180	$ 210,499	$ 171,223
Working capital	82,028	150,898	150,814	86,463	89,597
Total assets	401,622	412,120	395,417	332,712	291,340
Long-term obligations, less current portion	97,339	130,671	128,565	121,333	144,491
Accumulated deficit	(954,504)	(791,650)	(705,269)	(603,777)	(519,373)
Total stockholders' equity (deficit)	(56,975)	72,081	52,540	33,543	50,671

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Annual Report on Form 10-K are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry and involve known and unknown risks, uncertainties and other factors that may cause our company's or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in, or contemplated by, the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "goal," "objective," "will," "may" "should," "would," "could," "estimate," "predict," "potential," "continue," "encouraging" or the negative of such terms or other similar expressions identify forward-looking statements. Our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in "Item 1A. Risk Factors" as well as those discussed elsewhere in this Annual Report on Form 10-K. These and many other factors could affect our future financial and operating results. We undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

Overview

We are committed to developing innovative therapies for cancer and other serious diseases. Through our integrated drug discovery and development activities, we are building a portfolio of novel compounds that we believe have the potential to be high-quality, differentiated pharmaceutical products. Our most advanced pharmaceutical programs focus on discovery and development of small molecule drugs for cancer.

Utilizing our library of more than 4.5 million compounds, we have integrated high-throughput processes, medicinal chemistry, bioinformatics, structural biology and early *in vivo* testing into a process that allows us to efficiently and rapidly identify highly qualified drug candidates that meet our extensive development criteria.

Since our inception, we have filed 16 investigational new drug applications, or INDs, with the United States Food and Drug Administration, or FDA. As our compounds advance into clinical development, we expect to generate a critical mass of data that will help us to understand the full clinical and commercial potential of our drug candidates. In addition to guiding the potential commercialization of our innovative therapies, these data may contribute to the understanding of disease and help improve treatment outcomes.

Based on the strength of our expertise in biology, drug discovery and development, we have established collaborations with leading pharmaceutical and biotechnology companies, including Bristol-Myers Squibb Company, Genentech, Inc. and GlaxoSmithKline, that allow us to retain economic participation in compounds and support additional development of our pipeline. Our collaborations generally fall into one of two categories: collaborations in which we co-develop compounds with a partner, share development costs and profits from commercialization and may have the right to co-promote products in the United States, and collaborations in which we out-license compounds to a partner for further development and commercialization, have no further unreimbursed cost obligations and are entitled only to receive milestones and royalties from commercialization. Under either form of collaboration, we may also be entitled to license fees, research funding and milestone payments from research results and subsequent product development activities. We maintain exclusive ownership of those compounds in our pipeline that we are developing ourselves. We are responsible for all development costs for these compounds and are entitled to 100% of profits if the compounds are commercialized.

The following table sets forth those compounds in clinical development that we are developing internally or are co-developing with a partner:

Compound	Partner	Principal Targets	Indication	Stage of Development
XL184	Bristol-Myers Squibb	MET, VEGFR2, RET	Cancer	Phase 3
XL147	Unpartnered	PI3K	Cancer	Phase 1b/2
XL765	Unpartnered	PI3K, mTOR	Cancer	Phase 1b/2
XL518	Genentech	MEK	Cancer	Phase 1
XL228	Unpartnered	IGF1R , ABL, SRC	Cancer	Phase 1
XL019	Unpartnered	JAK2	Cancer	Phase 1
XL139	Bristol-Myers Squibb	Hedgehog	Cancer	Phase 1
XL413	Bristol-Myers Squibb	CDC7	Cancer	Phase 1
XL888	Unpartnered	HSP90	Cancer	Phase 1

The following table sets forth those compounds in preclinical and clinical development that we have out-licensed to third parties for further development and commercialization:

Compound	Partner	Principal Targets	Indication	Stage of Development
XL880	GlaxoSmithKline	MET, VEGFR2	Cancer	Phase 2
XL281	Bristol-Myers Squibb	RAF	Cancer	Phase 1
XL652	Bristol-Myers Squibb	LXR	Metabolic and cardiovascular diseases	Phase 1
XL550	Daiichi-Sankyo	MR	Metabolic and cardiovascular diseases	Preclinical
FXR	Wyeth	FXR	Metabolic and liver disorders	Preclinical

Our Strategy

Our business strategy is to leverage our biological expertise and integrated drug discovery capabilities to generate a pipeline of diverse development compounds with first-in-class or best-in-class potential that fulfill unmet medical needs in the treatment of cancer and potentially other serious diseases. We have refined our strategy to reflect the prolonged economic downturn and the deterioration of the capital markets. In particular, we are focused on ensuring that our expenses are in line with our cash resources, with the goal of being able to operate independently of the capital markets for a substantial period of time.

Our strategy is centered around three principal elements:

- Focus development – While we have historically pursued an approach to drug discovery intended to generate a significant number of development candidates to fuel our pipeline, for the foreseeable future we intend to direct our discovery efforts more towards generating development candidates under existing and future discovery collaborations with third parties. Our objective is to fund a significant portion of our discovery costs by entering into such collaborations. We are also focusing our later stage clinical development efforts on a limited number of programs. We believe that the most attractive compounds to develop ourselves or to co-develop with a partner have a lower-cost, lower-risk route to the market, usually for a niche indication, with the possibility of substantially expanding the market into major indications. Our most advanced clinical asset, XL184, which we are co-developing with Bristol-Myers Squibb, represents such a compound. We expect particularly to focus our later stage development efforts on XL184, which is being studied in a variety of tumor types, with the goal of rapidly commercializing the compound.
- Partner compounds – We are seeking new collaborations with leading pharmaceutical and biotechnology companies for the development and ultimate commercialization of some of our preclinical and clinical assets, particularly those drug candidates for which we believe that the capabilities and bandwidth of a partner can accelerate development and help to fully realize their therapeutic and commercial potential. Collaborations also provide us with a means of shifting a portion

or all of the development costs related to such drug candidates. Consistent with this element of our strategy, in December 2008 we entered into a worldwide collaboration with Bristol-Myers Squibb on two of our cancer programs: one associated with XL184 and the other associated with XL281.

- Control costs – We are committed to managing our costs. In November 2008, we implemented a restructuring that resulted in the reduction of approximately 10% of our workforce. We will continue to analyze our expenses to ensure that they are not disproportionate to our cash resources. In addition, we will continue to be selective with respect to funding our clinical development programs. We have established definitive "go/no-go" criteria with respect to our development programs to ensure that we commit our resources only to those programs with the greatest commercial and therapeutic potential. For example, we are conducting limited studies on XL019 and XL228 with the goal of making decisions to continue or halt development of these compounds during 2009. In addition, in late 2008 we discontinued development of XL820 and XL844. In the second half of 2008, we also decided not to invest any additional Exelixis resources in the development of XL647. To control costs, we may decide in the future to pursue collaborations for the development of drug candidates that we had initially determined to develop ourselves. We also retain the right to opt-out of the development of certain drug candidates that we are currently co-developing with partners.

We make decisions regarding whether and how to develop particular drug candidates we have generated through our discovery efforts based on a variety of factors, including preclinical and clinical data, our available financial resources, estimates of the costs to develop and commercialize the drug candidate, our bandwidth and our expertise. Ultimately, our decision-making is intended to maximize the value and productivity of our resources and to focus our efforts on those drug candidates that are commercially attractive and have the potential to be first-in-class or best-in-class therapeutics.

Certain Factors Important to Understanding Our Financial Condition and Result of Operations

Successful development of drugs is inherently difficult and uncertain. Our business requires significant investments in research and development over many years, often for products that fail during the research and development process. Our long-term prospects depend upon our ability and the ability of our partners to successfully commercialize new therapeutics in highly competitive areas such as cancer treatment. Our financial performance is driven by many factors, including those described below.

Limited Sources of Revenues

We currently have no pharmaceutical products that have received marketing approval, and we have generated no revenues to date from the sale of such products. We do not expect to generate revenues from the sale of pharmaceutical products in the near term and expect that all of our near term revenues, such as research and development funding, license fees and milestone payments and royalty revenues, will be generated from collaboration agreements with our partners. Milestones under these agreements may be tied to factors that are outside of our control, such as significant clinical or regulatory events with respect to compounds that have been licensed to our partners.

Clinical Trials

We currently have multiple compounds in clinical development and expect to expand the development program for our compounds. Our compounds may fail to show adequate safety or efficacy in clinical testing. Furthermore, predicting the timing of the initiation or completion of clinical trials is difficult and our trials may be delayed due to many factors, including factors outside of our control. The future development path of each of our compounds depends upon the results of each stage of clinical development. In general, we will incur increased operating expenses for compounds that advance in clinical development, whereas expenses will end for compounds that do not warrant further clinical development.

We are responsible for all development costs for compounds in our pipeline that are not partnered and for a portion of development costs for those compounds that we are co-developing with partners. We share development costs with partners in our co-development collaborations and have no unreimbursed cost obligations with respect to compounds that we have out-licensed. We expect that over the next several years an increasingly greater portion of our development expenses will be funded by our partners.

Liquidity

As of December 31, 2008, we had $284.2 million in cash and cash equivalents and short-term and long-term marketable securities, which included investments held by SEI of $14.7 million and restricted cash and investments of $4.0 million. We anticipate that our current cash and cash equivalents, short-term and long-term marketable securities, investments held by SEI, funds available under the Facility Agreement with the Deerfield Entities and other funding that we expect to receive from collaborators, which assumes a moderate level of business development activity, will enable us to maintain our operations for a period of at least 12 months following the filing date of this report. Our goal is to be able to operate independently of the capital markets for a substantial period of time. However, our future capital requirements will be substantial and depend on many factors, including the following:

- whether we repay amounts outstanding under our loan and security agreement with GlaxoSmithKline in cash or shares of our common stock;
- whether and when we draw funds under our Facility Agreement with Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited (collectively, the "Deerfield Entities");
- our plans for the aggressive development of our broad clinical and preclinical pipelines;
- our obligations under our collaboration agreements, including, in particular, our collaboration agreement with Bristol-Myers Squibb for XL184; and
- whether we generate funds from existing or new collaborations for the development of any of our compounds.

Our minimum liquidity needs are also determined by financial covenants in our loan and security agreement, as amended, with GlaxoSmithKline, the Facility Agreement with the Deerfield Entities and our collaboration agreement with Bristol-Myers Squibb for XL184, as well as other factors, which are described under " – Liquidity and Capital Resources – Cash Requirements".

Our ability to raise additional funds may be severely impaired if any of our product candidates fails to show adequate safety or efficacy in clinical testing.

2008 Cancer Collaboration with Bristol-Myers Squibb

We expect to particularly focus our later stage development efforts on XL184, which is being studied in a variety of tumor types, with the goal of rapidly commercializing the compound. In December 2008, we entered into a worldwide collaboration with Bristol-Myers Squibb for XL184 and XL281. Upon effectiveness of the agreement in December 2008, Bristol-Myers Squibb paid us an upfront cash payment of $195.0 million for the development and commercialization rights to both programs. Bristol-Myers Squibb is also required to make additional license payments of $45.0 million in 2009.

We and Bristol-Myers Squibb have agreed to co-develop XL184, which may include a backup program for XL184. The companies will share worldwide (except for Japan) development costs for XL184. We are responsible for 35% of such costs and Bristol-Myers Squibb is responsible for 65% of such costs, except that we are responsible for funding the initial $100.0 million of combined costs and have the option to defer payments for development costs above certain thresholds. In return, we will share 50% of the commercial profits and losses (including pre-launch commercialization expenses) in the United States and have the option to co-promote XL184 in the United States. We have the right to defer payment for certain early commercialization and other related costs above certain thresholds. We are eligible to receive sales performance milestones of up to $150.0 million and double-digit royalties on sales on XL184 outside the United States. The clinical development of XL184 is directed by a joint committee. It is anticipated that we will conduct certain clinical development activities for XL184. We may opt out of the co-development for XL184, in which case we would instead be eligible to receive development and regulatory milestones of up to $295.0 million, double-digit royalties on XL184 product sales worldwide and sales performance milestones. Our co-development and co-promotion rights may be terminated in the event that we have "cash reserves" below $80.0 million and we are unable to increase such cash reserves to $80.0 million or more within 90 days, in which case we would receive development and regulatory milestones, sales milestones and double-digit royalties, instead of sharing product profits on XL184 in the United States. For purposes of the agreement, "cash reserves" includes our total cash, cash equivalents and investments (excluding any restricted cash), plus the amount then available for borrowing by us under the Facility Agreement dated June 4, 2008 among us and the Deerfield Entities, as the same may be amended from time to time, and any other similar financing arrangements. Our co-promotion rights on XL184 in the United States, and possibly our right to share product profits on XL184, may be terminated in the event we undergo certain change of control transactions. Bristol-Myers Squibb may, upon certain prior notice to us, terminate the agreement as to products containing XL184 or XL281. In the event of such termination election, Bristol-Myers Squibb's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize such products.

Bristol-Myers Squibb received an exclusive worldwide license to develop and commercialize XL281. We will carry out certain clinical trials of XL281 which may include a backup program on XL281. Bristol-Myers Squibb is responsible for funding all future development on XL281, including our activities. We are eligible for development and regulatory milestones of up to $315.0 million on XL281, sales performance milestones of up to $150.0 million and double-digit royalties on worldwide sales of XL281.

The upfront payment of $195.0 million we received upon effectiveness of the collaboration agreement and the fully committed payments of $45.0 million that we will receive in 2009 will be amortized over five years, and recorded as license revenue, from the effective date of the agreement in December 2008. Any milestone payments that we may receive under the agreement will be amortized over the same five year period but recorded as contract revenue. We will record as operating expense 100% of the cost incurred for work performed by Exelixis on the two programs. During the term of the collaboration, so long as we have not opted out of the co-development of XL184, there may be periods during which Bristol-Myers Squibb will partially reimburse us for certain research and development expenses, and other periods during which we will owe Bristol-Myers Squibb for research and development expenses that Bristol-Myers Squibb incurred on joint development projects, less amounts reimbursable to us by Bristol-Myers Squibb on these projects. To the extent that net research and development funding payments are received from Bristol-Myers Squibb, these payments will be presented as collaboration revenue. In periods when net research and development funding payments are payable to Bristol-Myers Squibb, these payments will be presented as collaboration cost sharing expense. Net amounts due from or payable to Bristol-Myers Squibb will be determined and reflected on an annual basis. Generally, the direction of cash flows will depend on the level of development activity by either party, which may change during the development term. Our capital requirements will be impacted by the level of our expenses for the development activity conducted by us and the degree to which we will be required to make payments to, or we will receive payments from, Bristol-Myers Squibb. If we opt out of the co-development of XL184, we would have no further unreimbursed cost obligations.

GlaxoSmithKline Loan Repayment Obligations

In October 2002, we entered into a collaboration with GlaxoSmithKline, to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. As part of the collaboration, we entered into a loan and security agreement with GlaxoSmithKline, pursuant to which we borrowed $85.0 million for use in our efforts under the collaboration. The loan bears interest at a rate of 4.0% per annum and is secured by certain intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest under the loan becomes due in three annual installments, beginning on October 27, 2009. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of our common stock at fair market value, subject to certain conditions. As of December 31, 2008, the aggregate principal and interest outstanding under our GlaxoSmithKline loan was $102.2 million. Following the conclusion on October 27, 2008 of the development term under our collaboration with GlaxoSmithKline, we are no longer eligible to receive selection milestone payments from GlaxoSmithKline to credit against outstanding loan amounts, and in the event the market price for our common stock is depressed, we may not be able to repay the loan in full using shares of our common stock due to restrictions in the agreement on the number of shares we may issue. In addition, the issuance of shares of our common stock to repay the loan may result in significant dilution to our stockholders. As a result, we may need to obtain additional funding, including from funds available under the Facility Agreement with the Deerfield Entities, to satisfy our repayment obligations, including the payment that is due on October 27, 2009. There can be no assurance that we will have sufficient funds to repay amounts outstanding under the loan when due or that we will satisfy the conditions to our ability to repay the loan in shares of our common stock.

Deerfield Facility

In June 2008, we entered into the Facility Agreement with the Deerfield Entities pursuant to which the Deerfield Entities agreed to loan to us up to $150.0 million, subject to certain conditions. We may draw down on the facility in $15.0 million increments at any time until December 2009. The outstanding principal and interest under the loan, if any, is due by June 4, 2013, and, at our option, can be repaid at any time with shares of our common stock, subject to certain restrictions, or in cash. Interest under the loan does not accrue until we draw down on the facility, at which time interest will begin to accrue at a rate of 6.75% per annum compounded annually on the outstanding principal amount of the facility. The Deerfield Entities also have limited rights to accelerate repayment of the loan upon certain changes of control of Exelixis or an event of default. Pursuant to the Facility Agreement, we paid the Deerfield Entities a one time transaction fee of $3.8 million or 2.5% of the loan facility and we are obligated to pay an annual commitment fee of $3.4 million or 2.25% of the loan facility, payable quarterly. We also issued warrants to the Deerfield Entities to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $7.40 per share. If we draw down under the Facility Agreement, we would be required to issue to the Deerfield Entities additional warrants to purchase shares of our common stock. If we draw down under the Facility Agreement, there is no assurance that the conditions to our ability to repay the loan in shares of our common stock would be satisfied at the time that any outstanding principal and interest under the loan is due, in which case we would be obligated to repay the loan in cash, or that events permitting acceleration of the loan will not occur, in which event we would be required to repay any outstanding principal and interest sooner than anticipated. As of December 31, 2008, we had not drawn down under the Facility Agreement.

Symphony Evolution, Inc.

In 2005, we licensed three of our compounds, XL647, XL784 and XL999, to SEI in return for an $80.0 million investment for the clinical development of these compounds. We have an exclusive purchase option to acquire all of the equity of SEI, thereby allowing us to reacquire XL647, XL784 and XL999 at our sole discretion. We do not have the right to repurchase a single product candidate without also repurchasing the other two product candidates. The purchase option price, which may be paid in cash and/or shares of our common stock, at our sole discretion, would be equal to the sum of (1) the total amount of capital invested in SEI by its investors ($80.0 million) and (2) an amount equal to 25% per year on such funded capital, compounded from the time of funding. As a result, the purchase option price for the compounds licensed to SEI increases over time. In 2007, we discontinued the development of XL999 and completed the phase 2 trial for XL784; the phase 2 clinical development program for XL647 is ongoing. We are in discussions with SEI regarding the future clinical development of XL647 and XL784 and related funding. We do not intend to further develop XL647 or XL784 on our own or invest any further Exelixis resources in the development of these compounds. In light of the foregoing, in the absence of a partner, we do not anticipate using our own funds or common stock to exercise the purchase option.

Critical Accounting Estimates

Our consolidated financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Fair Value Measurements

As of January 1, 2008, we adopted FASB Statement of Financing Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 established a framework for measuring fair value in GAAP and clarified the definition of fair value within that framework. SFAS 157 does not require any new fair value measurements in GAAP. SFAS 157 introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be utilized for financial reporting purposes. The fair value of our financial instruments reflect the amounts that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1 – quoted prices in active markets for identical assets and liabilities.

Level 2 – observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – unobservable inputs.

The adoption of SFAS 157 did not have a material effect on our financial condition and results of operations, but SFAS 157 introduced new disclosures about how we value certain assets and liabilities. Much of the disclosure requirement is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. Our financial instruments are valued using quoted prices in active markets or based upon other observable inputs. As of December 31, 2008, all of our investments were held in money-market securities.

Revenue Recognition

Our revenues are derived from three primary sources: license fees, milestone payments and collaborative agreement reimbursements.

Revenues from license fees and milestone payments primarily consist of up-front license fees and milestone payments received under various collaboration agreements. We recognize all non-refundable up-front license fees as revenues in accordance with the guidance provided in the SEC's Staff Accounting Bulletin No. 104. We initially recognize upfront fees received from third party collaborators as unearned revenue and then recognize these amounts on a ratable basis over the expected term of the research collaboration. Often, the total research term is not contractually defined and an estimate of the term of our total obligation must be made. For example, under the 2008 cancer collaboration with Bristol-Myers Squibb, we have estimated our term to be five years, or through the completion of phase 3 trials. We estimate that this is the longest possible period that we could be obligated to perform services and therefore the appropriate term with which to amortize any license fees. However, if we submit a New Drug Approval application earlier than anticipated, or Bristol-Myers Squibb decides to take over management of trials prior to their completion, the estimated term of our obligation would be shortened, resulting in an increase in revenue recognition in the period in which our estimated term changes.

Although milestone payments are generally non-refundable once the milestone is achieved, we recognize the milestone revenues on a straight-line basis over the expected research term of the arrangement. This typically results in a portion of the milestone being recognized on the date the milestone is achieved, with the balance being recognized over the remaining research term of the agreement. There is diversity in practice on the recognition of milestone revenue. Other companies have adopted an alternative milestone revenue recognition policy, whereby the full milestone fee is recognized upon completion of the milestone. If we had adopted such a policy, our revenues recorded to date would have increased and our deferred revenues would have decreased by a material amount compared to total revenue recognized. In certain situations, we may receive milestone payments after the end of our period of continued involvement. In such circumstances, we would recognize 100% of the milestone revenue when the milestone is achieved.

Collaborative agreement reimbursement revenue consists of research and development support received from collaborators. Collaborative agreement reimbursement revenue is recorded as earned based on the performance requirements by both parties under the respective contracts. Under the 2008 cancer collaboration with Bristol-Myers Squibb, certain research and development expenses are partially reimbursable to us. On an annual basis, the amounts that Bristol-Myers Squibb owes us, net of amounts reimbursable to Bristol-Myers Squibb by us on those projects, are recorded as revenue. Conversely, research and development expenses may include the net settlement of amounts we owe Bristol-Myers Squibb for research and development expenses that Bristol-Myers Squibb incurred on joint development projects, less amounts reimbursable to us by Bristol-Myers Squibb on these projects. In annual periods when net research and development funding payments are payable to Bristol-Myers Squibb, these payments will be presented as collaboration cost-sharing expense.

Some of our research and licensing arrangements have multiple deliverables in order to meet our customer's needs. For example, the arrangements may include a combination of up-front fees, license payments, research and development services, milestone payments and future royalties. Multiple element revenue agreements are evaluated under Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21, to determine whether the delivered item has value to the customer on a stand-alone basis and whether objective and reliable evidence of the fair value of the undelivered item exists. Deliverables in an arrangement that do not meet the separation criteria in EITF 00-21 are treated as one unit of accounting for purposes of revenue recognition. Generally, the revenue recognition guidance applicable to the final deliverable is followed for the combined unit of accounting. For certain arrangements, the period of time over which certain deliverables will be provided is not contractually defined. Accordingly, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In 2008, under our collaboration with GlaxoSmithKline, we accelerated $18.5 million in previously deferred revenue as a result of the development term concluding on the earliest scheduled end date of October 27, 2008, instead of the previously estimated end date of October 27, 2010.

Goodwill Impairment

As of December 31, 2008, our consolidated balance sheet included $63.7 million of goodwill. Under GAAP, we evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. The impairment tests for goodwill are performed at the reporting unit level and require us to perform a two-step impairment test. Our reporting units have been determined to be consistent with our operating segments. In the first step, we compare the fair value of our reporting units to their respective carrying values. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, we perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its fair value, then we record an impairment loss equal to the difference.

Clinical Trial Accruals

Substantial portions of our preclinical studies and all of our clinical trials have been performed by third-party contract research organizations, or CROs, and other vendors. We accrue expenses for preclinical studies performed by our vendors based on certain estimates over the term of the service period and adjust our estimates as required. We accrue costs for clinical trial activities performed by CROs based upon the estimated amount of work completed on each study. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled, the number of active clinical sites, and the duration for which the patients will be enrolled in the study. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with CROs and review of contractual terms. We base our estimates on the best information available at the time. However, additional information may become available to us which will allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain, such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period first known.

Stock Option Valuation

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Shared-Based Payment" (SFAS 123R). Under this standard, our estimate of compensation expense requires us to determine the appropriate fair value model and a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns, future forfeitures and related tax effects. The most significant assumptions are our estimates of the expected volatility and the expected term of the award. We have limited historical information available to support the underlying estimates of certain assumptions required to value stock options. The value of a stock option is derived from its potential for appreciation. The more volatile the stock, the more valuable the option becomes because of the greater possibility of significant changes in stock price. Because there is a market for options on our common stock, we have considered implied volatilities as well as our historical realized volatilities when developing an estimate of expected volatility. The expected option term also has a significant effect on the value of the option. The longer the term, the more time the option holder has to allow the stock price to increase without a cash investment and thus, the more valuable the option. Further, lengthier option terms provide more opportunity to exploit market highs. However, empirical data shows that employees, for a variety of reasons, typically do not wait until the end of the contractual term of a nontransferable option to exercise. Accordingly, companies are required to estimate the expected term of the option for input to an option-pricing model. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, from time to time we will likely change the valuation assumptions we use to value stock based awards granted in future periods. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. As of December 31, 2008, $35.8 million of total unrecognized compensation expense related to stock options is expected to be recognized over a weighted-average period of 2.6 years. See Note 11 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Fiscal Year Convention

In 2006, Exelixis adopted a 52- or 53-week fiscal year that ends on the Friday closest to December 31st. Fiscal year 2006, a 52-week year, ended on December 29, 2006, fiscal year 2007, a 52-week year, ended on December 28, 2007, fiscal year 2008, a 53-week year, ended on January 2, 2009, and fiscal year 2009, a 52-week year, will end on January 1, 2010. For convenience, references in this report as of and for the fiscal years ended December 29, 2006, December 28, 2007, and January 2, 2009 are indicated on a calendar year basis, ending December 31, 2006, 2007 and 2008, respectively.

Results of Operations – Comparison of Years Ended December 31, 2008, 2007 and 2006

Revenues

Total revenues by category, as compared to the prior year, were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2008	**2007**	**2006**
Contract revenues:			
Research and development services	$ 25.1	$ 50.4	$46.3
Milestones	45.8	18.0	15.6
Delivery of compounds under chemistry collaborations	0.2	0.7	0.5
License revenues:			
Amortization of upfront payments and license fees, including premiums paid on equity purchases	46.8	44.4	36.3
Total revenues	$117.9	$113.5	$98.7
Dollar increase	$ 4.4	$ 14.8	$22.7
Percentage increase	4%	15%	30%

The decrease in research and development services revenues from 2007 to 2008 was primarily due to a decrease of $11.2 million of revenues associated with the sale of our former subsidiary Artemis Pharmaceuticals GmbH, or Artemis, which is no longer consolidated as a result of the sale of 80.1% of our ownership in 2007. In addition, various collaboration agreements with Genentech, Inc., Daiichi Sankyo Company Limited, or Daiichi-Sankyo, Agrigenetics, Inc., a wholly-owned subsidiary of The Dow Chemical Company, and GlaxoSmithKline ended in 2007 and early 2008, resulting in a combined decrease of $10.4 million. We also had a decrease of $4.0 million in funding under two of our agreements with Bristol-Myers Squibb in accordance with contractual terms.

The increase in research and development services revenues from 2006 to 2007 was primarily the result of increases in research and development services of $3.4 million attributable to Artemis, $1.5 million from our agreement with Agrigenetics and $1.2 million from our agreement with Daiichi-Sankyo. These increases were partially offset by decreases in research and development services of $1.0 million from one of our Bristol-Myers Squibb collaborations and $0.9 million from our collaboration with Renessen LLC.

The increase in milestone revenues from 2007 to 2008 was primarily due to the recognition of $19.7 million in revenues associated with the two $20.0 million milestones achieved with respect to XL139 and XL413 under our 2007 cancer collaboration with Bristol-Myers Squibb. In addition, we accelerated $9.4 million in deferred revenues under our collaboration with GlaxoSmithKline, for which the development term concluded on October 27, 2008. In prior years, revenues from upfront payments, premiums paid on equity purchases and milestones had been recognized assuming that the development term would be extended through the longest contractual period of October 27, 2010. However, as a result of the development term concluding on the earliest scheduled end date under the collaboration, the remaining deferred revenues were recognized through October 27, 2008. We also had an additional $2.2 million in revenues associated with the $3.0 million milestone achieved under our co-development collaboration with Genentech. These increases were partly offset by a decrease of $4.3 million due to the completion of revenue recognition for milestones with Bristol-Myers Squibb and Wyeth in 2007.

The increase in milestone revenues from 2006 to 2007 was primarily due to $4.9 million in revenues associated with a milestone achieved under our co-development collaboration with Genentech relating to XL518 and $3.3 million in revenues associated with a milestone achieved under one of our collaborations with Bristol-Myers Squibb. These increases were partially offset by $4.0 million in revenues in 2006 associated with a milestone achieved under our collaboration with Helsinn Healthcare S.A, or Helsinn, and $2.0 million in revenues associated with a milestone achieved under our collaboration with Wyeth in 2006.

The decrease revenues from the delivery of compounds from 2007 to 2008 of $0.4 million related to the completion of shipments in March 2008 of compounds under our chemistry collaboration agreement with Bayer CropScience. The increase in revenues from 2006 to 2007 from the delivery of compounds of $0.2 million was related to the delivery of compounds under our chemistry collaboration agreement with Bayer CropScience.

The increase in the amortization of upfront payments from 2007 to 2008 was primarily due to the acceleration of $9.0 million in deferred revenue under our collaboration with GlaxoSmithKline. In addition, we recognized $1.7 million in revenues associated with the $240.0 million license fee payments under 2008 cancer collaboration with Bristol-Myers Squibb relating to XL184 and XL281 and $1.2 million under our co-development collaboration with Genentech. This increase was partially offset by a decrease in revenues of $7.7 million and $1.4 million relating to the conclusion of the amortization of the upfront payments from Daiichi-Sankyo in December 2007 and from Genentech related to our Notch collaboration which ended in May 2008.

The increase from 2006 to 2007 in the amortization of upfront payments, including premiums paid on equity purchases, was driven primarily by upfront payments from the cancer collaboration we entered into with Bristol-Myers Squibb in December 2006, which became effective in January 2007, resulting in increased revenues of $14.6 million, and our co-development collaboration with Genentech relating to XL518, resulting in increased revenues of $8.1 million. These increases were partially offset by the completion of amortizing upfront payments from Wyeth, resulting in decreased revenues of $9.7 million, and from Daiichi-Sankyo, resulting in decreased revenues of $4.6 million.

Prior to the closing of the sale of 80.1% of the share capital of Artemis on November 20, 2007, we had included $11.2 million and $7.9 million of revenues attributable to Artemis for 2007 and 2006, respectively, within our consolidated total revenues. As a result of the sale, Artemis' financial results are no longer consolidated into our consolidated financial statements.

The following table sets forth the revenue recognized as a percentage of total revenues from customers that exceeded 10% or more of total revenues during the years ended December 31, 2008, 2007 and 2006:

Collaborator	2008	2007	2006
Bristol-Myers Squibb	46%	35%	22%
GlaxoSmithKline	37%	24%	28%
Genentech	17%	16%	6%
Daiichi-Sankyo	0%	10%	15%
Wyeth	0%	2%	14%

Research and Development Expenses

Total research and development expenses were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2008	2007	2006
Research and development expenses(1)	$257.4	$225.4	$185.5
Dollar increase	$ 32.0	$ 39.9	$ 44.3
Percentage increase	14%	22%	31%

(1) Amounts for 2008, 2007 and 2006 include $14.8 million, $11.6 million and $11.2 million, respectively, in employee stock-based compensation under SFAS 123R.

Research and development expenses consist primarily of personnel expenses, clinical trials and consulting, laboratory supplies and facility costs. The change in 2008 compared to 2007 resulted primarily from the following:

- Clinical Trials – Clinical trial expenses, which include services performed by third-party contract research organizations and other vendors, increased by $19.5 million, or 34%, primarily due to activities for a phase 3 clinical trial for XL184, phase 2 clinical trial activity for XL184, XL820 and XL647, additional phase 1 clinical trial activity for XL019, XL147, XL228 and XL765, and preclinical studies for XL413 and XL888. The increase was also due in part to start-up activities for a phase 3 clinical trial of XL647 that we subsequently decided not to initiate. These increases were partially offset by a decline in expense associated with XL999 and XL784 phase 2 clinical trial activities, a decline in expense associated with XL443 for non-clinical toxicology studies performed in 2007 and a decline in expenses related to XL880 due to the selection of XL880 by GlaxoSmithKline in March 2008 under our product development and commercialization agreement.
- General Corporate Costs – There was an increase of $10.4 million, or 31%, in the allocation of general corporate costs (such as facilities costs, property taxes and insurance) to research and development, which primarily reflected the relative growth of the research and development function compared to the general and administrative function.
- Personnel – Personnel expense, which includes salaries, bonuses, related fringe benefits, temporaries, recruiting and relocation costs, increased by $7.9 million, or 11%, primarily due to the expanded workforce supporting drug development operations to advance our clinical and preclinical development programs.
- Laboratory Supplies – Laboratory supplies expense decreased by $4.8 million, or 21%, primarily due to cost savings measures implemented during 2008.

The change in 2007 compared to 2006 in research and development expenses resulted primarily from the following

- Clinical Trials and Consulting – Clinical trials and consulting expense, which includes services performed by third-party contract research organizations and other vendors, increased by $16.0 million, or 34%, primarily due to an increase in activities associated with advancing our clinical and preclinical development programs. During 2007, these activities included phase 2 clinical trial activities for XL784, XL880, XL647 and XL820 and phase 1 clinical trial activity for XL999, XL844, XL228, XL281, XL518, XL184, XL418, XL147, XL765 and XL019, as well as preclinical activity for XL443 and XL139, which were partially offset by a decrease in phase 2 clinical trial activity for XL999 during 2007.
- Personnel – Personnel expense, which includes salaries, bonuses, related fringe benefits, recruiting and relocation costs, increased by $13.9 million, or 24%, primarily due to the expanded workforce supporting drug development operations to advance our clinical and preclinical development programs.

- Lab Supplies – Lab supplies expense increased by $5.2 million, or 30%, primarily due to an increase in our drug discovery activities and drug development activities.

We do not track total research and development expenses separately for each of our research and development programs. We group our research and development expenses into three categories: drug discovery, development and other. Our drug discovery group utilizes a variety of high-throughput technologies to enable the rapid discovery, optimization and extensive characterization of lead compounds such that we are able to select development candidates with the best potential for further evaluation and advancement into clinical development. Drug discovery expenses relate primarily to personnel expense, lab supplies and general corporate costs. Our development group leads the development and implementation of our clinical and regulatory strategies and prioritizes disease indications in which our compounds may be studied in clinical trials. Development expenses relate primarily to clinical trial, personnel and general corporate costs. The other category primarily includes stock compensation expense.

In addition to reviewing the three categories of research and development expenses described above, we principally consider qualitative factors in making decisions regarding our research and development programs. Such factors include enrollment in clinical trials for our drug candidates, the results of and data from clinical trials, the potential indications for our drug candidates, the clinical and commercial potential for our drug candidates and competitive dynamics. We also make our research and development decisions in the context of our overall business strategy, which includes the pursuit of commercial collaborations with major pharmaceutical and biotechnology companies for the development of our drug candidates.

The expenditures summarized in the following table reflect total research and development expenses by category, including allocations for general and administrative expense (dollar amounts are presented in millions):

	2008	2007
Drug discovery	$102.5	$101.7
Development	138.0	101.5
Other	16.9	22.2
Total research and development expenses	$257.4	$225.4

For the full year 2008, the programs representing the greatest portion of our research and development expenses (in approximate order of magnitude), based on estimates of the allocation of our research and development efforts and expenses among specific programs, were XL647, X184, XL147, XL765 and XL228. The expenses for these programs are included in the development category of our research and development expenses.

We currently do not have reliable estimates regarding the timing of our clinical trials. We currently estimate that typical phase 1 clinical trials last approximately one year, phase 2 clinical trials last approximately one to two years and phase 3 clinical trials last approximately two to four years. However, the length of time may vary substantially according to factors relating to the particular clinical trial, such as the type and intended use of the drug candidate, the clinical trial design and the ability to enroll suitable patients. In general, we will incur increased research and development expenses for compounds that advance in clinical development, whereas expenses will end for compounds that do not warrant further clinical development.

We currently do not have reliable estimates of total costs for a particular drug candidate to reach the market. Our potential therapeutic products are subject to a lengthy and uncertain regulatory process that may involve unanticipated additional clinical trials and may not result in receipt of the necessary regulatory approvals. Failure to receive the necessary regulatory approvals would prevent us from commercializing the product candidates affected. In addition, clinical trials of our potential products may fail to demonstrate safety and efficacy, which could prevent or significantly delay regulatory approval.

General and Administrative Expenses

Total general and administrative expenses were as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2008	2007	2006
General and administrative expenses(1)	$36.9	$44.9	$39.1
Dollar (decrease) increase	$(8.0)	$ 5.8	$11.4
Percentage (decrease) increase	(18%)	15%	41%

(1) Amounts for 2008, 2007 and 2006 include $8.1 million, $7.3 million and $6.3 million, respectively, in employee stock-based compensation under SFAS 123R.

General and administrative expenses consist primarily of personnel expenses to support our general operating activities, facility costs and professional expenses, such as legal and accounting fees. The decrease in 2008 from 2007 resulted primarily from an increase of $10.4 million in the allocation of general corporate costs (such as facilities costs, property taxes and insurance) to research and development, which primarily reflected the relative growth of the research and development function compared to the general and administrative function. This decrease was partly offset by increases in facilities costs of $2.4 million and consulting and outside services costs of $1.3 million. The increase in 2007 from 2006 resulted primarily from an increase in personnel expenses of $3.9 million and increases in employee and nonemployee stock-based compensation expense of $2.1 million. The increases in personnel expenses and stock-based compensation expense were primarily to support our expanding operations.

Amortization of Intangible Assets

Total amortization of intangible assets was as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2008	2007	2006
Amortization of intangible assets	$ —	$ 0.2	$ 0.8
Dollar decrease	$ (0.2)	$(0.6)	$(0.3)
Percentage decrease	(100%)	(75%)	(24%)

Intangible assets resulted from our acquisitions of X-Ceptor, Genomica, Artemis and Agritope (renamed Exelixis Plant Sciences). These assets are amortized over specified time periods. The decrease in amortization of intangible assets expense in 2008 compared to 2007 was due to the completion of the amortization of the assembled workforce related to our acquisition of X-Ceptor Therapeutics. In addition, amortization of intangible assets expense decreased as a result of our transaction in September 2007 with Agrigenetics in which we sold $2.1 million of acquired patents and our transaction in November 2007 in which we sold 80.1% of the share capital of Artemis, which included $0.3 million of acquired patents.

The decrease in amortization of intangible assets expense in 2007 compared to 2006 was due to the completion of the amortization of the assembled workforce related to our acquisition of X-Ceptor Therapeutics and the developed technology related to our acquisition of Artemis.

Restructuring Charge

In November 2008, we implemented a restructuring plan that resulted in a reduction in force of 78 employees or approximately 10% of our workforce. We anticipate that the actions associated with the restructuring plan will be completed during the first quarter of 2009.

The decision to restructure was based on our corporate strategy to control our costs, with the goal of enabling us to operate independently of the capital markets for a substantial period of time. As a result of this restructuring plan, we recorded a restructuring charge of approximately $2.9 million in the fourth quarter of 2008 consisting primarily of severance, health care benefits and legal and outplacement services fees, of which approximately $1.2 million had been paid out as of December 31, 2008.

Total Other Income

Total other income was as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2008	2007	2006
Total other income	$ 3.7	$46.0	$3.6
Dollar (decrease) increase	$(42.3)	$42.5	$4.4

The decrease in total other income for 2008 compared to 2007 was primarily due to the 2007 gain on the sale of our plant trait business and the gain on sale of 80.1% of the share capital of Artemis, and a decrease in interest income as a result of lower cash and investment balances and lower average interest rates

The increase in total other income for 2007 compared to 2006 was primarily due to the gain on the sale of our plant trait business and the gain on sale of 80.1% of the share capital of Artemis and an increase in interest income as a result of higher cash and investment balances and higher average interest rates.

In September 2007, we sold our plant trait business to Agrigenetics, and, as a result, we recognized a gain of $18.8 million in total other income. The gain of $18.8 million primarily consists of a purchase price of $22.5 million, less $2.4 million in net book value of tangible and intangible assets and the derecognition of $1.4 million of goodwill.

As a result of the sale of 80.1% of the share capital of Artemis in November 2007, we recognized a gain of $18.1 million in total other income. This gain primarily consists of cash received of $19.8 million, plus $2.5 million relating to the elimination of cumulative foreign currency translation adjustments and the elimination of net liabilities, less $0.3 million of intangible assets (acquired patents) and the derecognition of $2.3 million of goodwill.

Noncontrolling Interest in Symphony Evolution, Inc.

Pursuant to the agreements that we entered into with SEI and certain other parties in June 2005, we consolidate SEI's financial condition and results of operations in accordance with FIN 46R. Accordingly, we have deducted the losses attributable to the noncontrolling interest (SEI's losses) from our net loss in the consolidated statement of operations and we have also reduced the noncontrolling interest holders' ownership interest in SEI in the consolidated balance sheet by SEI's losses. The noncontrolling interest holders' ownership in the consolidated balance sheet was $0.7 million as of December 31, 2008. Prior to 2009, we would not allocate SEI's losses such that the carrying value of the noncontrolling interest would be reduced below zero. However, upon the adoption of the Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," or SFAS 160, on January 3, 2009, we will allocate losses to the noncontrolling interest in SEI such that the noncontrolling interest could have a negative carrying value. As a result of the adoption of this new standard, we expect the value of the non-controlling interest to fall below zero by the end of the first quarter of 2009. For the years ended December 31, 2008, 2007 and 2006, the losses attributed to the noncontrolling interest holders were $12.7 million, $24.6 million and $21.7 million, respectively.

The decrease in 2008 from 2007 in the losses attributed to the noncontrolling interest holders were primarily due to decreased development expenses associated with XL784 and XL999. The increase in 2007 from 2006 in the losses attributed to the noncontrolling interest holders is related to increased development expenses associated with XL784 and XL647, which were partially offset by a decrease in development expenses associated with XL999.

Income Taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal or state income taxes. As of December 31, 2008, we had federal and California net operating loss carryforwards of $768.0 million and $543.0 million, respectively.

Under the Internal Revenue Code and similar state provisions, certain substantial changes in our ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used.

Liquidity and Capital Resources

Sources and Uses of Cash

The following table summarizes our cash flow activities for the years ended December 31, 2007, 2006 and 2005 (dollar amounts are presented in thousands):

	Year Ended December 31,		
	2008	2007	2006
Net loss	$(162,854)	$(86,381)	$(101,492)
Adjustments to reconcile net loss to net cash used in operating activities	19,794	(29,126)	13,598
Changes in operating assets and liabilities	133,303	46,768	42,555
Net cash used in operating activities	(9,757)	(68,739)	(45,339)
Net cash used in investing activities	121,368	(3,019)	(21,701)
Net cash provided by financing activities	630	84,248	109,344
Effect of foreign exchange rates on cash and cash equivalents	—	(402)	(263)
Net increase in cash and cash equivalents	112,241	12,088	42,041
Cash and cash equivalents, at beginning of year	135,457	123,369	81,328
Cash and cash equivalents, at end of year	$ 247,698	$135,457	$ 123,369

To date, we have financed our operations primarily through the sale of equity, payments and loans from collaborators, equipment financing facilities and interest income. We have also financed certain of our research and development activities under our agreements with SEI. In October 2006, we received net proceeds, after underwriting fees and offering expenses, of $90.5 million from the sale of 11.5 million shares of our common stock under a shelf registration statement. In September 2007, we received net proceeds, after underwriting fees and offering expenses, of $71.9 million from the sale of 7.0 million shares of our common stock under a shelf registration statement. As of December 31, 2008, we had $284.2 million in cash and cash equivalents and marketable securities, which included restricted cash and investments of $4.0 million and investments held by SEI of $14.7 million. In addition, as of December 31, 2008, approximately $33.6 million of cash and cash equivalents and marketable securities serve as collateral for bank lines of credit.

Operating Activities

Our operating activities used cash of $9.8 million for the year ended December 31, 2008, compared to $68.7 million for 2007 and $45.3 million for 2006. Cash used in operating activities during 2008 related primarily to our net loss of $162.9 million and loss attributed to noncontrolling interest of $12.7 million. The increase in our net loss was primarily driven by the continued advancement and expansion of our clinical trial activity in addition to the inclusion in 2007 of the $18.8 million gain on the sale of assets recognized in conjunction with our transaction with Agrigenetics, which was accounted for as a sale of our plant trait business and $18.1 million gain on the sale of 80.1% of Artemis. These uses of cash were primarily offset by a net increase in deferred revenue of $132.8 million primarily driven by receipt of an upfront cash payment of $195 million related to the XL184 and XL281 collaboration with Bristol-Myers Squibb, partially offset by a decrease in deferred revenue from the ratable recognition of deferred revenues over the period of continuing involvement from our various collaborations. In particular, we accelerated $18.5 million in previously deferred revenue relating to the conclusion of our collaboration with GlaxoSmithKline, the development term for which concluded on October 27, 2008. In addition, cash uses were offset by increases in accounts payable and other accrued expenses as well as non-cash charges totaling $36.1 million relating to stock-based compensation and depreciation and amortization. Cash used in operating activities during 2007 related primarily to our loss from operations of $157.0 million, partially offset by non-cash charges totaling $31.3 million relating to stock-based compensation and depreciation and amortization. In addition, cash used in operating activities was reduced by $49.9 million as the result of decreases in accounts receivable and increases in accounts payable, other accrued expenses, other long term liabilities and deferred revenue. Cash used in operating activities during 2006 related primarily to funding net losses, losses attributed to the noncontrolling interest and receivables. These uses of cash were partially offset by changes in deferred revenues, accrued expenses and non-cash charges related to stock-based compensation expense recognized due to our adoption of SFAS 123R and depreciation and amortization.

While cash used in operating activities is primarily driven by our net loss, operating cash flows differ from our net loss as a result of differences in the timing of cash receipts and earnings recognition, expenses related to the noncontrolling interest and non-cash charges. We expect to use cash for operating activities for at least the next several years as we continue to incur net losses associated with our research and development activities, including manufacturing and development expenses for compounds in preclinical and clinical studies.

Investing Activities

Our investing activities provided cash of $121.4 million for the year ended December 31, 2008, compared to cash used of $3.0 million for 2007 and $21.7 million for 2006.

Cash provided in investing activities for 2008 was primarily driven by proceeds from the sale and maturities of marketable securities of $110.0 million and the sale of $16.9 million of investments held by SEI, partially offset by purchases of property and equipment of $15.1 million. In addition, in September 2008 we received the $4.5 million anniversary payment plus an additional $4.5 million of contingent consideration in association with our transaction with Agrigenetics. The proceeds provided by maturities or sale of our marketable securities and the sale of investments by SEI were used to fund our operations. We expect to continue to make moderate investments in property and equipment to support our operations.

Cash used in investing activities for 2007 was primarily driven by net purchases of marketable securities of $47.5 million and purchases of property and equipment of $17.4 million. Most of the cash invested in marketable securities and investments was generated by a common stock offering in 2007 and payments received from collaborators. These uses of cash were partially offset by net proceeds of $35.3 million from the sale of our plant trait business and Artemis. The proceeds provided by maturities of our marketable securities and the sale of investments by SEI were used to fund our operations.

Cash used in investing activities for 2006 was primarily driven by purchases of marketable securities of $91.7 million, purchases of investments held by SEI of $42.3 million and purchases of property and equipment of $11.6 million. Most of the cash invested in marketable securities and investments was generated by a common stock offering in 2006 and a second capital draw by our consolidated entity SEI in 2006. These uses of cash were partially offset by proceeds of $99.6 million from the maturities of marketable securities and $21.3 million from the sales of investments held by SEI. The proceeds provided by maturities of our marketable securities and the sale of investments by SEI were used to fund our operations.

Financing Activities

Our financing activities provided cash of $0.6 million for the year ended December 31, 2008, compared to $84.2 million for 2007 and $109.3 million for 2006.

Cash provided by our financing activities for the 2008 period was primarily due to proceeds of $13.6 million from our notes payable and bank obligations and $4.5 million from the exercise of stock options and the issuance of stock under the employee stock purchase plan. These increases were partially offset by principal payments on notes payable and bank obligations of $17.5 million.

Cash provided by our financing activities for 2007 was primarily due to net proceeds of $71.9 million received through the sale of our common stock and $12.6 million of proceeds from note payable and bank obligations. These increases were partially offset by $12.1 million of principal payments on notes payable and bank obligations.

Cash provided by our financing activities for 2006 was primarily due to net proceeds of $90.5 million received through the sale of our common stock, a $40.0 million capital draw by SEI and the related funding by preferred shareholders of SEI and $14.8 million of proceeds from note payable and bank obligations. These increases were partially offset by $41.9 million of principal payments on notes payable and bank obligations, which included the repayment of $30.0 million convertible promissory note to PDL BioPharma.

We finance property and equipment purchases through equipment financing facilities, such as notes and bank obligations. Proceeds from collaboration loans and common stock issuances are used for general working capital purposes, such as research and development activities and other general corporate purposes. Over the next several years, we are required to make certain payments on notes, bank obligations and our loan from GlaxoSmithKline. In June 2008, we entered into the Facility Agreement with Deerfield Entities for which the Deerfield Entities agreed to loan us up to $150.0 million, subject to certain conditions. We may draw down on the facility in $15.0 million increments at any time until December 2009. The outstanding principal and interest under the loan, if any, is due by June 4, 2013, and, at our option, can be repaid at any time with shares of our common stock, subject to certain restrictions, or in cash. As of December 31, 2008, we had not drawn down on the Facility Agreement.

Cash Requirements

We have incurred net losses since inception, including a net loss of $162.9 million for the year ended December 31, 2008, and we expect to incur substantial losses for at least the next several years as we continue our research and development activities, including manufacturing and development expenses for compounds in preclinical and clinical studies. As of December 31, 2008, we had $284.2 million in cash and cash equivalents and short-term and long-term marketable securities, which included investments held by SEI of $14.7 million and restricted cash and investments of $4.0 million. We anticipate that our current cash and cash equivalents, short-term and long-term marketable securities, investments held by SEI, funds available under the Facility Agreement with the Deerfield Entities, and other funding that we expect to receive from collaborators, which assumes a moderate level of business development activity, will enable us to maintain our operations for a period of at least 12 months following the filing date of this report. Our goal is to be able to operate independently of the capital markets for a substantial period of time. However, our future capital requirements will be substantial and will depend on many factors that may require us to use available capital resources significantly earlier than we currently anticipate. These factors include:

- repayment of our loan from GlaxoSmithKline – In October 2002, we entered into a collaboration with GlaxoSmithKline, to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. As part of the collaboration, we entered into a loan and security agreement with GlaxoSmithKline, pursuant to which we borrowed $85.0 million for use in our efforts under the collaboration. The loan bears interest at a rate of 4.0% per annum and is secured by certain intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest under the loan becomes due in three annual installments, beginning on October 27, 2009. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of our common stock at fair market value, subject to certain conditions. As of December 31, 2008, the aggregate principal and interest outstanding under our GlaxoSmithKline loan was $102.2 million. Following the conclusion on October 27, 2008 of the development term under our collaboration with GlaxoSmithKline, we are no longer eligible to receive selection milestone payments from GlaxoSmithKline to credit against outstanding loan amounts, and in the event the market price for our common stock is depressed, we may not be able to repay the loan in full using shares of our common stock due to restrictions in the agreement on the number of shares we may issue. In addition, the issuance of shares of our common stock to repay the loan may result in significant dilution to our stockholders. As a result, we may need to obtain additional funding, including from funds available under the Facility Agreement with the Deerfield Entities, to satisfy our repayment obligations, including the payment that is due on October 27, 2009. There can be no assurance that we will have sufficient funds to repay amounts outstanding under the loan when due or that we will satisfy the conditions to our ability to repay the loan in shares of our common stock.

- whether and when we draw funds under our Facility Agreement with the Deerfield Entities – In June 2008, we entered into the Facility Agreement with the Deerfield Entities pursuant to which the Deerfield Entities agreed to loan to us up to $150.0 million, subject to certain conditions. We may draw down on the facility in $15.0 million increments at any time until December 2009. The outstanding principal and interest under the loan, if any, is due by June 4, 2013, and, at our option, can be repaid at any time with shares of our common stock, subject to certain restrictions, or in cash. Interest under the loan does not accrue until we draw down on the facility, at which time interest will begin to accrue at a rate of 6.75% per annum compounded annually on the outstanding principal amount of the facility. The Deerfield Entities also have limited rights to accelerate repayment of the loan upon certain changes of control of Exelixis or an event of default. Pursuant to the Facility Agreement, we paid the Deerfield Entities a one time transaction fee of $3.8 million, or 2.5% of the loan facility, and we are obligated to pay an annual commitment fee of $3.4 million, or 2.25% of the loan facility, payable quarterly. If we draw down under the Facility Agreement, we would be required to issue to the Deerfield Entities additional warrants to purchase shares of our common stock. If we draw down under the Facility Agreement, there is no assurance that the conditions to our ability to repay the loan in shares of our common stock would be satisfied at the time that any outstanding principal and interest under the loan is due, in which case we would be obligated to repay the loan in cash, or that events permitting acceleration of the loan will not occur, in which event we would be required to repay any outstanding principal and interest sooner than anticipated;

- the progress and scope of our collaborative and independent clinical trials and other research and development projects, including with respect to XL184, our most advanced asset. We expect to particularly focus our later stage development efforts on XL184, which is being studied in a variety of tumor types, with the goal of rapidly commercializing the compound. As described under " – Corporate Collaborations – Bristol-Myers Squibb – 2008 Cancer Collaboration," in December 2008, we entered into a worldwide co-development collaboration with Bristol-Myers Squibb for the development and commercialization of XL184. The companies will share worldwide (except for Japan) development costs for XL184. We are responsible for 35% of such costs and Bristol-Myers Squibb is responsible for 65% of such costs, except that we are responsible to fund the initial $100 million of combined costs and have the option to defer payments for development costs above certain thresholds. In return, we will share 50% of the commercial profits and losses (including pre-launch commercialization expenses) in the United States and have the option to co-promote XL184 in the United States. We have the right to defer payment for certain early commercialization and other related costs above certain thresholds. During the term of the collaboration, so long as we have not opted out of the co-development of XL184, there may be periods during which Bristol-Myers Squibb will partially reimburse us for certain research and development expenses, and other periods during which we will owe Bristol-Myers Squibb for research and development expenses that Bristol-Myers Squibb incurred on joint development projects, less amounts reimbursable to us by Bristol-Myers Squibb on these projects. On an annual basis, to the extent that net research and development funding payments are received from Bristol-Myers Squibb, these payments will be presented as collaboration revenue. In annual periods when net research and development funding payments are payable to Bristol-Myers Squibb, these payments will be presented as collaboration cost sharing expense. Generally, the direction of cash flows will depend on the level of development activity by either party, which may change during the development term. Our capital requirements will be impacted by the level of our expenses for the development activity conducted by us and the degree to which we will be required to make payments to, or we will receive payments from, Bristol-Myers Squibb. If we opt out of the co-development of XL184, we would have no further unreimbursed cost obligations;

- the level of payments received under existing collaboration agreements, licensing agreements and other arrangements as well as our ability to enter into new collaboration agreements, licensing agreements and other arrangements that provide additional payments;
- our ability to control costs;
- our ability to remain in compliance with, or amend or cause to be waived, financial covenants contained in agreements with third parties;
- the amount of our cash and cash equivalents and marketable securities that serve as collateral for bank lines of credit;
- future clinical trial results;
- our need to expand our product and clinical development efforts;
- our ability to share the costs of our clinical development efforts with third parties;
- the cost and timing of regulatory approvals;
- the cost of clinical and research supplies of our product candidates;
- the effect of competing technological and market developments;
- the filing, maintenance, prosecution, defense and enforcement of patent claims and other intellectual property rights;
- the cost of any acquisitions of or investments in businesses, products and technologies; and
- the cost and timing of establishing or contracting for sales, marketing and distribution capabilities.

One or more of these factors or changes to our current operating plan may require us to use available capital resources significantly earlier than we anticipate. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. We may seek to raise funds through the sale of equity or debt securities or through external borrowings. In addition, we may enter into strategic partnerships for the development and commercialization of our compounds. However, we may be unable to raise sufficient additional capital when we need it, on favorable terms or at all. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt-financing arrangements may require us to pledge certain assets and enter into covenants that would restrict certain business activities or our ability to incur further indebtedness, and may contain other terms that are not favorable to our stockholders or us. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or obtain funds by entering into financing, supply or collaboration agreements on unattractive terms or we may be required to relinquish rights to technology or product candidates or to grant licenses on terms that are unfavorable to us.

We will have to obtain additional funding in order to stay in compliance with financial covenants contained in agreements with third parties. For example, as part of our collaboration with GlaxoSmithKline, we entered into the loan and security agreement, which, as amended, contains financial covenants pursuant to which our "working capital" (the amount by which our current assets exceed our current liabilities as defined by the agreement, which excludes restricted cash and deferred revenue, but includes amounts available for borrowing under the Facility Agreement with the Deerfield Entities) must not be less than $25.0 million and our "cash and investments" (total cash, cash equivalents and investments as defined by the agreement, which excludes restricted cash) must not be less than $50.0 million. As of December 31, 2008, our "working capital" was $321.0 million (including $150.0 million available for borrowing under the Facility Agreement) and our "cash and investments" were $280.2 million. If we were to default on the financial covenants under the loan and security agreement, GlaxoSmithKline may, among other remedies, declare immediately due and payable all obligations under the loan and security agreement. Outstanding borrowings and accrued interest under the loan and security agreement totaled $102.2 million at December 31, 2008. Principal and accrued interest under the loan becomes due in three annual installments beginning on October 27, 2009. In addition, if our cash and cash equivalents and marketable securities on the last day of any calendar quarter are less than $75.0 million, then we would be in default under the Facility Agreement with the Deerfield Entities, and the Deerfield Entities would have the right, among other remedies, to cancel our right to request disbursements and declare immediately due and payable any amounts accrued or payable under the Facility Agreement. If our "cash reserves" fall below $80 million and we are unable to increase such cash reserves to $80 million or more within 90 days, our co-development and co-promotion rights with respect to XL184 under our 2008 collaboration agreement with Bristol-Myers Squibb may be terminated. "Cash reserves" for purposes of our 2008 collaboration agreement with Bristol-Myers Squibb includes our total cash, cash equivalents and investments (excluding any restricted cash), plus the amount then available for borrowing by us under the Facility Agreement with the Deerfield Entities, as the same may be amended from time to time, and any other similar financing arrangements. If we cannot raise additional capital in order to remain in compliance with our financial covenants or if we are unable to renegotiate such covenants and the lender exercises its remedies under the agreement, we would not be able to operate under our current operating plan.

We have contractual obligations in the form of operating leases, notes payable and licensing agreements. The following chart details our contractual obligations as of December 31, 2008 (dollar amounts are presented in thousands):

	Payments Due by Period				
Contractual Obligations(1)	**Total**	**Less than 1 year**	**1-3 Years**	**4-5 years**	**After 5 years**
Notes payable and bank obligations	$ 33,032	$15,119	$ 16,473	$ 1,440	$ —
Licensing agreements	638	488	150	—	—
Convertible loans(2)	102,234	34,214	68,020	—	—
Operating leases	162,979	19,615	37,868	38,493	67,003
Total contractual cash obligations	$298,883	$69,436	$122,511	$39,933	$67,003

(1) In June 2008, we entered into the Facility Agreement pursuant to which the Deerfield Entities agreed to loan to us up to $150.0 million. We are obligated to pay an annual commitment fee of $3.4 million or 2.25% of the loan facility, payable quarterly. We are under no obligation to draw down on the loan facility and at any time prior to any draw downs, we may terminate the loan facility without penalty. As a result, such amounts are not included in this table.

(2) Includes interest payable on convertible loans of $17.2 million as of December 31, 2008. Additional interest may accrue at 4% per annum. The debt and interest payable can be repaid in cash or common stock at our election. The development term under our collaboration with GlaxoSmithKline concluded on October 27, 2008, as scheduled. As a result of the development term ending as scheduled, the first payment of principal $28.1 million plus accrued interest will be due in October 2009.

Excluded from the table above are obligations under our collaboration agreements with Bristol-Myers Squibb to co-develop and co-commercialize XL139, XL 413 and XL184 in the United States. As a result of these collaborations, we will be required to pay 35% of the worldwide development expenses. See Note 3 of the Notes to the Consolidated Financial Statements for further information concerning these collaborations.

Recent Accounting Pronouncements

In December 2007, the FASB issued EITF Issue No. 07-1, *"Accounting for Collaborative Arrangements"* ("EITF 07-1"). EITF 07-1 defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent."* Income statement classifications of payments made between participants of a collaborative arrangement are to be based on other applicable authoritative accounting literature. If the payments are not within the scope or analogy of other authoritative accounting literature, a reasonable, rational and consistent accounting policy is to be elected. EITF 07-1 is to be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The Company does not anticipate that the adoption of this statement will have a material impact on its financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2009. Under current accounting standards, we do not allocate losses to the noncontrolling interest in SEI such that the carrying value of the noncontrolling interest is reduced below zero. Under SFAS 160, we could allocate losses to the noncontrolling interest in SEI such that the noncontrolling interest could have a negative carrying value.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable SEC regulations) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources, except warrants and stock options. Our off-balance sheet arrangements are described in further detail in Notes 10 and 11 of the notes to our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our long-term debt. At December 31, 2008 and 2007, we had cash and cash equivalents, marketable securities, investments held by SEI and restricted cash and investments of $284.2 million and $299.5 million, respectively. Our marketable securities and investments are subject to interest rate risk, and our interest income may fluctuate due to changes in U.S. interest rates. By policy, we limit our investments to money market instruments, debt securities of U.S. government agencies and debt obligations of U.S. corporations. These securities are generally classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of estimated income taxes. We manage market risk through diversification requirements mandated by our investment policy, which limits the amount of our portfolio that can be invested in a single issuer. We manage credit risk by limiting our purchases to high-quality issuers. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. At December 31, 2008 and 2007, we had debt outstanding of $117.7 million and $121.5 million, respectively. Our payment commitments associated with these debt instruments are fixed during the corresponding terms and are comprised of interest payments, principal payments or a combination thereof. The fair value of our debt will fluctuate with movements of interest rates, increasing in periods of declining rates of interest, and declining in periods of increasing rates of interest.

We have estimated the effects on our interest rate sensitive assets and liabilities based on a one-percentage point hypothetical adverse change in interest rates as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, a decrease in the interest rates of one percentage point would have had a net adverse change in the fair value of interest rate sensitive assets and liabilities of $1.3 million and $1.4 million, respectively. We have assumed that the changes occur immediately and uniformly to each category of instrument containing interest rate risks. Significant variations in market interest rates could produce changes in the timing of repayments due to available prepayment options. The fair value of such instruments could be affected and, therefore, actual results might differ from our estimate.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EXELIXIS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Exelixis, Inc.

We have audited the accompanying consolidated balance sheets of Exelixis, Inc. as of January 2, 2009 and December 28, 2007, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended January 2, 2009. These financial statements are the responsibility of Exelixis, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exelixis, Inc. at January 2, 2009 and December 28, 2007, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 2, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Exelixis, Inc.'s internal control over financial reporting as of January 2, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
March 4, 2009

EXELIXIS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 247,698	$ 135,457
Marketable securities	—	105,153
Investments held by Symphony Evolution, Inc.	14,703	30,935
Other receivables	1,457	6,087
Prepaid expenses and other current assets	7,713	6,151
Total current assets	271,571	283,783
Restricted cash and investments	4,015	7,238
Long-term investments	17,769	20,747
Property and equipment, net	36,247	34,664
Goodwill	63,684	63,684
Other assets	8,336	2,004
Total assets	$ 401,622	$ 412,120
LIABILITIES, NONCONTROLLING INTEREST AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 4,946	$ 9,288
Accrued clinical trial liabilities	22,551	21,651
Other accrued liabilities	14,007	7,594
Accrued compensation and benefits	16,142	14,480
Current portion of notes payable and bank obligations	14,911	15,767
Current portion of convertible loans	28,050	—
Deferred revenue	88,936	64,105
Total current liabilities	189,543	132,885
Notes payable and bank obligations	17,769	20,747
Convertible loans	56,950	85,000
Other long-term liabilities	22,620	24,924
Deferred revenue	171,001	63,053
Total liabilities	457,883	326,609
Noncontrolling interest in Symphony Evolution, Inc.	714	13,430
Commitments (Note 13)		
Stockholders' equity (deficit):		
Preferred stock, $0.001 par value, 10,000,000 shares authorized and no shares issued	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; issued and outstanding: 106,331,183 and 104,744,732 shares at December 31, 2008 and 2007, respectively	106	105
Additional paid-in-capital	897,423	863,127
Accumulated other comprehensive income	—	499
Accumulated deficit	(954,504)	(791,650)
Total stockholders' equity (deficit)	(56,975)	72,081
Total liabilities, noncontrolling interest and stockholders' equity (deficit)	$ 401,622	$ 412,120

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenues:			
Contract	$ 71,066	$ 69,023	$ 62,414
License	46,793	44,447	36,256
Total revenues	117,859	113,470	98,670
Operating expenses:			
Research and development	257,390	225,375	185,481
General and administrative	36,892	44,940	39,123
Amortization of intangible assets	—	202	820
Restructuring charge	2,890	—	—
Total operating expenses	297,172	270,517	225,424
Loss from operations	(179,313)	(157,047)	(126,754)
Other income (expense):			
Interest income and other, net	5,935	13,055	8,546
Interest expense	(6,762)	(3,966)	(4,981)
Gain on sale of businesses	4,570	36,936	—
Total other income (expense), net	3,743	46,025	3,565
Loss before noncontrolling interest in Symphony Evolution, Inc.	(175,570)	(111,022)	(123,189)
Loss attributed to noncontrolling interest in Symphony Evolution, Inc.	12,716	24,641	21,697
Net loss	$(162,854)	$ (86,381)	$(101,492)
Net loss per share, basic and diluted	$ (1.54)	$ (0.87)	$ (1.17)
Shares used in computing basic and diluted loss per share amounts	105,498	99,147	86,602

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2005	83,404,722	$ 84	$636,263	$ 973	$(603,777)	$ 33,543
Net loss	—	—	—	—	(101,492)	(101,492)
Decrease in unrealized loss on available-for-sale securities	—	—	—	405	—	405
Change in accumulated translation adjustment, net	—	—	—	(233)	—	(233)
Comprehensive loss						(101,320)
Issuance of common stock under stock plans	1,013,998	—	8,145	—	—	8,145
Issuance of common stock, net of offering costs	11,500,000	12	90,482	—	—	90,494
Issuance of warrants to Symphony Evolution Holdings, Inc.	—	—	3,984	—	—	3,984
Exercise of Warrant	71,428		81	—	—	81
Stock-based compensation expense	—	—	17,613	—	—	17,613
Balance at December 31, 2006	95,990,148	96	756,568	1,145	(705,269)	52,540
Net loss	—	—	—	—	(86,381)	(86, 381)
Change in unrealized gains on available-for-sale securities	—	—	—	542	—	542
Change in cumulative translation adjustment	—	—	—	(1,188)	—	(1,188)
Comprehensive loss						(87,027)
Issuance of common stock under stock plans	1,754,584	2	14,508	—	—	14,510
Issuance of common stock, net of offering costs	7,000,000	7	71,883	—	—	71,890
Stock-based compensation expense	—	—	20,168	—	—	20,168
Balance at December 31, 2007	104,744,732	105	863,127	499	(791,650)	72,081
Net loss	—	—	—	—	(162,854)	(162,854)
Change in unrealized gains on available-for-sale securities	—	—	—	(499)	—	(499)
Comprehensive loss						(163,353)
Issuance of common stock under stock plans	1,586,451	1	7,951	—	—	7,952
Issuance of warrants to Deerfield	—	—	3,438	—	—	3,438
Stock-based compensation expense	—	—	22,907	—	—	22,907
Balance at December 31, 2008	106,331,183	$106	$897,423	$ —	$(954,504)	$ (56,975)

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$(162,854)	$ (86,381)	$(101,492)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	13,227	11,130	16,090
Loss attributed to noncontrolling interest	(12,716)	(24,641)	(21,697)
Stock-based compensation expense	22,907	20,168	17,613
Amortization of intangibles	—	202	820
Gain on sale of plant trait business and Artemis Pharmaceuticals	(4,570)	(36,936)	—
Other	946	951	772
Changes in assets and liabilities:			
Other receivables	201	17,698	(15,090)
Prepaid expenses and other current assets	(1,562)	(2,965)	(645)
Other assets	(2,775)	(175)	644
Accounts payable and other accrued expenses	6,963	23,658	12,164
Other long-term liabilities	(2,304)	4,433	6,015
Deferred revenue	132,780	4,119	39,467
Net cash used in operating activities	(9,757)	(68,739)	(45,339)
Cash flows from investing activities:			
Purchases of investments held by Symphony Evolution, Inc.	(707)	(2,280)	(42,338)
Proceeds on sale of investments held by Symphony Evolution, Inc.	16,939	26,433	21,290
Purchases of property and equipment	(15,132)	(17,399)	(11,610)
Proceeds from sale of equipment	—	—	10
Proceeds on sale of plant trait business	9,000	18,000	—
Proceeds on sale of Artemis Pharmaceuticals, net	—	17,309	—
Decrease in restricted cash and investments	3,223	2,396	3,048
Proceeds on sale of marketable securities	58,818	—	—
Proceeds from maturities of marketable securities	51,181	156,339	99,641
Purchases of marketable securities	(1,954)	(203,817)	(91,742)
Net cash provided (used) in investing activities	121,368	(3,019)	(21,701)
Cash flows from financing activities:			
Proceeds from the issuance of common stock, net of offering costs	—	71,890	90,482
Proceeds from exercise of stock options and warrants	310	8,301	3,275
Proceeds from employee stock purchase plan	4,154	3,567	2,783
Payments on capital lease obligations	—	—	(98)
Proceeds from notes payable and bank obligations	13,619	12,632	14,791
Principal payments on notes payable and bank obligations	(17,453)	(12,142)	(41,889)
Proceeds from purchase of noncontrolling interest by preferred shareholders in Symphony Evolution, Inc., net of fees	—	—	40,000
Net cash provided by financing activities	630	84,248	109,344
Effect of foreign exchange rates on cash and cash equivalents	—	(402)	(263)
Net increase in cash and cash equivalents	112,241	12,088	42,041
Cash and cash equivalents, at beginning of year	135,457	123,369	81,328
Cash and cash equivalents, at end of year	$ 247,698	$ 135,457	$ 123,369
Supplemental cash flow disclosure:			
Cash paid for interest	$ 355	$ 597	$ 2,634
Warrants issued in conjunction with the Symphony Evolution, Inc. financing	—	—	3,984
Warrants issued in conjunction with Deerfield financing agreement	3,438	—	—

The accompany notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Exelixis, Inc. ("Exelixis," "we," "our" or "us") is committed to developing innovative therapies for cancer and other serious diseases. Through our drug discovery and development activities, we are building a portfolio of novel compounds that we believe have the potential to be high-quality, differentiated pharmaceutical products. Our most advanced pharmaceutical programs focus on drug discovery and development of small molecule drugs for cancer.

Basis of Consolidation

The consolidated financial statements include the accounts of Exelixis and our wholly owned subsidiaries as well as one variable interest entity, Symphony Evolution, Inc., for which we are the primary beneficiary as defined by Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"). All significant intercompany balances and transactions have been eliminated. We have determined that Artemis Pharmaceuticals GmbH, our German subsidiary, was an operating segment. Selected segment information is provided in Note 2 of the Notes to the Consolidated Financial Statements.

In 2006, Exelixis adopted a 52- or 53-week fiscal year that ends on the Friday closest to December 31st. Fiscal year 2006, a 52-week year, ended on December 29, 2006, fiscal year 2007, a 52-week year, ended on December 28, 2007, fiscal year 2008, a 53-week year, ended on January 2, 2009, and fiscal year 2009, a 52-week year, will end on January 1, 2010. For convenience, references in this report as of and for the fiscal years ended December 29, 2006, December 28, 2007, and January 2, 2009 are indicated on a calendar year basis, ending December 31, 2006, 2007 and 2008, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Investments

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We invest in high-grade, short-term commercial paper and money market funds, which are subject to minimal credit and market risk.

Investments held by Symphony Evolution, Inc. consist of investments in money market funds. As of December 31, 2008 and 2007, we had investments held by Symphony Evolution, Inc. of $14.7 million and $30.9 million, respectively.

All marketable securities are classified as available-for-sale and are carried at fair value. We view our available-for-sale portfolio as available for use in current operations. Accordingly, we have classified certain investments as short-term marketable securities, even though the stated maturity date may be one year or more beyond the current balance sheet date. Available-for-sale securities are stated at fair value based upon quoted market prices of the securities. We have classified certain investments as cash and cash equivalents or marketable securities that collateralize loan balances, however they are not restricted to withdrawal. Unrealized gains and losses on available-for-sale investments are reported as a separate component of stockholders' equity. Realized gains and losses, net, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

The following summarizes available-for-sale securities included in cash and cash equivalents and restricted cash and investments as of December 31, 2008 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$270,147	$—	$—	$270,147
Total	$270,147	$—	$—	$270,147

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As reported:				
Cash equivalents	$266,132	$—	$—	$266,132
Restricted cash and investments	4,015	—	—	4,015
Total	$270,147	$—	$—	$270,147

As of December 31, 2008, we did not have any short-term or long-term marketable securities.

The following summarizes available-for-sale securities included in cash and cash equivalents, short-term and long-term marketable securities and restricted cash and investments as of December 31, 2007 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$ 79,360	$—	$—	$ 79,360
Commercial paper	68,816	21	(12)	68,825
Corporate bonds	68,614	471	(12)	69,073
U.S. Government agency securities	51,977	32	(1)	52,008
Total	$268,767	$524	$(25)	$269,266

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As reported:				
Cash equivalents	$136,124	$ 16	$(12)	$136,128
Marketable securities	104,658	508	(13)	105,153
Long-term marketable securities	20,747	—	—	20,747
Restricted cash and investments	7,238	—	—	7,238
Total	$268,767	$524	$(25)	$269,266

As of December 31, 2008, there were no unrealized gains and losses on investments. During 2008, we recognized gross gains and losses of $0.4 million and $0.1 million, respectively, on sales of our investments.

Fair Value Measurements

As of January 1, 2008, we adopted FASB Statement of Financing Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 established a framework for measuring fair value in GAAP and clarified the definition of fair value within that framework. SFAS 157 does not require any new fair value measurements in GAAP. SFAS 157 introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be utilized for financial reporting purposes. The fair value of our financial instruments reflect the amounts that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1 – quoted prices in active markets for identical assets and liabilities.

Level 2 – observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – unobservable inputs.

The adoption of SFAS 157 did not have a material effect on our financial condition and results of operations, but SFAS 157 introduced new disclosures about how we value certain assets and liabilities. Much of the disclosure requirement is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. Our financial instruments are valued using quoted prices in active markets or based upon other observable inputs. The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2007 and 2008, respectively (in thousands):

As of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Money market funds	$270,147	$—	$—	$270,147
Investments held by Symphony Evolution, Inc.	14,703	—	—	14,703
Total	$284,850	$—	$—	$284,850

As of December 31, 2007:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 79,360	$189,906	$—	$269,266
Investments held by Symphony	30,935	—	—	30,935
Total	$110,295	$189,906	$—	$300,201

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Equipment and furniture	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of lease life or 7 years

Repairs and maintenance costs are charged to expense as incurred.

Intangible Assets

Goodwill amounts have been recorded as the excess purchase price over tangible assets, liabilities and intangible assets acquired based on their estimated fair value, by applying the purchase method. Under GAAP, we evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. When evaluating goodwill for impairment we must determine the reporting units that exist within Exelixis. We determined that our reporting units are consistent with our operating segments. We have allocated goodwill to our reporting units based on the relative fair value of the reporting units. We also evaluate other intangible assets for impairment when impairment indicators are identified.

Other intangible assets have been amortized using the straight-line method over the following estimated useful lives:

Developed technology	5 years
Patents/core technology	15 years
Assembled workforce	2 years

Long-lived Assets

The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Long-lived assets include property and equipment and identified intangible assets.

Fair Value of Financial Instruments

Our cash equivalents and marketable securities are carried at fair value. We have estimated the fair value of our long-term debt instruments using the net present value of the payments discounted at an interest rate that is consistent with our current borrowing rate for similar long-term debt. We have outstanding balances associated with our $85.0 million convertible loan with GlaxoSmithKline and our equipment lines of credit of $32.4 million as of December 31, 2008. These items are described in further detail in Note 9 of the Notes to the Consolidated Financial Statements. We estimated the fair value of our convertible loan with GlaxoSmithKline to be $77.1 million and $73.4 million as of December 31, 2008 and 2007, respectively. We estimated the fair value of our equipment lines of credit to be $30.4 million and $30.6 million as of December 31, 2008 and 2007, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable and investments in marketable securities. Cash equivalents and marketable securities consist of money market funds, taxable commercial paper, corporate bonds with high credit quality and U.S. government agency obligations. Investments held by Symphony Evolution, Inc. consist of investments in money market funds. All cash and cash equivalents, marketable securities and investments held by Symphony Evolution, Inc. are maintained with financial institutions that management believes are creditworthy. Other receivables are typically unsecured and are concentrated in the pharmaceutical and biotechnology industries. Accordingly, we may be exposed to credit risk generally associated with pharmaceutical and biotechnology companies. We have incurred no bad debt expense since inception.

The following table sets forth revenues recognized under our collaboration agreements that exceed 10% of total revenues during the years ending December 31, 2008, 2007 and 2006:

Collaborator	2008	2007	2006
Bristol-Myers Squibb	46%	35%	22%
GlaxoSmithKline	37%	24%	28%
Genentech	17%	16%	6%
Daiichi-Sankyo	0%	10%	15%
Wyeth	0%	2%	14%

Revenue Recognition

License, research commitment and other non-refundable payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the period of continuing involvement, generally the research term specified in the agreement. Contract research revenues are recognized as services are performed pursuant to the terms of the agreements. Any amounts received in advance of performance are recorded as deferred revenue. Payments are not refundable if research is not successful.

We enter into corporate collaborations under which we may obtain up-front license fees, research funding, and contingent milestone payments and royalties. We evaluate whether the delivered elements under these arrangements have value to our collaboration partner on a stand-alone basis and whether objective and reliable evidence of fair value of the undelivered item exists. Deliverables that do not meet these criteria are not evaluated separately for the purpose of revenue recognition. For a combined unit of accounting, non-refundable up-front fees and milestones are recognized in a manner consistent with the final deliverable, which is generally ratably over the research period.

Milestone payments are non-refundable and recognized as revenues over the period of the research arrangement. This typically results in a portion of the milestone being recognized at the date the milestone is achieved, which portion is equal to the applicable percentage of the research term that has elapsed at the date the milestone is achieved, and the balance being recognized over the remaining research term of the agreement. In certain situations, we may receive milestone payments after the end of our period of continued involvement. In such circumstances, we would recognize 100% of the milestone revenue when the milestone is achieved.

Collaborative agreement reimbursement revenue is recorded as earned based on the performance requirements under the respective contracts. For arrangements in which we and our collaborative partner are active participants in the agreement and for which both parties are exposed to significant risks and rewards depending on the commercial success of the activity, we present payments between the parties on a net basis. On an annual basis, to the extent that net research and development funding payments are received, Exelixis will record the net cash inflow as revenue. In annual periods when the net research and development funding payments result in a payable, these amounts are presented as collaboration cost-sharing expense.

Revenues from chemistry collaborations are generally recognized upon the delivery of accepted compounds.

Research and Development Expenses

Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaborative agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on our behalf.

Substantial portions of our preclinical studies and all of our clinical trials have been performed by third-party contract research organizations ("CROs") and other vendors. We accrue expenses for preclinical studies performed by our vendors based on certain estimates over the term of the service period and adjust our estimates as required. We accrue costs for clinical trial activities performed by CROs based upon the estimated amount of work completed on each study. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled, the number of active clinical sites, and the duration for which the patients will be enrolled in the study. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with CROs and review of contractual terms. We base our estimates on the best information available at the time. However, additional information may become available to us which will allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain, such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period first known.

Net Loss Per Share

Basic and diluted net loss per share are computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common stock because their effect is antidilutive. Potential common stock consists of incremental common shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of our convertible loans.

The following table sets forth potential shares of common stock that are not included in the computation of diluted net loss per share because to do so would be antidilutive for the years ended December 31:

	2008	2007	2006
Options to purchase common stock	24,141,186	20,718,661	17,210,626
Conversion of loans	32,133,864	11,315,160	10,769,781
Warrants	2,500,000	1,500,000	1,500,000
	58,775,050	33,533,821	29,480,407

Foreign Currency Translation

Exelixis' former subsidiary located in Germany operated using the local currency as the functional currency. Accordingly, all assets and liabilities of this subsidiary were translated using exchange rates in effect at the end of the period, and revenues and expenses were translated using average exchange rates for the period. The resulting translation adjustments were presented as a separate component of accumulated other comprehensive income. In November 2007, we sold 80.1% of our subsidiary located in Germany and as a result we removed from accumulated other comprehensive income the cumulative translation adjustment of $1.0 million and reported this as part of the gain on the sale of the subsidiary in 2007.

Stock-Based Compensation

We account for stock based compensation under Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R"). Stock-based compensation expense for all stock-based compensation awards is based on the grant date fair value estimated using the Black-Scholes option pricing model. We have limited historical information available to support the underlying estimates of certain assumptions required to value stock options. Because there is a market for options on our common stock, we have considered implied volatilities as well as our historical realized volatilities when developing an estimate of expected volatility. The expected option term also has a significant effect on the value of the option. The longer the term, the more time the option holder has to allow the stock price to increase without a cash investment and thus, the more valuable the option. However, empirical data shows that employees, for a variety of reasons, typically do not wait until the end of the contractual term of a nontransferable option to exercise. Accordingly, companies are required to estimate the expected term of the option for input to an option-pricing model. We estimate the term using historical data and peer data. We recognize compensation expense on a straight-line basis over the requisite service period. We have elected to use the simplified method to calculate the beginning pool of excess tax benefits as described in FASB FSP 123(R)-3.

We have employee and director stock option plans that are more fully described in Note 11 of the Notes to the Consolidated Financial Statements.

Comprehensive Loss

Comprehensive loss represents net loss plus the results of certain stockholders' equity changes, which are comprised of unrealized gains and losses on available-for-sale securities and cumulative translation adjustments, not reflected in the consolidated statement of operations.

Comprehensive loss is as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Net loss	$(162,854)	$(86,381)	$(101,492)
(Decrease)/increase in net unrealized gains on available-for-sale securities	(185)	514	331
Reclassification for unrealized losses/(gains) on marketable securities recognized in earnings	(314)	28	74
Decrease in cumulative translation adjustment	—	(162)	(233)
Reclassification adjustment for the cumulative translation adjustment upon the sale of Artemis Pharmaceuticals	—	(1,026)	—
Comprehensive loss	$(163,353)	$(87,027)	$(101,320)

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,		
	2008	2007	2006
Unrealized gains (losses) on available-for-sale securities	$—	$499	$ (44)
Cumulative translation adjustment	—	—	1,189
Accumulated other comprehensive income	$—	$499	$1,145

Recent Accounting Pronouncements

In December 2007, the FASB issued EITF Issue No. 07-1, *"Accounting for Collaborative Arrangements"* ("EITF 07-1"). EITF 07-1 defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent."* Income statement classification of payments made between participants of a collaborative arrangement are to be based on other applicable authoritative accounting literature. If the payments are not within the scope or analogy of other authoritative accounting literature, a reasonable, rational and consistent accounting policy is to be elected. EITF 07-1 is to be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The Company does not anticipate that the adoption of this statement will have a material impact on its financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2009. Under current accounting standards, we do not allocate losses to the noncontrolling interest in SEI such that the carrying value of the noncontrolling interest is reduced below zero. Under SFAS 160, we could allocate losses to the noncontrolling interest in SEI such that the noncontrolling interest could have a negative carrying value.

NOTE 2. DISPOSITIONS

Sale of Plant Trait Business

On September 4, 2007, we entered into an asset purchase and license agreement, or APA, with Agrigenetics, Inc., a wholly-owned subsidiary of The Dow Chemical Company, or Agrigenetics. Under the terms of the APA, we sold to Agrigenetics a major portion of our assets used for crop trait discovery, including a facility, and granted to Agrigenetics licenses to certain other related assets and intellectual property. As consideration for these assets and licenses, Agrigenetics paid us $18.0 million upon execution and $4.5 million in September 2008, for an aggregate of $22.5 million. Under the APA, we have agreed to indemnify Agrigenetics and its affiliates up to a specified amount if they incur damages due to any infringement or alleged infringement of certain patents.

Concurrently with the execution of the APA, we also entered into a contract research agreement, or the CRA, with Agrigenetics. Agrigenetics has agreed to pay us up to $24.7 million in research and development funding over the term of the CRA. The research funding will cover employee costs, facilities expenses and capital expenditures. After September 4, 2007, the closing date for the transaction, the research and development funding to be received over the term of the CRA will be recognized as a reduction to expenses incurred by us in connection with our performance under the CRA. In order for us to perform our obligations under the CRA, we are leasing at no cost the facility that Agrigenetics acquired under the APA. In addition to the $22.5 million consideration above, in September 2008, we received $4.5 million from Agrigenetics as contingent consideration upon development of a designated additional asset. We recognized this payment as additional gain on the sale of the business. We are also entitled to receive additional payments of up to $9.0 million from Agrigenetics if we achieve the development of up to two designated assets during the term of the CRA. If development of either of the designated assets is completed, the related payment will be treated as additional proceeds from the sale of our plant trait business.

The term of the CRA is five years, unless earlier terminated. Agrigenetics may terminate the CRA if we fail to complete the development of any of the three designated assets within our respective specified research periods or if we fail to cure a material breach within specified time periods. Following our development and transfer to Agrigenetics of the second designated asset, either party may terminate the CRA upon expiration of a specified notice period. In the event that the CRA is terminated prior to the end of the term, we will receive less than the maximum amount of research and development funding described above.

The transaction was accounted for as a sale of our plant trait business and we initially recognized a gain of $18.8 million, net of $0.2 million in transaction costs. The gain primarily consists of a purchase price of $22.5 million, less a net book value of $0.3 million of property and equipment, $2.1 million of intangible assets (acquired patents) and the derecognition of $1.4 million of goodwill. We allocated goodwill to the disposed business based on the relative fair value of our plant trait business to Exelixis (excluding the value of the Artemis Pharmaceuticals reporting unit) on September 4, 2007, the closing date for the transaction.

Artemis Pharmaceuticals

On November 20, 2007 (the "Taconic Closing Date"), we entered into a share sale and transfer agreement with Taconic Farms, Inc., or Taconic, pursuant to which Taconic acquired from Exelixis, for $19.8 million in cash, 80.1% of the outstanding share capital in our wholly-owned subsidiary, Artemis, located in Cologne, Germany. Artemis' activities are directed toward providing transgenic mouse generation services, tools and related licenses to the industrial and academic community. In December 2008, we recognized an additional $70,000 purchase price adjustment resulting in additional gain on the 2007 sale of Artemis.

We also entered into a Shareholders' Agreement and amended articles of association that govern the relationship between Exelixis and Taconic as shareholders of Artemis, particularly with respect to matters of corporate governance and the transfer of their respective ownership interests. The Shareholders' Agreement provides that we may require Taconic to purchase our remaining 19.9% interest in Artemis (the "Minority Interest") between 2010 and 2015 or in the event of a change in control of Taconic, and that Taconic may require us to sell our Minority Interest to Taconic between 2013 and 2015 or in the event of a change in control of Exelixis, in each case subject to certain conditions set forth in the shareholders' agreement. The amended articles of association provide for the establishment of a shareholders' committee, in which we participate based on our 19.9% ownership, to assist in the management of Artemis.

The sale of 80.1% of Artemis was accounted for as a sale of a business. We recognized a gain of $18.1 million, net of $1.6 million in transaction costs. The gain primarily consists of cash received of $19.8 million, plus $2.5 million relating to the elimination of the cumulative foreign currency translation adjustment and the elimination of net liabilities, less $0.3 million of intangible assets (acquired patents) and derecognition of $2.3 million of goodwill. In December 2008, we received a final purchase price adjustment of approximately $0.1 million which we recognized as additional gain on sale. As we believe we have significant influence over the operations of Artemis through our rights under the Shareholders' Agreement and the amended articles of association, we will account for our remaining 19.9% equity interest in Artemis under the equity method of accounting. We will subsequently adjust our investment balance to recognize our share of future Artemis earnings or losses after the Taconic Closing Date. As of December 31, 2008, the carrying value of our investment in Artemis was approximately $151,000 and we recognized approximately $121,000 in annual income as a result of our 19.9% equity interest.

Artemis' revenues and net income (loss) after the effect of all intercompany eliminations are as follows (in thousands):

	For the Year Ended December 31		
	2008	2007(1)	2006
Revenues	$—	$11,234	$ 7,920
Net income (loss)	$—	$ 1,210	$(1,036)

(1) The revenues and net income for the year ended December 31, 2007 only include revenues through November 20, 2007, the Closing Date.

NOTE 3. RESEARCH AND COLLABORATION AGREEMENTS

Bristol-Myers Squibb

2008 Cancer Collaboration

In December 2008, we entered into a worldwide collaboration with Bristol-Myers Squibb on two of our novel cancer programs: one associated with XL184 and the other associated with XL281. Upon effectiveness of the agreement in December 2008, Bristol-Myers Squibb paid us an upfront cash payment of $195.0 million for the development and commercialization rights to both programs. Bristol-Myers Squibb is also required to make additional license payments of $45.0 million in 2009.

We and Bristol-Myers Squibb have agreed to co-develop XL184, which may include a backup program for XL184. The companies will share worldwide (except for Japan) development costs for XL184. We are responsible for 35% of such costs and Bristol-Myers Squibb is responsible for 65% of such costs, except that we are responsible for funding the initial $100.0 million of combined costs and have the option to defer payments for development costs above certain thresholds. In return, we will share 50% of the commercial profits and losses (including pre-launch commercialization expenses) in the United States and have the option to co-promote XL184 in the United States. We have the right to defer payment for certain early commercialization and other related costs above certain thresholds. We are eligible to receive sales performance milestones of up to $150.0 million and double-digit royalties on sales on XL184 outside the United States. The clinical development of XL184 is directed by a joint committee. It is anticipated that we will conduct certain clinical development activities for XL184. We may opt out of the co-development for XL184, in which case we would instead be eligible to receive development and regulatory milestones of up to $295.0 million, double-digit royalties on XL184 product sales worldwide and sales performance milestones. Our co-development and co-promotion rights may be terminated in the event that we have "cash reserves" below $80.0 million and we are unable to increase such cash reserves to $80.0 million or more within 90 days, in which case we would receive development and regulatory milestones, sales milestones and double-digit royalties, instead of sharing product profits on XL184 in the United States. "Cash reserves" includes our total cash, cash equivalents and investments (excluding any restricted cash), plus the amount then available for borrowing by us under the Facility Agreement with the Deerfield Entities, as the same may be amended from time to time, and any other similar financing arrangements. Our co-promotion rights on XL184 in the United States, and possibly our right to share product profits on XL184, may be terminated in the event we undergo certain change of control transactions. Bristol-Myers Squibb may, upon certain prior notice to us, terminate the agreement as to products containing XL184 or XL281. In the event of such termination election, Bristol-Myers Squibb's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize such products.

Bristol-Myers Squibb received an exclusive worldwide license to develop and commercialize XL281. We will carry out certain clinical trials of XL281 which may include a backup program on XL281. Bristol-Myers Squibb is responsible for funding all future development on XL281, including our activities. We are eligible for development and regulatory milestones of up to $315.0 million on XL281, sales performance milestones of up to $150.0 million and double-digit royalties on worldwide sales of XL281.

2007 Cancer Collaboration

In December 2006, we entered into a worldwide collaboration with Bristol-Myers Squibb, which became effective in January 2007, to discover, develop and commercialize novel targeted therapies for the treatment of cancer. We are responsible for discovery and preclinical development of small molecule drug candidates directed against mutually selected targets. In January 2007, Bristol-Myers Squibb made an upfront payment of $60.0 million to us for which we granted Bristol-Myers Squibb the right to select up to three IND candidates from six future Exelixis compounds. We are recognizing the upfront payment as revenue over the estimated four-year research term.

For each IND candidate selected, we are entitled to receive a $20.0 million selection milestone from Bristol-Myers Squibb. Once selected, Bristol-Myers Squibb will lead the further development and commercialization of the selected IND candidates. In addition, we have the right to opt in to co-promote the selected IND candidates, in which case we will equally share all development costs and profits in the United States. If we opt-in, we will be responsible for 35% of all development costs related to clinical trials intended to support regulatory approval in both the United States and the rest of the world (except for Japan), with the remaining 65% to be paid by Bristol-Myers Squibb. We have the right to defer payment for certain development costs above certain thresholds. If we do not opt in to co-promote the selected IND candidates, we would be entitled to receive milestones and royalties in lieu of profits from sales in the United States. Outside of the United States, Bristol-Myers Squibb will have primary responsibility for development activities and we will be entitled to receive royalties on product sales. After exercising its co-development option, Bristol-Myers Squibb may, upon notice to us, terminate the agreement as to any product containing or comprising the selected candidate. In the event of such termination election, Bristol-Myers Squibb's license relating to such product would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize certain collaboration compounds that were discovered.

In January 2008 and November 2008, Bristol-Myers Squibb exercised its option under the collaboration to develop and commercialize XL139 and XL413, respectively. Under the terms of the collaboration agreement, the selection of XL139 and XL413 by Bristol-Myers Squibb entitled us to a milestone payment of $20.0 million each, which we received in February 2008 and December 2008, respectively. In addition, we exercised our option under the collaboration agreement to co-develop and co-commercialize each of XL139 and XL413 in the United States. Bristol-Myers Squibb is leading all global activities with respect to XL139 and XL413. The parties will co-develop and co-commercialize each of XL139 and XL413 in the United States and expect to, subject to exercising our co-promotion option, share those profits 50/50. The parties will share U.S. commercialization expenses 50/50 and we will be responsible for 35% of global (except for Japan) development costs, with the remaining 65% to be paid by Bristol-Myers Squibb. We have the right to defer payment for certain development costs above certain thresholds. We will be entitled to receive double-digit royalties on product sales outside of the United States.

LXR Collaboration

In December 2005, we entered into a collaboration agreement with Bristol-Myers Squibb for the discovery, development and commercialization of novel therapies targeted against LXR, a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic disorders. This agreement became effective in January 2006, at which time we granted Bristol-Myers Squibb an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate LXR. During the research term, we expect to jointly identify drug candidates with Bristol-Myers Squibb that are ready for IND-enabling studies. After the selection of a drug candidate for further clinical development by Bristol-Myers Squibb, Bristol-Myers Squibb has agreed to be solely responsible for further preclinical development as well as clinical development, regulatory, manufacturing and sales/marketing activities for the selected drug candidate. After Bristol-Myers Squibb's selection, except in certain termination scenarios described below, we would not have rights to reacquire the selected drug candidate.

Under the collaboration agreement, Bristol-Myers Squibb paid us a nonrefundable upfront payment in the amount of $17.5 million and was obligated to provide research and development funding of $10.0 million per year for an initial research period of two years. In September 2007, the collaboration was extended at Bristol-Myers Squibb's request through January 12, 2009, and in November 2008, the collaboration was extended at Bristol-Myers Squibb's request through January 12, 2010. The upfront payment and the research and development funding will be recognized as revenue over the research period.

Under the collaboration agreement, Bristol-Myers Squibb is required to pay us development and regulatory milestones of up to $140.0 million per product for up to two products from the collaboration. In addition, we are also entitled to receive sales milestones and royalties on sales of any products commercialized under the collaboration. In connection with the extension of the collaboration through January 2009, Bristol-Myers Squibb paid us additional research funding of approximately $7.7 million, and in connection with the extension of the collaboration through January 2010, Bristol-Myers Squibb is obligated to pay us additional research funding totaling approximately $5.8 million, which is payable in quarterly installments over the additional research term. Bristol-Myers Squibb has the option to terminate the collaboration agreement at any time after January 2008, in which case Bristol-Myers Squibb's payment obligations would cease, its license relating to compounds that modulate LXR would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Bristol-Myers Squibb to research, develop and commercialize certain collaboration compounds that were discovered under the collaboration agreement. In December 2007, we received $5.0 million for achieving a development milestone.

2001 Cancer Collaboration

In July 2001, we entered into a cancer collaboration agreement with Bristol-Myers Squibb. Under the terms of the collaboration, Bristol-Myers Squibb paid us a $5.0 million upfront license fee and agreed to provide us with $3.0 million per year in research funding for a minimum of three years. In December 2003, the cancer collaboration was extended until January 2007, at which time Bristol-Myers Squibb elected to continue the collaboration until July 2009. The goal of the extension was to increase the total number and degree of validation of cancer targets that we will deliver to Bristol-Myers Squibb. Each company will maintain the option to obtain exclusive worldwide rights to equal numbers of validated targets arising from the collaboration. Under the terms of the extended collaboration, Bristol-Myers Squibb provided us with an upfront payment and agreed to provide increased annual research funding and milestones on certain cancer targets arising from the collaboration that progress through specified stages of validation. We will also be entitled to receive milestones on compounds in the event of successful clinical and regulatory events and royalties on commercialized products.

Genentech

MEK Collaboration

In December 2006, we entered into a worldwide co-development agreement with Genentech for the development and commercialization of XL518, a small-molecule inhibitor of MEK. Genentech paid upfront and milestone payments of $25.0 million in December 2006 and $15.0 million in January 2007 upon signing of the co-development agreement and with the submission of an IND for XL518. We expect to recognize the upfront and milestone payments as revenue over the estimated research term of three years. We initiated a phase 1 clinical trial of XL518 in the first quarter of 2007, and enrollment in this trial is ongoing.

Under the terms of the co-development agreement, we are responsible for developing XL518 through the end of a phase 1 clinical trial, and Genentech has the option to co-develop XL518, which Genentech may exercise after receipt of certain phase 1 data from us. In March 2008, Genentech exercised its option, triggering a payment to us of $3.0 million, which we received in April 2008. We will continue to be responsible for the phase 1 clinical trial until the point that a maximum tolerated dose, or MTD, is determined. After MTD is achieved, we will be required grant to Genentech an exclusive worldwide revenue-bearing license to XL518 and Genentech will be responsible for completing the phase 1 clinical trial and subsequent clinical development. We reached the MTD for XL518 in early 2009 and expect to transfer the compound to Genentech in March 2009. Another $7.0 million is due to us when a phase 2 program is initiated by Genentech. Genentech will be responsible for all further development costs of XL518 and we will share equally in the U.S. commercialization costs. On an annual basis, we are entitled to an initial equal share of U.S. profits and losses, which will decrease as sales increase, and we are also entitled to royalties on non-U.S. sales. We also have the option to co-promote in the United States. Genentech has the right to terminate the agreement without cause at any time. If Genentech terminates the co-development agreement without cause, all licenses that were granted to Genentech under the agreement terminate and revert to us. Additionally, we would receive, subject to certain conditions, licenses from Genentech to research, develop and commercialize reverted product candidates.

Cancer Collaboration

In May 2005, we established a collaboration agreement with Genentech to discover and develop therapeutics for the treatment of cancer, inflammatory diseases, and tissue growth and repair. Under the terms of the collaboration agreement, we granted to Genentech a license to certain intellectual property. Genentech paid us a nonrefundable upfront license payment and was obligated to provide research and development funding over the three-year research term, totaling $16.0 million. The upfront license payment and the research and development funding are being recognized as revenue over the research term.

Under the collaboration agreement, Genentech has primary responsibility in the field of cancer for research and development activities as well as rights for commercialization of any products. In the fields of inflammatory disease and in the fields of tissue growth and repair, we initially have primary responsibility for research activities. In May 2008, the research term under the collaboration expired, at which time we had the option to elect to share a portion of the costs and profits associated with the development, manufacturing and commercialization of products in one of the fields. In June 2008, we elected to share a portion of the costs and profits associated with the development, manufacturing and commercialization of a therapeutic to treat tissue growth and repair. For all products under the collaboration agreement that were not elected as cost or profit sharing products, we may receive milestone and royalty payments.

Daiichi Sankyo Company Limited

In March 2006, Exelixis and Daiichi Sankyo Company Limited entered into a collaboration agreement for the discovery, development and commercialization of novel therapies targeted against Mineralocorticoid Receptor ("MR"), a nuclear hormone receptor implicated in a variety of cardiovascular and metabolic diseases. Under the terms of the agreement, we granted to Daiichi-Sankyo an exclusive, worldwide license to certain intellectual property primarily relating to compounds that modulate MR. Daiichi-Sankyo is responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds and we do not have rights to reacquire such compounds, except as described below.

Daiichi-Sankyo paid us a nonrefundable upfront payment in the amount of $20.0 million and is obligated to provide research and development funding of $3.8 million over a 15-month research term through June 2007. The upfront payment and research and development funding will be recognized as revenue over the initial 15-month research term, which commenced on April 1, 2006. In June 2007, our collaboration agreement with Daiichi-Sankyo was amended to extend the research term by six months over which Daiichi-Sankyo was required to provide $1.5 million in research and development funding. In November 2007, the parties decided not to further extend the research term. For each product from the collaboration, we are also entitled to receive payments upon attainment of pre-specified development, regulatory and commercialization milestones. In addition, we are also entitled to receive royalties on any sales of certain products commercialized under the collaboration. Daiichi-Sankyo may terminate the agreement upon 90 days' written notice in which case Daiichi-Sankyo's payment obligations would cease, its license relating to compounds that modulate MR would terminate and revert to us, and we would receive, subject to certain terms and conditions, licenses from Daiichi-Sankyo to research, develop and commercialize compounds that were discovered under the agreement.

Wyeth

In December 2005, Exelixis and Wyeth Pharmaceuticals, a division of Wyeth, entered into a license agreement related to compounds targeting Farnesoid X Receptor ("FXR"), a nuclear hormone receptor implicated in a variety of metabolic and liver disorders. Under the terms of the agreement, we granted to Wyeth an exclusive, worldwide license with respect to certain intellectual property primarily relating to compounds that modulate FXR. Wyeth paid us a nonrefundable upfront payment in the amount of $10.0 million and we received $4.5 million in November 2006 for achieving a development milestone. In November 2007, Wyeth paid us $2.5 million for achieving a second development milestone. Wyeth is obligated to pay additional development and commercialization milestones of up to $140.5 million as well as royalties on sales of any products commercialized by Wyeth under the agreement. Substantially all the upfront and November 2006 milestone payments were recognized as revenue in 2006. In addition, the November 2007 milestone payment was recognized as revenue when the development milestone was achieved. Wyeth will be responsible for all further preclinical and clinical development, regulatory, manufacturing and commercialization activities for the compounds. Subject to certain terms and conditions, Wyeth has the option to terminate the license agreement.

Helsinn Healthcare

In June 2005, Exelixis and Helsinn Healthcare S.A. ("Helsinn") entered into a license agreement for the development and commercialization of XL119 (becatecarin). Helsinn paid us a nonrefundable upfront payment in the amount of $4.0 million and was obligated to pay development and commercialization milestones, as well as royalties on worldwide sales. The upfront payment was recognized as revenue during 2005. Helsinn assumed all costs incurred for the ongoing multi-national phase 3 clinical trial for XL119 after the execution of the license agreement.

In May 2006, we supplied Helsinn with certain clinical trial materials in order for Helsinn to maintain enrollment in the phase 3 clinical trial for XL119. Helsinn's acceptance of the clinical trial materials triggered a $4.0 million milestone payment, which was received and recognized as revenue in June 2006. In November 2006, Helsinn discontinued the XL119 phase 3 clinical trial program.

GlaxoSmithKline

In October 2002, we established a collaboration with GlaxoSmithKline to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. The collaboration involved three agreements: (1) a product development and commercialization agreement (2) a stock purchase and stock issuance agreement; and (3) a loan and security agreement. During the term of the collaboration, we received $65.0 million in upfront and milestone payments, $85.0 million in research and development funding and loans in the principal amount of $85.0 million. In connection with the collaboration, GlaxoSmithKline purchased a total of three million shares of our common stock.

In October 2008, the development term under the collaboration concluded as scheduled. Under the terms of the collaboration, GlaxoSmithKline had the right to select up to two of the compounds in the collaboration for further development and commercialization. GlaxoSmithKline selected XL880 and had the right to choose one additional compound from a pool of compounds, which consisted of XL184, XL281, XL228, XL820 and XL844 as of the end of the development term. For periods prior to the quarter ended June 30, 2008, revenues from upfront payments, premiums paid on equity purchases and milestones had been recognized assuming that the development term would be extended through the longest contractual period of October 27, 2010. However, as a result of the development term concluding on the earliest scheduled end date, the remaining deferred revenues was recognized through October 27, 2008. The change in the estimated development term increased our total revenues by $18.5 million for the period ended December 31, 2008.

In July 2008, we achieved proof-of-concept for XL184 and submitted the corresponding data report to GlaxoSmithKline. GlaxoSmithKline notified us in writing that it decided not to select XL184 for further development and commercialization and that it waived its right to select XL281, XL228, XL820 and XL844 for further development and commercialization. As a result, Exelixis retained the rights to develop, commercialize, and/or license all of the compounds, subject to payment to GSK of a 3% royalty on net sales of any product incorporating XL184. As described under " – Bristol-Myers Squibb – 2008 Cancer Collaboration," in December 2008, we entered into a worldwide collaboration with Bristol-Myers Squibb for XL184 and XL281. We discontinued development of XL820 and XL844 in December 2008.

The $85.0 million loan we received from GlaxoSmithKline bears interest at a rate of 4.0% per annum and is secured by certain intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest under the loan becomes due in three annual installments, beginning on October 27, 2009. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of our common stock at fair market value, subject to certain conditions. As of December 31, 2008, the aggregate principal and interest outstanding under the loan was $102.2 million.

NOTE 4. SYMPHONY EVOLUTION

On June 9, 2005 (the "Symphony Closing Date"), we entered into a series of related agreements providing for the financing of the clinical development of XL784, XL647 and XL999 (the "Programs"). Pursuant to the agreements, Symphony Evolution, Inc. ("SEI") invested $80.0 million to fund the clinical development of these Programs and we have licensed to SEI our intellectual property rights related to these Programs. SEI is a wholly owned subsidiary of Symphony Evolution Holdings LLC ("Holdings"), which provided $40.0 million in funding to SEI at closing, and an additional $40.0 million in June 2006. We continue to be primarily responsible for the development of the Programs in accordance with specified development plans and related development budgets.

In accordance with FIN 46R, we have determined that SEI is a variable interest entity for which we are the primary beneficiary. As a result, we will include the financial condition and results of operations of SEI in our consolidated financial statements. Accordingly, we have deducted the losses attributable to the noncontrolling interest in SEI from our net loss in the consolidated statement of operations and we have also reduced the noncontrolling interest holders' ownership interest in SEI in the consolidated balance sheet by SEI's losses. The noncontrolling interest holders' ownership in the consolidated balance sheet was $0.7 million as of December 31, 2008. Prior to 2009, under the old standards, we would not allocate losses to the noncontrolling interest in SEI such that the carrying value of the noncontrolling interest would be reduced below zero. However, with the adoption of Statement of Financial Accounting Standards No 160 "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" or SFAS 160 in fiscal year 2009, we could allocate losses to the noncontrolling interest in SEI such that the noncontrolling interest could have a negative carrying value. We expect to see the impact of this new standard to result in a negative carrying value by the end of the first quarter, 2009. For the years ended December 31, 2008, 2007 and 2006, the losses attributed to the noncontrolling interest holders were $12.7 million, $24.6 million and $21.7 million, respectively. We also reduced the noncontrolling interest holders' ownership interest in SEI in the consolidated balance sheet by: (i) a $3.0 million structuring fee that we incurred in connection with the closing of the SEI transaction, (ii) a $2.8 million value assigned to the warrants that were issued to Holdings upon closing, and (iii) a $4.0 million value assigned to the warrants that were issued to Holdings in June 2006.

Pursuant to the agreements, we have received an exclusive purchase option (the "Purchase Option") that gives us the right to acquire all of the equity of SEI, thereby allowing us to reacquire all of the Programs. The Purchase Option was amended in December 2006 to allow us, at our election, to pay up to 100% of the purchase option exercise price in shares of our common stock. Under the original terms of the purchase option, we were only entitled to pay up to 33% of the purchase option exercise price in shares. This Purchase Option is exercisable at any time, until the earlier of June 9, 2009 or the 90th day after the date that SEI provides us with financial statements showing cash and cash equivalents of less than $5.0 million at an exercise price equal to the sum of: (i) the total amount of capital invested in SEI by Holdings and (ii) an amount equal to 25% per year on such funded capital (with respect to the initial funded capital, compounded from the Symphony Closing Date and, with respect to the second draw amount, compounded from the second draw date). The Purchase Option exercise price may be paid in cash, our common stock or in a combination of cash and our common stock, at our sole discretion.

Pursuant to the agreements, we issued to Holdings a five-year warrant to purchase 750,000 shares of our common stock at $8.90 per share in June 2005. We issued an additional five-year warrant to purchase 750,000 shares of our common stock at $8.90 per share in connection with the additional $40.0 million in funding in June 2006. In addition, if the Purchase Option expires unexercised at June 9, 2009, or on the 90th day after SEI provides us with financial statements showing cash and cash equivalents of less than $5.0 million, we are obligated to issue to Holdings an additional warrant to purchase 500,000 shares of our common stock at a price per share equal to 125% of the market price of our common stock at the time of expiration of the Purchase Option, with a five-year term. The warrants issued upon closing were assigned a value of $2.8 million and the warrants issued in June 2006 were assigned a value of $4.0 million in accordance with the Black-Scholes option valuation methodology and we recorded these values as a reduction to the noncontrolling interest in SEI. Pursuant to the agreements, we have no further obligation beyond the items described above and we have no obligation to the creditors of SEI as a result of our involvement with SEI.

In 2007, we discontinued the development of XL999 and completed the phase 2 trial for XL784; the phase 2 clinical development program for XL647 is ongoing. We are in discussions with SEI regarding the future clinical development of XL647 and XL784 and related funding. We do not intend to further develop XL647 or XL784 on our own or invest any further Exelixis resources in the development of these compounds. In light of the foregoing, in the absence of a partner, we do not anticipate using our own funds or common stock to exercise the Purchase Option.

NOTE 5. DEERFIELD CREDIT FACILITY

On June 4, 2008, we entered into a Facility Agreement with Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited (collectively, the "Deerfield Entities"), pursuant to which the Deerfield Entities agreed to loan to us up to $150.0 million. We may draw down on the loan facility in $15.0 million increments through December 4, 2009, with any amounts drawn being due on June 4, 2013. We are under no obligation to draw down on the loan facility and at any time prior to any draw downs, we may terminate the loan facility without penalty. Pursuant to the Facility Agreement, we paid the Deerfield Entities a one time transaction fee of $3.8 million, or 2.5% of the loan facility. In addition, we are obligated to pay an annual commitment fee of $3.4 million, or 2.25% of the loan facility, that is payable quarterly and will be recognized as interest expense as incurred. Any outstanding balances under the loan facility will accrue interest at a rate of 6.75% per annum compounded annually and can be repaid at any time with shares of our common stock, subject to certain restrictions, or in cash. If our cash and cash equivalents and marketable securities on the last day of any calendar quarter are less than $75.0 million, then we would be in default under the Facility Agreement with the Deerfield Entities, and the Deerfield Entities would have the right, among other remedies, to cancel our right to request disbursements and declare immediately due and payable any amounts accrued or payable under the Facility Agreement.

Pursuant to the Facility Agreement, we issued six-year warrants to the Deerfield Entities to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $7.40 per share. In addition, upon drawing on the loan facility, we must issue additional warrants as follows: (a) for each disbursement, warrants to purchase an aggregate of 800,000 shares of our common stock at an exercise price equal to 120% of the average of the Volume Weighted Average Price (as defined in the Facility Agreement) of our common stock for each of the 15 trading days beginning with the trading day following receipt by the Deerfield Entities of a disbursement request and (b) for each of the first through fifth disbursements, warrants to purchase an aggregate of an additional 400,000 shares of our common stock at an exercise price equal of $7.40 per share. If we were to draw the entire loan facility, we would be required to grant warrants to purchase an aggregate of 11,000,000 shares of our common stock.

Warrants issued upon signing of the Facility Agreement were assigned a value of $3.4 million using the Black-Scholes option pricing model. The related assumptions were as follows: risk-free interest rate of 3.41%, expected life of six years, volatility of 62% and expected dividend yield of 0%. The value of the warrants and the one time transaction fee of $3.8 million have been included as deferred charges under "Other assets" on the accompanying consolidated balance sheet and will be expensed as interest expense over the five year term of the loan facility.

As of December 31, 2008, we had not drawn down under the Facility Agreement.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31, 2008	December 31, 2007
Laboratory equipment	$ 71,914	$ 66,974
Computer equipment and software	24,420	21,027
Furniture and fixtures	6,564	4,577
Leasehold improvements	26,162	22,593
Construction-in-progress	926	2,357
	129,986	117,528
Less accumulated depreciation and amortization	(93,739)	(82,864)
	$ 36,247	$ 34,664

For the years ended December 31, 2008, 2007 and 2006, we recorded depreciation expense of $13.6 million, $13.7 million and $15.3 million, respectively.

NOTE 7. GOODWILL AND OTHER ACQUIRED INTANGIBLES

Our annual goodwill impairment test date is performed at the beginning of the fourth quarter of every year. Following this approach, we monitor asset-carrying values as of October 1 and on an interim basis if events or changes in circumstances occur we assess whether there is a potential impairment and complete the measurement of impairment, if required. To date, our annual impairment tests have not resulted in impairment of recorded goodwill.

As part of our business disposals in 2007, we sold the technology, patents and core technology related to these businesses. As a result, at December 31, 2008 and 2007 we had no recorded intangible assets, apart from goodwill.

NOTE 8: RESTRUCTURING CHARGE

In November 2008, we implemented a restructuring plan that resulted in a reduction in force of 78 employees, or approximately 10% of our workforce. We anticipate that the actions associated with the restructuring plan will be completed during the first quarter of 2009.

In connection with the restructuring plan, we recorded a charge of approximately $2.9 million during the year ended December 31, 2008 in accordance with Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This charge consisted primarily of severance, health care benefits and legal and outplacement services fees. The current balance of the liability is included in Other Accrued Expenses on the balance sheet and the components are summarized in the following table (in thousands):

	Employee Severance and Other Benefits	Legal and Other Fees	Total
Restructuring Charges Accrued	$ 2,784	$106	$ 2,890
Cash Payments	(1,152)	(55)	(1,207)
Adjustments/Non-Cash Credits	56	—	56
December 31, 2008 Balance	$ 1,688	$ 51	$ 1,739

NOTE 9. DEBT

Our debt consists of the following (in thousands):

	December 31, 2008	December 31, 2007
GlaxoSmithKline convertible loans	$ 85,000	$ 85,000
Bank equipment lines of credit	32,680	36,514
	117,680	121,514
Less: current portion	(42,961)	(15,767)
Long-term debt	$ 74,719	$105,747

Under the loan and security agreement executed in connection with the GlaxoSmithKline collaboration, GlaxoSmithKline provided a loan facility of up to $85.0 million for use in our efforts under the collaboration. We borrowed $25.0 million under that agreement in December 2002, an additional $30.0 million in December 2003 and the remaining $30.0 million in 2004. All loan amounts bear interest at a rate of 4.0% per annum and are secured by the intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest becomes due in three annual installments, beginning on October 27, 2009. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of Exelixis' common stock at fair market value, subject to certain conditions. This loan facility also contains financial covenants pursuant to which our "working capital" (the amount by which our current assets exceed our current liabilities as defined by the agreement, which excludes restricted cash and deferred revenue, but includes amounts available for borrowing under the Facility Agreement with the Deerfield Entities described in Note 5 of the Notes to the Consolidated Financial Statements) must not be less than $25.0 million and our "cash and investments" (total cash, cash equivalents and investments as defined by the agreement, which excludes restricted cash) must not be less than $50.0 million. As of December 31, 2008, we were in compliance with these covenants.

In May 2002, we entered into a loan and security agreement with a bank for an equipment line of credit of up to $16.0 million with a draw down period of one year. Each draw on the line of credit has a payment term of 48 months and bears interest at the bank's published prime rate. We extended the draw down period on the line-of-credit for an additional year in June 2003 and increased the principal amount of the line of credit from $16.0 million to $19.0 million in September 2003. This equipment line of credit was fully drawn as of December 31, 2004 and was fully paid off as of December 31, 2007.

In December 2004, we entered into a loan modification agreement to the loan and security agreement originally entered into in May 2002. The terms associated with the original $16.0 million line of credit under the May 2002 agreement were not modified. The loan modification agreement provided for an additional equipment line of credit in the amount of up to $20.0 million with a draw down period of one year. Pursuant to the terms of the modified agreement, we were required to make interest only payments through February 2006 at an annual rate of 0.70% on all outstanding advances. Beginning in March 2006, we are required to make 48 equal monthly installment payments of principal plus accrued interest, at an annual rate of 0.70%. The loan facility is secured by a non-interest bearing certificate of deposit account with the bank, in an amount equal to at least 100% of the outstanding obligations under the line of credit. As of December 31, 2008, the collateral balance was $5.9 million, and we recorded this amount in the accompanying consolidated balance sheet as cash and cash equivalents and long-term marketable securities as the deposit account is not restricted as to withdrawal. This equipment line of credit was fully drawn as of December 31, 2006. The outstanding obligation under the line of credit as of December 31, 2008 and 2007 was $5.5 million and $10.9 million, respectively.

In December 2006, we entered into a second loan modification agreement to the loan and security agreement originally entered into in May 2002. The terms associated with the original line of credit under the May 2002 agreement and December 2004 loan modification agreement were not modified. The December 2006 loan modification agreement provided for an additional equipment line of credit in the amount of up to $25.0 million with a draw down period of approximately one year. Each advance must be repaid in 48 equal, monthly installments of principal, plus accrued interest, at an annual rate of 0.85% fixed and is subject to a prepayment penalty of 1.0%. The loan facility is secured by a non-interest bearing certificate of deposit account with the bank, in an amount equal to at least 100% of the outstanding obligations under the line of credit. This equipment line of credit was fully drawn as of December 31, 2008. The collateral balance of $15.7 million was recorded in the accompanying consolidated balance sheet as cash and cash equivalents and marketable securities as the deposit account is not restricted as to withdrawal. The outstanding obligation under the line of credit as of December 31, 2008 and 2007 was $15.2 million and $21.9 million, respectively.

In December 2007, we entered into a third loan modification agreement to the loan and security agreement originally entered into in May 2002. The terms associated with the original line of credit under the May 2002 agreement and the subsequent loan modifications were not modified. The December 2007 loan modification agreement provides for an additional equipment line of credit in the amount of up to $30.0 million with a draw down period of approximately 2 years. Each advance must be repaid in 48 equal, monthly installments of principal, plus accrued interest, at an annual rate of 0.75% fixed. The loan facility requires security in the form of a non-interest bearing certificate of deposit account with the bank, in an amount equal to at least 100% of the outstanding obligations under the line of credit. In June 2008, we drew down $13.6 million under this agreement. The collateral balance of $11.9 million was recorded in the accompanying consolidated balance sheet as cash and cash equivalents and marketable securities as the deposit account is not restricted as to withdrawal. The outstanding obligation under the line of credit as of December 31, 2008 and 2007 was $11.7 million and zero, respectively.

In December 2003, we entered into a credit agreement with a bank for an equipment line of credit of up to $15.0 million with a draw down period of one year. During the draw down period, we made interest only payments on outstanding balances. At the end of the draw down period, the outstanding balance converted to a 48-month term loan. The outstanding principal balance bears interest at LIBOR plus 0.625%. This equipment line of credit had been fully drawn as of December 31, 2004. Of the $15.0 million draw down, $1.6 million was in the form of an irrevocable stand by letter of credit. This letter of credit is in lieu of a security deposit for one of our South San Francisco facilities. Pursuant to the terms of the line of credit, we are required to maintain a securities account at the bank equal to at least 100% of the outstanding principal balance. As of December 31, 2008, the collateral balance was $0.3 million, and we recorded this amount in the balance sheet as restricted cash and investments as the securities are restricted as to withdrawal. The outstanding obligation under the line of credit as of December 31, 2008 and 2007 was $0.3 million and $3.6 million, respectively.

Aggregate future principal payments of our total long-term debt as of December 31, 2008 are as follows (in thousands):

Year Ending December 31,	
2009	$ 42,961
2010	38,017
2011	35,265
2012	1,437
2013	—
	117,680
Less current portion	(42,961)
	$ 74,719

NOTE 10. COMMON STOCK AND WARRANTS

Stock Repurchase Agreements

In October 2006, we completed a public offering of 11.5 million shares of our common stock under an effective registration statement, at a price of $8.40 per share, for gross proceeds of $96.6 million. We received approximately $90.5 million in net proceeds after deducting underwriting fees of $5.8 million and offering expenses of approximately $0.3 million.

In September 2007, we completed a public offering of seven million shares of our common stock pursuant to an immediately effective automatic shelf registration statement filed with the SEC in September 2007. We received approximately $71.9 million in net proceeds from the offering after deducting offering expenses of approximately $0.2 million.

Warrants

We have granted warrants to purchase shares of capital stock to SEI in connection with our financing transaction.

In addition, in June 2008 pursuant to the Facility Agreement, we issued six-year warrants to the Deerfield Entities pursuant to the Facility Agreement as described in Note 5 "Deerfield Credit Facility".

At December 31, 2008, the following warrants to purchase common stock were outstanding and exercisable:

Date Issued	Exercise Price per Share	Expiration Date	Number of Shares
June 9, 2005	$8.90	June 9, 2010	750,000
June 9, 2006	$8.90	June 9, 2011	750,000
June 4, 2008	$7.40	June 4, 2014	1,000,000
			2,500,000

NOTE 11. EMPLOYEE BENEFIT PLANS

Stock Option Plans

We have several stock option plans under which we have granted incentive stock options and non-qualified stock options to employees, directors and consultants. The Board of Directors or a designated Committee of the Board is responsible for administration of our employee stock option plans and determines the term, exercise price and vesting terms of each option. In general, our options have a four-year vesting term, an exercise price equal to the fair market value on the date of grant, and a ten year life from the date of grant (five years for incentive stock options granted to holders of more than 10% of Exelixis' voting stock).

On December 9, 2005, Exelixis' Board of Directors adopted a Change in Control and Severance Benefit Plan (the "Plan") for executives and certain non-executives. Eligible Plan participants includes Exelixis employees with the title of vice president and higher. If a participant's employment with Exelixis is terminated without cause during a period commencing one month before and ending thirteen months following a change in control, then the Plan participant is entitled to have the vesting of all of his stock options accelerated with the exercise period being extended to no more than one year. Effective December 23, 2008, we amended and restated the Plan to bring it into compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

Stock Purchase Plan

In January 2000, we adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows for qualified employees (as defined in the ESPP) to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each six month purchase period. Compensation expense related to our ESPP was $1.3 million, $1.3 million and $0.9 million for 2008, 2007 and 2006, respectively. As of December 31, 2008, we had 27,934 shares available for grant under our ESPP. We issued 1,054,808 shares, 411,121 shares, and 376,544 shares of common stock during 2008, 2007, and 2006, respectively, pursuant to the ESPP at an average price per share of $3.94, $8.68, and $7.42, respectively.

Stock-Based Compensation

Under SFAS 123R, we recognized stock-based compensation at a fair value in our consolidated statements of operations. We recognize compensation expense on a straight-line basis over the requisite service period, net of estimated. Employee stock-based compensation expense under SFAS 123R was allocated as follows (in thousands):

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Research and development expense	$14,845	$11,547	$11,170
General and administrative expense	8,054	7,306	6,278
Total employee stock-based compensation expense	$22,899	$18,853	$17,448

We use the Black-Scholes option pricing model to value our stock options. The expected life computation is based on historical exercise patterns and post-vesting termination behavior. We considered implied volatility as well as our historical volatility in developing our estimate of expected volatility. The fair value of employee share-based payments awards was estimated using the following assumptions and weighted average fair values:

	Stock Options		
	2008	2007	2006
Weighted average grant-date fair value	$ 3.95	$ 5.26	$ 5.26
Risk-free interest rate	2.57%	4.36%	4.42%
Dividend yield	0%	0%	0%
Volatility	63%	59%	64%
Expected life	5.2 years	4.9 years	4.7 years

	ESPP		
	2008	2007	2006
Weighted average grant-date fair value	$ 2.78	$ 3.29	$ 2.72
Risk-free interest rate	2.61%	4.49%	4.69%
Dividend yield	0%	0%	0%
Volatility	57%	53%	53%
Expected life	6 months	6 months	6 months

A summary of all option activity was as follows for the following fiscal years ended December 31:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2005	13,157,431	$10.73		
Granted	5,441,225	9.40		
Exercised	(426,221)	7.46		
Cancelled	(961,809)	11.73		
Options outstanding at December 31, 2006	17,210,626	$10.34		
Granted	5,667,880	9.69		
Exercised	(1,087,031)	7.64		
Cancelled	(1,072,814)	10.01		
Options outstanding at December 31, 2007	20,718,661	$10.32		
Granted	5,199,068	7.08		
Exercised	(50,201)	5.98		
Cancelled	(1,726,342)	10.01		
Options outstanding at December 31, 2008	24,141,186	$ 9.67	6.6 years	$530,449
Exercisable at December 31, 2008	14,986,417	$10.53	5.6 years	$ 69,531

At December 31, 2008, a total of 16,001,971 shares were available for grant under our stock option plans.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between our closing stock price on the last trading day of fiscal 2008 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. Total intrinsic value of options exercised was $0.1 million, $3.4 million and $1.3 million for 2008, 2007 and 2006, respectively. Total fair value of employee options vested and expensed in 2008, 2007 and 2006 was $21.4 million, $17.5 million and $16.5 million, respectively. In addition, we recognized stock-based compensation expense of $0.1 million, $1.3 million and $0.2 million relating to nonemployees in 2008, 2007 and 2006, respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Outstanding and Exercisable	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Exercisable	Weighted Average Exercise Price
$0.40 - $ 6.27	2,683,436	8.45	$ 5.25	592,240	$ 5.98
$6.32 - $ 7.97	2,734,901	5.47	7.21	2,242,263	7.22
$7.98 - $ 8.74	2,872,470	7.86	8.64	1,067,677	8.49
$8.80 - $ 8.92	3,186,829	6.53	8.90	2,664,273	8.90
$8.99 - $ 9.00	3,298,646	7.50	9.00	1,705,228	9.00
$9.01 - $ 9.42	2,730,979	6.61	9.40	2,031,917	9.41
$9.50 - $ 10.05	2,430,524	7.71	9.79	1,149,857	9.70
$10.09 - $ 15.75	2,504,893	5.10	12.16	1,834,454	12.51
$15.85 - $ 45.00	1,678,508	2.31	21.32	1,678,508	21.32
$47.00	20,000	1.56	47.00	20,000	47.00
	24,141,186	6.60	$ 9.67	14,986,417	$10.53

We had 10.9 million stock options exercisable with a weighted average exercise price of $11.11 at December 31, 2007 and 9.2 million stock options exercisable with a weighted average exercise price of $11.35 at December 31, 2006.

As of December 31, 2008, $35.8 million of total unrecognized compensation expense related to stock options is expected to be recognized over a weighted-average period of 2.6 years. Cash received from option exercises and purchases under the ESPP in 2008 and 2007 was $4.5 million and $11.8 million respectively.

Stock Bonus

We granted 298,539, 180,555 and 143,128 fully vested shares of common stock during 2008, 2007, and 2006, respectively, pursuant to the 2000 Equity Incentive Plan and recorded expense of $2.4 million, $1.8 million and $1.5 million, respectively.

401(k) Retirement Plan

We sponsor a 401(k) Retirement Plan whereby eligible employees may elect to contribute up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) Retirement Plan permits Exelixis to make matching contributions on behalf of all participants. Beginning in 2002, we matched 50% of the first 4% of participant contributions into the 401(k) Retirement Plan in the form of Exelixis common stock. We recorded expense of $1.1 million, $0.8 million and $0.6 million related to the stock match for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 12. INCOME TAXES

We have incurred net losses since inception and, consequently, we have not recorded any U.S. federal or state income taxes. We have recorded no income tax provision for the years ended December 31, 2008 and 2007.

Our net loss includes the following components (in thousands):

	Year Ending December 31,		
	2008	2007	2006
Domestic	$(162,854)	$(87,980)	$(102,136)
Foreign	—	1,599	644
Total	$(162,854)	$(86,381)	$(101,492)

A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying consolidated statement of operations is as follows (in thousands):

	Year Ending December 31,		
	2008	2007	2006
U.S. federal taxes (benefit) at statutory rate	$(54,228)	$(29,369)	$(34,507)
Unutilized net operating losses	50,319	26,109	32,296
Stock based compensation	3,692	3,165	2,717
Other	217	95	(506)
Total	$ —	$ —	$ —

Our deferred tax assets and liabilities consist of the following (in thousands):

	December 31,	
	2008	2007
Deferred tax assets:		
Net operating loss carryforwards	$ 292,581	$ 244,670
Tax credit carryforwards	64,514	59,110
Capitalized research and development costs	4,137	5,290
Deferred revenue	17,429	12,920
Accruals and reserves not currently deductible	6,988	2,460
Book over tax depreciation	5,583	2,240
Amortization of deferred stock compensation – non-qualified	12,352	7,870
Total deferred tax assets	403,584	334,560
Valuation allowance	(403,584)	(334,540)
Net deferred tax assets	—	20
Deferred tax liabilities:		
Other identified intangible assets	—	(20)
Net deferred taxes	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $69.0 million, $39.3 million, and $45.4 million during 2008, 2007 and 2006, respectively.

In addition, approximately $51.3 million of the valuation allowance was attributable to acquisition-related items that if and when realized in future periods, will first reduce the carrying value of goodwill, then other long-lived intangible assets of our acquired subsidiaries and then income tax expense.

At December 31, 2008, we had federal net operating loss carryforwards of approximately $768.0 million, which expire in the years 2009 through 2028 and federal research and development tax credits of approximately $73.0 million which expire in the years 2010 through 2028. We also had net operating loss carryforwards for California of approximately $543.0 million, which expire in the years 2010 through 2028 and California research and development tax credits of approximately $28.0 million which have no expiration.

Under the Internal Revenue Code and similar state provisions, certain substantial changes in our ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. The annual limitation may result in the expiration of net operating losses and credit carryforwards before utilization.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by us on January 1, 2007.

We had $26.6 million of unrecognized tax benefits as of January 1, 2008. The following table summarizes the activity related to our unrecognized tax benefits for the year ending December 31, 2008 (in thousands):

	Year Ending December 31, 2008
Balance at January 1, 2007	$20,282
Increase relating to prior year provision	6,363
Ending Balance at December 31, 2007	$26,645
Decrease relating to prior year provision	(2,642)
Increase relating to current year provision	6,439
Ending Balance at December 31, 2008	$30,442

All of our deferred tax assets are subject to a valuation allowance. Further, there were no accrued interest or penalties related to tax contingencies. Any tax-related interest and penalties would be included in income tax expense in the consolidated statements of operations. We do not anticipate that the amount of unrecognized tax benefits existing as of December 31, 2008 will significantly decrease over the next 12 months. Because of our net operating loss position, all federal and state income tax returns from 1995 forward are subject to tax authority examination.

NOTE 13. COMMITMENTS

Leases

We lease office and research space and certain equipment under operating leases that expire at various dates through the year 2018. Certain operating leases contain renewal provisions and require us to pay other expenses. In 2007, we entered into a new lease agreement to lease an additional 71,746 square feet in South San Francisco,

California that commenced in May 2008 and expires in 2015, with one three-year option to extend the term prior to expiration. Under the terms of this lease, we have the right to rent all of the remaining 57,775 rentable square feet of the building. This expansion right expires on December 31, 2009. If we exercise our right to lease the entire building, we will have the option to extend the lease for an additional ten years. Aggregate future minimum lease payments under operating leases are as follows (in thousands):

Year Ending December 31,	Operating Leases
2009	$ 19,615
2010	18,859
2011	19,009
2012	19,377
2013	19,116
Thereafter	67,003
	$162,979

The following is a summary of aggregate future minimum lease payments under operating leases at December 31, 2008 by material operating lease agreements (in thousands):

	Original Term (Expiration)	Renewal Option	Future Minimum Lease Payment
Building Lease #1	May 2017	2 additional periods of 5 years	$ 91,692
Building Lease #2	July 2018	1 additional period of 5 years	40,915
Building Lease #3	May 2015	1 additional period of 3 years	28,958
Other Building Leases			1,414
Total			$162,979

Rent expense under operating leases was $18.7 million, $16.7 million and $16.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Letter of Credit and Restricted Cash

We entered into two standby letters of credit in May 2007 with a bank for a combined value of $0.9 million, which is related to our workers compensation insurance policy. As of December 31, 2008, the full amount of the letters of credit was still available. As part of a purchasing card program with a bank we initiated during 2007, we were required to provide collateral in the form of a non-interest bearing certificate of deposit. The collateral as of December 31, 2008 and 2007 was $2.3 million and $1.1 million, respectively, and we recorded these amounts in the accompanying consolidated balance sheet as restricted cash and investments as the securities are restricted as to withdrawal.

Licensing Agreements

We have entered into several licensing agreements with various universities and institutions under which we obtained exclusive rights to certain patent, patent applications and other technology. Aggregate minimum future payments pursuant to these agreements are as follows (in thousands):

Year Ending December 31,	
2009	$488
2010	150
Thereafter	—
	$638

In addition to the payments summarized above, we are required to make royalty payments based upon a percentage of net sales of any products or services developed from certain of the licensed technologies and milestone payments upon the occurrence of certain events as defined by the related agreements. No milestone payments have been paid during 2008, 2007 or 2006.

Indemnification Agreements

Related to the sale of our plant trait business we have agreed to indemnify the purchaser and its affiliates up to a specified amount if they incur damages due to any infringement or alleged infringement of certain patents. We have certain collaboration licensing agreements, which contain standard indemnification clauses. Such clauses typically indemnify the customer or vendor for an adverse judgment in a lawsuit in the event of our misuse or negligence. We consider the likelihood of an adverse judgment related to an indemnification agreement to be remote. Furthermore, in the event of an adverse judgment, any losses under such an adverse judgment may be substantially offset by corporate insurance.

NOTE 14. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize the unaudited quarterly financial data for the last two fiscal years (in thousands, except per share data):

	2008 Quarter Ended			
	March 31,	June 30,	September 30,(1)	December 31,(2)
Total revenues	$ 27,944	$ 30,412	$ 29,932	$ 29,571
Loss from operations	(46,720)	(48,685)	(44,605)	(39,303)
Net loss	(41,274)	(45,124)	(38,506)	(37,950)
Basic and diluted net loss per share	$ (0.39)	$ (0.43)	$ (0.36)	$ (0.36)

	2007 Quarter Ended			
	March 31,	June 30,	September 30,(1)	December 31,(3)
Total revenues	$ 28,136	$ 29,259	$ 26,825	$ 29,250
Loss from operations	(33,357)	(38,302)	(42,626)	(42,762)
Net loss	(24,201)	(28,562)	(13,696)	(19,922)
Basic and diluted net loss per share	$ (0.25)	$ (0.29)	$ (0.14)	$ (0.19)

---

(1) In September 2007, we sold our plant trait business to Agrigenetics, and, as a result, we recognized a gain of \$18.8 million in total other income. In September 2008, we received an additional \$4.5 million as contingent consideration upon development of a designated additional asset, which we recognized as additional gain in other income.

(2) In November 2008, we implemented a restructuring plan that resulted in a reduction in force of 78 employees and recorded a charge of approximately \$2.9 million.

(3) In November 2007, we sold 80.1% of our German subsidiary, Artemis Pharmaceuticals, and, as a result, we recognized a gain of \$18.1 million in total other income. In addition, the quarter ended December 31, 2007, we recorded a change in estimate of \$2.6 million to reduce our accrued clinical trial liabilities and research and development expenses related to our XL784 clinical trial.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Based on the evaluation of our disclosure controls and procedures (as defined under Rules 13a-15(e) or 15d-15(e)) under the Securities Exchange Act of 1934, as amended) required by Rules 13a-15(b) or 15d-15(b) under the Securities Exchange Act of 1934, as amended, our Chief Executive Officer and our Chief Financial Officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting. Management of Exelixis, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The company's internal control over financial reporting is a process designed under the supervision of the company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the company's 2008 fiscal year, management conducted an assessment of the effectiveness of the company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the company's internal control over financial reporting as of December 31, 2008 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on our financial statements.

The independent registered public accounting firm, Ernst & Young LLP has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Exelixis, Inc.

We have audited Exelixis, Inc.'s internal control over financial reporting as of January 2, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Exelixis, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Exelixis, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 2, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Exelixis, Inc. as of January 2, 2009 and December 28, 2007, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three fiscal years in the period ended January 2, 2009, of Exelixis, Inc. and our report dated March 4, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
March 4, 2009

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item, other than with respect to our Code of Ethics, is incorporated by reference to Exelixis' Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended January 2, 2009.

Code of Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct and Ethics is posted on our website at www.exelixis.com under the caption "Investors."

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of the Nasdaq Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to Exelixis' Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended January 2, 2009.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item, other than with respect to Equity Compensation Plan Information, is incorporated by reference to Exelixis' Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended January 2, 2009.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2008 with respect to all of Exelixis' equity compensation plans in effect as of December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
2000 Equity Incentive Plan[1]	23,168,619	$ 9.62	12,811,726
2000 Non-Employee Directors' Stock Option Plan[2]	770,000	10.78	2,843,906
2000 Employee Stock Purchase Plan[3]	—	—	27,934
1994 Employee, Director and Consultant Stock Option Plan & 1997 Equity Incentive Plan[4]	198,167	10.43	—
1997 Agritope Stock Award Plan[5]	4,400	16.87	—
Equity compensation plans not approved by stockholders:			
401(k) Retirement Plan[6]	—	—	689,468
Total	24,141,186	$ 9.67	16,373,034

All of the above equity compensation plans, other than our 401(k) Retirement Plan, were adopted with the approval of our security holders.

1 In January 2000, we adopted the 2000 Equity Incentive Plan (the "2000 Plan") to replace the 1997 Plan (described below in note 4). A total of 3.0 million shares of Exelixis common stock were initially authorized for issuance under the 2000 Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: (i) 5% of our outstanding shares on a fully-diluted basis and (ii) that number of shares subject to stock awards granted under the 2000 Plan during the prior 12-month period; provided, however, that the share increases shall not exceed 30.0 million shares in the aggregate. The Board of Directors may, however, provide for a lesser number at any time prior to the calculation date.

2 In January 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Director Plan"). The Director Plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors. A total of 0.5 million shares of our common stock were initially authorized for issuance under the Director Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: (i) 0.75% of our outstanding shares on a fully-diluted basis and (ii) that number of shares subject to options granted under the Director Plan during the prior 12-month period. The Board of Directors may, however, provide for a lesser number at any time prior to the calculation date.

3 In January 2000, we adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP was amended in April 2005 to increase the total number of shares issuable under the plan. The ESPP allows for qualified employees (as defined in the ESPP) to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each purchase period. A total of 0.3 million shares of common stock were initially authorized for issuance under the ESPP. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: (i) 0.75% of our outstanding shares

on a fully-diluted basis and (ii) that number of shares subject to stock awards granted under the plan during the prior 12-month period; provided, however, that the share increases shall not exceed 3.4 million shares in the aggregate. However, the board may provide for a lesser number at any time prior to the calculation date.

[4] In January 1995, we adopted the 1994 Employee, Director and Consultant Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for the issuance of incentive stock options, non-qualified stock options and stock purchase rights to key employees, directors, consultants and members of the Scientific Advisory Board. In September 1997, we adopted the 1997 Equity Incentive Plan (the "1997 Plan"). The 1997 Plan amends and supersedes the 1994 Plan. The 1997 Plan was replaced by the 2000 Plan. No further options will be issued under any of the predecessor plans to the 2000 Plan.

[5] In November 1997, Agritope adopted the 1997 Stock Award Plan (the "Agritope Plan"). The Agritope Plan provides for the issuance of incentive stock options and non-qualified stock options to key Agritope employees, directors, consultants and members of its Scientific Advisory Board.

[6] We sponsor a 401(k) Retirement Plan whereby eligible employees may elect to contribute up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) Retirement Plan permits Exelixis to make matching contributions on behalf of all participants. Beginning in 2002, we match 50% of the first 4% of participant contributions into the 401(k) Retirement Plan in the form of Exelixis common stock.

In connection with the acquisition of Agritope in December 2000, we assumed all the options granted and outstanding to former directors, consultants and employees of Agritope under the Agritope Plan. Each outstanding Agritope stock option was converted into the right to purchase the number of shares of our common stock as determined using the applicable exchange ratio of 0.35. All other terms and conditions of the Agritope stock options did not change and such options will operate in accordance with their terms.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to Exelixis' Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended January 2, 2009.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated by reference to Exelixis' Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended January 2, 2009.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are being filed as part of this report:

(1) The following financial statements and the Reports of Independent Registered Public Accounting Firm are included in Part II, Item 8:

(2) All financial statement schedules are omitted because the information is inapplicable or presented in the Notes to Consolidated Financial Statements.

(3) The items listed on the Index to Exhibits on pages 109 through 115 are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on March 10, 2009.

EXELIXIS, INC.

By: /s/ GEORGE A. SCANGOS, PH.D.

George A. Scangos, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints **GEORGE A. SCANGOS, JAMES B. BUCHER** and **FRANK KARBE**, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ GEORGE A. SCANGOS **George A. Scangos, Ph.D.**	Director, President and Chief Executive Officer (Principal Executive Officer)	March 10, 2009
/s/ FRANK KARBE **Frank Karbe**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2009
/s/ STELIOS PAPADOPOULOS **Stelios Papadopoulos, Ph.D.**	Chairman of the Board	March 10, 2009
/s/ CHARLES COHEN **Charles Cohen, Ph.D.**	Director	March 10, 2009
/s/ CARL B. FELDBAUM **Carl B. Feldbaum, Esq.**	Director	March 10, 2009
/s/ ALAN M. GARBER **Alan M. Garber, M.D., Ph.D.**	Director	March 10, 2009
/s/ VINCENT MARCHESI **Vincent Marchesi, M.D., Ph.D.**	Director	March 10, 2009

Signatures	Title	Date
/s/ FRANK MCCORMICK **Frank McCormick, Ph.D.**	Director	March 10, 2009
/s/ GEORGE POSTE **George Poste, D.V.M., Ph.D.**	Director	March 10, 2009
/s/ LANCE WILLSEY **Lance Willsey, M.D.**	Director	March 10, 2009
/s/ JACK L. WYSZOMIERSKI **Jack L. Wyszomierski**	Director	March 10, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated September 27, 2004, by and among Exelixis, Inc., XBO Acquisition Corp., and X-Ceptor Therapeutics, Inc.(1)
2.2*	Asset Purchase and License Agreement, dated as of September 4, 2007, by and among Agrigenetics, Inc., Mycogen Corporation, Exelixis Plant Sciences, Inc., Agrinomics, LLC and Exelixis, Inc.(27)
2.3*	Share Sale and Transfer Agreement, dated November 20, 2007, by and between Taconic Farms, Inc. and Exelixis, Inc.(33)
3.1	Amended and Restated Certificate of Incorporation of Exelixis, Inc.(2)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Exelixis, Inc.(3)
3.3	Amended and Restated Bylaws of Exelixis, Inc.(29)
4.1	Specimen Common Stock Certificate.(2)
4.2	Form of Warrant, dated June 9, 2005, to purchase 750,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC.(5)
4.3	Form of Warrant, dated June 13, 2006, to purchase 750,000 shares of Exelixis, Inc. common stock in favor of Symphony Evolution Holdings LLC.(6)
4.4*	Warrant Purchase Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC.(5)
4.5*	Form Warrant to Purchase Common Stock of Exelixis, Inc. issued or issuable to Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited(32)
4.6	Fourth Amended and Restated Registration Rights Agreement, dated February 26, 1999, among Exelixis, Inc. and certain Stockholders of Exelixis, Inc.(2)
4.7	Registration Rights Agreement, dated October 18, 2004, by and among Exelixis, Inc., X-Ceptor Therapeutics, Inc., and certain holders of capital stock of X-Ceptor Therapeutics, Inc. listed in Annex I thereto.(7)
4.8	Registration Rights Agreement, dated October 18, 2004, by and among Exelixis, Inc., X-Ceptor Therapeutics, Inc., and certain holders of capital stock of X-Ceptor Therapeutics, Inc. listed in Annex I thereto.(7)
4.9*	Registration Rights Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution Holdings LLC.(5)
4.10	Registration Rights Agreement between Exelixis, Inc. and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited dated June 4, 2008.(32)
10.1	Form of Indemnity Agreement.(2)
10.2†	1994 Employee, Director and Consultant Stock Plan.(2)
10.3†	1997 Equity Incentive Plan.(2)
10.4†	2000 Equity Incentive Plan.(25)
10.5†	2000 Non-Employee Directors' Stock Option Plan.(33)

Exhibit Number	Description
10.6†	2000 Employee Stock Purchase Plan.(8)
10.7†	Agritope, Inc. 1997 Stock Award Plan.(9)
10.8†	Form of Stock Option Agreement under the 2000 Non-Employee Directors' Stock Option Plan.(10)
10.9†	Form of Stock Option Agreement under the 2000 Equity Incentive Plan (early exercise permissible).(10)
10.10†	Form of Stock Option Agreement under the 2000 Equity Incentive Plan (early exercise may be restricted).(4)
10.11†	Employment Agreement, dated September 13, 1996, between George Scangos, Ph.D. and Exelixis, Inc.(2)
10.12†	Consulting Agreement, effective as of January 12, 2007, between Exelixis, Inc. and Jeffrey Latts.(30)
10.13†	Offer Letter Agreement, dated February 3, 2000, between Michael Morrissey, Ph.D., and Exelixis, Inc.(3)
10.14†	Offer Letter Agreement, dated November 20, 2003, between Frank Karbe and Exelixis, Inc.(3)
10.15†	Offer Letter Agreement, dated March 27, 2000, between Pamela Simonton, J.D., L.L.M. and Exelixis, Inc.(11)
10.16†	Offer Letter Agreement, dated June 20, 2006, between Exelixis, Inc. and Gisela M. Schwab, M.D.(12)
10.17†	Compensation Information for the Company's Named Executive Officers.(13)
10.18†	Compensation Information for Non-Employee Directors.
10.19†	Exelixis, Inc. Change in Control and Severance Plan.
10.20*	Amended and Restated Cancer Collaboration Agreement, dated as of December 15, 2003, by and between Exelixis, Inc. and Bristol-Myers Squibb Company.(15)
10.21*	Product Development and Commercialization Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(16)
10.22*	First Amendment to the Product Development and Commercialization Agreement, dated as of January 10, 2005, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(11)
10.23*	Stock Purchase and Stock Issuance Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(16)
10.24	First Amendment to the Stock Purchase and Stock Issuance Agreement, dated as of January 10, 2005, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(11)
10.25*	Loan and Security Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(16)
10.26	Second Amendment to the Loan and Security Agreement, dated as of September 20, 2004, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(17)
10.27*	Third Amendment to the Loan and Security Agreement, dated as of January 10, 2005, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(11)
10.28*	License Agreement, dated June 10, 2005, between Exelixis, Inc. and Helsinn Healthcare, S.A.(5)

Exhibit Number	Description
10.29*	Novated and Restated Technology License Agreement, dated June 9, 2005, between Exelixis, Inc. and Symphony Evolution, Inc.(5)
10.30*	Amended and Restated Research and Development Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution, Inc. and Symphony Evolution Holdings LLC.(5)
10.31*	Purchase Option Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution Holdings LLC and Symphony Evolution, Inc.(5)
10.32	Amendment No. 1, dated December 14, 2006, to the Purchase Option Agreement, dated June 9, 2005, among Exelixis, Inc., Symphony Evolution Holdings, LLC and Symphony Evolution, Inc.(18)
10.33*	Collaboration Agreement, dated December 5, 2005, between Exelixis, Inc. and Bristol-Myers Squibb Company.(19)
10.34*	Letter, dated August 20, 2007, relating to Notice under and Amendment to the Collaboration Agreement, dated December 5, 2005, between Exelixis, Inc. and Bristol-Myers Squibb Company.(27)
10.35*	License Agreement, December 21, 2005, between Exelixis, Inc. and Wyeth Pharmaceuticals Division.(19)
10.36*	Collaboration Agreement, dated March 20, 2006, between Exelixis, Inc. and Sankyo Company, Limited.(20)
10.37*	First Amendment, dated June 5, 2007, to Collaboration Agreement, dated March 20, 2006, between Exelixis, Inc. and Daiichi Sankyo Company Limited (formerly known as Sankyo Company, Limited).(26)
10.38*	Collaboration Agreement, dated December 15, 2006, between Exelixis, Inc. and Bristol-Myers Squibb Company.(30)
10.39*	Amendment No. 1, dated January 11, 2007, to the Collaboration Agreement, dated December 15, 2006, between Exelixis, Inc. and Bristol-Myers Squibb Company.(27)
10.40*	Collaboration Agreement, dated December 22, 2006, between Exelixis, Inc. and Genentech, Inc.(30)
10.41	Lease, dated May 12, 1999, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.(2)
10.42	First Amendment to Lease, dated March 29, 2000, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.(21)
10.43	Second Amendment to Lease dated January 31, 2001, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.(36)
10.44	Lease Agreement, dated May 24, 2001, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.(3)
10.45	First Amendment to Lease, dated February 28, 2003, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.(36)
10.46	Second Amendment to Lease, dated July 20, 2004, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.(3)
10.47	Lease Agreement, dated May 27, 2005, between Exelixis, Inc. and Britannia Pointe Grand Limited Partnership.(22)
10.48	Loan and Security Agreement, dated May 22, 2002, by and between Silicon Valley Bank and Exelixis, Inc.(31)

Exhibit Number	Description
10.49	Loan Modification Agreement, dated December 21, 2004, between Silicon Valley Bank and Exelixis, Inc.(23)
10.50	Amendment No. 7, dated December 21, 2006, to the Loan and Security Agreement, dated May 22, 2002, between Silicon Valley Bank and Exelixis, Inc.(24)
10.51	Amendment No. 8, dated December 21, 2007, to the Loan and Security Agreement, dated May 22, 2002, between Silicon Valley Bank and Exelixis, Inc.(28)
10.52*	Contract Research Agreement, dated as of September 4, 2007, by and among Agrigenetics, Inc., Mycogen Corporation, Exelixis Plant Sciences, Inc. and Exelixis, Inc.(27)
10.53	Lease Agreement, dated September 14, 2007, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.(27)
10.54*	Shareholders' Agreement, dated November 20, 2007, by and between Taconic Farms, Inc. and Exelixis, Inc.(33)
10.55*	First Amendment to the Collaboration Agreement, dated March 13, 2008, between Exelixis, Inc. and Genentech, Inc.(34)
10.56	Facility Agreement between Exelixis, Inc. and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P. and Deerfield International Limited dated June 4, 2008.(36)
10.57	First Amendment dated May 31, 2008 to Lease Agreement, dated September 14, 2007, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.(35)
10.58*	Second Amendment to the Product Development and Commercialization Agreement, dated as of June 13, 2008, by and between SmithKlineBeecham Corporation d/b/a GlaxoSmithKline and Exelixis, Inc.(35)
10.59*	Fourth Amendment to the Loan and Security Agreement, dated as of July 10, 2008, by and between SmithKlineBeecham Corporation d/b/a GlaxoSmithKline and Exelixis, Inc.(35)
10.60*	Letter Agreement, dated June 26, 2008, between Exelixis, Inc. and Bristol-Myers Squibb Company.(35)
10.61**	First Amendment to the Contract Research Agreement, effective as of January 1, 2008, by and among Agrigenetics, Inc., Mycogen Corporation, Exelixis Plant Sciences, Inc. and Exelixis, Inc.
10.62	Second Amendment dated May 31, 2008 to Lease Agreement, dated October 23, 2008, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.
10.63	Third Amendment dated May 31, 2008 to Lease Agreement, dated October 24, 2008, between ARE-San Francisco No. 12, LLC and Exelixis, Inc.
10.64**	Second Amendment to the Contract Research Agreement, effective as of October 27, 2008, by and among Agrigenetics, Inc., Mycogen Corporation, Exelixis Plant Sciences, Inc. and Exelixis, Inc.
10.65**	Collaboration Agreement, dated December 11, 2008, by and between Exelixis, Inc. and Bristol-Myers Squibb Company.
10.66**	Amendment No. 1 to the Collaboration Agreement, dated December 17, 2008, by and between Exelixis, Inc. and Bristol-Myers Squibb Company.
10.67**	Letter Agreement, dated December 11, 2008, between Exelixis, Inc. and Bristol-Myers Squibb Company.

Exhibit Number	Description
21.1	Subsidiaries of Exelixis, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (contained on signature page).
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1‡	Certification by the Chief Executive Officer and the Chief Financial Officer of Exelixis, Inc., as required by Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

---

† Management contract or compensatory plan.

± The reference to shares has been adjusted to reflect the reverse stock split which occurred in April 2000.

* Confidential treatment granted for certain portions of this exhibit.

** Confidential treatment requested for certain portions of this exhibit.

‡ This certification accompanies this Annual Report on Form 10-K, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

1. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 28, 2004 and incorporated herein by reference.

2. Filed as an Exhibit to Exelixis, Inc.'s Registration Statement on Form S-1 (File No. 333-96335), as filed with the Securities and Exchange Commission on February 7, 2000, as amended, and incorporated herein by reference.

3. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 5, 2004 and incorporated herein by reference.

4. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 15, 2004 and incorporated herein by reference.

5. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 and incorporated herein by reference.

6. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 15, 2006 and incorporated herein by reference.

7. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 21, 2004 and incorporated herein by reference.

8. Filed as an Appendix to Exelixis, Inc.'s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on March 18, 2005 and incorporated herein by reference.

9. Filed as an Exhibit to Exelixis, Inc.'s Registration Statement on Form S-8 (File No. 333-52434), as filed with the Securities Exchange Commission on December 21, 2000 and incorporated herein by reference.

10. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 8, 2004 and incorporated herein by reference.

11. Filed as an Exhibit to Exelixis, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005 and incorporated herein by reference.
12. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 26, 2006 and incorporated herein by reference.
13. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 3, 2009 and incorporated herein by reference.
14. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 15, 2005 and incorporated herein by reference.
15. Filed as an Exhibit to Exelixis, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on February 20, 2004, as amended, and incorporated herein by reference.
16. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.
17. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 23, 2004 and incorporated herein by reference.
18. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 18, 2006 and incorporated herein by reference.
19. Filed as an Exhibit to Exelixis, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 9, 2006 and incorporated herein by reference.
20. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 9, 2006 and incorporated herein by reference.
21. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Securities Exchange Commission on May 15, 2000 and incorporated herein by reference.
22. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 27, 2005 and incorporated herein by reference.
23. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2004 and incorporated herein by reference.
24. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 27, 2006 and incorporated herein by reference.
25. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 30, 2007, filed with the Securities Exchange Commission on May 3, 2007 and incorporated herein by reference.
26 Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 29, 2007, filed with the Securities Exchange Commission on August 7, 2007 and incorporated herein by reference.
27. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2007, filed with the Securities Exchange Commission on November 5, 2007 and incorporated herein by reference.
28. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 26, 2007 and incorporated herein by reference.
29. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 4, 2007 and incorporated herein by reference.

30. Filed as an Exhibit to Exelixis, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2006, filed with the Securities and Exchange Commission on February 27, 2007 and incorporated herein by reference.

31. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities Exchange Commission on August 6, 2002 and incorporated herein by reference.

32. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 9, 2008 and incorporated herein by reference.

33. Filed as an Exhibit to Exelixis, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 28, 2007, filed with the Securities and Exchange Commission on February 25, 2008 and incorporated herein by reference.

34. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008, filed with the Securities and Exchange Commission on May 6, 2008 and incorporated herein by reference.

35. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008, filed with the Securities and Exchange Commission on August 5, 2008 and incorporated herein by reference.

36. Filed as an Exhibit to Exelixis, Inc.'s Registration Statement on Form S-1 (File No. 333-152166), as filed with the Securities and Exchange Commission on July 7, 2008, as amended, and incorporated herein by reference.

EXELIXIS™

249 East Grand Avenue
P.O. Box 511
South San Francisco, CA 94083-0511

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 13, 2009

To the Stockholders of Exelixis, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Exelixis, Inc., a Delaware corporation ("Exelixis"), will be held on Wednesday, May 13, 2009 at 8:00 a.m., local time, at Exelixis' offices located at 210 East Grand Avenue, South San Francisco, CA 94083-0511 for the following purposes:

1. To elect three Class I directors to hold office until the 2012 Annual Meeting of Stockholders.
2. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending January 1, 2010.
3. To approve an amendment to the Exelixis, Inc. 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan") to increase the number of shares of common stock reserved for issuance under the 2000 Purchase Plan by 5,000,000 shares. A copy of the 2000 Purchase Plan, as amended, is attached to the Proxy Statement accompanying this Notice as Appendix A.
4. To approve the amendment and restatement of the Exelixis, Inc. 2000 Equity Incentive Plan (the "2000 Equity Plan"). A copy of the 2000 Equity Plan, as amended and restated, is attached to the Proxy Statement accompanying this Notice as Appendix B.
5. To approve a proposed exchange of certain outstanding options for a reduced number of replacement stock options to be granted under the 2000 Equity Plan with an exercise price equal to the fair market value of Exelixis common stock at the time of the exchange.
6. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is March 16, 2009. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on May 13, 2009 at 8:00 a.m., local time, at Exelixis' offices located at 210 East Grand Avenue, South San Francisco, CA 94083-0511.

The proxy statement and annual report to stockholders are available at http://bnymellon.mobular.net/bnymellon/exel.

The Board of Directors recommends that you vote FOR the proposals identified above.

By Order of the Board of Directors

James B. Bucher

JAMES B. BUCHER
Secretary

South San Francisco, California
April 13, 2009

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD, OR VOTE OVER THE TELEPHONE OR THE INTERNET AS INSTRUCTED IN THESE MATERIALS, AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR YOUR CONVENIENCE. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN A PROXY ISSUED IN YOUR NAME FROM THAT RECORD HOLDER. YOU MAY ALSO BE ABLE TO SUBMIT YOUR PROXY VIA THE INTERNET OR BY TELEPHONE. PLEASE REFER TO THE INFORMATION PROVIDED WITH YOUR PROXY CARD OR VOTING INSTRUCTION FORM FOR FURTHER INFORMATION.

EXELIXIS™

249 East Grand Avenue
P.O. Box 511
South San Francisco, CA 94083-0511

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS
MAY 13, 2009

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of Exelixis, Inc. (sometimes referred to as "we," "us" or "Exelixis") is soliciting your proxy to vote at the 2009 Annual Meeting of Stockholders (the "Annual Meeting"), including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

We intend to mail this proxy statement and accompanying proxy card on or about April 13, 2009 to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 16, 2009 will be entitled to vote at the Annual Meeting. On this record date, there were 106,383,931 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 16, 2009 your shares were registered directly in your name with our transfer agent, BNY Mellon Shareowner Services, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 16, 2009 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are five matters scheduled for a vote:

- election of three Class I directors to hold office until the 2012 Annual Meeting of Stockholders;
- ratification of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending January 1, 2010;
- approval of an amendment to the Exelixis, Inc. 2000 Employee Stock Purchase Plan, or the 2000 Purchase Plan, to increase the number of shares of common stock reserved for issuance under the 2000 Purchase Plan by 5,000,000 shares;
- approval of the amendment and restatement of the Exelixis, Inc. 2000 Equity Incentive Plan, or the 2000 Equity Plan; and
- approval of a proposed exchange of certain outstanding options for a reduced number of replacement stock options to be granted under the 2000 Equity Plan with an exercise price equal to the fair market value of Exelixis common stock at the time of the exchange.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-866-540-5760 from the United States using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on May 12, 2009 to be counted.
- To vote on the Internet, go to http://www.proxyvoting.com/exel to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on May 12, 2009 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

Most beneficial owners whose stock is held in street name receive voting instruction forms from their banks, brokers or other agents, rather than the proxy card. You must follow these instructions in order for your bank, broker or other agent to vote your shares per your instructions. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, many brokers and banks provide the means to grant proxies to vote shares by telephone and via the Internet. If your shares are held in an account with a broker or bank providing such a service, you may grant a proxy to vote those shares by telephone or over the Internet as instructed by your broker or bank. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

We provide Internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 16, 2009.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted (i) "For" the election of each of the three Class I nominees for director, (ii) "For" the ratification of the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending January 1, 2010, (iii) "For" the amendment to our 2000 Purchase Plan to increase the number of shares of common stock reserved for issuance thereunder by 5,000,000 shares, (iv) "For" the amendment and restatement of our 2000 Equity Plan, and (v) "For" the proposed exchange of certain outstanding options for a reduced number of replacement stock options to be granted under the 2000 Equity Plan with an exercise price equal to the fair market value of Exelixis common stock at the time of the exchange. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will bear the entire cost of soliciting proxies, including the preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of our common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by our directors, officers or other regular employees. No additional compensation will be paid to directors, officers or other regular employees for such services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in the following ways:

Stockholder of Record: Shares Registered in Your Name

- Your proxy may be revoked by filing with the Secretary of Exelixis at our principal executive office, Exelixis, Inc., 249 East Grand Avenue, P.O. Box 511, South San Francisco, California 94083-0511, either (1) a written notice of revocation or (2) a duly executed proxy card bearing a later date.

- Your proxy may also be revoked by granting a subsequent proxy by telephone or on the Internet (your latest telephone or Internet proxy is the one that is counted).
- Your proxy may also be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke your proxy.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

- If your shares are held by your broker or bank as nominee or agent, you should follow the instructions provided by your broker or bank to revoke any prior voting instructions.

What is the deadline for submitting stockholder proposals for the 2010 Annual Meeting?

To be considered for inclusion in the 2010 proxy materials, your proposal must be submitted in writing by December 14, 2009 to Exelixis' Secretary at Exelixis, Inc., 249 East Grand Avenue, P.O. Box 511, South San Francisco, California 94083-0511, and you must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. However, if our 2010 Annual Meeting of Stockholders is not held between April 13, 2010 and June 12, 2010, then the deadline will be a reasonable time prior to the time that we begin to print and mail our proxy materials.

If you wish to submit a proposal or nominate a director at the 2010 Annual Meeting of Stockholders, but you are not requesting that your proposal or nomination be included in next year's proxy materials, you must submit your proposal in writing, in the manner set forth in our Bylaws, to Exelixis' Secretary at Exelixis, Inc., 249 East Grand Avenue, P.O. Box 511, South San Francisco, California 94083-0511, to be received no earlier than the close of business on February 12, 2010, and no later than the close of business on March 14, 2010. However, if our 2010 Annual Meeting of Stockholders is not held between April 13, 2010 and June 12, 2010, then you must notify Exelixis' Secretary, in writing, not earlier than the close of business on the 90th day prior to the date of the 2010 Annual Meeting of Stockholders and not later than the close of business on the later of (i) the 60th day prior to the date of the 2010 Annual Meeting of Stockholders or (ii) if we publicly announce the date of the 2010 Annual Meeting of Stockholders fewer than 70 days prior to the date of the 2010 Annual Meeting of Stockholders, the 10th day following the day that we first make such public announcement of the date of the 2010 Annual Meeting of Stockholders. We also advise you to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. The chairperson of the 2010 Annual Meeting of Stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, if you do not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended, our management will have discretionary authority to vote all shares for which it has proxies in opposition to any such stockholder proposal or director nomination.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For", "Withhold" and, with respect to Proposals 2, 3, 4 and 5, "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Broker non-votes have no effect and will not be counted towards the vote total for any proposal. Abstentions will be counted towards the vote total for Proposals 2, 3, 4 and 5 and will have the same effect as "Against" votes.

How many votes are needed to approve each proposal?

- For the election of directors, the three Class I nominees receiving the most "For" votes will be elected. Only votes "For" or "Withheld" will affect the outcome.

- To be approved, Proposal No. 2, the ratification of Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ended January 1, 2010, must receive "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 3, the approval of an amendment to the 2000 Purchase Plan to increase the number of shares of common stock reserved for issuance under the 2000 Purchase Plan by 5,000,000 shares, must receive "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 4, the approval of the amendment and restatement of the 2000 Equity Plan, must receive "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 5, the approval of a proposed exchange of certain outstanding options for a reduced number of replacement stock options to be granted under the 2000 Equity Plan with an exercise price equal to the fair market value of Exelixis common stock at the time of the exchange, must receive "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

Do I have dissenter's rights?

We are organized as a corporation under Delaware law. Under the Delaware General Corporation Law, our stockholders are not entitled to dissenter's rights with respect to any of the proposals set forth in this Proxy Statement and we will not independently provide the stockholders with any such rights.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares entitled to vote are represented by votes at the meeting or by proxy. On the record date, there were 106,383,931 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairman of the meeting or the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2009.

Will other matters be voted on at the Annual Meeting?

We are not aware of any matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any other matters not described in the Proxy Statement are properly presented at the meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

What proxy materials are available on the Internet?

This Proxy Statement and our 2008 annual report to stockholders are available at http://bnymellon.mobular.net/bnymellon/exel.

Proposal 1

Election of Class I Directors

Our Certificate of Incorporation and Bylaws provide that the Board of Directors is divided into three classes, with each class having a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy in a class, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

The Board of Directors presently has ten members. There are three directors in Class I whose term of office expires in 2009. Each of the nominees for election to this class is currently a director of Exelixis who was previously elected by the stockholders. If elected at the Annual Meeting, each of these nominees would serve until the 2012 Annual Meeting and until his successor is elected and has qualified, or, if sooner, until the director's death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. The three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of such substitute nominee as the Nominating and Corporate Governance Committee of the Board of Directors may propose. Each person nominated for election has agreed to serve if elected, and we have no reason to believe that any nominee will be unable to serve.

Set forth below is biographical information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting.

Class I Nominees for Election for a Three-Year Term Expiring at the 2012 Annual Meeting

Charles Cohen, Ph.D., age 58, has been a director since November 1995. Since May 2007, Dr. Cohen has been a managing director of Advent Healthcare Ventures, a venture capital firm. Currently, Dr. Cohen is the Chairman of the Supervisory Board of Cellzome AG, a post-genomics biotechnology company. From 2003 to 2007, Dr. Cohen was Vice President of Advent International, a global private equity firm. From 2000 to 2002, Dr. Cohen was the Chief Executive Officer of Cellzome AG. Prior to that, Dr. Cohen co-founded Creative BioMolecules, Inc., a biotechnology company, in 1982 and was a director and its Chief Executive Officer from 1985 to 1995. Dr. Cohen serves on the board of directors of several private companies. Dr. Cohen has been the Chief Executive Officer of several companies. Dr. Cohen received his Ph.D. from New York University School of Medicine.

George Poste, D.V.M., Ph.D., age 64, has been a director since August 2004. Since February 2009, Dr. Poste has been the Chief Scientist at Complex Adaptive Systems Initiative and Regents' Professor and Del E. Webb Distinguished Professor of Biology at Arizona State University. From May 2003 to February 2009, Dr. Poste served as the director of the Biodesign Institute at Arizona State University. Dr. Poste has served as the Chief Executive Officer of Health Technology Networks, a consulting company that specializes in the application of genomic technologies and computing in healthcare, since 1999. From 1992 to 1999, he was the Chief Science and Technology Officer and President, R&D of SmithKline Beecham Corporation, a pharmaceutical company. Dr. Poste serves on the Defense Science Board of the U.S. Department of Defense (and chairs the Task Force on Bioterrorism) and is a member of other organizations dedicated to advance the defense against bioweapons and biowarfare. Dr. Poste is also the Non-Executive Chairman of Orchid Biosciences, Inc., a DNA forensics company, and a member of the board of directors of Monsanto Company, a provider of agricultural products and solutions. Dr. Poste is a Fellow of the Royal Society, the UK Academy of Medical Sciences, Hoover Institution, Stanford University, and various other prestigious organizations and has been awarded honorary doctorates from several universities. Dr. Poste holds a D.V.M. in veterinary medicine and a Ph.D. in Virology from the University of Bristol, England.

Jack L. Wyszomierski, age 53, has been a director since February 2004. Since 2004, Mr. Wyszomierski has been the Executive Vice President and Chief Financial Officer of VWR International, LLC, or "VWR," a supplier of laboratory supplies, equipment and supply chain solutions to the global research laboratory industry. Mr. Wyszomierski will retire as Executive Vice President and Chief Financial Officer of VWR, effective June 30, 2009. From 1982 to 2003, Mr. Wyszomierski held positions of increasing responsibility within the finance group at Schering-Plough Corporation, a health care company, culminating with his appointment as Executive Vice President and Chief Financial Officer in 1996. Prior to joining Schering-Plough, he was responsible for capitalization planning at Joy Manufacturing Company, a producer of mining equipment, and was a management consultant at Data Resources, Inc. Mr. Wyszomierski holds a M.S. in Industrial Administration and a B.S. in Administration, Management Science and Economics from Carnegie Mellon University.

The Board of Directors Recommends a Vote in Favor of Each Named Nominee.

Class II Directors Continuing in Office Until the 2010 Annual Meeting

Alan M. Garber, M.D., Ph.D., age 53, has been a director since January 2005. Dr. Garber has been the Henry J. Kaiser Jr. Professor and a Professor of Medicine at Stanford University since 1998. Dr. Garber is also a Professor (by courtesy) of Economics, Health Research and Policy, and of Economics in the Graduate School of Business at Stanford University. Dr. Garber is the Director of the Center for Primary Care and Outcomes Research at Stanford University School of Medicine, the Center for Health Policy at Stanford University and the Health Care Program of the National Bureau of Economic Research. He is a Senior Fellow at the Freeman Spogli Institute for International Studies at Stanford University and a staff physician at the VA Palo Alto Health Care System. Dr. Garber is a member of the Institute of Medicine, the American Society of Clinical Investigation, and the Association of American Physicians. Dr. Garber is on the editorial board of acclaimed scientific journals and has received numerous awards and honors. Dr. Garber holds an A.B. *summa cum laude*, an A.M. and a Ph.D., all in Economics, from Harvard University, and an M.D. from Stanford University.

Vincent T. Marchesi, M.D., Ph.D., age 73, has been a director since May 2001. Since 1973, Dr. Marchesi has been a Professor of Pathology and Cell Biology at Yale University and, since 1991, the Director of the Boyer Center for Molecular Medicine at Yale University. In 1982, Dr. Marchesi co-founded Molecular Diagnostics, Inc., a diagnostic development company. Dr. Marchesi was formerly Chair of Pathology at the Yale-New Haven Hospital. Dr. Marchesi holds an M.D. from Yale University and a Ph.D. from Oxford University, and is a member of the National Academy of Sciences and the Institute of Medicine.

Carl B. Feldbaum, Esq., age 65, has been a director since February 2007. Mr. Feldbaum is also member of the board of directors of Actelion, Ltd, a biopharmaceutical company. Mr. Feldbaum is president emeritus of the Biotechnology Industry Organization (BIO), which represents more than 1,000 biotechnology companies, academic institutions and state biotechnology centers internationally. Mr. Feldbaum served as president of BIO from 1993 until his retirement in 2005. Prior to joining BIO, Mr. Feldbaum was chief of staff to Senator Arlen Specter of Pennsylvania. He also was president and founder of the Palomar Corporation, a national security "think tank" in Washington, D.C. Before founding Palomar Corporation, Mr. Feldbaum was assistant to the Secretary of Energy and served as the Inspector General for defense intelligence in the U.S. Department of Defense. Mr. Feldbaum received an A.B. in Biology from Princeton University and his J.D. from the University of Pennsylvania Law School.

Class III Directors Continuing in Office Until the 2011 Annual Meeting

Frank McCormick, Ph.D. FRS, age 58, has been a director since July 2003. Since 1998, Dr. McCormick has been Director of the University of California, San Francisco (UCSF) Helen Diller Family Comprehensive Cancer Center and he is currently the Associate Dean, School of Medicine, UCSF. Dr. McCormick is the David A. Wood Professor of Tumor Biology and Cancer Research in the Department of Microbiology and Immunology at UCSF as well as the E. Dixon Heise Distinguished Professor in Oncology. From 1992 to 1998, Dr. McCormick was the founder and Chief Scientific Officer at Onyx Pharmaceuticals, Inc., a biotechnology company. From 1991 to 1992, he served as Vice President of Therapeutic Research at Chiron Corporation, a pharmaceutical company, and from 1981 to 1990, he served as Vice President of Discovery Research with Cetus Corporation, a biotechnology company. Dr. McCormick is on the editorial board of some of the most prestigious international cancer publications and serves as a board member or advisor to multiple cancer research organizations. Dr. McCormick currently serves as a member of the Exelixis, Inc. Scientific Advisory Board. Dr. McCormick was a Post-Doctoral Fellow with Dr. Allen Smith at the Imperial Cancer Research Fund in London, England, and with Professor Seymour S. Cohen at the State University of New York at Stony Brook. Dr. McCormick holds a B.S. in Biochemistry from the University of Birmingham, England and a Ph.D. in Biochemistry from the University of Cambridge, England.

Stelios Papadopoulos, Ph.D., age 60, a co-founder of Exelixis, has been a director since December 1994 and the Chairman of the Board since January 1998. Dr. Papadopoulos retired as Vice Chairman of Cowen & Co., LLC in August 2006 after six years as an investment banker with the firm, where he focused on the biotechnology and pharmaceutical sectors. Prior to joining Cowen & Co., he spent 13 years as an investment banker at PaineWebber, Incorporated, where he was most recently Chairman of PaineWebber Development Corp., a PaineWebber subsidiary focusing on biotechnology. He joined PaineWebber in April 1987 from Drexel Burnham Lambert, where he was a Vice President in the Equity Research Department covering the biotechnology industry. Prior to Drexel, he was a biotechnology analyst at Donaldson, Lufkin & Jenrette. Before coming to Wall Street in 1985, Dr. Papadopoulos was on the faculty of the Department of Cell Biology at New York University Medical Center. He continues his affiliation with New York University Medical Center as an Adjunct Associate Professor of Cell Biology. Dr. Papadopoulos is a member of the board of directors of Biogen Idec, Inc. He is a co-founder and member of the board of directors of Anadys Pharmaceuticals, Inc. and Cellzome, Inc. He is vice-chairman of the board of directors of BG Medicine, Inc., a privately-held life sciences company, a member of the board of directors of Joule Biotechnologies, Inc., a privately-held biotechnology company, and a member of the Board of Directors of Regulus, Inc., a privately-held biotechnology company. In the not-for-profit sector, Dr. Papadopoulos is a co-founder and Chairman of Fondation Santé, a member of the board of visitors of Duke University Medical Center and a member of the board of directors of the National Marrow Donor Program. Dr. Papadopoulos holds a Ph.D. in Biophysics and an M.B.A. in Finance, both from New York University.

George A. Scangos, Ph.D., age 60, has served as a director and as Exelixis' President and Chief Executive Officer since October 1996. From September 1993 to October 1996, Dr. Scangos served as President of Biotechnology at Bayer Corporation, a pharmaceutical company, and was responsible for research, business and process development, manufacturing, engineering and quality assurance. Dr. Scangos is a member and Chairman of the board of directors of Anadys Pharmaceuticals, Inc., a member of the board of directors of Entelos, Inc. and a member of the board of directors of our former subsidiary, TaconicArtemis GmbH (previously known as Artemis Pharmaceuticals GmbH). Dr. Scangos was a Jane Coffin Childs Post-Doctoral Fellow at Yale University and a faculty member at Johns Hopkins University. Dr. Scangos currently holds an appointment as Adjunct Professor of Biology at Johns Hopkins University. Dr. Scangos is a member of the Board of Visitors of the University of California, San Francisco School of Pharmacy, the Board of Overseers of the University of California, Davis School of Medicine, and the Advisory Board for the Cornell University Life Sciences Initiative. Dr. Scangos also serves as a member of the Board of the Global Alliance for TB Drug Development and as a director of Fondation Santé. Dr. Scangos holds a B.A. in Biology from Cornell University and a Ph.D. in Microbiology from the University of Massachusetts.

Lance Willsey, M.D., age 47, has been a director since April 1997. Dr. Willsey has been a founding partner of DCF Capital, a hedge fund focused on investing in the life sciences, since July 1998. From July 1997 to July 1998, Dr. Willsey served on the Staff Department of Urologic Oncology at the Dana Farber Cancer Institute at Harvard University School of Medicine. From July 1996 to July 1997, Dr. Willsey served on the Staff Department of Urology at Massachusetts General Hospital at Harvard University School of Medicine, where he was a urology resident from July 1992 to July 1996. Dr. Willsey is a member of the board of directors of Exact Sciences Corporation, a biotechnology company. Dr. Willsey holds a B.S. in Physiology from Michigan State University and an M.S. in Biology and an M.D., both from Wayne State University.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance

Corporate Governance Guidelines. We have adopted written corporate governance guidelines, which may be viewed at www.exelixis.com under the caption "Investors". These guidelines include guidelines for determining director independence and qualifications for directors. Our Board regularly reviews, and modifies from time to time, the corporate governance guidelines, Board committee charters and Board practices. Please note that information found on, or accessible through, our website is not a part of, and is not incorporated into, this proxy statement.

Code of Conduct and Ethics. We have adopted a Code of Conduct and Ethics that applies to all directors, officers and employees, including the principal executive officer, principal financial officer and principal accounting officer. Our Board regularly reviews, and modifies from time to time, the Code of Conduct and Ethics. Our Code of Conduct and Ethics may be viewed at www.exelixis.com under the caption "Investors". We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of the NASDAQ Stock Market, by filing a Current Report on Form 8-K with the Securities and Exchange Commission, or the SEC, disclosing such information.

Director Independence. We have adopted standards for director independence pursuant to NASDAQ listing standards and rules of the SEC, which require that a majority of the members of a listed company's Board of Directors qualify as "independent," as affirmatively determined by the Board of Directors. An "independent director" means a person other than an officer or employee of Exelixis or one of our subsidiaries, or another individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Exelixis, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that Drs. Cohen, Garber, Marchesi, McCormick, Papadopoulos, Poste and Willsey and Messrs. Wyszomierski and Feldbaum, who are nine of the ten members of the Board, represent a majority of the Board and are independent. In making this determination, the Board considered Exelixis' research arrangements with universities at which Drs. Garber, McCormick and Poste serve as professors, as well as Exelixis' commercial relationship with VWR, for which Mr. Wyszomierski serves as Executive Vice President and Chief Financial Officer. After review of these arrangements and relationships, the Board found that none of these directors or nominees for director had a material or other disqualifying relationship with Exelixis. Dr. Scangos, our President and Chief Executive Officer, is not an independent director by virtue of his employment with Exelixis. In addition, the Board has also determined that: (i) all directors who serve on the Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable NASDAQ listing standards and SEC rules; and (ii) all members of the Audit Committee meet the additional independence requirement that they do not directly or indirectly receive compensation from us other than their compensation as directors.

Stockholder Communications with the Board. Security holders may send communications to the Board by mail at 249 East Grand Avenue, P.O. Box 511, South San Francisco, California 94083-0511, by facsimile at (650) 837-7951 or by e-mail at info@exelixis.com, each of the foregoing sent "Attn: Board of Directors."

Board Committees and Meetings

During the year ended January 2, 2009, the Board held eight meetings. As required under applicable NASDAQ listing standards, during the year ended January 2, 2009, our independent directors met four times in regularly scheduled executive sessions at which only independent directors were present. During the year ended January 2, 2009, all of our directors attended at least 75% of the total meetings of the Board and of the committees on which they served during the period for which they were a director or committee member, respectively.

In 2008, the Board had an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Research and Development Committee.

Audit Committee

The Audit Committee of the Board oversees our corporate accounting and financial reporting process, ensures the integrity of our financial statements and has been designated as the Qualified Legal Compliance Committee within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations. The Audit Committee performs several functions, such as evaluating the performance of, and assessing the qualifications of, the independent registered public accounting firm; determining whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviewing and approving the engagement of the independent registered public accounting firm to perform any proposed permissible services and appropriate compensation thereof; reviewing, providing oversight of and approving related party transactions; establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Exelixis regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviewing the financial statements to be included in our Annual Report on Form 10-K; discussing with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statement reviews; and resolving any disagreements between the independent registered public accounting firm and management. The Audit Committee also has the specific responsibilities and authority necessary to comply with the listing standards of the NASDAQ Stock Market applicable to audit committees.

During 2008, the Audit Committee was comprised of three independent directors, Drs. Cohen and Willsey and Mr. Wyszomierski (chairman). The Board has determined that Mr. Wyszomierski is an "audit committee financial expert" as defined in applicable SEC rules. The Audit Committee met five times during the fiscal year ended January 2, 2009. The Audit Committee's report is set forth in "Report of the Audit Committee" below. The Audit Committee has adopted a written charter, which is not available on our website, but was attached as Appendix A to our proxy statement for the 2007 Annual Meeting.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to oversee all aspects of our corporate governance functions on behalf of the Board; make recommendations to the Board regarding corporate governance issues; identify, review and evaluate candidates to serve as directors; serve as a focal point for communication between such candidates, non-committee directors and management; recommend such candidates to the Board and make such other recommendations to the Board regarding affairs relating to the directors, including director compensation; and develop a set of corporate governance principles for Exelixis.

During 2008, the Nominating and Corporate Governance Committee was comprised of three independent directors, Drs. Garber (chairman) and Poste and Mr. Feldbaum. The Nominating and Corporate Governance Committee held two meetings in 2008. The committee has adopted a written charter, which is not available on our website, but was attached as Appendix B to our proxy statement for the 2007 Annual Meeting. Because we are an emerging biopharmaceutical company with rapidly evolving and expanding research and clinical programs, the Board does not believe that it is appropriate to adopt, and the Nominating and Corporate Governance Committee has not adopted, a formal policy with respect to a fixed set of minimum qualifications for its candidates for membership on the Board. Instead, in considering candidates for directorship, the Nominating and Corporate Governance Committee will generally consider all relevant factors, including the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of such expertise to us, the availability of the candidate to devote sufficient time and attention to the affairs of Exelixis, the existence of any relationship that would interfere with the exercise of the candidate's independent judgment, and the candidate's demonstrated character and judgment. In the review process, the Nominating and Corporate Governance

Committee evaluates prospective candidates for directorship in the context of the existing membership of the Board (including the qualities and skills of the existing directors), our operating requirements and the long-term interests of our stockholders. The Nominating and Corporate Governance Committee generally will consider and assess all candidates recommended by our directors, officers and stockholders. In previous years, we engaged an executive search firm to assist the committee in identifying and recruiting potential candidates for membership on the Board. The Nominating and Corporate Governance Committee intends to consider stockholder recommendations for directors using the same criteria as potential nominees recommended by the members of the Nominating and Corporate Governance Committee or others. The Nominating and Corporate Governance Committee has not received any recommended nominations from any of our stockholders in connection with the 2009 Annual Meeting. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. If, after its review, the Nominating and Corporate Governance Committee supports a candidate, it would recommend the candidate for consideration by the full Board.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee within the timeframe specified in our Bylaws that is applicable to matters to be brought before an Annual Meeting of Stockholders as set forth under "Questions and Answers About this Proxy Material and Voting" above. Such communications should be sent to the following address: Exelixis, Inc., 249 East Grand Ave., P.O. Box 511, South San Francisco, California 94083-0511, Attn: Nominating and Corporate Governance Committee of the Board of Directors. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director, if elected.

Compensation Committee

The purpose of the Compensation Committee is to oversee our compensation policies, plans and programs; review and determine the compensation to be paid to officers and directors; review with management our Compensation Discussion and Analysis and to consider whether to recommend that it be included in our proxy statements and other filings; and prepare and review the Compensation Committee's report included in our annual proxy statement in accordance with applicable rules and regulations of the SEC. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers, establishes and reviews general policies relating to compensation and benefits of employees, including executive officers, and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee also administers the issuance of stock options and other awards under our stock plans.

During 2008, the Compensation Committee was comprised of three independent directors, Drs. Cohen (chairman), Marchesi and Willsey. The Compensation Committee met six times in 2008. The Compensation Committee's report is set forth in "Compensation Committee Report" below. Additional information on the committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis below. The Compensation Committee has adopted a written charter, which is not available on our website, but was attached as Appendix C to our proxy statement for the 2007 Annual Meeting.

For information regarding our processes and procedures for the consideration and determination of executive and director compensation, please see "Compensation of Executive Officers—Compensation Discussion and Analysis" and "—Compensation of Directors" below, respectively.

Research and Development Committee

The Research and Development Committee, which was established effective January 1, 2006, is responsible for advising Exelixis and the Board on matters of scientific importance as the Board, in consultation with management, may designate from time to time. The Research and Development Committee has adopted a written charter. During 2008, the Research and Development Committee was comprised of three members, Drs. McCormick, Marchesi and Poste (chairman), and met two times.

Annual Meeting; Attendance

The Board does not have a formal policy with respect to the attendance of its members at Annual Meetings of Stockholders. Dr. Scangos was the only member of the Board in attendance at the 2008 Annual Meeting of Stockholders.

Compensation of Directors

Cash Compensation Arrangements

The table below provides information regarding the cash compensation arrangements for our non-employee directors for 2008 and 2009. Dr. Scangos receives no compensation in his capacity as a member of the Board.

Cash Compensation

		2008	2009
Board	Retainer Fee	$20,000	$20,000
	Additional Chair Retainer Fee	25,000	25,000
	Regular Meeting Fee	2,500	2,500
	Special Meeting Fee(1)	1,000	1,000
Audit Committee	Retainer Fee	6,000	6,000
	Additional Chair Retainer Fee	10,000	10,000
	Meeting Fee(2)	1,000	1,000
Compensation Committee	Retainer Fee	5,000	5,000
	Additional Chair Retainer Fee	5,000	5,000
	Meeting Fee(2)	1,000	1,000
Nominating & Corporate Governance	Retainer Fee	5,000	5,000
	Additional Chair Retainer Fee	5,000	5,000
	Meeting Fee(2)	1,000	1,000
Research & Development Committee	Retainer Fee	10,000	10,000
	Additional Chair Retainer Fee	10,000	10,000
	Meeting Fee(2)	5,000	5,000

(1) Meeting at which minutes are generated.

(2) In-person meeting or teleconference at which minutes are generated.

Equity Compensation Arrangements

In January 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to directors who are not employees of Exelixis or of any of our affiliates. Such options are granted automatically, without further action by us, the Board or our stockholders. Under the terms of the Directors' Plan, all non-employee directors receive a one-time initial option to purchase 25,000 shares of common stock. In addition, effective in 2008, all non-employee directors receive an annual option to purchase 15,000 shares of common stock on the date of the Annual Meeting of Stockholders. Prior to 2008, all non-employee directors received an annual option to purchase 10,000 shares of common stock on the date of the Annual Meeting of Stockholders. In light of the overall conditions in the financial markets and reductions in bonus payments and options granted to our employees, for 2009, each non-employee director waived his right to 25% of the annual option grant. Options granted under the Directors' Plan are not intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. The exercise price of options granted under the Directors' Plan is equal to 100% of the fair market value of a share of common stock on the grant date. Under the terms of the Directors' Plan, the initial options to purchase 25,000 shares are immediately exercisable but will vest at the rate of 25% of the shares on the first anniversary of the grant date and monthly thereafter over the next three years. The annual grants are exercisable immediately but will vest monthly over a one-year period. As long as the optionholder continues to serve with us or with an affiliate of us, the option will continue to vest and be exercisable during its term. When the optionholder's service terminates, we will have the right to repurchase any unvested shares at the original exercise price, without interest. All options granted under the Directors' Plan have a term of ten years and are set to terminate three months after a non-employee director's service terminates. In the event of a merger of Exelixis with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving Exelixis, any surviving entity will either assume or replace all outstanding options under the Directors' Plan; otherwise, the vesting of the options will accelerate in full.

During 2008, we granted options covering 15,000 shares to each of our non-employee directors, at an exercise price per share of $7.97. The exercise price for each of these grants equaled the fair market value of our common stock at the date of grant (based on the last reported sale price as quoted on the NASDAQ Global Select Market on the last trading day prior to the day of grant).

Reimbursement of Expenses

The members of the Board are also eligible for reimbursement of expenses incurred in connection with their attendance of Board meetings in accordance with our policy. In 2008, total reimbursement for such expenses was approximately $43,970.

Processes and Procedures for Determining Director Compensation.

Our Nominating and Corporate Governance Committee is responsible for recommending to the Board for approval the annual compensation for our non-employee directors. The Nominating and Corporate Committee acts on behalf of the Board in discharging the Board's responsibilities with respect to overseeing the Company's compensation policies with respect to non-employee directors. For non-employee director compensation decisions, the Nominating and Corporate Governance Committee typically considers information provided Remedy Compensation Consulting, a compensation consultant we have retained to compile benchmark and industry compensation data. Dr. Scangos, Lupe Rivera, our Senior Vice President, Operations, Pamela Simonton, our Executive President and General Counsel, and James Bucher, our Vice President, Corporate Legal Affairs and Secretary, participated in a discussion with the Nominating and Corporate Governance Committee regarding the 2009 compensation decisions for non-employee directors. However, none of these officers participated in the determination of non-employee director compensation. Except as described above, no other executive officers participated in the determination or recommendation of the amount or form of non-employee director compensation. The Nominating and Corporate Governance Committee does not delegate any of its functions to others in determining non-employee director compensation, and we do not currently engage any other consultants with respect to executive and/or director compensation matters.

The Nominating and Corporate Governance Committee benchmarks cash compensation as well compensation in the form of stock options. The Nominating and Corporate Governance Committee uses peer group data primarily to insure that our compensation program for non-employee directors as a whole is competitive. The Nominating and Corporate Governance Committee then exercises it judgment in setting non-employee director compensation. The list of our peer companies used for reference in setting 2009 compensation for our non-employee directors is the same as that used for reference in setting base salaries and bonus targets for our Named Executive Officers. For a more detailed discussion of our peer list, please see "Compensation of Executive Officers—Compensation Discussion and Analysis."

After the Nominating and Corporate Governance Committee finalizes its recommendations regarding compensation for our non-employee directors, the Nominating and Corporate Governance Committee presents its recommendations to the full Board for consideration and approval.

Director Compensation Table

The following table shows compensation information for our non-employee directors for the fiscal year ended January 2, 2009.

Director Compensation for Fiscal 2008

Name	Fees Earned or Paid in Cash($)	Option Awards($)(1)(2)(3)	Total($)
Charles Cohen, Ph.D.	61,000	64,092	125,092
Carl B. Feldbaum, Esq.	40,000	101,490	141,490
Alan M. Garber, M.D., Ph.D.	45,000	102,824	147,824
Vincent T. Marchesi, M.D., Ph.D.	65,000	64,092	129,092
Frank McCormick, Ph.D. (4)	54,000	64,092	118,092
Stelios Papadopoulos, Ph.D.	59,000	169,338	228,338
George Poste, D.V.M., Ph.D.	70,000	81,131	151,131
Lance Willsey, M.D.	55,000	64,092	119,092
Jack L. Wyszomierski	54,000	68,995	122,995

(1) Amounts shown in this column reflect the compensation costs that we recognized in fiscal 2008 for option awards as determined pursuant to Statement of Financial Accounting Standards No. 123(R) ("FAS 123R"). The assumptions used to calculate the value of option awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009, filed with the SEC on March 10, 2009. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. No stock options were forfeited by any of our directors during the fiscal year ended January 2, 2009. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the director) or that the value on exercise will be equal to the FAS 123R value shown in this column.

(2) The aggregate number of shares subject to outstanding stock options held by each director listed in the table above as of January 2, 2009 was as follows: 100,000 shares for Dr. Cohen, 50,000 shares for Mr. Feldbaum, 70,000 shares for Dr. Garber, 90,000 shares for Dr. Marchesi, 80,000 shares for Dr. McCormick, 200,000 shares for Dr. Papadopoulos, 70,000 shares for Dr. Poste, 100,000 shares for Dr. Willsey and 80,000 shares for Mr. Wyszomierski.

(3) The grant date fair value, as determined in accordance with FAS 123R, of the stock option awards granted during the year ended January 2, 2009 for each director listed in the table above was $780,147.

(4) Dr. McCormick also serves as a member of our Scientific Advisory Board. Dr. McCormick does not receive any additional compensation in consideration for such service.

Compensation Committee Interlocks and Insider Participation

During 2008, the Compensation Committee was comprised of Drs. Cohen, Marchesi and Willsey. None of the members of the Compensation Committee during 2008 has at any time been an officer or employee of Exelixis, except that Dr. Cohen served as our acting Chief Scientific Officer from December 1995 to April 1997 and was named as an officer of one of our former subsidiaries from 2001 through March 2005, for which he did not receive any compensation. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee of the Board, comprised of independent directors, has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement and, based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the our Annual Report on Form 10-K for the year ended January 2, 2009.

Compensation Committee:

Vincent Marchesi
Lance Willsey
Charles Cohen, Chairman

(1) The material in this section is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of Exelixis under the Securities Act of 1933 or the Securities Exchange Act of 1934, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

REPORT OF THE AUDIT COMMITTEE[(1)]

The Audit Committee of the Company's Board of Directors serves as the representative of the Board for (a) overseeing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, (b) reviewing the Company's financial reporting process and systems of internal accounting and financial controls, and (c) ensuring the independence of the outside auditors and the performance of an annual independent audit of the Company's financial statements. Each of the members of the Audit Committee is independent as defined under the listing standards of the NASDAQ Stock Market and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

The Audit Committee maintains a written charter that outlines its responsibilities. Management of the Company has primary responsibility for preparing the Company's consolidated financial statements, ensuring the integrity of such data and establishing the financial reporting process. Ernst & Young LLP, Exelixis' independent registered public accounting firm, is responsible for performing an annual audit of the Company's consolidated financial statements, reviewing the Company's unaudited interim financial statements and expressing an opinion as to the conformity of the annual financial statements with U.S. generally accepted accounting principles. The Audit Committee's responsibility is to oversee and review this process. Based on this background, the Audit Committee reports as follows:

1. The Audit Committee has reviewed and discussed Exelixis' audited consolidated financial statements as of and for the fiscal year ended January 2, 2009 with management and the independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee reviewed management's report on its assessment of the effectiveness of Exelixis' internal control over financial reporting and the independent registered public accounting firm's report on internal control over financial reporting. The Audit Committee has also discussed with management the process used to support the certifications of the Chief Executive Officer and Chief Financial Officer that are required in periodic reports filed by the Company with the SEC.

2. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed under generally accepted auditing standards in the United States, including those matters set forth in Statement of Auditing Standards No. 61, as amended, "Communication with Audit Committees" (Codification of Statements on Auditing Standards, AU Section 380), other standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), rules of the Securities and Exchange Commission and other applicable regulations.

3. The Audit Committee has received and reviewed the written disclosures and letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm its independence from the Company. The Audit Committee has also considered whether the provision of non-audit services to Exelixis by the independent registered public accounting firm is compatible with maintaining the independence of the independent registered public accounting firm. The Audit Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

4. Based on review and discussion of the matters set forth in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above

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(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not deemed to be incorporated by reference in any filing of Exelixis under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

and management's assessment of the effectiveness of the Company's internal control over financial accounting be included in the Company's Annual Report on Form 10-K for the year ended January 2, 2009 for filing with the SEC.

The Audit Committee has also selected Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending January 1, 2010 and has presented its selection to the Board to present to the stockholders for ratification.

Audit Committee:

Charles Cohen
Lance Willsey
Jack Wyszomierski (Chairman)

Proposal 2

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as Exelixis' independent registered public accounting firm for the fiscal year ending January 1, 2010. The Board, on behalf of the Audit Committee, has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements for each of the eight fiscal years in the period ended January 2, 2009. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as Exelixis' independent registered public accounting firm. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Exelixis and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

On Behalf of the Audit Committee, the Board of Directors Recommends a Vote in Favor of Proposal 2.

Principal Accountant Fees and Services

The aggregate fees billed by Ernst & Young LLP for the last two fiscal years for the services described below are as follows:

	Fiscal Year Ended	
	January 2, 2009	December 28, 2007(5)
Audit Fees (1)	$811,610	$896,660
Audit-related Fees (2)	57,800	79,314
Tax Fees (3)	55,000	—
All Other Fees (4)	1,500	1,500
Total Fees	$925,910	$977,474

(1) "Audit fees" consist of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

(2) "Audit-related fees" consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit fees." During fiscal 2008 and 2007, these services included consultations relating to various transactions of Exelixis.

(3) "Tax fees" include fees for tax compliance. No tax fees were billed during fiscal 2007.

(4) "All other fees" consist of fees for products and services other than the services described above. During fiscal 2008 and 2007, these fees related to an online subscription to an Ernst & Young LLP database.

(5) The actual amount paid in fiscal 2007 is different than the amount included in last year's proxy statement due to variations in the timing of billing cycles.

All fees described above were pre-approved by the Audit Committee. The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the independence of the independent registered public accounting firm.

Pre-Approval of Services

During 2008 and 2007, the Audit Committee of the Board pre-approved the audit and non-audit services to be performed by Exelixis' independent registered public accounting firm, Ernst & Young LLP. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. The Audit Committee pre-approves all audit and non-audit services rendered by Ernst & Young LLP, although the Audit Committee has not adopted a formal written policy for the pre-approval of audit and non-audit services. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, tax services and all other services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The Audit Committee or its chairman, whom the Audit Committee has designated as a one-person subcommittee with pre-approval authority, pre-approved all audit fees, audit-related fees, tax fees and other fees in 2008 and 2007. Any pre-approvals by the subcommittee must be and were presented to the Audit Committee at its next scheduled meeting.

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE EXELIXIS, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER BY 5,000,000 SHARES

The Board of Directors has approved an amendment to the Exelixis, Inc. 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan") to increase the number of shares of common stock reserved for issuance under the 2000 Purchase Plan by 5,000,000 shares (the "Purchase Plan Amendment"), subject to stockholder approval. The Purchase Plan Amendment is being proposed in order to avoid depletion of the shares reserved for issuance under the 2000 Purchase Plan and to provide ample opportunity for future grants to eligible employees under the 2000 Purchase Plan. As more fully described below, the Purchase Plan Amendment also terminates the annual automatic increase in the number of shares reserved for issuance under the 2000 Purchase Plan. As of March 18, 2009, 3,622,066 shares have been purchased under the 2000 Purchase Plan and only 27,934 shares remained available for purchases under the 2000 Purchase Plan without taking into account the proposed Purchase Plan Amendment. A total of 106,383,931 shares of our common stock were outstanding as of March 18, 2009. As of March 18, 2009, we had 669 U.S. employees, including officers, that were eligible to participate in the 2000 Purchase Plan.

The 2000 Purchase Plan was adopted by the Board of Directors in January 2000 and was approved by our stockholders in March 2000. The proposed Purchase Plan Amendment is intended to ensure that our compensation is competitive and that we are able to continue to provide sufficient equity incentives to attract and retain highly qualified and experienced employees and officers. The Board of Directors believes that approval of the Purchase Plan Amendment is in the best interests of Exelixis and its stockholders because the availability of an adequate reserve of shares under the 2000 Purchase Plan is an important factor in attracting, motivating and retaining qualified officers and employees essential to our success and in aligning their long-term interests with those of the stockholders.

During the fiscal year ended January 2, 2009, shares of our common stock were purchased for the persons and groups of persons set forth below in the amounts and at the weighted average prices per share under the Purchase Plan as follows: George A. Scangos purchased 0 shares; Michael M. Morrissey purchased 0 shares; Frank L. Karbe purchased 2,273 shares at a weighted average price per share of $6.56; Gisela M. Schwab purchased 2,273 shares at a weighted average price per share of $6.56; and Pamela A. Simonton purchased 0 shares; all current executive officers as a group purchased 4,546 shares at a weighted average price per share of $6.56; and all employees as a group purchased 1,050,262 shares at a weighted average price per share of $3.93.

The Board of Directors Recommends a Vote in Favor of Proposal 3.

2000 Employee Stock Purchase Plan

The following is a summary of the 2000 Purchase Plan and is qualified in its entirety by reference to the 2000 Purchase Plan, as amended by the Board of Directors on February 26, 2009, a copy of which is attached hereto as Appendix A.

Administration. Our Board of Directors administers the 2000 Purchase Plan unless it delegates administration to a committee. The Board of Directors has delegated the administration of the 2000 Purchase Plan to our Compensation Committee. Nevertheless, the Board of Directors has the final power to determine all questions of policy and expediency that may arise in the administration of the 2000 Purchase Plan. The Board of Directors (or the Compensation Committee) has the authority to construe, interpret and amend the 2000 Purchase Plan as well as to determine the terms of rights granted under the 2000 Purchase Plan.

Share Reserve—Proposed Amendment. The 2000 Purchase Plan initially authorized the issuance of 300,000 shares of our common stock pursuant to purchase rights granted to eligible employees. The number of shares of common stock initially reserved for issuance is automatically increased (the "Automatic Increase") on the last day of each of our fiscal years for ten years, starting in 2000, by a number of shares equal to the greater of:

- 0.75% of our outstanding shares on a fully-diluted basis; or
- that number of shares that have been issued under the 2000 Purchase Plan during the prior 12-month period.

The Automatic Increase was subject to reduction by the Board of Directors. Under the original terms of the 2000 Purchase Plan, the number of shares under the 2000 Purchase Plan attributable to the Automatic Increases was not to exceed 1,500,000 shares in the aggregate. Following an amendment to the 2000 Purchase Plan approved by the stockholders on April 22, 2005, the number of shares under the 2000 Purchase Plan attributable to the Automatic Increases was not to exceed 3,350,000 shares in the aggregate. Pursuant to the Automatic Increases, an additional 3,350,000 shares were made available for purchase under the 2000 Purchase Plan between 2000 and 2008. Under the proposed Purchase Plan Amendment, an additional 5,000,000 shares of our common stock will be made available for future purchases under the 2000 Purchase Plan, but the Automatic Increase provision will be terminated and therefore no additional shares will be made available for purchase without stockholder approval.

Eligibility. The 2000 Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code (the "Code"). The 2000 Purchase Plan provides a means by which eligible employees may purchase our common stock through payroll deductions. Generally, all of our full-time employees may participate in offerings under the 2000 Purchase Plan. However, no employee may participate in the 2000 Purchase Plan if immediately after we grant the employee a purchase right, such employee would have voting power over 5% or more of our outstanding capital stock. In addition, part-time or seasonal employees who are customarily employed for twenty hours or less per week or five months or less per calendar year are not eligible to participate in the 2000 Purchase Plan.

Offerings. The 2000 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. The Board of Directors has the authority to set the terms of an offering. It may specify offerings of up to 27 months and may specify shorter purchase periods within each offering. Each offering may have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. Most recently under the 2000 Purchase Plan, an offering commenced on November 15, 2008 and will end on May 22, 2009. The additional 5,000,000 shares that will be made available under the 2000 Purchase Plan upon approval of this Proposal 3 will be available for grants under the 2000 Purchase Plan in the offering period that commenced on November 15, 2008.

The 2000 Purchase Plan provides that the current offering will be followed by an offering that will commence on May 23, 2009 and will end on October 31, 2009. Thereafter, consecutive six-month offerings commence on each November 1 and May 1, with purchase dates on October 31 and April 30, respectively. An offering may be terminated under certain circumstances, including adverse changes in accounting rules. Common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

- 85% of the fair market value of a share on the first day of the offering; or
- 85% of the fair market value of a share on the purchase date.

The fair market value is the closing sales price (rounded up where necessary to the nearest whole cent) for our shares (or the closing bid, if no sales were reported) as quoted on the NASDAQ Global Select Market on the last trading day prior to the relevant determination date, as reported in *The Wall Street Journal.* As of April 2, 2009, the last reported sale price of our common stock as quoted on the NASDAQ Global Select Market was $4.91 per share.

The Board of Directors has determined that participating employees may authorize payroll deductions of up to 15% of their compensation for the purchase of stock under the 2000 Purchase Plan. Employees may end their participation in an offering at any time up to ten days before a purchase date. Their participation ends automatically on termination of their employment.

Other Limitations. A participant's right to purchase our common stock under the 2000 Purchase Plan, plus any other purchase plans that may be established by Exelixis or its affiliates, is limited. An employee may not accrue the right to purchase stock at a rate of more than $25,000 of the fair market value of our common stock for each calendar year in which the purchase right is outstanding. We determine the fair market value of our common stock, for the purpose of this limitation, as of the first day of an offering.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (i) the number of shares reserved under the 2000 Purchase Plan, and (ii) the number of shares and purchase limits of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, as described in the 2000 Purchase Plan, the surviving or acquiring corporation will either assume or substitute outstanding purchase rights. If the surviving or acquiring corporation refuses to assume or substitute such purchase rights, then, as determined by the Board of Directors in its discretion, such rights may continue in full force and effect or the participants' accumulated contributions may be used to purchase shares of our common stock immediately prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Duration, Amendment and Termination. The Board of Directors may suspend or terminate the 2000 Purchase Plan at any time. Unless terminated earlier, the 2000 Purchase Plan will terminate when all shares of common stock reserved for issuance under the 2000 Purchase Plan, as increased and/or adjusted from time to time, have been issued. The Board of Directors may amend the 2000 Purchase Plan at any time. However, except as to adjustments upon changes in securities or as to minor amendments to benefit the administration of the 2000 Purchase Plan, to take into account of legislation or to obtain or maintain favorable tax treatment, exchange control or regulatory treatment for participants, Exelixis or any of its affiliates, no amendment will be effective unless approved by our stockholders to the extent such stockholder approval is necessary for the 2000 Purchase Plan to satisfy Section 423 of the Code, Rule 16b-3 under the Exchange Act and any NASDAQ or other securities exchange listing requirements. Rights granted before amendment or termination of the 2000 Purchase Plan will not be impaired by such amendment or termination, except (i) as expressly provided in the 2000 Purchase Plan, (ii) with the consent of the participant or (iii) as necessary to comply with any laws or governmental regulations, including Section 423 of the Code.

Federal Income Tax Information. Rights granted under the 2000 Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares. If the stock is disposed of more than two years after the beginning of the offering period and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price or (ii) 15% of the fair market value of the stock as of the beginning of the offering period will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. At present, such capital gains generally are subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the purchase date over the purchase price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to Exelixis by reason of the grant or exercise of rights under the 2000 Purchase Plan. Exelixis is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

Proposal 4

Approval of the Amendment and Restatement of the Exelixis, Inc. 2000 Equity Incentive Plan

The Board of Directors has approved the amendment and restatement of the Exelixis, Inc. 2000 Equity Incentive Plan (the "2000 Equity Plan"), subject to stockholder approval. The main purposes of the amendment and restatement are to (i) extend the term of the plan by three years; (ii) terminate the annual automatic increase in the number of shares reserved for issuance under the 2000 Equity Plan; (iii) increase the number of shares reserved for issuance under the 2000 Equity Plan by 4,000,000 shares; and (iv) comply with guidelines for equity compensation plans established by certain stockholders.

If the stockholders approve the amendment and restatement of the 2000 Equity Plan, it will become effective on the date of the 2009 Annual Meeting. If the stockholders fail to approve this Proposal 4, the 2000 Equity Plan will remain as is without any changes thereto and the 2000 Equity Plan will terminate on January 26, 2010. After carefully forecasting our anticipated growth rate for the next few years, we believe that the shares currently remaining available for grant under the 2000 Equity Plan plus the additional 4,000,000 shares that will be reserved for issuance if Proposal 4 is approved will be sufficient for approximately three years worth of option grants under our current compensation program. Therefore, if Proposal 4 is approved, we currently anticipate returning to our stockholders in 2012 to seek approval of an increase in the shares reserved for issuance under the 2000 Equity Plan and to extend the term of the 2000 Equity Plan.

The Board of Directors believes that the amendment and restatement of the 2000 Equity Plan will serve a critical role in attracting and retaining directors, officers, employees and consultants and in motivating these individuals to strive to meet our goals. Therefore, our Board of Directors urges you to vote to approve the amendment and restatement of the 2000 Equity Plan.

Reasons to Amend and Restate the 2000 Equity Plan

Equity Compensation is an Important Part of Our Compensation Philosophy. As discussed in "Compensation of Executive Officers—Compensation Discussion and Analysis" beginning on page 45 of this proxy statement, long-term compensation in the form of stock option grants has historically been a key element of our compensation program. The ability to grant stock options, and potentially restricted stock and other share-based awards, has enabled us to attract and retain the high quality employees necessary for our success. Such stock option awards have also allowed us to link incentive rewards to company performance, to encourage employee ownership in our common stock and to align the interest of employees with those of our common stockholders.

Our 2000 Equity Plan is Expiring. In January 2010, the 2000 Equity Plan will expire and we will not be able to issue equity awards to our employees unless this Proposal 4 is approved to extend the term of the 2000 Equity Plan. Stock-based awards, and specifically stock options (but increasingly other forms of equity compensation), are a common form of compensation within our industry, and stock options are typically granted broadly throughout our organization. While we could increase cash compensation if we are unable to grant equity incentives, we anticipate that we will have difficulty attracting, retaining, and motivating our employees if we are unable to make stock option or other equity grants to them and increasing cash compensation would reduce the resources available to fund our operations.

The 2000 Equity Incentive Plan, as Amended and Restated, Combines Compensation and Governance Best Practices. Subject to stockholder approval, the amendment and restatement of the 2000 Equity Plan will include the following changes:

- extend the term of the 2000 Equity Plan so that instead of terminating on January 26, 2010, the Plan shall terminate on January 26, 2013 unless sooner terminated by the Board of Directors;
- terminate the annual automatic increase in the number of shares reserved for issuance under the 2000 Equity Plan so that no additional automatic increases are made to the share reserve;

- increase the number of shares reserved for issuance under the 2000 Equity Plan by 4,000,000 shares;
- provide that the exercisability or vesting of any awards granted under the 2000 Equity Plan may only be accelerated in the event of death, disability, retirement or change in control;
- provide that awards granted to non-employee directors must be granted by a committee comprised solely of "outside directors";
- provide that neither the Board of Directors nor any committee appointed by the Board of Directors shall have the authority to: (i) reduce the exercise price of any outstanding options under the Plan, or (ii) cancel any outstanding options that have an exercise price or strike price greater than the current fair market value of our common stock in exchange for cash or other stock awards under the Plan, unless the stockholders of Exelixis have approved such an action within twelve months prior to such an event;
- provide that the exercise price of each nonstatutory stock option shall be not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted, unless such option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code;
- provide an exception to the acceleration provision above in the form of a cap equal to 10% of the total number of shares reserved for issuance under the 2000 Equity Plan on the number of awards which do not meet the foregoing acceleration provision; and
- provide that stockholder approval shall be required for any amendment of the 2000 Equity Plan that either (i) materially increases the number of shares of common stock available for issuance under the 2000 Equity Plan, (ii) materially expands the class of individuals eligible to receive stock awards under the 2000 Equity Plan, (iii) materially increases the benefits accruing to participants under the 2000 Equity Plan or materially reduces the price at which shares of common stock may be issued or purchased under the 2000 Equity Plan, (iv) materially extends the term of the 2000 Equity Plan, or (v) expands the types of stock awards available for issuance under the 2000 Equity Plan.

We strongly believe that our equity compensation program and emphasis on employee stock ownership have been integral to our success to date and that they will continue to play a key role in our ability to strive for consistently superior performance in the years ahead. Our equity program is critical to our ability to bring top-notch talent to Exelixis and to reward individual employee performance that results in stockholder value. Therefore, we consider approval of the amendment and restatement of the 2000 Equity Plan vital to our continued success.

The Board of Directors Recommends a Vote in Favor of Proposal 4.

Amended and Restated 2000 Equity Incentive Plan

The following is a summary of the 2000 Equity Plan and is qualified in its entirety by reference to the 2000 Equity Plan, as amended and restated by the Board of Directors on February 26, 2009, a copy of which is attached hereto as Appendix B.

Background and Purpose. The terms of the 2000 Equity Plan provide for the grant of stock options, stock bonuses and restricted stock purchase awards. The purpose of the 2000 Equity Plan is to provide a means by which employees, directors, and consultants may be given an opportunity to purchase our common stock to assist in retaining the services of the group of persons eligible to receive stock awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of Exelixis and its affiliates.

Administration. The plan is administered by our Board of Directors, or a committee appointed by the Board of Directors which determines recipients and types of stock awards to be issued, including number of shares under the stock award and the exercisability of the stock award, and also has the power to construe, interpret and amend the 2000 Equity Plan. The Board of Directors has delegated the administration of the 2000 Equity Plan to our Compensation Committee. Nevertheless, the Board of Directors has the final power to determine all questions of policy and expediency that may arise in the administration of the 2000 Equity Plan. The Board of Directors (or the Compensation Committee) has the authority to construe, interpret and amend the 2000 Equity Plan as well as to determine the terms of awards granted under the 2000 Equity Plan. If Proposal 4 is approved, the exercisability or vesting of any awards granted under the 2000 Equity Plan may only be accelerated in the event of death, disability, retirement or change in control, subject to certain exceptions as set forth below, and awards to non-employee directors must be granted by a committee comprised solely of outside directors.

Share Reserve. The 2000 Equity Plan initially authorized the issuance of 3,000,000 shares. The number of shares of common stock initially reserved for issuance is automatically increased (the "Automatic Increase") on the last day of each of our fiscal years for ten years, starting in 2000, by a number of shares equal to the greater of:

- 5% of our outstanding shares on a fully-diluted basis; or
- that number of shares subject to stock awards granted under the 2000 Equity Plan during the prior 12-month period.

The automatic increase was subject to reduction by the Board of Directors, and Automatic Increase for incentive stock options were not to exceed an aggregate of 30,000,000 shares over the term of the plan. Pursuant to the Automatic Increases, an additional 36,161,277 shares were made available for purchase under the 2000 Equity Plan between 2000 and 2008. Pursuant to the amendment and restatement of the 2000 Equity Plan, the Automatic Increase provision will be terminated and therefore no additional shares will be made available for grant without stockholder approval. Additionally, if the amendment and restatement of the 2000 Equity Plan is approved, the number of shares reserved for issuance under the 2000 Equity Plan will be increased by 4,000,000 shares.

If the recipient of a stock award does not purchase the shares subject to his or her stock award before the stock award expires or otherwise terminates, the shares that are not purchased will again become available for issuance under the 2000 Equity Plan, except that if the stockholders approve Proposal 5, those shares issuable pursuant to options that are surrendered as part of the option exchange program will not again become available for issuance under the 2000 Equity Plan. Likewise, if the recipient of a stock award terminates his or her service to us, any unvested shares that we repurchase will again become available for issuance under the 2000 Equity Plan for all awards other than incentive stock options.

Eligibility. The Board of Directors may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The Board of Directors also may grant nonstatutory stock options, stock bonuses and restricted stock purchase awards to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates. As of March 18, 2009, we had 664 employees, directors and consultants that were eligible to participate in the 2000 Equity Plan.

Under certain conditions the Board of Directors may grant an incentive stock option to a person who owns or is deemed to own stock possessing more than 10% of our total combined voting power or the total combined voting power of an affiliate of ours. In such a case, the exercise price of any such options must be at least 110% of the fair market value of the stock on the grant date, and the option term must be five years or less.

Since the 2000 Plan was originally approved, options under the 2000 Equity Plan have been granted in the amounts as follows: George Scangos: 3,650,000 shares; Michael Morrissey: 1,180,000 shares; Frank Karbe: 845,000 shares; Gisela Schwab: 494,000 shares; Pamela Simonton: 665,000 shares; all current executive officers as a group: 8,275,375 shares; all current non-employee directors as a group: 100,000 shares; and all current employees (excluding executive officers) as a group: 15,110,219 shares.

Option Terms. The Board of Directors may grant incentive stock options with an exercise price of 100% or more of the fair market value of a share of our common stock on the grant date, and subject to approval of Proposal 4, the exercise price of nonstatutory stock options must also be 100% or more of the fair market value of a share of our common stock on the grant date.

The maximum option term is ten years. Subject to this limitation, the Board of Directors may provide for exercise periods of any length with respect to individual option grants. An option generally terminates three months after the optionholder's service to us or one of our affiliates terminates. If this termination is due to the optionholder's disability, the exercise period generally is extended to 12 months. If termination is due to the optionholder's death or if the optionholder dies within three months of the date on which his or her service terminates, the exercise period generally is extended to 18 months following the optionholder's death.

The Board of Directors may provide for the transferability of nonstatutory stock options but not incentive stock options. However, the optionholder may designate a beneficiary to exercise either type of option in the event of the optionholder's death. If the optionholder does not designate a beneficiary, the optionholder's option rights will pass by his or her will or by the laws of descent and distribution.

Terms of Other Stock Awards. The Board of Directors determines the purchase price of other stock awards. The Board of Directors may award stock bonuses in consideration of past services without a purchase payment. Shares that we sell or award under our 2000 Equity Plan may, but need not, be restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the Board of Directors determines. The Board of Directors, however, may accelerate the vesting of the restricted stock.

Repricing. The 2000 Equity Plan, as amended and restated, expressly provides that, without the approval of the stockholders within 12 months prior to such event, the Board of Directors shall not have the authority to reduce the exercise price of any outstanding stock awards under the plan or cancel any outstanding stock awards that have an exercise price or strike price greater than the current fair market value of the common stock in exchange for cash or other stock awards under the 2000 Equity Plan.

Other Provisions. Transactions that do not involve our receipt of consideration, including a merger, consolidation, reorganization, stock dividend and stock split, may trigger a change in the class and number of shares subject to the 2000 Equity Plan and to outstanding awards. In that event, the Board of Directors will appropriately adjust the 2000 Equity Plan as to the class and the maximum number of shares subject to the 2000 Equity Plan and the cap on the number of shares available for incentive stock options. It will also adjust outstanding awards as to the class, number and price of shares subject to such awards.

Vesting. Shares subject to awards under the 2000 Equity Plan shall generally vest in accordance with the stock award agreement for such stock award.

Effect of a Merger on Stock Awards. If we dissolve or liquidate, then our outstanding stock awards will terminate immediately prior to such event. However, we treat outstanding stock awards differently in the following change in control situations:

- a sale, lease or other disposition of all or substantially all of our assets;
- a merger or consolidation in which we are not the surviving corporation;
- a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property; and
- an acquisition of the beneficial ownership of our securities representing at least 50% of the combined voting power entitled to vote in the election of our directors.

In these situations, any surviving entity may either assume or replace all outstanding awards under the 2000 Equity Plan. Otherwise, the vesting and exercisability of outstanding awards held by participants whose continuous service has not terminated at the time of the transaction will accelerate.

If a participant's service is either involuntarily terminated without cause or voluntarily terminated for good reason within the period of time beginning one month before and ending 13 months after a change in control, then the vesting of an award (and, if applicable, the exercisability of the award) will accelerate by one year.

Plan Termination. The 2000 Equity Plan will terminate on January 26, 2010 unless this Proposal 4 is approved and the term is extended to January 26, 2013.

U.S. Federal Income Tax Consequences

The information set forth below is a summary only and does not purport to be complete. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The 2000 Equity Plan is not qualified under the provisions of Section 401(a) of the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on its generation of taxable income.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of a nonstatutory stock option where the option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is employed by us or one of our affiliates, that income will be subject to withholding tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Incentive Stock Options

The 2000 Equity Plan provides for the grant of stock options that qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an incentive stock option. If the optionee holds a share received on exercise of an incentive stock option for more than two years from the date the option was granted and more than one year from the date the option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an incentive stock option before the end of the required holding period, which is referred to as a disqualifying disposition, the optionee generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the incentive stock option was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an incentive stock option exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an incentive stock option is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

Exelixis is not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the required holding period. If there is a disqualifying disposition of a share, however, Exelixis is allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, subject to Section 162(m) of the Code and provided that amount constitutes an ordinary and necessary business expense for Exelixis and is reasonable in amount, and either the employee includes that amount in income or Exelixis timely satisfies its reporting requirements with respect to that amount.

Stock Bonuses and Restricted Stock Awards

Generally, the recipient of a stock bonus or restricted stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Exelixis will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

New Plan Benefits

We cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers, directors, and employees under the 2000 Equity Plan since awards under the 2000 Equity Plan are determined by the Board of Directors or the Compensation Committee in its discretion. The table below sets forth information about stock options granted under our 2000 Equity Plan to the Named Executive Officers as reported in the Summary Compensation Table included herein, all current executive officers as a group, all non-employee directors as a group, and all non-executive employees and consultants as a group in 2008. On April 2, 2009, the last reported sale price of our common stock as quoted on the NASDAQ Global Select Market was $4.91 per share.

Awards Granted in Fiscal 2008 under the 2000 Equity Plan

Name	Number of Securities Underlying Options Granted	Weighted Average Exercise Price Per Share for Options ($)
George A. Scangos, Ph.D.	200,000	5.04
Michael M. Morrissey, Ph.D.	50,000	5.04
Frank L. Karbe	50,000	5.04
Gisela M. Schwab, M.D.	50,000	5.04
Pamela A. Simonton, J.D., LL.M	50,000	5.04
Executive Group (8 persons)	735,000	5.56
Non-Executive Director Group (9 persons)	—	—
Non-Executive Officer Employee and Consultant Group (801 persons)	4,329,068	7.31

Proposal 5

Approval of a Proposed Stock Option Exchange Program

Overview

On February 26, 2009, the Board of Directors authorized a stock option exchange program, which stock option exchange program is subject to the approval by a special committee of the Board of Directors (the "Special Committee") of the final terms of the exchange program and is also subject to stockholder approval. The stock option exchange program, if approved, will permit our eligible employees to exchange stock options that have been outstanding for at least 18 months with exercise prices greater than the highest closing price of our common stock as quoted on the NASDAQ Global Select Market for the 52 preceding weeks (which was $7.97 as of March 18, 2009) for a reduced number of replacement stock options with an exercise price equal to the fair market value of our common stock at the time of the exchange. Such replacement stock options are to be granted under the 2000 Equity Plan. The exercise price threshold is intended to ensure that only outstanding stock options that for the past year have been, and now are substantially "out of the money" are eligible for the exchange program. On April 2, 2009 the last reported sale price of our common stock as quoted on the NASDAQ Global Select Market was $4.91 per share.

While the 2000 Equity Plan does not specifically require us to seek stockholder approval for the proposed stock option exchange program, the Board of Directors and Special Committee believes that it is appropriate to seek stockholder approval for the exchange program. The stock option exchange program will not take place unless it is approved by the stockholders and if stockholder approval is not obtained, currently outstanding options will remain outstanding and in effect in accordance with their existing terms. If approved by the stockholders, the exchange program will be open to all employees of Exelixis and any of its subsidiaries that the Special Committee designates for inclusion; however, members of the Board of Directors, each of the Named Executive Officers as reported in the Summary Compensation Table, consultants to Exelixis and Exelixis employees based outside the United States will not be eligible to participate. The eligible options that are surrendered and cancelled under the program will not be added to the share reserve of the 2000 Equity Plan.

The exchange ratios of shares subject to eligible options cancelled to shares subject to replacement stock options issued will generally range from 1.5-to-1 to 100-to-1, depending on the stock price at the time of commencement of the exchange offer. These exchange ratios are intended to result in the issuance of replacement stock options that, in the aggregate, have a fair value estimated to be less than the fair value of the cancelled options they replace as of the date of the exchange offer, determined using the Black-Scholes-Merton option-pricing model, which we believe is the most appropriate method for determining the estimated fair value of all our equity awards. The Special Committee retains the discretion to adjust the exchange ratios if there is a significant change in the market price of Exelixis common stock preceding the start of the exchange program or if our Special Committee decides to reduce the expected compensation expense associated with the exchange program, and approval of this Proposal 5 includes approval of the exercise of that discretion. Because the exact number of eligible options and the exact exchange ratios cannot be determined until shortly before the start of the exchange program, for purposes of illustration in this Proposal 5, it is assumed that the exchange program commenced on March 18, 2009.

The replacement stock options will be incentive stock options to the extent the requirements of Section 422 of the Code are satisfied. The term of each replacement stock option shall be the weighted average remaining contractual term of the options eligible for cancellation, which would be 6.18 years as of March 18, 2009. Replacement options that are granted in exchange for fully vested surrendered options shall be 100% vested on the one-year anniversary following the date the replacement options are granted. Replacement options that are granted in exchange for surrendered options that are not fully vested shall be 33% vested on the one-year anniversary following the date the replacement options are granted and the balance of the shares shall vest in a series of twenty-four successive equal monthly installments.

Exelixis believes that the exchange program, if approved by the stockholders, will permit Exelixis:

- to meaningfully reduce the option "overhang" represented by outstanding options that have high exercise prices, that no longer incentivize their holders to remain as our employees, and that may be viewed by investors as potentially dilutive; and
- to re-incentivize the employees who participate in the exchange program by issuing them replacement stock options that will vest over a period of not less than one year following the exchange if they remain employed with Exelixis.

We believe that the stock option exchange program is an important component of our strategy to maintain an equity compensation program that successfully motivates employees.

Background

When the Compensation Committee approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is typically equal to or greater than the market price of a share of our common stock on the date the option is granted. Thus, an employee receives value only if he or she exercises an option and later sells the purchased shares at a price that exceeds the option's exercise price.

The market price of Exelixis common stock, along with that of many other life science companies, has been significantly impacted by the economic downturn and deterioration of the capital markets. We have continued to focus on our business strategy to leverage our biological expertise and integrated drug discovery capabilities to generate a pipeline of diverse development compounds with first-in-class or best-in-class potential that fulfill unmet medical needs in the treatment of cancer and potentially other serious diseases. We believe that this strategy, if successful, will lead to increased shareholder value. We have refined our strategy to reflect the prolonged economic downturn and the deterioration of the capital markets. In particular, we are focused on ensuring that our expenses are in line with our cash resources, with the goal of being able to operate independently of the capital markets for a substantial period of time. Our strategy is centered around three principal elements:

- Focus development—While we have historically pursued an approach to drug discovery intended to generate a significant number of development candidates to fill our pipeline, for the foreseeable future we intend to direct our discovery efforts more towards generating development candidates under existing and future discovery collaborations with third parties. Our objective is to fund a significant portion of our discovery costs by entering into such collaborations. We are also focusing our later stage clinical development efforts on a limited number of programs. We believe that the most attractive compounds to develop ourselves or to co-develop with a partner have a lower-cost, lower-risk route to the market, usually for a niche indication, with the possibility of substantially expanding the market into major indications. Our most advanced clinical asset, XL184, which we are co-developing with Bristol-Myers Squibb, represents such a compound. We expect particularly to focus our later stage development efforts on XL184, which is being studied in a variety of tumor types, with the goal of rapidly commercializing the compound.
- Partner compounds—We are seeking new collaborations with leading pharmaceutical and biotechnology companies for the development and ultimate commercialization of some of our preclinical and clinical assets, particularly those drug candidates for which we believe that the capabilities and bandwidth of a partner can accelerate development and help to fully realize their therapeutic and commercial potential. Collaborations also provide us with a means of shifting a portion or all of the development costs related to such drug candidates. Consistent with this element of our strategy, in December 2008 we entered into a worldwide collaboration with Bristol-Myers Squibb on two of our cancer programs: one associated with XL184 and the other associated with XL281. We expect that over the next several years an increasingly greater portion of our development expenses will be funded by our partners.

- Control costs—We are committed to managing our costs. In November 2008, we implemented a restructuring that resulted in the reduction of approximately 10% of our workforce. In addition, our Board approved employee bonuses and option grants for 2008 in amounts less than target and did not adjust base salaries or target bonus levels for any of our employees, including our Named Executive Officers, for 2009. We will continue to analyze our expenses to ensure that they are not disproportionate to our cash resources. We will also continue to be selective with respect to funding our clinical development programs. We have also established definitive "go/no-go" criteria with respect to our development programs to ensure that we commit our resources only to those programs with the greatest commercial and therapeutic potential. For example, we are conducting limited studies on XL019 and XL228 with the goal of making decisions to continue or halt development of these compounds during 2009. In addition, in late 2008 we discontinued development of XL820 and XL844. In the second half of 2008, we also decided not to invest any additional Exelixis resources in the development of XL647. To control costs, we may decide in the future to pursue collaborations for the development of drug candidates that we had initially determined to develop ourselves. We also retain the right to opt-out of the development of certain drug candidates that we are currently co-developing with partners.

The measures described above have only had a limited impact on the price of our stock to date. Consequently, many of our employees hold options with exercise prices significantly higher than the current market price of our common stock. We consider our employees an important component of current and ultimate success. Many of our employees are scientists, researches, and other skilled specialists who are working on important multi-year research and development projects and would be difficult to replace.

As of March 18, 2009, eligible employees held options for approximately 8,958,903 shares with exercise prices ranging from $7.98 per share to $45.00 per share, while the last reported sale price of our common stock as quoted on the NASDAQ Global Select Market on April 2, 2009 was $4.91 per share. We believe that to enhance long-term stockholder value we need to maintain competitive employee compensation and incentive programs, and that an equity stake in our success is a critical component of these programs. Options that are "out of the money" are no longer effective as performance and retention incentives. We believe that the exchange program will provide us with a renewed opportunity to give eligible employees an economic stake in our future growth and success.

Many of the eligible options have been out of the money for an extended period of time and, therefore, have not been exercised by our employees. As a result, we have developed a significant stock option "overhang" consisting of options that we believe are not serving their intended purpose of incentivizing employees. The exchange program is designed to significantly reduce this "overhang." The eligible options that are surrendered and cancelled under the program will not be added to the share reserve of the 2000 Equity Plan.

Description of the Exchange Program

Implementation of the Exchange Program

The Board of Directors authorized the exchange program on February 26, 2009, subject to Special Committee approval of the final terms of the exchange program and also subject to stockholder approval. The terms of the exchange program as approved by the Special Committee are described in this Proposal 5. At the start of the exchange program, eligible employees holding eligible stock options will receive a written offer to exchange that will set forth the precise terms and timing of the exchange program. Eligible employees will be given at least 20 business days to elect to surrender their eligible stock options in exchange for replacement stock options. Before or at the start of the exchange program, we will file the offer to exchange with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to obtain the offer to exchange and other documents filed by us with the SEC free of charge from the SEC's website at www.sec.gov.

Provided that stockholder approval is obtained, the exchange program will commence, if at all, within 12 months of the date stockholders approve the exchange program, with the actual start date determined by the

Special Committee. However, even if the exchange program is approved by the stockholders, the Special Committee will retain the authority, in its discretion, not to commence the exchange program or to terminate the exchange program at any time prior to the expiration of the election period under the exchange program.

Eligible Options

As of March 18, 2009 there were options to purchase approximately 24,660,021 shares of our common stock outstanding under all of our equity incentive plans at a weighted average exercise price of $9.46 per share and with a weighted average remaining life of 6.62 years. Of these, options to purchase approximately 8,958,903 shares of common stock that have been outstanding for at least 18 months, having exercise prices equal to or greater than $7.98, are held by eligible employees and would be eligible for exchange under the exchange program. If 100% of the eligible options are exchanged and replacement stock options are granted in accordance with the exchange ratios described under "Exchange Ratios" below, the number of shares underlying outstanding options, after accounting for the replacement stock options granted under the exchange program, would be reduced by approximately 3,711,754 shares, representing approximately 3.5% of the number of shares of our common stock issued and outstanding as of March 18, 2009.

As of March 18, 2009, options for approximately 15,701,118 shares of our common stock that would be ineligible for the exchange program were outstanding under all of our equity incentive plans at a weighted average exercise price of $8.48 per share and with a weighted average remaining life of 7.10 years.

Eligible Employees

The exchange program will be open to all persons who, at the start of the exchange program, are employed by Exelixis and those of Exelixis' subsidiaries that are designated for participation by the Special Committee. Members of the Board of Directors, Named Executive Officers as reported in the Summary Compensation Table, consultants to Exelixis and Exelixis employees based outside the United States will not be able to participate. As of March 18, 2009, eligible options were held by approximately 517 eligible employees. As of March 18, 2009, we had a total of 664 employees.

In addition to being employed at the start of the exchange program, an employee must continue to be employed by Exelixis or one of Exelixis' designated subsidiaries on the date the surrendered options are cancelled and replacement stock options are granted in exchange for them. Any employee holding eligible options who elects to participate in the exchange program but whose employment terminates for any reason before the date the replacement stock options are granted, including voluntary resignation, retirement, involuntary termination, layoff, death or disability, would retain his or her eligible options subject to their existing terms.

Exchange Ratios

Our intent is to establish exchange ratios that will result in the issuance of replacement stock options in the exchange program with a fair value, in the aggregate, estimated to be less than the fair value of the stock options surrendered in the exchange program, determined using the Black-Scholes-Merton option-pricing model, which we believe is the most appropriate method for determining the estimated fair value of all our equity awards. For this purpose, we used the following factors: (i) the option's exercise price; (ii) an assumed value of $4.58 per share of our common stock; (iii) an expected volatility of our common stock price of 67%; (iv) a term calculated using the relationship between the remaining contractual life of the stock option and the price of the stock option as compared to the current fair market value of Exelixis common stock; (v) risk-free interest rates ranging from 0.69% to 3.02% (depending on the term of the option); and (vi) no expected dividends. We then established three exchange ratios based on the average fair value of the eligible options having exercise prices within a specified range for each ratio, as compared to the assumed fair value of one share of Exelixis common stock underlying a replacement stock option to be issued in the exchange program. For this purpose, we assumed fair values between $2.24 and $2.34 per share.

The following table sets forth the three exchange ratios as well as the total number of shares underlying eligible options for each ratio (as of March 18, 2009) and the maximum number of replacement stock options that may be issued with respect to such eligible options in the exchange program:

Exercise Price Range	Weighted Average Exercise Price	Weighted Average Remaining Life	Total Shares Underlying Options	Exchange Ratio: Surrendered Shares per Replacement Stock Option	Total Replacement Stock Options to be Granted(1)
$7.98-$12.00	$9.44	6.84	7,487,965	1.5-to-1	4,991,977
$12.01-$18.96	$14.64	3.46	1,001,930	4-to-1	250,483
$18.97-$45.00	$31.91	1.48	469,008	100-to-1	4,690

(1) Assuming 100% participation in the exchange program.

The total number of shares of common stock issuable upon exercise of replacement stock options a participating employee will receive with respect to a surrendered eligible option will be determined by dividing the number of shares underlying the surrendered option by the applicable exchange ratio and rounding to the nearest whole share. For example, if an eligible employee holds an option to purchase 1,000 shares of Exelixis common stock at an exercise price of $15.00 per share, he or she would be entitled to exchange that option for a replacement stock options to purchase 250 shares of Exelixis common stock, with such replacement stock option having an exercise price equal to the fair market value of our common stock at the time of the exchange (i.e., after applying the applicable 4-to-1 exchange ratio set forth in the table above).

Special Committee Adjustment

The Board of Directors authorized the Special Committee to adjust the threshold for options eligible to participate in the exchange program if there is a significant change in the market price for Exelixis' common stock preceding the start of the exchange program. The Special Committee also retains the discretion to adjust the exchange ratios if there is a significant change in the market price of our common stock preceding the start of the exchange program in comparison to the average market price used in determining the exchange ratios set forth in the table above, or if the Special Committee decides to reduce the expected compensation expense associated with the exchange program. If the Special Committee adjusts the exchange ratios, it will do so to cause the exchange to result in the excess of the fair value of the replacement stock options over the fair value of the stock options surrendered to be no greater than the excess based on the exchange ratios set forth in the table above, determined using the same valuation methodologies as were used to determine the exchange ratios set forth in the table above.

Election to Participate

Participation in the exchange program will be voluntary. Eligible employees will have at least 20 business days from the start of the offer to exchange to determine whether they wish to participate.

Vesting of Replacement Stock Options

Replacement stock options issued in the exchange program will be completely unvested when granted and will become vested on the basis of the participant's continued employment with us or one of our subsidiaries. Replacement options that are granted in exchange for fully vested surrendered options shall be 100% vested on the one-year anniversary following the date the replacement options are granted. Replacement options that are granted in exchange for surrendered options that are not fully vested shall be 33% vested on the one-year anniversary following the date the replacement options are granted and the balance of the shares shall vest in a series of twenty-four successive equal monthly installments. A participant in the exchange program will forfeit any replacement stock options received that remain unvested when his or her employment with us or one of our subsidiaries terminates for any reason. Replacement options that are granted in exchange for surrendered options that are not fully vested shall be 33% vested on the one-year anniversary following the date the replacement options are granted and the balance of the shares shall vest in a series of twenty-four successive equal monthly installments.

Other Terms and Conditions of Replacement Stock Options

To the extent the requirements of Section 422 of the Code are satisfied, replacement stock options issued in the exchange program will be incentive stock options granted pursuant to the 2000 Equity Plan. Under the Code, the holder of an incentive stock option generally is not subject to ordinary income tax upon the grant or exercise of an incentive stock option. Each replacement stock option represents a right to acquire one share of our common stock at a fixed exercise price. The term of each replacement stock option shall equal the weighted average remaining term of all surrendered options. Employees generally will recognize taxable income upon the exercise of replacement stock options, and the taxable income is subject to income and employment tax withholding. All other terms and conditions of the replacement stock options issued in the exchange program will be substantially the same as those that apply generally to stock options granted under the 2000 Equity Plan, as may be amended and restated as described in Proposal 4 above.

Potential Modification to Exchange Program Terms to Comply with Governmental Requirements

The terms of the exchange program will be described in an offer to exchange we will file with the SEC. Although we do not anticipate that the SEC will require us to materially modify the terms of the offer to exchange, it is possible that we may need to alter the terms of the exchange program to comply with SEC comments.

U.S. Federal Income Tax Consequences

We anticipate the exchange of eligible options for replacement stock options pursuant to the exchange program will be treated as a non-taxable exchange and neither we nor any of our U.S. employees will recognize any income for U.S. federal income tax purposes based upon the surrender of eligible options and the grant of replacement stock options.

Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an incentive stock option. If the optionee holds a share received on exercise of an incentive stock option for more than two years from the date the option was granted and more than one year from the date the option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an incentive stock option before the end of the required holding period, which is referred to as a disqualifying disposition, the optionee generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the incentive stock option was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an incentive stock option exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an incentive stock option is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

Exelixis is not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the required holding period. If there is a disqualifying disposition of a share, however, Exelixis is allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, subject to Section 162(m) of the Code and provided that amount constitutes an ordinary and necessary business expense for Exelixis and is reasonable in amount, and either the employee includes that amount in income or Exelixis timely satisfies its reporting requirements with respect to that amount.

Accounting Treatment

We account for share-based payments under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS No. 123(R). Under SFAS No. 123(R), we will recognize the incremental compensation cost of the replacement stock options granted in the exchange. The incremental compensation cost will be measured as the excess, if any, of the fair value of each award of replacement stock options granted to employees in exchange for surrendered stock options, measured as of the date the replacement stock options are granted, over the fair value of the stock options surrendered in exchange for the replacement stock options, measured immediately prior to the cancellation. This incremental compensation cost will be recognized ratably over the vesting period of the replacement stock options.

New Plan Benefits

Because the decision whether to participate in the exchange program is completely voluntary, we are unable to predict which or how many employees will elect to participate, how many eligible options will be surrendered for exchange, or how many replacement stock options may be issued. As indicated above, members of the Board of Directors, executive officers and consultants of Exelixis and Exelixis employees based outside the United States are not eligible to participate in the exchange program.

Effect on Stockholders

We have designed the proposed exchange program so that the replacement stock options will, in the aggregate, have a fair value estimated to be less than the fair value of the cancelled options they replace as of the date of the exchange offer. The exchange program is intended to restore competitive and appropriate equity incentives for our employees and those of our subsidiaries and to reduce our existing overhang. While we cannot predict which or how many employees will elect to participate in the exchange program, assuming that 100% of eligible employees participate in the exchange program and that the exchange ratios described in the table set forth under "Exchange Ratios" above are applied, eligible options exercisable in exchange for approximately 8,958,903 shares as of March 18, 2009 would be surrendered and cancelled, while stock options exercisable in exchange for 5,247,149 shares would be issued, resulting in a net reduction in our overhang of approximately 3,711,754 shares.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of January 2, 2009 with respect to all of Exelixis' equity compensation plans in effect as of January 2, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
2000 Equity Incentive Plan (1)	23,168,619	$ 9.62	12,811,726
2000 Non-Employee Directors' Stock Option Plan (2)	770,000	10.78	2,843,906
2000 Employee Stock Purchase Plan (3)	—	—	27,934
1994 Employee, Director and Consultant Stock Option Plan & 1997 Equity Incentive Plan (4)	198,167	10.43	—
1997 Agritope Stock Award Plan (5)	4,400	16.87	—
Equity compensation plans not approved by stockholders:			
401(k) Retirement Plan (6)	—	—	689,468
Total	24,141,186	$ 9.67	16,373,034

All of the above equity compensation plans, other than our 401(k) Retirement Plan, were adopted with the approval of our security holders.

(1) In January 2000, we adopted the 2000 Equity Plan to replace the 1997 Plan (described below in note 4). A total of 3.0 million shares of Exelixis common stock were initially authorized for issuance under the 2000 Equity Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: (i) 5% of our outstanding shares on a fully-diluted basis and (ii) that number of shares subject to stock awards granted under the 2000 Equity Plan during the prior 12-month period. The Board of Directors may, however, provide for a lesser number at any time prior to the calculation date. If Proposal 4 is approved, this automatic share increase provision will be removed from the 2000 Equity Plan.

(2) In January 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan, or the Director Plan. The Director Plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors. A total of 0.5 million shares of our common stock were initially authorized for issuance under the Director Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: (i) 0.75% of our outstanding shares on a fully-diluted basis and (ii) that number of shares subject to options granted under the Director Plan during the prior 12-month period. The Board of Directors may, however, provide for a lesser number at any time prior to the calculation date.

(3) In January 2000, we adopted the 2000 Purchase Plan. The 2000 Purchase Plan was amended in April 2005 to increase the total number of shares issuable under the 2000 Purchase Plan. The 2000 Purchase Plan allows for qualified employees (as defined in the 2000 Purchase Plan) to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each purchase period. A total of 0.3 million shares of common stock were initially authorized for issuance under the 2000 Purchase Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater

of: (i) 0.75% of our outstanding shares on a fully-diluted basis and (ii) that number of shares subject to stock awards granted under the plan during the prior 12-month period; provided, however, that the share increases shall not exceed 3.4 million shares in the aggregate. However, the board may provide for a lesser number at any time prior to the calculation date. If Proposal 3 is approved, this automatic share increase provision will be removed from the 2000 Purchase Plan.

(4) In January 1995, we adopted the 1994 Employee, Director and Consultant Stock Option Plan, or the 1994 Plan. The 1994 Plan provides for the issuance of incentive stock options, non-qualified stock options and stock purchase rights to key employees, directors, consultants and members of the Scientific Advisory Board. In September 1997, we adopted the 1997 Equity Incentive Plan, or the 1997 Plan. The 1997 Plan amends and supersedes the 1994 Plan. The 1997 Plan was replaced by the 2000 Equity Plan. No further options will be issued under any of the predecessor plans to the 2000 Equity Plan.

(5) In November 1997, Agritope adopted the 1997 Stock Award Plan, or the Agritope Plan. The Agritope Plan provides for the issuance of incentive stock options and non-qualified stock options to key Agritope employees, directors, consultants and members of its Scientific Advisory Board.

(6) We sponsor a 401(k) Retirement Plan whereby eligible employees may elect to contribute up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) Retirement Plan permits Exelixis to make matching contributions on behalf of all participants. Beginning in 2002, we match 50% of the first 4% of participant contributions into the 401(k) Retirement Plan in the form of Exelixis common stock.

In connection with the acquisition of Agritope in December 2000, we assumed all the options granted and outstanding to former directors, consultants and employees of Agritope under the Agritope Plan. Each outstanding Agritope stock option was converted into the right to purchase the number of shares of our common stock as determined using the applicable exchange ratio of 0.35. All other terms and conditions of the Agritope stock options did not change and such options will operate in accordance with their terms.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of March 16, 2009 (except as noted) by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of Exelixis as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. Unless otherwise indicated, the address of each of the individuals named below is: c/o Exelixis, Inc., 249 East Grand Ave., P.O. Box 511, South San Francisco, California 94083-0511.

	Beneficial Ownership(1)	
Beneficial Owner	**Number of Shares**	**Percent of Total**
George A. Scangos, Ph.D. (2)	4,083,615	3.74%
Michael M. Morrissey, Ph.D. (3)	899,406	*
Frank L. Karbe (4)	636,401	*
Gisela M. Schwab, M.D. (5)	222,756	*
Pamela A. Simonton, J.D., LL.M. (6)	492,239	*
Stelios Papadopoulos, Ph.D. (7)	1,153,956	1.08%
Charles Cohen, Ph.D. (8)	270,625	*
Carl B. Feldbaum, Esq. (9)	50,000	*
Alan M. Garber, M.D., Ph.D. (10)	70,000	*
Vincent T. Marchesi, M.D., Ph.D. (11)	112,000	*
Frank McCormick, Ph.D. (12)	80,000	*
George Poste, D.V.M., Ph.D. (13)	70,000	*
Lance Willsey, M.D. (14)	187,500	*
Jack Wyszomierski (15)	80,000	*
All directors and executive officers as a group (17 persons) (16)	9,131,300	8.09%
5% Stockholders		
Entities Associated with FMR LLC (17) 82 Devonshire Street Boston, Massachusetts 02109	15,229,632	14.32%
T. Rowe Price Associates, Inc. (18) 100 E Pratt Street Baltimore, Maryland 21202	11,377,690	10.69%
Entities Associated with Barclays Global Investors, NA (19) 400 Howard Street San Francisco, California 94105	6,248,877	5.87%
Entities Associated with OrbiMed Advisors LLC (20) 767 Third Avenue, 30th Floor New York, New York 10017	6,908,800	6.49%

* Less than one percent

(1) This table is based upon information supplied by executive officers and directors and upon information gathered by us about principal stockholders known to us. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 106,383,931 shares outstanding on March 16, 2009, adjusted as required by rules promulgated by the SEC. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days of March 16, 2009, by the sum of the number of shares outstanding as of such date plus the

number of shares as to which such person has the right to acquire voting or investment power within 60 days of March 16, 2009. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2) Includes 8,963 shares held by Dr. Scangos and Leslie S. Wilson, as Trustees of The Jennifer Wilson Scangos Trust, and 8,963 shares held by Dr. Scangos and Leslie S. Wilson, as Trustees of The Katherine Wilson Scangos Trust. Also includes 2,787,498 shares Dr. Scangos has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009. Also includes 100,000 shares held by Dr. Scangos as Trustee to the Scangos 2008 Grantor Retained Annuity Trust. Also includes 3,776 shares held by Dr. Scangos under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(3) Includes 42,500 shares held by Dr. Morrissey and Meghan D. Morrissey, Trustees of the Morrissey Family Living Trust, dated July 21, 1994, as amended. Also includes 852,915 shares Dr. Morrissey has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009. Also includes 3,991 shares held by Dr. Morrissey under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(4) Includes 604,165 shares Mr. Karbe has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009. Also includes 896 shares held by Mr. Karbe under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(5) Includes 214,081 shares Dr. Schwab has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009. Also includes 1,353 shares held by Dr. Schwab under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(6) Includes 488,437 shares Ms. Simonton has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009. Also includes 3,802 shares held by Ms. Simonton under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(7) Includes 10,000 shares held by Fondation Santé, of which Dr. Papadopoulos is a co-trustee. Also includes 200,000 shares Dr. Papadopoulos has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009.

(8) Includes 100,000 shares Dr. Cohen has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009.

(9) Represents 50,000 shares Mr. Feldbaum has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009, 10,938 of which would be subject to repurchase by us, if so exercised.

(10) Represents 70,000 shares Dr. Garber has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009.

(11) Includes 90,000 shares Dr. Marchesi has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009.

(12) Represents 80,000 shares Dr. McCormick has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009.

(13) Represents 70,000 shares Dr. Poste has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009.

(14) Includes 100,000 shares Dr. Willsey has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009.

(15) Represents 80,000 shares Mr. Wyszomierski has the right to acquire pursuant to options exercisable within 60 days of March 16, 2009.

(16) Total number of shares includes 2,611,052 shares of common stock held by our directors and executive officers as March 16, 2009 and entities affiliated with such directors and executive officers. Also includes 6,501,820 shares issuable upon exercise of options exercisable within 60 days of March 16, 2009, 10,938 of which would be subject to repurchase by us, if so exercised. Also includes 18,428 shares held by executive officers under our 401(k) Retirement Plan, determined based upon information provided in plan statements.

(17) Fidelity Management & Research Company ("Fidelity"), Pyramis Global Advisors, LLC ("PGALLC") and Fidelity International Limited ("FIL" and together with Fidelity and PGALLC, the "Fidelity Investment Advisers"), are wholly owned subsidiaries of FMR LLC, investment advisers and the beneficial owners of 15,148,532, 21,200 and 59,900 shares of our common stock, respectively, as a result of acting as the

investment advisers to various investment companies (the "Fidelity Funds"). Each of FMR LLC and Edward C. Johnson 3rd, Chairman of FMR LLC, through their control of the Fidelity Investment Advisors and its funds, has sole power to dispose of the 15,229,632 shares owned by the Fidelity Funds. Neither FMR LLC nor Edward C. Johnson 3rd has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds' boards of trustees. Each of Edward C. Johnson 3rd and FMR LLC, through its control of PGALLC, has sole dispositive power over 21,200 shares and sole power to vote or direct the voting of 21,200 shares owned by the institutional accounts or funds advised by PGALLC. Fidelity Investment Advisers carry out the voting of the shares under written guidelines established by the Fidelity Funds' boards of trustees. The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 17, 2009, which provides information only as of December 31, 2008 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2008 and March 16, 2009.

(18) These shares are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser. Price Associates reported that it has sole dispositive power over such shares and sole voting power over 2,904,000 of such shares. The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 12, 2009, which provides information only as of December 31, 2008 and, consequently, the beneficial ownership of above-mentioned reporting person may have changed between December 31, 2008 and March 16, 2009.

(19) Represents 2,503,615 shares beneficially owned by Barclays Global Investors, NA and 3,745,262 shares beneficially owned by Barclays Global Fund Advisors. The shares reported are held in trust accounts for the economic benefit of the beneficiaries of those accounts. Barclays Global Investors, NA reported that it has sole voting power over 2,141,580 of such shares and sole dispositive power over 2,503,615 of such shares, and Barclays Global Fund Advisors reported that it has sole voting and dispositive power over 3,745,262 of such shares. The foregoing information is based solely on a Schedule 13G filed with the SEC on February 5, 2009, which provides information only as of December 31, 2008 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2008 and March 16, 2009.

(20) Represents 3,900,700 shares held by OrbiMed Advisors LLC and 3,008,100 shares held by OrbiMed Capital LLC. Samuel Isaly is a control person of OrbiMed Advisors LLC and OrbiMed Capital LLC and shares dispositive and voting power over the 3,900,700 shares held by OrbiMed Advisors LLC and the 3,008,100 shares held by OrbiMed Capital LLC. OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Stichting Pensioenfonds APB (1,200,000), Caduceus Capital Master Fund Limited (730,000), Caduceus Capital II, L.P. (680,000), UBS Eucalyptus Fund, LLC (485,000), PW Eucalyptus Fund, Ltd. (47,000), Summer Street Life Sciences hedge Fund Investors LLC (240,000), Finsbury Worldwide Pharmaceutical Trust plc (800,000), Eaton Vance Worldwide Health Sciences (2,652,400), Eaton Vance Emerald Worldwide health Sciences (38,100), and Eaton Vance Variable Trust (36,300). The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 13, 2009, which provides information only as of December 31, 2008 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2008 and March 16, 2009.

EXECUTIVE OFFICERS

The following chart sets forth certain information regarding our executive officers as of March 16, 2009:

Name	Age	Position
George A. Scangos, Ph.D.(1)	60	President, Chief Executive Officer and Director
Michael M. Morrissey, Ph.D.	48	President of Research and Development
Frances K. Heller, J.D.	42	Executive Vice President, Business Development
Frank L. Karbe	40	Executive Vice President and Chief Financial Officer
Gisela M. Schwab, M.D.	52	Executive Vice President and Chief Medical Officer
Pamela A. Simonton, J.D., LL.M.	59	Executive Vice President and General Counsel
Peter Lamb, Ph.D.	48	Senior Vice President, Discovery Research and Chief Scientific Officer
Lupe M. Rivera	42	Senior Vice President, Operations

(1) Please see "Class III Directors Continuing in Office Until the 2011 Annual Meeting" in this Proxy Statement for information about Dr. Scangos.

Michael M. Morrissey, Ph.D., has served as President of Research and Development since January 2007. From January 2006 until December 2006, Dr. Morrissey served as Executive Vice President, Discovery. From January 2003 to December 2005, Dr. Morrissey served as Senior Vice President, Discovery. Previously, he served as Vice President of Discovery Research from February 2000 through December 2002. From 1991 to 2000, Dr. Morrissey held several positions at Berlex Biosciences, last holding the position of Vice President, Discovery Research. From 1986 to 1991, he served as a Senior Scientist and Project Team Leader in Medicinal Chemistry at CIBA-Geigy Corporation, a pharmaceutical company. He is the author of numerous scientific publications in medicinal chemistry and drug discovery and an inventor on 68 issued U.S. patents and 25 additional published U.S. patent applications. Dr. Morrissey holds a B.S. (Honors) in Chemistry from the University of Wisconsin and a Ph.D. in Chemistry from Harvard University.

Frances K. Heller, J.D., has served as Executive Vice President, Business Development since August 2008. From December 2003 until she joined Exelixis, Ms. Heller was head of Strategic Alliances at Novartis Institutes for Biomedical Research (NIBR), the global research organization for Novartis AG. Prior to NIBR, from 2001 to 2003, Ms. Heller served as Vice President of Corporate Development & Legal Affairs at Signature BioScience, Inc., an oncology drug discovery company, where she oversaw all business development and legal activities. Prior to Signature Bioscience, from 1998 to 2001 Ms. Heller held positions of increasing responsibility at Celera Genomics, most recently serving as Corporate and Intellectual Property Counsel and head of the legal department with responsibility for corporate and business transactions and gene discovery collaborations. Ms. Heller is a member of the California State Bar and is licensed by the United States Patent and Trademark Office. She received her J.D. degree from the Golden Gate University School of Law, her M.A. in biology from American University, and her B.S. in biology from Tulane University.

Frank L. Karbe has served as Executive Vice President and Chief Financial Officer since July 2007. From February 2004 to July 2007, Mr. Karbe served as Senior Vice President, Chief Financial Officer. From 1997 to January 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers & acquisitions in the biotechnology industry. Prior to Goldman Sachs, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

Gisela M. Schwab, M.D., has served as Executive Vice President and Chief Medical Officer since January 2008. She joined Exelixis in 2006 as Senior Vice President and Chief Medical Officer. From 2002 to 2006, she held the position of Senior Vice President and Chief Medical Officer at Abgenix, Inc., a human antibody-based drug development company. She also served as vice president, clinical development, at Abgenix from 1999 to 2001. Prior to working at Abgenix, from 1992 to 1999, she held positions of increasing responsibility at Amgen Inc., most recently as Director of Clinical Research and Hematology/Oncology Therapeutic Area Team Leader. She received her Doctor of Medicine degree from the University of Heidelberg, trained at the National Cancer Institute and is board certified in internal medicine and hematology and oncology.

Pamela A. Simonton, J.D., LL.M., has served as Executive Vice President and General Counsel since January 2008. Previously, she served as Senior Vice President, Patents and Licensing from January 2004 until December 2007. In addition, she served as Vice President of Corporate Technology Development from April 2000 through December 2003. From July 1996 to April 2000, Ms. Simonton served as Vice President, Licensing and Acquisitions for Bayer Corporation's Pharmaceutical Division. From September 1994 to July 1996, Ms. Simonton served as Vice President of Patents and Licensing for Bayer's Pharmaceutical Division, North America. Ms. Simonton is admitted to practice in California (RIHC), the District of Columbia and Florida and before the United States Patent and Trademark Office. Ms. Simonton holds a B.S. in Chemistry from Barry College, an M.S. in Physics from the University of Miami, a J.D. from Nova University and an LL.M. in Patent and Trade Regulation from George Washington University.

Peter Lamb, Ph.D., has served as Senior Vice President, Discovery Research and Chief Scientific Officer since January 2007. Previously, he served as Vice President, Discovery Pharmacology from December 2003 until January 2007 and Senior Director, Molecular Pharmacology and Structural Biology from October 2000 until December 2003. From June 1992 until September 2000 he held positions of increasing responsibility at Ligand Pharmaceuticals, most recently serving as Director of Transcription Research. During this time, he led teams that implemented novel drug discovery approaches that led to the identification of the first small molecule activators of cytokine receptors. Dr. Lamb has held post-doctoral research fellowships at the Carnegie Institution, Department of Embryology, with Dr. S.L. McKnight and the University of Oxford with Dr. N.J. Proudfoot, working in the field of gene regulation. He has authored numerous articles in the fields of gene expression, signal transduction and oncology, and is an author on multiple issued and pending US patents. He has a Ph.D. in Molecular Biology from the ICRF/University of London and a B.A. in Biochemistry from the University of Cambridge.

Lupe M. Rivera has served as Senior Vice President, Operations since July 2007. Ms. Rivera served as Senior Vice President, Human Resources and Communications from January 2007 through June 2007. Ms. Rivera served as Vice President, Human Resources from July 2004 through December 2006, and she served as Exelixis' Human Resources Director from January 2002 through June 2004. She joined Exelixis in 2002 from AT&T's Digital Subscriber Line (DSL) unit where she held the position of District Manager, Human Resources. Prior to joining AT&T, she was Director, Human Resources for NorthPoint Communications, and prior to that she held various positions with Deltanet, an information technology company. Ms. Rivera also spent twelve years in banking with Valley National Bank of Arizona and Bank One, Arizona. Ms. Rivera holds a Masters Degree in Human Resources & Organization Development from University of San Francisco. Ms. Rivera is a certified Senior Professional in Human Resources (SPHR) by the Human Resource Certification Institute and a Certified Compensation Professional (CCP) from World at Work (formerly known as the American Compensation Association).

Compensation of Executive Officers

Compensation Discussion and Analysis

Objectives of the Compensation Program

We are committed to developing innovative therapies for cancer and other serious diseases. Through our integrated drug discovery and development activities, we are building a portfolio of novel compounds that we believe have the potential to be high-quality, differentiated pharmaceutical products. Our most advanced pharmaceutical programs focus on discovery and development of small molecule drugs for cancer. The success of development-stage biotechnology companies is significantly influenced by the quality of their work forces, and we believe that it is critical to our business that we retain our highly qualified employees, including our executive officers in particular. Despite the current economic environment, large pharmaceutical companies and strong local competitors aggressively recruit executives and other skilled employees, with the most critical positions at our company among those that are the most in demand by our competitors. In light of these circumstances, the overall objective of our compensation program is to support our business objectives by attracting, retaining and motivating the highest caliber of executives and other employees.

The goals of our executive compensation program are to align compensation with business objectives and performance and with the interests of our stockholders and to enable us to attract, retain and reward executive officers for extraordinary performance. We pay cash compensation to provide an appropriate and competitive level of current cash income and to reward, in the case of any bonus or salary increase, superior performance over the past year. As discussed in further detail below, our 2008 compensation program for our Named Executive Officers (as defined in "Summary of Compensation" below) consisted of, and was intended to strike a balance among, the following three principal components:

- *Base Salary.* Base salary for each of our Named Executive Officers is based principally on a review of the performance of Exelixis and each Named Executive Officer during the prior year, the criticality of each Named Executive Officer's skill set, each Named Executive Officer's expected future contributions and prospects for advancement, each Named Executive Officer's tenure and market and benchmark data for our industry and specific peer group, as well as applicable market pressures.
- *Bonus.* Annual cash bonuses are discretionary but generally follow guidelines that set bonus targets based on the seniority of the applicable position and take into account the achievement of objectives.
- *Equity Incentive Compensation.* Long-term incentive awards, comprised of stock option grants, are designed to ensure that incentive compensation is linked to our long-term performance and to align our Named Executive Officers' performance objectives with the interests of our stockholders. Stock options were granted to our Named Executive Officers both as a reward for past individual and corporate performance and as an incentive for future performance based on the factors set forth above with respect to base salaries, also taking into account the percentage of vested versus unvested options held by each Named Executive Officer.

In addition, we have a Change in Control and Severance Benefit Plan in which all of our Named Executive Officers participate.

The Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, because of the overall importance to our success of aggressively pursuing our strategic goals, as well as to preserve our cash resources, a significant portion of the Named Executive Officers' total compensation has been, and is expected to continue to be, comprised of stock options.

Role of the Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee is responsible for recommending to the Board for approval the compensation packages offered to our Named Executive Officers. The Compensation Committee acts on behalf of the Board in discharging the Board's responsibilities with respect to overseeing our compensation policies, plans and programs and establishing and reviewing general policies relating to compensation and benefits of our employees. The Compensation Committee also administers our 2000 Equity Incentive Plan and our other benefit plans. For executive compensation decisions, including decisions relating to the grant of stock options to Named Executive Officers, the Compensation Committee typically considers the recommendations of Dr. Scangos, our Chief Executive Officer, and Dr. Scangos typically participates in the Compensation Committee's deliberations about Named Executive Officer compensation matters. Dr. Scangos and our Compensation Committee also consider the recommendations of Dr. Morrissey, our President of Research and Development, with respect to officers who report to Dr. Morrissey. Dr. Scangos, Lupe Rivera, our Senior Vice President, Operations, Pamela Simonton, our Executive President and General Counsel, and James Bucher, our Vice President, Corporate Legal Affairs and Secretary, participated in a discussion with the Compensation Committee regarding a possible general approach to the 2009 compensation decisions for all employees, including the Named Executive Officers. However, none of these officers participated in the determination of his or her own compensation, nor did he or she participate in deliberations with respect thereto. Our Chief Executive Officer also annually develops our research and development and other business goals, which are reviewed and, subject to their input, approved by the Compensation Committee and/or the Board. In determining their Named Executive Officer compensation recommendations, Dr. Scangos and Dr. Morrissey solicit the input of, and receive documentary support from Ms. Rivera, who was responsible for our human resources function in connection with compensation decisions for 2008 and 2009 to date. The Compensation Committee also receives documentary support from Ms. Rivera, including benchmark and industry data from third-party salary survey sources and a compensation consultant. Except as described above, no other executive officers participated in the determination or recommendation of the amount or form of Named Executive Officer compensation. We also retained the consulting firm, Remedy Compensation Consulting, to compile benchmark and industry compensation data. The Compensation Committee does not delegate any of its functions to others in determining executive compensation, and we do not currently engage any other consultants with respect to executive and/or director compensation matters.

After the Compensation Committee finalizes its recommendations regarding compensation for our Named Executive Officers, the Compensation Committee presents its recommendations to the full Board for consideration and approval.

Compensation Committee Process

In setting the level of cash and equity compensation for our Named Executive Officers, the Compensation Committee considers various factors, including the performance of Exelixis and each Named Executive Officer during the prior year, the criticality of each Named Executive Officer's skill set, each Named Executive Officer's performance and expected future contributions, market and benchmark data for our industry and specific peer group, each Named Executive Officer's tenure and the percentage of vested versus unvested options held by each Named Executive Officer. The Compensation Committee also considers our available cash resources, economic and market conditions and stockholder returns. When establishing each element of a Named Executive Officer's compensation, the Compensation Committee also takes into consideration the Named Executive Officer's historical cash and equity compensation as well as his or her total current and potential compensation.

The Compensation Committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable publicly held companies. To this end, the Compensation Committee reviews market and benchmark data, which include competitive information relating to compensation levels for comparable positions in the biotechnology and life sciences industries, as well as the compensation levels of our Named Executive Officers. In conjunction with its review, the Compensation Committee reviews peer company data obtained from publicly filed proxy statements and the following benchmark surveys: Radford Global Life Sciences Survey and ORC WorldWide—SIRS Benchmark Survey.

The list of our peer companies used for reference in setting base salaries and bonus targets for 2008 was developed and approved by our Nominating and Corporate Governance Committee and Board in 2007. Our peer companies used for reference in setting base salaries and bonus targets for 2008 were selected by eliminating from a list of U.S.-listed biotechnology companies those companies that our Nominating and Corporate Governance Committee deemed not suitable for comparison purposes because, at the time that the peer list was determined, (a) they were not U.S. companies, (b) their operations were not directly comparable to our operations, such as companies specializing in drug delivery technologies or tools, (c) they had a market capitalization in excess of $4.0 billion or less than $250.0 million, (d) they had more than 1,500 or fewer than 100 employees, (e) they were not clinical development-stage companies or (f) a substantial portion of their revenues were related to marketed products.

The companies comprising our peer group for reference in setting base salaries and bonus targets for 2008 were:

Acadia Pharmaceuticals Inc.	Cytokinetics Inc.	Neurocrine Biosciences Inc.
Affymax, Inc.	Dendreon Corporation	Regeneron Pharmaceuticals Inc
Alnylam Pharmaceuticals Inc.	Geron Corp.	Rigel Pharmaceuticals Inc
Altus Pharmaceuticals Inc.	Human Genome Sciences, Inc.	Seattle Genetics Inc.
Arena Pharmaceuticals, Inc.	Incyte Corp.	Senomyx Inc.
Ariad Pharmaceuticals Inc.	Isis Pharmaceuticals Inc.	Xenoport Inc.
Array BioPharma Inc	Lexicon Genetics Inc.	Xoma Ltd.
Biocryst Pharmaceuticals Inc.	Maxygen, Inc.	Zymogenetics, Inc.
Cell Genesys Inc.	Medarex, Inc.	

In 2008, the Nominating and Corporate Governance Committee and Board assessed the continued appropriateness of this peer group and determined that it remained appropriate for reference in setting base salaries and bonus targets for 2009, with the addition of Vertex Pharmaceuticals, Inc., which the Nominating and Corporate Governance Committee and Board considered a comparable company despite the metrics set forth above.

The Compensation Committee benchmarks cash compensation as well compensation in the form of stock options. The Compensation Committee uses peer group data primarily to insure that our executive compensation program as a whole is competitive. Consistent with the Compensation Committee's philosophy of maintaining compensation levels that attract and retain the highest caliber executives, the Compensation Committee generally targets total cash and equity compensation at the upper third percentile of the peer company market. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short and long-term goals and objectives, the Compensation Committee relies on its judgment about each individual rather than adopting a formulaic approach to compensatory decisions.

Elements of Compensation

Our executive compensation program consists of three principal components: base salary, annual cash bonuses (if approved by our Compensation Committee and Board) and equity incentive compensation in the form of stock options. Our Named Executive Officers are also eligible to participate, on the same basis as other employees, in our 401(k) Retirement Plan, our employee stock purchase plan and our other benefit programs generally available to all employees. Our Named Executive Officers currently do not receive any perquisites.

- *Base Salary.* The Compensation Committee annually reviews each Named Executive Officer's base salary and sets such salary based on the criticality of each Named Executive Officer's skill set, each Named Executive Officer's performance and expected future contributions, market and benchmark data for our industry and specific peer group, and each Named Executive Officer's tenure. The Compensation Committee also considers our available cash resources and economic and market conditions.

- *Annual Cash Bonus.* Our annual cash bonuses are intended to align the Named Executive Officers' compensation with our business objectives and performance and with the interests of our stockholders and to enable us to retain and reward Named Executive Officers who demonstrate extraordinary performance. Annual cash bonuses are discretionary, but our Compensation Committee follows guidelines that set bonus targets (expressed as a percentage of base salary) based on the seniority of the applicable position and through 2008 took into account the achievement of company-wide and, other than for our Chief Executive Officer and President of Research and Development, applicable division or department performance objectives. The bonus targets are reviewed annually by the Compensation Committee. Our company-wide goals in 2008 included both corporate, research and development and business goals. Through 2008, our Compensation Committee followed guidelines that provide that the portion of a Named Executive Officer's total bonus target that is tied to the company-wide performance component increases with the seniority of the Named Executive Officer's position. In 2008, the company-wide performance component was 80% for our executive vice presidents and senior vice presidents and 100% for our Chief Executive Officer and President of Research and Development. For 2009, the Compensation Committee has eliminated the percentage guidelines related to the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide and division or department performance components in favor of a more discretionary approach based on the Compensation Committee's assessment of each Named Executive Officer's performance and company factors. Whether or not a bonus is paid for any year is within the discretion of our Board. The actual bonus awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of our company-wide objectives. In awarding bonuses, the Compensation Committee also reviews total cash compensation (base salary and bonus) awarded to similarly situated executive officers at our peer companies.

In determining annual cash bonuses, the Compensation Committee takes into account the extent to which we achieve the annual company-wide goals that are established by the executive officers and approved by the Compensation Committee and/or our Board and, other than with respect to our Chief Executive Officer and President of Research and Development, the extent to which each Named Executive Officer's division or department contributed to the overall success of Exelixis. However, while we have established general guidelines related to bonus target amounts and had general guidelines related to the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide and division or department performance components, the Compensation Committee exercises broad discretion in determining the amount of cash bonuses and does not attempt to quantify the level of achievement of corporate goals or the extent to which each Named Executive Officer's division of department contributed to the overall success of Exelixis.

Through 2007, the Compensation Committee generally made compensation decisions related to Named Executive Officers once a year at its regular meeting in December, as well as, if appropriate, in connection with new hires and promotions during the year. In December 2008, in light of then pending discussions with Bristol-Myers Squibb Company and other possible business development activities, the Compensation Committee determined to defer its regular annual compensation decisions to another meeting of the Compensation Committee to be held before the February 2009 Board meeting.

The Compensation Committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to a bonus determination were to be restated, or found not to have been met to the extent originally believed by the Compensation Committee. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

We have not paid any significant signing or promotion bonuses to our Named Executive Officers, nor have we guaranteed any bonuses to our Named Executive Officers.

- *Equity Incentives.* Our 2000 Equity Incentive Plan provides for the issuance of options to Named Executive Officers to purchase shares of our common stock at an exercise price equal to the fair market value of such stock on the date of grant. We grant stock options to align Named Executive Officers' compensation with our long-term performance, thereby linking their compensation to the interests of our stockholders. The Compensation Committee believes that stock options continue to be the most effective equity-based tool to motivate our Named Executive Officers to aggressively pursue our long-term strategic goals because options only have value if our stock price increases over time. Stock options are also the most prevalent long-term incentive instrument at our peer companies. Prior to 2008, the Compensation Committee generally approved the grant of stock options to Named Executive Officers once a year at its regular meeting in December, as well as, if appropriate, in connection with promotions during the year. In light of the deferral of annual compensation decisions from December 2008 to the first quarter of 2009, the Compensation Committee granted stock options to the Named Executive Officers in both December 2008 and February 2009. Stock options are granted to our Named Executive Officers both as a reward for past individual and corporate performance and as an incentive for future performance. In determining the size of option grants to Named Executive Officers, the Compensation Committee considers the number of shares of our common stock subject to outstanding options, including exercise prices, already held by each Named Executive Officer and the percentage of vested versus unvested options held by each Named Executive Officer, as well as market and benchmark data for our industry and specific peer group. Because of the overall importance to our success of aggressively pursuing our strategic goals, as well as to preserve our cash resources, a significant portion of the Named Executive Officers' total compensation has been, and is expected to continue to be, comprised of stock options.
- *Change in Control and Severance Benefit Plan.* Our Change in Control and Severance Benefit Plan, in which all of our Named Executive Officers participate, was adopted in 2005 in order to consolidate our prior change in control and severance benefits with individual executives into a single uniform double-trigger plan for executive officers, to maintain the competitiveness of our executive compensation program and to remove an executive's potential personal bias against a takeover attempt. We amended our Change in Control and Severance Plan in December 2008 to bring the plan into compliance with Section 409A of the Internal Revenue Code of 1986, as amended. A description of this plan is included below under the heading "—Potential Payments Upon Termination or Change-in-Control." We adopted a double-trigger plan, in which each plan participant receives benefits under the plan only if the plan participant is terminated without cause or resigns for good reason after a change in control, rather than a single-trigger plan, in which each plan participant would receive benefits under the plan if a change in control occurs or the plan participant resigns for any reason after a change in control. In assessing whether the plan should provide for a single or double trigger, we conducted an analysis of prevailing change in control practices at our peer-companies. We selected the double-trigger because it protects the plan participants from post-change in control events that are not related to the plan participants' performance, encourages the plan participants to stay throughout a transition period in the event of a change in control and does not provide for benefits for a plan participant who remains with the surviving company in a comparable position.
- *Other Benefits.* We have a 401(k) Retirement Plan in which substantially all of our employees, including our Named Executive Officers, are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. We match 50% of the first 4% of employee contributions into the 401(k) Retirement Plan. Our employee stock purchase plan allows for qualified employees to purchase shares of our common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each six month purchase period. We provide health care, dental and vision benefits to all full-time employees, including our Named Executive Officers. These and other benefits are available to all employees, subject to applicable laws.

2008 and 2009 Compensation Decisions

General. In determining each Named Executive Officer's 2008 and 2009 base salaries and target bonuses and cash bonus for 2008, the Compensation Committee considered a number of factors and criteria, including the officer's historical compensation levels, the criticality of each Named Executive Officer's skill set, each Named Executive Officer's and Exelixis' performance during the prior year, each Named Executive Officer's expected future contributions, market and benchmark data for our industry and specific peer group and each Named Executive Officer's tenure.

In addition to the factors and criteria described above, the Compensation Committee gave significant consideration to our available cash resources, the prolonged economic downturn, the deterioration of the capital markets and the related limitations on stockholder returns. The Compensation Committee sought to balance these factors and our goal of being able to operate independently of the capital markets for a substantial period of time with the Compensation Committee's desire to reward our employees, including the Named Executive Officers, for their performance in 2008 and to provide an incentive for future performance. While the Compensation Committee had considered our available cash resources, economic and market conditions and stockholder returns in its compensation decisions in prior years, the Compensation Committee believed that these factors demanded greater consideration in its late 2008 and early 2009 deliberations in light of the prolonged economic downturn and substantial deterioration of the capital markets.

Consistent with the Compensation Committee's philosophy of maintaining compensation levels that attract and retain the highest caliber executives, through 2008 the Compensation Committee generally targeted base salary, target bonus amount and total cash compensation for each Named Executive Officer at a level competitive with approximately the upper third of similarly situated executive officers at companies included our peer company market and in the market surveys reviewed by the Compensation Committee. Through 2008, the Compensation Committee also reviewed historical compensation levels for our Named Executive Officers and similarly situated executive officers at our peer companies in order to ascertain any trends in executive officer compensation.

In determining the 2008 base salaries for each Named Executive Officer in December 2007, the Compensation Committee aimed to set the base salaries at competitive levels as described above and considered each Named Executive Officer's performance in the prior year in adjusting his or her base salary. In determining each Named Executive Officer's 2008 base salary, the Compensation Committee considered our 2007 corporate, research and development and business goals and achievements, as discussed in the Compensation Discussion and Analysis section of the proxy statement related to our 2008 annual meeting. In 2009, in order to preserve our available cash resources, particularly in light of economic and market conditions, the Compensation Committee determined not to adjust base salaries or target bonus levels for 2009.

In determining bonus awards for 2008, the Compensation Committee considered our 2008 corporate, research and development and business goals, which included objectives related to progress in our clinical trials of our product candidates XL647, XL880, XL820, XL184, XL518, XL147, XL765, XL019, XL228, XL281, XL844 and XL418; making investigational new drug application filings; achieving corporate collaboration milestones; advancing new compounds to development candidate status; managing our research pipeline; commencing the development of a commercial infrastructure; and concluding 2008 with an appropriate amount of cash resources. In particular, the Compensation Committee considered:

- our completion in December 2008 of a significant new collaboration and license agreement with Bristol-Myers Squibb Company related to XL184 and XL281;
- GlaxoSmithKline's selection of XL880 for further development by GlaxoSmithKline;
- our commencement of a pivotal trial and submission of proof-of-concept data report to GlaxoSmithKline for XL184;

- Genentech's opt-in decision with respect to XL518;
- the advancement of XL147 and XL765 in Phase 1 clinical trials;
- the decision to advance XL228 and XL 281 into Phase 2 clinical trials;
- the preparation of investigational new drug, or IND, applications for XL139, XL888 and XL413;
- the achievement of milestones under our collaboration with Bristol-Myers Squibb Company related to XL139 and XL413;
- the advancement of three compounds to development candidate status;
- the clinical data-driven decision with respect to suspension of development of XL647, XL820, XL844 and XL418;
- the rationalization of our research and development pipeline through partnering and program terminations; and
- our completion of 2008 with approximately $284 million of cash and cash equivalents, marketable securities, investments held by Symphony Evolution, Inc. and restricted cash and investments.

In February 2009, the Compensation Committee determined that we had met our goals for 2008 except to the extent that goals evolved during the year due to strategic changes or clinical-data driven decisions.

The Compensation Committee's determination of cash bonuses for 2008 for the Named Executive Officers, including our Chief Executive Officer, took into account its assessment of Exelixis' performance, our available cash resources, particularly in light of economic and market conditions and each Named Executive Officer's performance. While the Compensation Committee considered our general bonus guidelines, the Compensation Committee exercised broad discretion in determining the amount of cash bonuses for 2008. The Compensation Committee determined that the Named Executive Officers and other members of executive management functioned well as a team for purposes of our most critical achievements in 2008, including in particular the establishment of a significant new collaboration arrangement with Bristol-Myers Squibb Company, and that it was generally not possible to distinguish between the levels of contribution of each of the Named Executive Officers. The Compensation Committee also noted that Exelixis was implementing an overall approach of reducing cash bonuses to employees generally and that management was targeting approximately 50% of target amounts for vice presidents and above in order to conserve Exelixis' cash resources in a difficult financing market. Accordingly, based on its assessment of Exelixis' performance as discussed above, the Compensation Committee determined that it would be appropriate to award a bonus to each of the Named Executive Officers in the amount of approximately 50% of his or her target bonus amount.

The Compensation Committee set the 2009 target bonus percentages for each Named Executive Officer at the same levels as in 2008, based on the competitive levels as described above, and taking into account each Named Executive Officer's performance in 2008 and prior years, as applicable, and trends in executive compensation at our peer companies and generally in our industry. The target bonus amounts are intended to serve only as general guidelines for awarding actual bonuses and are not designed to set formulaic payout levels. In February 2009, the Board also reviewed our goals and objectives for 2009. Our 2009 goals include objectives related to: progress in clinical trials of our product candidates with emphasis on advancing the development of XL184 in partnership with Bristol Myers Squibb Company; reaching go/no decisions for XL019, XL228 and XL888; completing the transfer of XL518 to Genentech; partnering our PI3K compounds XL147 and XL765; generating additional development candidates which will serve as the basis for making IND filings; achieving corporate collaboration milestones; advancing new compounds to development candidate status; managing our research pipeline; and concluding 2009 with an appropriate amount of cash resources.

In determining option grants to our Named Executive Officers in December 2008 and February 2009, the Compensation Committee considered the number of shares of our common stock subject to outstanding options, including exercise prices, then currently held by each Named Executive Officer, as well as market and benchmark data for our industry and specific peer group, with the goal of ensuring a level of incentive compensation for each Named Executive Officer that is appropriately linked to our long-term performance and aligns our Named Executive Officers' performance objectives with the interests of our stockholders. The Compensation Committee approved the grant of options in December 2008 largely as a retention tool, particularly in light of the fact that the majority of the options held by the Named Executive Officers were granted at exercise prices that were substantially above recent market prices for our common stock and thus had minimal retention value for the then foreseeable future. The grant to each Named Executive Officer in December 2008 was equal to 50% of our 2008 target performance stock option grant for such Named Executive Officer. The target grant was intended to provide each Named Executive Officer with an ongoing equity position in the Company that is competitive with approximately the upper third of similarly situated executive officers at companies included our peer company market and in the market surveys reviewed by the Compensation Committee. The Compensation Committee determined that the appropriate level of option grants in December 2008 was 50% of the target grant amounts based on its assessment that this level of grant provided the appropriate amount of equity-based retention incentive in light of the deferral of comprehensive compensation decisions until February 2009 and the limited retention value provided by previously outstanding grants as of December 2008. The Compensation Committee also noted that Exelixis would be making option grants in December 2008 to other employees of Exelixis equal to 50% of the target grant for each level of employee and determined that it would be equitable to make comparable grants to the Named Executive Officers. In order to ensure that the options were granted at an exercise price that reflected the fair market value of our common stock taking into account then pending potential material information, the Compensation Committee determined that stock option grants would be made two full trading days following the later of (i) a public announcement that we had entered into the then pending collaboration with Bristol-Myers Squibb Company and (ii) our R&D Day held on December 12, 2008. The option grants that were approved in February 2009 took into account the December 2008 option grants and generally equaled 25% of the 2009 target performance stock option grant for each Named Executive Officer, such that the aggregate of the December 2008 and February 2009 option grants equaled 75% of the target grant amounts. The February 2009 grants were intended to provide both an appropriate amount of ongoing equity-based retention incentive and to compensate, in part, for the decision not to raise salaries in 2009 and to pay cash bonuses at 50%, rather than a higher percentage, of target amounts despite Exelixis' strong performance in 2008. The Compensation Committee determined that, while it was important to continue to focus on equity, rather than cash, incentives, the aggregate option grant to each Named Executive Officer should be less than his or her full target amount in recognition of overall conditions in the financial markets and the related limitations on Exelixis stockholder returns. The Compensation Committee applied its discretion in determining that aggregate grants equal to 75% of the target grant amounts represented the appropriate balance between incentive compensation and stockholder interests. All option grants to Named Executive Officers in December 2008 and February 2009 were made at an exercise price of $5.04 and $4.42 per share, respectively, which was equal to the fair market value for each share of our common stock on the date of grant. The option to purchase 25% of the shares subject to such options vests one year from the grant date, and the options vest as to remaining shares in 36 equal monthly installments thereafter.

The Compensation Committee granted stock options rather than other forms of equity compensation, and applied the foregoing vesting schedule, in order to remain competitive based on its view of prevailing practices at our peer companies and generally in our industry and to maintain consistency with historical practice and equity incentives granted to new employees.

The Compensation Committee presented all of the compensation decisions described above to the full Board. After considering the recommendations of the Compensation Committee, the Board approved the 2009 compensation decisions for the Named Executive Officers.

Compensation for the Chief Executive Officer. In determining Dr. Scangos' 2008 and 2009 base salaries and target bonuses, cash bonus for 2008 and December 2008 and February 2009 stock option grants, the Compensation Committee considered the factors and criteria described under the heading "—2008 and 2009 Compensation Decisions—General" above.

On the strength of our achievements and in recognition of Dr. Scangos' instrumental leadership role as our Chief Executive Officer, in December 2007, the Compensation Committee recommended, and Board approved, a merit increase of approximately 7.0% to Dr. Scangos' 2007 base salary (to $850,000 in 2008). The increase in Dr. Scangos' base salary was based on the factors and criteria described under the heading "—2008 and 2009 Compensation Decisions—General" above and was generally consistent on a percentage basis with the merit salary increases for 2008 approved for the other Named Executive Officers. The Compensation Committee considered the base salaries of chief executive officers at companies that it considered comparable as a factor in its determination of Dr. Scangos' base salary for 2008, but it did not specifically benchmark Dr. Scangos' base salary to a particular peer group.

In February 2009, the Compensation Committee recommended, and the Board approved, a cash bonus of $255,000 for Dr. Scangos' performance in 2008. Dr. Scangos' target bonus for 2008 was 60% of his base salary, and the actual bonus paid to Dr. Scangos represented approximately 30% of his base salary, consistent with the Compensation Committee's determination that it would be appropriate to award a bonus to each of the Named Executive Officers, including the Chief Executive Officer, in the amount of approximately 50% of his or her target bonus amount, as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above. In December 2008 and February 2009, the Compensation Committee recommended, and the Board approved, the grant to Dr. Scangos of stock options to acquire 200,000 and 100,000 shares of our common stock, respectively. The Compensation Committee maintained Dr. Scangos' base salary and target bonus for 2009 at 2008 levels ($850,000 and 60%, respectively), as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above.

Compensation of the Other Named Executive Officers. The Compensation Committee reviewed similar considerations for each of the other Named Executive Officers, including the factors and criteria described under the heading "—2008 and 2009 Compensation Decisions—General" above.

Dr. Morrissey. In recognition of Dr. Morrissey's contributions, in December 2007, the Compensation Committee recommended, and the Board approved, an aggregate merit and promotion increase of 10.0% to Dr. Morrissey's 2007 base salary (to $484,629 in 2008). The salary increase for Dr. Morrissey for 2008 took into account his promotion during the year to President of Research and Development and was based on the Compensation Committee's assessment of the appropriate salary for an officer in Dr. Morrissey's position, taking into account practices at comparable companies.

In February 2009, the Compensation Committee recommended, and the Board approved, a cash bonus of $121,157 for Dr. Morrissey's performance in 2008. Dr. Morrissey's target bonus for 2008 was 50% of his base salary, and the actual bonus paid to Dr. Morrissey represented approximately 25% of his base salary, consistent with the Compensation Committee's determination that it would be appropriate to award a bonus to each of the Named Executive Officers in the amount of approximately 50% of his or her target bonus amount, as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above. In December 2008 and February 2009, the Compensation Committee recommended, and the Board approved, the grant to Dr. Morrissey of stock options to acquire 50,000 and 25,000 shares of our common stock, respectively. The Compensation Committee maintained Dr. Morrissey's base salary and target bonus for 2009 at 2008 levels ($484,629 and 50%, respectively), as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above.

Mr. Karbe. In recognition of Mr. Karbe's contributions, in December 2007, the Compensation Committee recommended, and the Board approved, a merit increase of 7.0% to Mr. Karbe's 2007 base salary (to $411,950 in 2008). The increase in Mr. Karbe's base salary was based on the factors and criteria described under the heading "—2008 and 2009 Compensation Decisions—General" above and was generally consistent on a percentage basis with the merit salary increases for 2008 approved for the other Named Executive Officers.

In February 2009, the Compensation Committee recommended, and the Board approved, a cash bonus of $92,689 for Mr. Karbe's performance in 2008. Mr. Karbe's target bonus for 2008 was 45% of his base salary, and the actual bonus paid to Mr. Karbe represented approximately 22.5% of his base salary, consistent with the

Compensation Committee's determination that it would be appropriate to award a bonus to each of the Named Executive Officers in the amount of approximately 50% of his or her target bonus amount, as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above. In December 2008 and February 2009, the Compensation Committee recommended, and the Board approved, the grant to Mr. Karbe of stock options to acquire 50,000 and 25,000 shares of our common stock, respectively. The Compensation Committee maintained Mr. Karbe's base salary and target bonus for 2009 at 2008 levels ($411,950 and 45%, respectively), as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above.

Dr. Schwab. In recognition of Dr. Schwab's contributions, in December 2007, the Compensation Committee recommended, and the Board approved, a merit and promotion increase of 10.0% to Dr. Schwab's 2007 base salary (to $404,250 in 2008). The salary increase for Dr. Schwab in 2008 took into account her promotion, effective January 1, 2008, to Executive Vice President and Chief Medical Officer and was based on the Compensation Committee's assessment of the appropriate salary for an officer in Dr. Schwab's position, taking into account practices at comparable companies.

In February 2009, the Compensation Committee recommended, and the Board approved, a cash bonus of $90,956 for Dr. Schwab's performance in 2008. Dr. Schwab's target bonus for 2008 was 45% of her base salary, and the actual bonus paid to Dr. Schwab represented approximately 22.5% of her base salary, consistent with the Compensation Committee's determination that it would be appropriate to award a bonus to each of the Named Executive Officers in the amount of approximately 50% of his or her target bonus amount, as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above. In December 2008 and February 2009, the Compensation Committee recommended, and the Board approved, the grant to Dr. Schwab of stock options to acquire 50,000 and 25,000 shares of our common stock, respectively. The Compensation Committee maintained Dr. Schwab's base salary and target bonus for 2009 at 2008 levels ($404,250 and 45%, respectively), as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above.

Ms. Simonton. In recognition of Ms. Simonton's contributions, in December 2007, the Compensation Committee recommended, and the Board approved, an aggregate merit and promotion increase of 10.0% to Ms. Simonton's 2007 base salary (to $372,128 in 2008). The salary increase for Ms. Simonton in 2008 took into account her promotion during the year to Executive Vice President and General Counsel and was based on the Compensation Committee's assessment of the appropriate salary for an officer in Ms. Simonton's position, taking into account practices at comparable companies.

In February 2009, the Compensation Committee recommended, and the Board approved, a cash bonus of $90,112 for Ms. Simonton's performance in 2008. Ms. Simonton's target bonus for 2008 was 45% of her base salary, and the actual bonus paid to Ms. Simonton represented approximately 50% of this amount, consistent with the Compensation Committee's determination that it would be appropriate to award a bonus to each of the Named Executive Officers in the amount of approximately 50% of his or her target bonus amount, as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above. In December 2008 and February 2009, the Compensation Committee recommended, and the Board approved, the grant to Ms. Simonton of stock options to acquire 50,000 and 25,000 shares of our common stock, respectively. The Compensation Committee maintained Ms. Simonton's base salary and target bonus for 2009 at 2008 levels ($372,128 and 45%, respectively), as discussed under the heading "—2008 and 2009 Compensation Decisions—General" above.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "Share-Based Payment" (or "FAS 123R"). Under FAS 123R, we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The Compensation Committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to FAS 123R. The Compensation Committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants.

Section 162(m) of the Internal Revenue Code of 1986 limits our deduction for federal income tax purposes to not more than $1.0 million of compensation paid to certain executive officers in a calendar year. Compensation above $1.0 million may be deducted if it is "performance-based compensation." The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the Compensation Committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Conclusion

It is the opinion of the Compensation Committee that the aforementioned compensation policies and elements provide the necessary incentives to properly align our performance and the interests of our stockholders while maintaining progressive, balanced and competitive executive compensation practices that enable us to attract and retain the highest caliber of executives.

Summary of Compensation

The following table shows for the fiscal years ended January 2, 2009, December 28, 2007 and December 29, 2006 compensation awarded to or paid to, or earned by, our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers at January 2, 2009 (the "Named Executive Officers").

Summary Compensation Table for Fiscal 2008

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
George A. Scangos, Ph.D.,	2008	848,731	255,000	2,872,440	4,600	3,980,771
President and Chief	2007	794,135	477,000	2,531,952	2,599	3,805,686
Executive Officer	2006	750,000	400,000	2,510,117	4,750	3,664,867
Michael M. Morrissey, Ph.D.,	2008	483,612	121,157	1,051,938	4,600	1,661,308
President of Research	2007	439,802	220,286	933,428	4,609	1,598,125
and Development	2006	400,520	200,260	803,627	4,400	1,408,807
Frank L. Karbe,	2008	411,328	92,689	764,648	4,119	1,272,785
Executive Vice President	2007	376,018	173,250	816,342	54	1,365,664
and Chief Financial Officer	2006	345,030	155,264	676,836	—	1,177,130
Gisela M. Schwab, M.D.	2008	403,402	90,956	584,186	4,600	1,083,144
Executive Vice President	2007	367,164	128,625	307,090	4,500	807,379
and Chief Medical Officer (5)	2006	109,038	43,750	80,508	2,154	235,450
Pamela A. Simonton, J.D., LL.M.	2008	371,347	90,112	588,302	4,600	1,054,362
Executive Vice President	2007	337,989	118,404	511,712	4,601	972,706
and General Counsel	2006	322,189	144,985	482,416	57,029	1,006,619

(1) The compensation reflected in the Summary Compensation Table for fiscal 2008, 2007 and 2006 reflects a 53-week period, a 52-week period and a 52-week period, respectively.

(2) Bonuses for services rendered during the indicated fiscal years by the Named Executive Officers are included in the Bonus column. While we have established general guidelines related to bonus target amounts and the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide and division or department performance components, the Compensation Committee exercises broad discretion in determining the amount of cash bonuses and does not attempt to quantify the level of achievement of corporate goals or the extent to which each Named Executive Officer's division or department contributed to the overall success of Exelixis. Accordingly, we do not consider these bonuses to be Non-Equity Incentive Plan Compensation.

(3) Amounts shown in this column reflect the compensation costs recognized by us in the indicated fiscal years for option awards as determined pursuant to FAS 123R. The assumptions used to calculate the value of option awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009 filed with the SEC on March 10, 2009. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. No stock options were forfeited by any of our Named Executive Officers during the indicated fiscal years. There can be no assurance that the options will ever be exercised (in which case no value will actually be realized by the executive) or that the value on exercise will be equal to the FAS 123R value shown in this column. Though not reflected in the Summary Compensation Table, in recognition of service provided to Exelixis during fiscal 2008, the Named Executive Officers set forth in the table above were granted stock option awards on February 26, 2009 in the following amounts: Dr. Scangos, 100,000 shares; Dr. Morrissey, 25,000 shares; Mr. Karbe, 25,000 shares, Dr. Schwab, 25,000 shares and Ms. Simonton, 25,000 shares.

(4) Unless otherwise indicated, the amounts in this column consist of matching contributions made by us under our tax-qualified 401(k) Retirement Plan, which provides for broad-based employee participation, and the following employee recognition awards in 2007, which are generally available to all employees: Dr. Morrissey—$109; Mr. Karbe—$54; and Ms. Simonton—$101. In addition to Ms. Simonton receiving a matching contribution under our 401(k) Retirement Plan in 2006, we also forgave $52,629 in interest pursuant to the terms of a loan we entered into with Ms. Simonton in 2001.

(5) Dr. Schwab joined Exelixis on September 1, 2006.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended January 2, 2009, certain information regarding grants of plan-based awards to the Named Executive Officers:

Grants of Plan-Based Awards in Fiscal 2008

Name	Grant Date	Approval Date	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Full Grant Date Fair Value ($)(2)
George A. Scangos, Ph.D.	12/16/2008	12/3/2008	200,000	5.04	574,980
Michael M. Morrissey, Ph.D.	12/16/2008	12/3/2008	50,000	5.04	143,745
Frank L. Karbe	12/16/2008	12/3/2008	50,000	5.04	143,745
Gisela M. Schwab, M.D.	12/16/2008	12/3/2008	50,000	5.04	143,745
Pamela A. Simonton, J.D., LL.M.	12/16/2008	12/3/2008	50,000	5.04	143,745

(1) Options were granted under our 2000 Equity Incentive Plan. The options expire 10 years from the date of grant or earlier upon termination of service. The options vest as to 1/4th of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date. Vesting is subject to acceleration as described under the caption "—Potential Payments Upon Termination or Change-in-Control" below.

(2) Amounts shown in this column reflect the full grant date fair value of the option awards granted in 2008 to each Named Executive Officer as determined pursuant to FAS 123R. The assumptions used to calculate the value of option awards are set forth in Note 11 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009 filed with the SEC on March 10, 2009.

Compensation Arrangements

Change in Control and Severance Benefit Plan. Each of our Named Executive Officers is participant in our Change in Control and Severance Benefit Plan, a description of which is included below under the heading "—Potential Payments Upon Termination or Change-in-Control." The Change in Control and Severance Benefit Plan supersedes all severance and stock option vesting acceleration arrangements between Exelixis and the Named Executive Officers, including all such arrangements originally provided for under their respective offer letters or employment agreement.

Annual Cash Bonuses. Each year the Compensation Committee considers payment of annual cash bonuses to Named Executive Officers for services rendered in the past year. While we have established general guidelines related to bonus target amounts and the portion of each Named Executive Officer's annual cash bonus that is tied to company-wide and division or department performance components, the Compensation Committee exercises broad discretion in determining the amount of cash bonuses and does not attempt to quantify the level of achievement of corporate goals or the extent to which each Named Executive Officer's division or department contributed to the overall success of Exelixis. Accordingly, we do not consider these bonuses to be "Non-Equity Incentive Plan Compensation" within the meaning of SEC rules. The bonus targets for the year ended January 2, 2009 were $510,000 for Dr. Scangos, $242,315 for Dr. Morrissey, $185,378 for Mr. Karbe, $181,912 for Dr. Schwab and $167,458 for Ms. Simonton. Whether or not a bonus is paid for any year is within the discretion of the Board. The actual bonus awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of our company-wide objectives. In awarding bonuses, the

Compensation Committee also reviews total cash compensation (base salary and bonus) awarded to similarly situated executive officers at our peer companies. The actual cash bonus award earned for the year ended January 2, 2009 for each Named Executive Officer is set forth in the Summary Compensation Table above. For a description of the payment of bonuses to Named Executive Officers under our compensation program, see "Compensation Discussion and Analysis" above.

Option Awards. Our 2000 Equity Incentive Plan provides for the grant of compensatory stock options to our Named Executive Officers and other employees. A description of the material terms of our 2000 Equity Incentive Plan can be found under the heading, "Proposal 4—Approval of the Amendment and Restatement of the Exelixis, Inc. 2000 Equity Incentive Plan." For more information regarding grants of stock options to our Named Executive Officers, please see "Compensation Discussion and Analysis" above.

Other Compensatory Arrangements. Please see "Compensation Discussion and Analysis—Elements of Compensation—Other Benefits" above for a description of other executive compensatory arrangements, including our 401(k) Retirement Plan and other benefits.

Outstanding Equity Awards at Fiscal Year-End

The following table shows for the fiscal year ended January 2, 2009 certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers. None of our Named Executive Officers exercised options during the fiscal year ended January 2, 2009.

Outstanding Equity Awards at January 2, 2009

Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)	Option Expiration Date
George A. Scangos, Ph.D.	12/06/2000	250,000	—	18.81	01/14/2011
	12/03/2001	350,000	—	15.43	12/02/2011
	01/29/2003	400,000	—	6.45	01/28/2013
	12/10/2003	200,000	—	6.15	12/09/2013
	12/13/2004	350,000	—	8.92	12/12/2014
	12/12/2005	749,999	250,001(2)	8.90	12/11/2015
	12/08/2006	200,000	200,000(3)	8.99	12/07/2016
	12/06/2007	100,000	300,000(4)	9.91	12/05/2017
	12/16/2008	—	200,000(5)	5.04	12/15/2018
Michael M. Morrissey, Ph.D.	12/06/2000	20,000	—	18.81	1/14/2011
	12/03/2001	50,000	—	15.43	12/2/2011
	01/29/2003	85,000	—	6.45	1/28/2013
	12/10/2003	150,000	—	6.15	12/9/2013
	12/13/2004	100,000	—	8.92	12/12/2014
	12/12/2005	225,000	75,000(2)	8.90	12/11/2015
	12/08/2006	100,000	100,000(3)	8.99	12/7/2016
	12/06/2007	50,000	150,000(4)	9.91	12/05/2017
	12/16/2008	—	50,000(5)	5.04	12/15/2018
Frank L. Karbe	02/15/2004	200,000	—	8.00	02/14/2014
	02/24/2004	25,000	—	8.18	02/23/2014
	12/13/2004	85,000	—	8.92	12/12/2014
	12/12/2005	150,000	50,000(2)	8.90	12/11/2015
	12/08/2006	50,000	50,000(3)	8.99	12/07/2016
	07/09/2007	21,250	38,750(6)	11.93	07/08/2017
	12/06/2007	25,000	75,000(4)	9.91	12/05/2017
	12/16/2008	—	50,000(5)	5.04	12/15/2018
Gisela M. Schwab, M.D.	09/01/2006	102,083	72,917(7)	9.73	8/31/2016
	12/08/2006	22,000	22,000(3)	8.99	12/07/2016
	12/06/2007	50,000	150,000(4)	9.91	12/05/2017
	12/16/2008	—	50,000(5)	5.04	12/15/2018
Pamela A. Simonton, J.D., LL.M.	04/03/2000	87,500	—	11.00	04/02/2010
	12/06/2000	10,000	—	18.81	12/05/2010
	12/03/2001	35,000	—	15.43	12/02/2011
	01/29/2003	11,459	—	6.45	01/28/2013
	12/10/2003	22,917	—	6.15	12/09/2013
	12/13/2004	70,000	—	8.92	12/12/2014
	12/12/2005	150,000	50,000(2)	8.90	12/11/2015
	12/08/2006	37,500	37,500(3)	8.99	12/07/2016
	12/06/2007	25,000	75,000(4)	9.91	12/05/2017
	12/16/2008	—	50,000(5)	5.04	12/15/2018

(1) Options were granted under our 2000 Equity Incentive Plan. The options expire 10 years from the date of grant or earlier upon termination of service. The options vest as to 1/4th of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date. Vesting is subject to acceleration as described under the caption "—Potential Payments Upon Termination or Change in Control" below.
(2) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of December 12, 2009 (assuming that such options are not accelerated).
(3) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of December 8, 2010 (assuming that such options are not accelerated).
(4) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of December 6, 2011 (assuming that such options are not accelerated).
(5) Options vest as to 1/4th of the original number of shares subject to the option on the one-year anniversary of the vesting commencement date and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of December 16, 2012 (assuming that such options are not accelerated).
(6) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of July 9, 2011 (assuming that such options are not accelerated).
(7) Options vest as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the vesting commencement date with a final vesting date of September 1, 2010 (assuming that such options are not accelerated).

Potential Payments Upon Termination or Change-in-Control

In December 2005, the Board, upon recommendation of the Compensation Committee, adopted a Change in Control and Severance Benefit Plan that provides for certain severance benefits to our officers in connection with specified termination events. Eligible plan participants may include any employee having a rank of vice president or above, which includes the Named Executive Officers. We amended our Change in Control and Severance Plan in December 2008 to bring the plan into compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

If a Named Executive Officer's employment terminates due to an involuntary termination without cause or a constructive termination during a period starting one month prior to and ending 13 months following a change in control, then the Named Executive Officer would be entitled to the following benefits under the plan:

- a cash payment paid in installments pursuant to our regularly scheduled payroll periods equal to the sum of the Named Executive Officer's base salary and target bonus for (i) 18 months for Named Executive Officers (other than the Chief Executive Officer) and (ii) 24 months for the Chief Executive Officer;
- the vesting of up to all of the Named Executive Officer's options will accelerate in full and the exercise period of such options will be extended to the later of (i) twelve months after the change in control and (ii) the post-termination exercise period provided for in the applicable option agreement; the plan also provides that any reacquisition or repurchase rights held by us in respect of common stock issued or issuable pursuant to any stock awards granted under our 2000 Equity Incentive Plan will lapse;
- payment of COBRA premiums for any health, dental or vision plan sponsored by Exelixis for a period of up to (i) 18 months for Named Executive Officers (other than the Chief Executive Officer) and (ii) 24 months for the Chief Executive Officer; and

- payment of outplacement services for (i) 18 months for Named Executive Officers (other than the Chief Executive Officer), subject to a $30,000 limit and (ii) 24 months for the Chief Executive Officer, subject to a $50,000 limit.

The payments and benefits described above are subject to certain reductions and offsets if, for example, the Named Executive Officer received other severance benefits from us pursuant to a written employment agreement. In addition, if any of the severance benefits payable under the plan would constitute a "parachute payment" subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, a Named Executive Officer may receive a reduced amount of the affected severance benefits (the plan does not provide for the gross up of any excise taxes imposed by Section 4999 of the Internal Revenue Code). No Named Executive Officer would receive benefits under the plan if (i) the Named Executive Officer has entered into an individually negotiated employment agreement that provides for severance or change in control benefits, (ii) the Named Executive Officer voluntarily terminates employment with us to accept employment with another entity that is controlled by us or is otherwise affiliated with us or (iii) the Named Executive Officer does not confirm in writing that he or she is subject to agreements with us relating to proprietary and confidential information. In addition, as a general matter, in order to be eligible to receive benefits under the plan and if requested by Exelixis, a Named Executive Officer must execute a general waiver and release of claims, and such release must become effective in accordance with its terms.

If the employment of any Named Executive Officer, including the Chief Executive Officer, terminates due to (x) a termination without cause more than one month before a change in control or (y) a termination without cause or a constructive termination more than 13 months following a change in control, then the Named Executive Officer would be entitled to receive a cash severance benefit under the plan equal to six months of base salary paid in installments pursuant to our regularly scheduled payroll periods. In such circumstances, we would also pay for a period of up to six months the Named Executive Officer's COBRA premiums for any health, dental or vision plan that we sponsored and that the Named Executive Officer is enrolled in.

Pursuant to our 2000 Equity Incentive Plan, in the event of an asset sale, merger or consolidation in which we are not the surviving corporation, or a reverse merger in which we are the surviving corporation but our common stock is converted by virtue of the merger into other property, then any surviving or acquiring corporation may assume outstanding stock awards or substitute similar stock awards for those under the plan. If any surviving or acquiring corporation refuses to assume such outstanding stock awards or substitute similar stock awards, stock awards held by participants whose service has not terminated will be accelerated in full. In addition, if any person, entity or group acquires beneficial ownership of more than 50% of our combined voting power, then stock awards held by participants whose service has not terminated will be accelerated in full.

The following table sets forth the potential severance payments and benefits under our Change in Control and Severance Benefit Plan to which the Named Executive Officers would be entitled in connection with specified termination events, as if such Named Executive Officers' employment terminated as of January 2, 2009, the last business day of our last fiscal year. In addition, the table sets forth the amounts to which the Named Executive Officers would be entitled under our 2000 Equity Incentive Plan either (i) in connection with a change in control transaction in which the successor corporation did not assume or substitute outstanding stock awards, or (ii) an entity or group acquired more than 50% of our combined voting power, in each case, as of January 2, 2009. There are no other agreements, arrangements or plans that entitle any Named Executive Officers to severance, perquisites or other enhanced benefits upon termination of employment.

Potential Payments Upon Termination or Change in Control Table

		Change in Control and Severance Benefit Plan		2000 Equity Incentive Plan
Name	**Benefit**	**Involuntary Termination Without Cause or Constructive Termination in Connection with a Change of Control(1)**	**Involuntary Termination Without Cause Before Change in Control or Termination Without Cause or Constructive Termination Following a Change in Control(2)**	**Certain Change of Control Transactions without Termination(3)**
George A. Scangos, Ph.D.	Base Salary	$1,700,000	$424,366	—
	Bonus	1,020,000	—	—
	Vesting Acceleration(4)	36,000	—	$36,000
	COBRA Payments	23,974	5,994	—
	Outplacement Services	50,000	—	—
Benefit Total		**2,829,974**	**430,360**	**36,000**
Michael M. Morrissey, Ph.D.	Base Salary	725,418	241,806	—
	Bonus	363,472	—	—
	Vesting Acceleration(4)	9,000	—	9,000
	COBRA Payments	27,764	9,255	—
	Outplacement Services	30,000	—	—
Benefit Total		**1,155,654**	**251,061**	**9,000**
Frank L. Karbe	Base Salary	616,992	205,664	—
	Bonus	278,066	—	—
	Vesting Acceleration(4)	9,000	—	9,000
	COBRA Payments	8,882	2,961	—
	Outplacement Services	30,000	—	—
Benefit Total		**942,940**	**208,625**	**9,000**
Gisela M. Schwab, M.D.	Base Salary	605,103	201,701	—
	Bonus	272,869	—	—
	Vesting Acceleration(4)	9,000	—	9,000
	COBRA Payments	17,981	5,994	—
	Outplacement Services	30,000	—	—
Benefit Total		**934,953**	**207,695**	**9,000**
Pamela A. Simonton, J.D., LL.M.	Base Salary	557,021	185,674	—
	Bonus	251,186	—	—
	Vesting Acceleration(4)	9,000	—	9,000
	COBRA Payments	8,882	2,961	—
	Outplacement Services	30,000	—	—
Benefit Total		**856,089**	**188,635**	**9,000**

(1) These benefits would be payable under the Change in Control and Severance Benefit Plan if the involuntary termination without cause or constructive termination occurred during a period starting one month prior to and ending 13 months following the change in control.

(2) These benefits would be payable under the Change in Control and Severance Benefit Plan if the involuntary termination without cause occurred more than one month before the change in control or if the termination without cause or a constructive termination occurred more than 13 months following the change in control.

(3) These benefits would be payable under the 2000 Equity Incentive Plan if either (i) a successor corporation does not assume outstanding stock awards in a change of control transaction or (ii) a person, entity or group acquires beneficial ownership of more than 50% of our combined voting power, and, in each case, the Named Executive Officers do not terminate employment in connection with such a transaction or event.

(4) Assumes that the triggering event occurred on January 2, 2009, the last business day of our last fiscal year, when the closing sale price per share of our common stock was $5.22. The amount of the vesting acceleration is determined by aggregating for all accelerated options the amount equal to (i) the excess of $5.22 over the relevant exercise price of the option, multiplied by (ii) the number of shares underlying unvested options at such exercise price as of January 2, 2009. There can be no assurance that a similar triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at a time when our closing sale price is different.

Certain Relationships and Related Party Transactions

Indemnification Agreements

As permitted by Delaware law, our Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of duty of loyalty to us or our stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payment of dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

Our Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by Exelixis, arising out of such person's services as a director or executive officer with respect to Exelixis, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Policies and Procedures with Respect to Related Party Transactions

The Board recognizes that related person transactions can present a heightened risk of potential or actual conflicts of interests. In December 2006, the Board adopted a Statement of Policy with respect to transactions entered into with related persons. Under this policy, the Audit Committee has been tasked with responsibility to review and approve related party transactions. The policy provides that management shall present related party transactions to the Audit Committee for approval. The policy does not prevent management from entering into any related party transaction without prior approval of the Audit Committee, so long as such related party transaction is thereafter presented to the Audit Committee for ratification. If ratification is not forthcoming, then management shall make all reasonable efforts to cancel or annul such transaction.

Under the policy, a "related person" includes: any senior officer (including each executive officer or officer subject to Section 16 of the Securities Exchange Act of 1934, as amended) or director of Exelixis; a person who is an immediate family member of a senior officer, director or director nominee; a security holder who is known to own of record or beneficially more than 5% percent of any class of our securities; a person who is an immediate family member of such security holder; or an entity which is owned or controlled by one of the aforementioned persons, or an entity in which one of the aforementioned persons has a substantial ownership interest in or control over of such entity.

All related party transactions shall be disclosed in our applicable filings with the SEC as required under SEC rules.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of Exelixis. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended January 2, 2009, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, except as follows: Lupe Rivera, an executive officer, did not timely file a Form 4 relating to the sale of 2,213 shares of our Common Stock held in our 401(k) Retirement Plan on March 17, 2008 in connection with a reallocation of her investments in our 401(k) Retirement Plan. Ms. Rivera subsequently filed a Form 4 reporting the transaction on March 28, 2008.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are stockholders will be "householding" proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to Investor Relations, Exelixis, Inc., 249 East Grand Avenue, P.O. Box 511, South San Francisco, California 94083-0511 or contact Exelixis, Inc., Investor Relations at (650) 837-7000. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended January 2, 2009, including the consolidated financial statements, schedules and list of exhibits, and any particular exhibit specifically requested, is available without charge upon written request to: Investor Relations, Exelixis, Inc., 249 East Grand Avenue, P.O. Box 511, South San Francisco, California 94083-0511.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

James B. Bucher

JAMES B. BUCHER
Secretary

April 13, 2009

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APPENDIX A

Exelixis, Inc.

2000 Employee Stock Purchase Plan

Adopted by Board of Directors: January 27, 2000
Approved by Stockholders: March 15, 2000
Amended by Board of Directors: January 28, 2005
Amendment Approved by Stockholders: April 22, 2005
Amended by Board of Directors: February 26, 2009
Amendment Approved by Stockholders: [   ], 2009
Termination Date: None

1. Purpose.

(a) The purpose of the Plan is to provide a means by which Employees of the Company and certain designated Affiliates may be given an opportunity to purchase Shares of the Company.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

(c) The Company intends that the Rights to purchase Shares granted under the Plan be considered options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

2. Definitions.

(a) ***"Affiliate"*** means any parent corporation or subsidiary corporation, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) ***"Board"*** means the Board of Directors of the Company.

(c) ***"Code"*** means the United States Internal Revenue Code of 1986, as amended.

(d) ***"Committee"*** means a Committee appointed by the Board in accordance with subsection 3(c) of the Plan.

(e) "***Company***" means Exelixis, Inc., a Delaware corporation.

(f) ***"Director"*** means a member of the Board.

(g) "***Eligible Employee***" means an Employee who meets the requirements set forth in the Offering for eligibility to participate in the Offering.

(h) ***"Employee"*** means any person, including Officers and Directors, employed by the Company or an Affiliate of the Company. Neither service as a Director nor payment of a director's fee shall be sufficient to constitute "employment" by the Company or the Affiliate.

(i) ***"Employee Stock Purchase Plan"*** means a plan that grants rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(j) ***"Exchange Act"*** means the United States Securities Exchange Act of 1934, as amended.

(k) ***"Fair Market Value"*** means the value of a security, as determined in good faith by the Board. If the security is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, then, except as otherwise provided in the Offering, the Fair Market Value of the security shall be the closing sales price (rounded up where necessary to the nearest whole cent) for such security (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the relevant security of the Company) on the trading day prior to the relevant determination date, as reported in *The Wall Street Journal* or such other source as the Board deems reliable.

(l) ***"Non-Employee Director"*** means a Director who either (i) is not a current Employee or Officer of the Company or its parent or subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(m) ***"Offering"*** means the grant of Rights to purchase Shares under the Plan to Eligible Employees.

(n) ***"Offering Date"*** means a date selected by the Board for an Offering to commence.

(o) ***"Outside Director"*** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of the Treasury regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time, and is not currently receiving direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(p) ***"Participant"*** means an Eligible Employee who holds an outstanding Right granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Right granted under the Plan.

(q) ***"Plan"*** means this 2000 Employee Stock Purchase Plan.

(r) ***"Purchase Date"*** means one or more dates established by the Board during an Offering on which Rights granted under the Plan shall be exercised and purchases of Shares carried out in accordance with such Offering.

(s) ***"Right"*** means an option to purchase Shares granted pursuant to the Plan.

(t) ***"Rule 16b-3"*** means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3 as in effect with respect to the Company at the time discretion is being exercised regarding the Plan.

(u) ***"Securities Act"*** means the United States Securities Act of 1933, as amended.

(v) ***"Share"*** means a share of the common stock of the Company.

3. ADMINISTRATION.

(a) The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c). Whether or not the Board has delegated administration, the Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(b) The Board (or the Committee) shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine when and how Rights to purchase Shares shall be granted and the provisions of each Offering of such Rights (which need not be identical).

(ii) To designate from time to time which Affiliates of the Company shall be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and Rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iv) To amend the Plan as provided in Section 14.

(v) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Affiliates and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(c) The Board may delegate administration of the Plan to a Committee of the Board composed of two (2) or more members, all of the members of which Committee may be, in the discretion of the Board, Non-Employee Directors and/or Outside Directors. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee of two (2) or more Outside Directors any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or such a subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

4. Shares Subject to the Plan.

(a) Subject to the provisions of Section 13 relating to adjustments upon changes in securities, the Shares that may be sold pursuant to Rights granted under the Plan shall not exceed in the aggregate 8,650,000 Shares. If any Right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such Right shall again become available for the Plan.

(b) The Shares subject to the Plan may be unissued Shares or Shares that have been bought on the open market at prevailing market prices or otherwise.

5. Grant of Rights; Offering.

(a) The Board may from time to time grant or provide for the grant of Rights to purchase Shares of the Company under the Plan to Eligible Employees in an Offering on an Offering Date or Dates selected by the Board. Each Offering shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate, which shall comply with the requirements of Section 423(b)(5) of the Code that all Employees granted Rights to purchase Shares under the Plan shall have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering shall include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering shall be effective, which period shall not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in Sections 6 through 9, inclusive.

(b) If a Participant has more than one Right outstanding under the Plan, unless he or she otherwise indicates in agreements or notices delivered hereunder: (i) each agreement or notice delivered by that Participant will be deemed to apply to all of his or her Rights under the Plan, and (ii) an earlier-granted Right (or a Right with a lower exercise price, if two Rights have identical grant dates) will be exercised to the fullest possible extent before a later-granted Right (or a Right with a higher exercise price if two Rights have identical grant dates) will be exercised.

6. ELIGIBILITY.

(a) Rights may be granted only to Employees of the Company or, as the Board may designated as provided in subsection 3(b), to Employees of an Affiliate.

(i) Except as provided in subsection 6(b), an Employee shall not be eligible to be granted Rights under the Plan unless, on the Offering Date, such Employee has been in the employ of the Company or the Affiliate, as the case may be, for such continuous period preceding such grant as the Board may require in the Offering, but in no event shall the required period of continuous employment be equal to or greater than two (2) years.

(ii) The Board may provide in an Offering that Employees whose customary employment is twenty (20) hours or less per week shall not be eligible to participate.

(iii) The Board may provide in an Offering that Employees whose customary employment is for not more than five (5) months in any calendar year shall not be eligible to participate.

(iv) The Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code shall not be eligible to participate.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Right under that Offering, which Right shall thereafter be deemed to be a part of that Offering. Such Right shall have the same characteristics as any Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Right is granted shall be the "Offering Date" of such Right for all purposes, including determination of the exercise price of such Right;

(ii) the period of the Offering with respect to such Right shall begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Right under that Offering.

(c) No Employee shall be eligible for the grant of any Rights under the Plan if, immediately after any such Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Affiliate. For purposes of this subsection 6(c), the rules of Section 424(d) of the Code shall apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding rights and options shall be treated as stock owned by such Employee.

(d) An Eligible Employee may be granted Rights under the Plan only if such Rights, together with any other Rights granted under all Employee Stock Purchase Plans of the Company and any Affiliates, as specified by Section 423(b)(8) of the Code, do not permit such Eligible Employee's rights to purchase Shares of the Company or any Affiliate to accrue at a rate which exceeds twenty five thousand dollars ($25,000) of the fair market value of such Shares (determined at the time such Rights are granted) for each calendar year in which such Rights are outstanding at any time.

7. **Rights; Purchase Price.**

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, shall be granted the Right to purchase up to the number of Shares purchasable either:

(i) with a percentage designated by the Board not exceeding fifteen percent (15%) of such Employee's Earnings (as defined by the Board in each Offering) during the period which begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering; or

(ii) with a maximum dollar amount designated by the Board that, as the Board determines for a particular Offering, (1) shall be withheld, in whole or in part, from such Employee's Earnings (as defined by the Board in each Offering) during the period which begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering and/or (2) shall be contributed, in whole or in part, by such Employee during such period.

(b) The Board shall establish one or more Purchase Dates during an Offering on which Rights granted under the Plan shall be exercised and purchases of Shares carried out in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify a maximum amount of Shares that may be purchased by any Participant as well as a maximum aggregate amount of Shares that may be purchased by all Participants pursuant to such Offering. In addition, in connection with each Offering that contains more than one Purchase Date, the Board may specify a maximum aggregate amount of Shares which may be purchased by all Participants on any given Purchase Date under the Offering. If the aggregate purchase of Shares upon exercise of Rights granted under the Offering would exceed any such maximum aggregate amount, the Board shall make a pro rata allocation of the Shares available in as nearly a uniform manner as shall be practicable and as it shall deem to be equitable.

(d) The purchase price of Shares acquired pursuant to Rights granted under the Plan shall be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the fair market value of the Shares on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the fair market value of the Shares on the Purchase Date.

8. **Participation; Withdrawal; Termination.**

(a) An Eligible Employee may become a Participant in the Plan pursuant to an Offering by delivering a participation agreement to the Company within the time specified in the Offering, in such form as the Company provides. Each such agreement shall authorize payroll deductions of up to the maximum percentage specified by the Board of such Employee's Earnings during the Offering (as defined in each Offering). The payroll deductions made for each Participant shall be credited to a bookkeeping account for such Participant under the Plan and either may be deposited with the general funds of the Company or may be deposited in a separate account in the name of, and for the benefit of, such Participant with a financial institution designated by the Company. To the extent provided in the Offering, a Participant may reduce (including to zero) or increase such payroll deductions. To the extent provided in the Offering, a Participant may begin such payroll deductions after the beginning of the Offering. A Participant may make additional payments into his or her account only if specifically provided for in the Offering and only if the Participant has not already had the maximum permitted amount withheld during the Offering.

(b) At any time during an Offering, a Participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the

Company provides. Such withdrawal may be elected at any time prior to the end of the Offering except as provided by the Board in the Offering. Upon such withdrawal from the Offering by a Participant, the Company shall distribute to such Participant all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire Shares for the Participant) under the Offering, without interest unless otherwise specified in the Offering, and such Participant's interest in that Offering shall be automatically terminated. A Participant's withdrawal from an Offering will have no effect upon such Participant's eligibility to participate in any other Offerings under the Plan but such Participant will be required to deliver a new participation agreement in order to participate in subsequent Offerings under the Plan.

(c) Rights granted pursuant to any Offering under the Plan shall terminate immediately upon cessation of any participating Employee's employment with the Company or a designated Affiliate for any reason (subject to any post-employment participation period required by law) or other lack of eligibility. The Company shall distribute to such terminated Employee all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire Shares for the terminated Employee) under the Offering, without interest unless otherwise specified in the Offering. If the accumulated payroll deductions have been deposited with the Company's general funds, then the distribution shall be made from the general funds of the Company, without interest. If the accumulated payroll deductions have been deposited in a separate account with a financial institution as provided in subsection 8(a), then the distribution shall be made from the separate account, without interest unless otherwise specified in the Offering.

(d) Rights granted under the Plan shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, or by a beneficiary designation as provided in Section 15 and, otherwise during his or her lifetime, shall be exercisable only by the person to whom such Rights are granted.

9. Exercise.

(a) On each Purchase Date specified therefor in the relevant Offering, each Participant's accumulated payroll deductions and other additional payments specifically provided for in the Offering (without any increase for interest) will be applied to the purchase of Shares up to the maximum amount of Shares permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional Shares shall be issued upon the exercise of Rights granted under the Plan unless specifically provided for in the Offering.

(b) Unless otherwise specifically provided in the Offering, the amount, if any, of accumulated payroll deductions remaining in any Participant's account after the purchase of Shares that is equal to the amount required to purchase one or more whole Shares on the final Purchase Date of the Offering shall be distributed in full to the Participant at the end of the Offering, without interest. If the accumulated payroll deductions have been deposited with the Company's general funds, then the distribution shall be made from the general funds of the Company, without interest. If the accumulated payroll deductions have been deposited in a separate account with a financial institution as provided in subsection 8(a), then the distribution shall be made from the separate account, without interest unless otherwise specified in the Offering.

(c) No Rights granted under the Plan may be exercised to any extent unless the Shares to be issued upon such exercise under the Plan (including Rights granted thereunder) are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date in any Offering hereunder the Plan is not so registered or in such compliance, no Rights granted under the Plan or any Offering shall be exercised on such Purchase Date, and the Purchase Date shall be delayed until the Plan is subject to such an effective registration statement and such compliance, except that the Purchase Date shall not be delayed more than twelve (12) months and the Purchase Date shall in no event be more than twenty-seven (27) months from the Offering Date. If, on the Purchase Date of any Offering hereunder, as delayed to the maximum extent permissible, the Plan is not registered and in such compliance, no Rights granted under the Plan or any Offering shall be exercised and all payroll deductions accumulated during the Offering (reduced to the extent, if any, such deductions have been used to acquire Shares) shall be distributed to the Participants, without interest unless otherwise specified in the Offering. If the accumulated payroll deductions have been deposited with the Company's general funds, then the distribution shall be made from the general funds of the Company, without interest. If the accumulated payroll deductions have been deposited in a separate account with a financial institution as provided in subsection 8(a), then the distribution shall be made from the separate account, without interest unless otherwise specified in the Offering.

10. Covenants of the Company.

(a) During the terms of the Rights granted under the Plan, the Company shall ensure that the amount of Shares required to satisfy such Rights are available.

(b) The Company shall seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell Shares upon exercise of the Rights granted under the Plan. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Shares under the Plan, the Company shall be relieved from any liability for failure to issue and sell Shares upon exercise of such Rights unless and until such authority is obtained.

11. Use of Proceeds from Shares.

Proceeds from the sale of Shares pursuant to Rights granted under the Plan shall constitute general funds of the Company.

12. Rights as a Stockholder.

A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, Shares subject to Rights granted under the Plan unless and until the Participant's Shares acquired upon exercise of Rights under the Plan are recorded in the books of the Company.

13. Adjustments upon Changes in Securities.

(a) If any change is made in the Shares subject to the Plan, or subject to any Right, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the class(es) and maximum number of Shares subject to the Plan pursuant to subsection 4(a), and the outstanding Rights will be appropriately adjusted in the class(es), number of Shares and purchase limits of such outstanding Rights. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction that does not involve the receipt of consideration by the Company.)

(b) In the event of: (i) a dissolution, liquidation, or sale of all or substantially all of the assets of the Company; (ii) a merger or consolidation in which the Company is not the surviving corporation; or (iii) a reverse merger in which the Company is the surviving corporation but the Shares outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then: (1) any surviving or acquiring corporation shall assume Rights outstanding under the Plan or shall substitute similar rights (including a right to acquire the same consideration paid to Stockholders in the transaction described in this subsection 13(b)) for those outstanding under the Plan, or (2) in the event any surviving or acquiring corporation refuses to assume such Rights or to substitute similar rights for those outstanding under the Plan, then, as determined by the Board in its sole discretion such Rights may continue in full force and effect or the Participants' accumulated payroll deductions (exclusive of any accumulated interest which cannot be applied toward the purchase of Shares under the terms of the Offering) may be used to purchase Shares immediately prior to the transaction described above under the ongoing Offering and the Participants' Rights under the ongoing Offering thereafter terminated.

14. Amendment of the Plan.

(a) The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 13 relating to adjustments upon changes in securities and except as to minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for Participants or the Company or any Affiliate, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary for the Plan to satisfy the requirements of Section 423 of the Code, Rule 16b-3 under the Exchange Act and any Nasdaq or other securities exchange listing requirements. Currently under the Code, stockholder approval within twelve (12) months before or after the adoption of the amendment is required where the amendment will:

(i) Increase the amount of Shares reserved for Rights under the Plan;

(ii) Modify the provisions as to eligibility for participation in the Plan to the extent such modification requires stockholder approval in order for the Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3; or

(iii) Modify the Plan in any other way if such modification requires stockholder approval in order for the Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3.

(b) It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Employee Stock Purchase Plans and/or to bring the Plan and/or Rights granted under it into compliance therewith.

(c) Rights and obligations under any Rights granted before amendment of the Plan shall not be impaired by any amendment of the Plan, except with the consent of the person to whom such Rights were granted, or except as necessary to comply with any laws or governmental regulations, or except as necessary to ensure that the Plan and/or Rights granted under the Plan comply with the requirements of Section 423 of the Code.

15. Designation of Beneficiary.

(a) A Participant may file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the end of an Offering but prior to delivery to the Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death during an Offering.

(b) The Participant may change such designation of beneficiary at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

16. Termination or Suspension of the Plan.

(a) The Board in its discretion may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate at the time that all of the Shares subject to the Plan's reserve, as increased and/or adjusted from time to time, have been issued under the terms of the Plan. No Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Rights and obligations under any Rights granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan, except as expressly provided in the Plan or with the consent of the person to whom such Rights were granted, or except as necessary to comply with any laws or governmental regulation, or except as necessary to ensure that the Plan and/or Rights granted under the Plan comply with the requirements of Section 423 of the Code.

17. Effective Date of Plan.

The Plan shall become effective as determined by the Board, but no Rights granted under the Plan shall be exercised unless and until the Plan has been approved by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board, which date may be prior to the effective date set by the Board.

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APPENDIX B

EXELIXIS, INC.

AMENDED AND RESTATED 2000 EQUITY INCENTIVE PLAN

Adopted January 27, 2000
Approved By Stockholders March 15, 2000
Amended and Restated December 8, 2006
Amended and Restated February 26, 2009
Approved By Stockholders [ ], 2009
Termination Date: January 26, 2013

1. PURPOSES.

(a) Eligible Stock Award Recipients. The persons eligible to receive Stock Awards are the Employees, Directors and Consultants of the Company and its Affiliates.

(b) Available Stock Awards. The purpose of the Plan is to provide a means by which eligible recipients of Stock Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) stock bonuses and (iv) rights to acquire restricted stock.

(c) General Purpose. The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Stock Awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

2. DEFINITIONS.

(a) "Affiliate" means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) "Board" means the Board of Directors of the Company.

(c) "Cause" means, with respect to the involuntary termination of the Continuous Service of a Participant, misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against the Company or an Affiliate; (iii) conduct that, based upon a good faith and reasonable factual investigation and determination by the Company, demonstrates gross unfitness to serve; or (iv) intentional, material violation of any agreement with the Company, or of any statutory duty to the Company, that is not corrected within thirty (30) days after written notice thereof. Physical or mental disability shall not constitute "Cause." For purposes of this definition, "Company" shall include an Affiliate of the Company and a successor to the Company.

(d) "Code" means the Internal Revenue Code of 1986, as amended.

(e) "Committee" means a committee of one or more members of the Board appointed by the Board in accordance with subsection 3(c).

(f) "Common Stock" means the common stock of the Company.

(g) "Company" means Exelixis, Inc., a Delaware corporation.

(h) "Consultant" means any person, including an advisor, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (ii) who is a member of the

Board of Directors of an Affiliate. However, the term "Consultant" shall not include either Directors who are not compensated by the Company for their services as Directors or Directors who are merely paid a director's fee by the Company for their services as Directors.

(i) "Continuous Service" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's Continuous Service. If the entity for which a Participant is rendering services ceases to qualify as an "Affiliate," as determined by the Board in its sole discretion, such Participant's Continuous Service shall be considered to have terminated on the date such entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director will not constitute an interruption of Continuous Service. The Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave.

(j) "Covered Employee" means the chief executive officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

(k) "Director" means a member of the Board of Directors of the Company.

(l) "Disability" means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(m) "Employee" means any person employed by the Company or an Affiliate. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

(n) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(o) "Fair Market Value" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or national market system, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the day of determination, then the Fair Market Value shall be the closing sales price on the last preceding day for which such quotation exists.

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Board.

(p) "Good Reason" means, with respect to the voluntary termination of the Continuous Service of a Participant in connection with a Change in Control, (i) reduction of such person's rate of compensation as in effect immediately prior to the Change in Control by greater than ten percent (10%), except to the extent the compensation of other similarly situated persons are accordingly reduced, (ii) failure to provide a package of welfare benefit plans that, taken as a whole, provide substantially similar benefits to those in which such person is entitled to participate immediately prior to the Change in Control (except that such person's contributions may be raised to the extent of any cost increases imposed by third parties) or any action by the Company that would adversely affect such person's participation or reduce such person's benefits under any of such plans, (iii) a change in such person's responsibilities, authority, titles or offices resulting in diminution of position, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith that is remedied by the Company promptly after notice thereof is given by such person, (iv) a request that such person relocate to a worksite that is more than fifty (50) miles from such person's prior worksite, unless such person accepts such relocation opportunity, (v) a material reduction in duties, (vi) a failure or refusal of any successor company to assume the obligations of the Company under an agreement with such person or (vii) a material breach by the Company of any of the material provisions of an agreement with such person. For purposes of this definition, "Company" shall include an Affiliate of the Company and a successor to the Company.

(q) "Incentive Stock Option" means an Option which qualifies as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(r) "Non-Employee Director" means a Director who either (i) is not a current Employee or Officer of the Company or its parent or a subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or a subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(s) "Nonstatutory Stock Option" means an Option which does not qualify as an Incentive Stock Option.

(t) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(u) "Option" means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(v) "Option Agreement" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(w) "Optionholder" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(x) "Outside Director" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time and is not currently receiving direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director or (ii) is otherwise considered an "outside director" for purposes of Section162(m) of the Code.

(y) "Participant" means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(z) "Plan" means this Exelixis, Inc. Amended and Restated 2000 Equity Incentive Plan.

(aa) "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(bb) "Securities Act" means the Securities Act of 1933, as amended.

(cc) "Stock Award" means any right granted under the Plan, including an Option, a stock bonus and a right to acquire restricted stock.

(dd) "Stock Award Agreement" means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ee) "Ten Percent Stockholder" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Common Stock pursuant to a Stock Award; and the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person; provided, however, that the exercisability or vesting of any Stock Award may only be accelerated in the event of death, Disability, retirement (as such term may be defined in the Participant's Stock Award Agreement or in another applicable agreement) or change in control (as specified in subsection 11(c) or 11(d)) (the "Vesting Acceleration Requirements"). Notwithstanding the foregoing, Stock Awards granted after the annual meeting of stockholders held in 2009 that do not meet the Vesting Acceleration Requirements shall be limited to 10% of the total number of shares reserved for issuance under the Plan. For purposes of clarification, the Vesting Acceleration Requirements shall only apply to Stock Awards that are granted after the annual meeting of stockholders held in 2009 and Stock Awards for which the vesting is accelerated after the annual meeting of stockholders held in 2009 (other than Stock Awards for which the vesting is accelerated pursuant to arrangements entered into before the annual meeting of stockholders held in 2009).

(ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or a Stock Award as provided in Section 12.

(iv) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

(c) Delegation to Committee.

(i) General. The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan; provided, however, that all Stock Awards granted to "non-employee directors" as defined in Rule 16b-3 under the Exchange Act must be granted by a committee comprised solely of "outside directors" as defined in Section 162(m) of the Code.

(ii) Committee Composition when Common Stock is Publicly Traded. At such time as the Common Stock is publicly traded, in the discretion of the Board, a Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Within the scope of such authority, the Board or the Committee may (1) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Stock Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, and/or (2) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(iii) Delegation to Officers. The Board may delegate to one or more Officers the authority to do one or both of the following (a) designate Officers and Employees of the Company or any of its subsidiaries to be recipients of Options (and, to the extent permitted by Delaware law, other Stock Awards) and the terms thereof, and (b) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Officers and Employees; provided, however, that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officers and that such Officer may not grant a Stock Award to himself or herself. Notwithstanding the foregoing, the Board may not delegate to an Officer authority to determine the Fair Market Value of the Common Stock pursuant to subsection 2(o)(iii) above.

(d) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(e) Cancellation and Re-Grant of Stock Awards. Neither the Board nor any Committee shall have the authority to: (i) reduce the exercise price of any outstanding Options under the Plan, or (ii) cancel any outstanding Options that have an exercise price or strike price greater than the current Fair Market Value of the Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

4. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to the provisions of subsection 4(b) relating to reversion of shares of Common Stock to the share reserve and the provisions of Section 11 relating to adjustments upon changes in the Common Stock, the Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate 43,161,277 shares of Common Stock; provided that the aggregate number of shares that are available for Incentive Stock Options shall not exceed thirty million (30,000,000) shares of Common Stock.

(b) Reversion of Shares to the Share Reserve. If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the shares of Common Stock not acquired under such Stock Award shall revert to and again become available for issuance under the Plan. If the Company repurchases any unvested shares of Common Stock acquired under the Plan, the repurchased shares of Common Stock shall revert to and again become available for issuance under the Plan for all Stock Awards other than

Incentive Stock Options. Notwithstanding the foregoing, those shares of Common Stock issuable pursuant to Options that are surrendered as part of the option exchange program that the Company proposes to implement subject to obtaining stockholder approval at an annual meeting of stockholders of the Company held in 2009 shall not increase the share reserve of this Plan.

(c) Source of Shares. The shares of Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) Ten Percent Stockholders.

(i) A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock at the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Section 162(m) Limitation. Subject to the provisions of Section 11 relating to adjustments upon changes in the shares of Common Stock, no Employee shall be eligible to be granted Options covering more than one million (1,000,000) Shares of Common Stock during any calendar year.

(d) Consultants.

(i) A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Company determines both (1) that such grant (a) shall be registered in another manner under the Securities Act (e.g., on a Form S-3 Registration Statement) or (b) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (2) that such grant complies with the securities laws of all other relevant jurisdictions.

(ii) Form S-8 generally is available to consultants and advisors only if (1) they are natural persons; (2) they provide bona fide services to the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parent; and (3) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the issuer's securities.

6. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of subsection 5(b) regarding Ten Percent Stockholders, no Incentive Stock Option granted shall be exercisable after the expiration of ten (10) years from the date it was granted.

(b) Exercise Price of an Incentive Stock Option. Subject to the provisions of subsection 5(b) regarding Ten Percent Stockholders, the exercise price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) Exercise Price of a Nonstatutory Stock Option. The exercise price of each Nonstatutory Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. A Nonstatutory Stock Option may be granted with an exercise price lower than that set forth herein if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(d) Consideration. The purchase price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised or (ii) at the discretion of the Board at the time of the grant of the Option (or subsequently in the case of a Nonstatutory Stock Option) (1) by delivery to the Company (either by actual delivery or attestation) of other Common Stock, (2) according to a deferred payment or other similar arrangement with the Optionholder or (3) in any other form of legal consideration that may be acceptable to the Board.

In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement.

(e) Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(f) Transferability of a Nonstatutory Stock Option. A Nonstatutory Stock Option shall be transferable to the extent provided in the Option Agreement. If the Nonstatutory Stock Option does not provide for transferability, then the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(g) Vesting Generally. The total number of shares of Common Stock subject to an Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this subsection 6(g) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

(h) Termination of Continuous Service. In the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(i) Extension of Termination Date. An Optionholder's Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in subsection 6(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(j) Disability of Optionholder. In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination (or such longer or shorter period specified in the Option Agreement) or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(k) Death of Optionholder. In the event (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder's death pursuant to subsection 6(e) or 6(f), but only within the period ending on the earlier of (1) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Option Agreement) or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

(l) Early Exercise. The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Subject to the "Repurchase Limitation" in subsection 10(g), any unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate. Provided that the "Repurchase Limitation" in subsection 10(g) is not violated, the Company will not exercise its repurchase option until at least six (6) months (or such longer or shorter period of time required to avoid classification of the Option as a liability for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option.

(m) Re-Load Options.

(i) Without in any way limiting the authority of the Board to make or not to make grants of Options hereunder, the Board shall have the authority (but not an obligation) to include as part of any Option Agreement a provision entitling the Optionholder to a further Option (a "Re-Load Option") in the event the Optionholder exercises the Option evidenced by the Option Agreement, in whole or in part, by surrendering other shares of Common Stock in accordance with this Plan and the terms and conditions of the Option Agreement. Unless otherwise specifically provided in the Option, the Optionholder shall not surrender shares of Common Stock acquired, directly or indirectly from the Company, unless such shares have been held for more than six (6) months (or such longer or shorter period of time required to avoid classification of the Option as a liability for financial accounting purposes).

(ii) Any such Re-Load Option shall (1) provide for a number of shares of Common Stock equal to the number of shares of Common Stock surrendered as part or all of the exercise price of such Option; (2) have an expiration date which is the same as the expiration date of the Option the exercise of which gave rise to such Re-Load Option; and (3) have an exercise price which is equal to one hundred percent (100%) of the

Fair Market Value of the Common Stock subject to the Re-Load Option on the date of exercise of the original Option. Notwithstanding the foregoing, a Re-Load Option shall be subject to the same exercise price and term provisions heretofore described for Options under the Plan.

(iii) Any such Re-Load Option may be an Incentive Stock Option or a Nonstatutory Stock Option, as the Board may designate at the time of the grant of the original Option; provided, however, that the designation of any Re-Load Option as an Incentive Stock Option shall be subject to the one hundred thousand dollar ($100,000) annual limitation on the exercisability of Incentive Stock Options described in subsection 10(d) and in Section 422(d) of the Code. There shall be no Re-Load Options on a Re-Load Option. Any such Re-Load Option shall be subject to the availability of sufficient shares of Common Stock under subsection 4(a) and the "Section 162(m) Limitation" on the grants of Options under subsection 5(c) and shall be subject to such other terms and conditions as the Board may determine which are not inconsistent with the express provisions of the Plan regarding the terms of Options.

7. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS.

(a) Stock Bonus Awards. Each stock bonus agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of stock bonus agreements may change from time to time, and the terms and conditions of separate stock bonus agreements need not be identical, but each stock bonus agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A stock bonus may be awarded in consideration for past services actually rendered to the Company or an Affiliate for its benefit.

(ii) Vesting. Subject to the "Repurchase Limitation" in subsection 10(g), shares of Common Stock awarded under the stock bonus agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant's Continuous Service. Subject to the "Repurchase Limitation" in subsection 10(g), in the event a Participant's Continuous Service terminates, the Company may reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the stock bonus agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under the stock bonus agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the stock bonus agreement, as the Board shall determine in its discretion, so long as Common Stock awarded under the stock bonus agreement remains subject to the terms of the stock bonus agreement.

(b) Restricted Stock Awards. Each restricted stock purchase agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of the restricted stock purchase agreements may change from time to time, and the terms and conditions of separate restricted stock purchase agreements need not be identical, but each restricted stock purchase agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Purchase Price. Subject to the provisions of subsection 5(b) regarding Ten Percent Stockholders, the purchase price under each restricted stock purchase agreement shall be such amount as the Board shall determine and designate in such restricted stock purchase agreement.

(ii) Consideration. The purchase price of Common Stock acquired pursuant to the restricted stock purchase agreement shall be paid either: (i) in cash at the time of purchase; (ii) at the discretion of the Board, according to a deferred payment or other similar arrangement with the Participant; or (iii) in any other form of legal consideration that may be acceptable to the Board in its discretion.

(iii) Vesting. Subject to the "Repurchase Limitation" in subsection 10(g), shares of Common Stock acquired under the restricted stock purchase agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iv) Termination of Participant's Continuous Service. Subject to the "Repurchase Limitation" in subsection 10(g), in the event a Participant's Continuous Service terminates, the Company may repurchase or otherwise reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the restricted stock purchase agreement.

(v) Transferability. Rights to acquire shares of Common Stock under the restricted stock purchase agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the restricted stock purchase agreement, as the Board shall determine in its discretion, so long as Common Stock awarded under the restricted stock purchase agreement remains subject to the terms of the restricted stock purchase agreement.

8. COVENANTS OF THE COMPANY.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

9. USE OF PROCEEDS FROM STOCK.

Proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10. MISCELLANEOUS.

(a) Acceleration of Exercisability and Vesting. The Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(b) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

(c) No Employment or other Service Rights. Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(d) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.

(e) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Common Stock upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock Certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(f) Withholding Obligations. To the extent provided by the terms of a Stock Award Agreement, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Stock Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of Common Stock.

(g) Repurchase Limitation. The terms of any repurchase option shall be specified in the Stock Award and may be either at Fair Market Value at the time of repurchase or at not less than the original purchase price.

11. ADJUSTMENTS UPON CHANGES IN STOCK.

(a) Capitalization Adjustments. If any change is made in the Common Stock subject to the Plan, or subject to any Stock Award, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Board shall appropriately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to subsection 4(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to subsection 4(a), (iii) the maximum number of securities that may be awarded to any person pursuant to subsection 5(c), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction "without the receipt of consideration" by the Company.)

(b) Change in Control—Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Stock Awards shall terminate immediately prior to such event.

(c) Change in Control—Asset Sale, Merger, Consolidation or Reverse Merger. In the event of (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation or (iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then any surviving corporation or acquiring corporation shall assume any Stock Awards outstanding under the Plan or shall substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders in the transaction described in this subsection 11(c) for those outstanding under the Plan). In the event any surviving corporation or acquiring corporation refuses to assume such Stock Awards or to substitute similar stock awards for those outstanding under the Plan, then with respect to Stock Awards held by Participants whose Continuous Service has not terminated, the vesting of such Stock Awards and any shares of Common Stock acquired under such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated in full, and the Stock Awards shall terminate if not exercised (if applicable) at or prior to such event. With respect to any other Stock Awards outstanding under the Plan, such Stock Awards shall terminate if not exercised (if applicable) prior to such event.

(d) Change in Control—Securities Acquisition. In the event of an acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or an Affiliate) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of Directors and provided that such acquisition is not a result of, and does not constitute a transaction described in, subsection 11(c) hereof, then with respect to Stock Awards held by Participants whose Continuous Service has not terminated, the vesting of such Stock Awards and any shares of Common Stock acquired under such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated in full.

(e) Change in Control—Termination of Continuous Service.

(i) In the event of a change in control as specified in subsection 11(c) or 11(d) (collectively, a "Change in Control") and the Continuous Service of a Participant is either involuntarily terminated without Cause or is voluntarily terminated for Good Reason within one (1) month before or thirteen (13) months after the Change in Control, then the vesting of such Participant's Stock Award and any shares of Common Stock acquired under such Stock Award (and, if applicable, the time during which such Stock Award may be exercised) shall be accelerated by one (1) year.

(ii) The Company or an Affiliate may not terminate the Continuous Service of a Participant for Cause unless and until there shall have been delivered to such person a copy of a resolution duly adopted by the affirmative vote of at least a majority of the Board at a meeting of the Board called and held for the purpose (after reasonable notice to such person and an opportunity for such person, together with such person's counsel, to be heard before the Board), finding that in the good faith opinion of the Board, such person was guilty of the conduct constituting "Cause" and specifying the particulars thereof in detail.

(iii) Any purported voluntary termination of the Continuous Service of a Participant for Good Reason shall be communicated by a notice of termination to the Company and shall state the specific termination provisions relied upon and set forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination.

(iv) If any benefit received or to be received by such person pursuant to the acceleration of the vesting and/or exercisability of an Award would constitute an "excess parachute payment" subject to excise tax under Section 4999 of the Code (the "Excise Tax"), the amount or benefit to be received by such person shall be reduced if such reduction, taking into account all applicable federal, state and local income and employment taxes and the Excise Tax, results in a greater after-tax benefit for such person. The determination by the Company's independent auditors of any required reduction pursuant hereto shall be conclusive and binding upon such person.

12. AMENDMENT OF THE PLAN AND STOCK AWARDS.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 11 relating to adjustments upon changes in Common Stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Section 422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements. For purposes of clarification, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Stock Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Stock Awards available for issuance under the Plan.

(b) Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

(c) Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

(d) No Impairment of Rights. Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

(e) Amendment of Stock Awards. The Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; provided, however, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

13. TERMINATION OR SUSPENSION OF THE PLAN.

(a) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on January 26, 2013. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the Participant.

14. EFFECTIVE DATE OF PLAN.

The Plan shall become effective upon adoption by the Board, but no Stock Award shall be exercised (or, in the case of a stock bonus, shall be granted) unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

15. CHOICE OF LAW.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

EXELIXIS™

Exelixis, Inc.
210 East Grand Avenue
South San Francisco, CA 94083-0511

650.837.7000 tel
650.837.8300 fax

www.exelixis.com

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